Filed Pursuant to Rule 424 (b)(4)
Registration No: 333-180190, 333-180446

Prospectus

26,400,000 Shares

Dunkin’ Brands Group, Inc.

Common stock

The selling stockholders named in this prospectus are offering 26,400,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “DNKN.” On March 29, 2012, the last sale price of our common stock as reported on The NASDAQ Global Select Market was $30.06 per share.

	Per share	Total

Public offering price	$29.50	$778,800,000

Underwriting discounts and commissions	$1.0325	$27,258,000

Proceeds to selling stockholders, before expenses	$28.4675	$751,542,000

Delivery of the shares of common stock is expected to be made on or about April 4, 2012. The selling stockholders identified in this prospectus have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions as set forth above, up to an additional 3,960,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by these selling stockholders if the underwriters exercise their option to purchase additional shares of common stock.

Investing in our common stock involves substantial risk. Please read “Risk factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Barclays	Morgan Stanley

BofA Merrill Lynch

Baird	William Blair & Company	Raymond James

Stifel Nicolaus Weisel	Wells Fargo Securities	Moelis & Company

SMBC Nikko	Ramirez & Co., Inc.	The Williams Capital Group, L.P.

March 29, 2012

dunkin' brands SM
blast
Latte
DUNKIN' DONUTS
Coolatta
coffee

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

i

Market and other industry data

In this prospectus, we rely on and refer to information regarding the restaurant industry, the quick service restaurant (“QSR”) segment of the restaurant industry and the QSR segment categories and subcategories that include coffee, donuts, muffins, bagels, breakfast sandwiches, hard serve ice cream, soft serve ice cream, frozen yogurt, shakes, malts and floats, all of which has been sourced from the industry research firms The NPD Group, Inc. (which prepares and disseminates Consumer Reported Eating Share Trends (“CREST® data”)), Nielsen, Euromonitor International, or Technomic Information Services (“Technomic”) or compiled from market research reports, analyst reports and other publicly available information. Unless otherwise indicated in this prospectus, market data relating to the United States QSR segment and QSR segment categories and subcategories listed above, including Dunkin’ Donuts’ and Baskin-Robbins’ market positions in the QSR segment or such categories and subcategories, was prepared by, or was derived by us from, CREST® data. CREST® data with respect to each of Dunkin’ Donuts and Baskin-Robbins and the QSR segment and the categories and subcategories in which each of them competes, unless otherwise indicated, is for the 12 months ended December 31, 2011, as reported by The NPD Group, Inc. as of such date. In addition, we refer to the Customer Loyalty Engagement Index® prepared by Brand Keys, Inc. (“Brand Keys”), a customer loyalty research and strategic planning consultancy. Brand Keys’ Customer Loyalty Engagement Index® is an annual syndicated study that currently examines customers’ relationships with 598 brands in 83 categories. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis. We believe these data to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because this information cannot always be verified with complete certainty due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

Trademarks, service marks and copyrights

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Some of the trademarks we own include Dunkin’ Donuts® and Baskin-Robbins®. We also sell products under several licensed brands, including, but not limited to, Oreo® and Reese’s®. In addition, we own or have the rights to copyrights, patents, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks, service marks and trade names.

Our initial public offering

In July 2011, we issued and sold 22,250,000 shares of common stock and certain of our stockholders sold 3,337,500 shares of common stock at a price of $19.00 per share in our initial public offering (the “IPO”). Upon the completion of the IPO, our common stock became listed on The NASDAQ Global Select Market under the symbol “DNKN.” Immediately prior to the IPO, we effected a 1-for-4.568 reverse split of our Class A common stock, reclassified our Class A common stock into common stock and converted each outstanding share of Class L common stock into approximately 2.43 shares of common stock. Unless otherwise indicated, all share data gives effect to the reclassification.

ii

Prospectus summary

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the financial data and related notes and the section entitled “Risk factors” before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company,” “Dunkin’ Brands,” “we,” “us” and “our” refer to Dunkin’ Brands Group, Inc. and its consolidated subsidiaries. References in this prospectus to our franchisees include our international licensees. References in this prospectus to years are to our fiscal years, which end on the last Saturday in December. Data regarding number of restaurants or points of distribution are calculated as of December 31, 2011, unless otherwise indicated. All information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares, unless otherwise noted.

Our company

We are one of the world’s leading franchisors of quick service restaurants (“QSRs”) serving hot and cold coffee and baked goods, as well as hard serve ice cream. We franchise restaurants under our Dunkin’ Donuts and Baskin-Robbins brands. With approximately 16,800 points of distribution in 58 countries, we believe that our portfolio has strong brand awareness in our key markets. Dunkin’ Donuts holds the #1 position in the U.S. by servings in each of the QSR subcategories of “Hot regular/decaf/flavored coffee,” “Iced coffee,” “Donuts,” “Bagels” and “Muffins” and holds the #2 position in the U.S. by servings in each of the QSR subcategories of “Total coffee” and “Breakfast sandwiches.” Baskin-Robbins is the #1 QSR chain in the U.S. for servings of hard serve ice cream and has established leading market positions in Japan and South Korea. QSR is a restaurant format characterized by counter or drive-thru ordering and limited or no table service.

We believe that our nearly 100% franchised business model offers strategic and financial benefits. For example, because we do not own or operate a significant number of stores, our Company is able to focus on menu innovation, marketing, franchisee coaching and support, and other initiatives to drive the overall success of our brand. Financially, our franchised model allows us to grow our points of distribution and brand recognition with limited capital investment by us.

We operate our business in four segments: Dunkin’ Donuts U.S., Dunkin’ Donuts International, Baskin-Robbins International and Baskin-Robbins U.S. In 2011, our Dunkin’ Donuts segments generated revenues of $453.0 million, or 75% of our total segment revenues, of which $437.7 million was in the U.S. segment, and $15.3 million was in the international segment. In 2011, our Baskin-Robbins segments generated revenues of $150.3 million, of which $108.6 million was in the international segment and $41.7 million was in the U.S. segment. As of December 31, 2011, there were 10,083 Dunkin’ Donuts points of distribution, of which 7,015 were in the U.S. and 3,068 were international, and 6,711 Baskin-Robbins points of distribution, of which 4,254 were international and 2,457 were in the U.S. Our points of distribution consist of traditional end-cap, in-line and stand-alone restaurants, many with drive thrus, and gas and convenience locations, as well as alternative points of distribution (“APODs”), such as full- or self-service kiosks in grocery stores, hospitals, airports, offices, colleges and other smaller-footprint properties.

For fiscal years 2011, 2010 and 2009, we generated total revenues of $628.2 million, $577.1 million and $538.1 million, respectively, operating income of $205.3 million, $193.5 million and $184.5 million, respectively, and net income of $34.4 million, $26.9 million and $35.0 million, respectively. Our net income for fiscal year 2011 included $34.2 million of pre-tax losses on debt extinguishment and refinancing transactions, an $18.8 million impairment of our Korea joint venture investment and a $14.7 million fee associated with the termination of our

Sponsor management agreement in connection with our initial public offering. Our net income for fiscal year 2010 included a $62.0 million pre-tax loss on debt extinguishment primarily associated with our November 2010 refinancing transaction.

Our history and recent accomplishments

Both of our brands have a rich heritage dating back to the 1940s. For many years, we operated as a subsidiary of Allied Domecq PLC, which was acquired in July 2005 by Pernod Ricard S.A. Pernod Ricard made the decision to divest Dunkin’ Brands in order to remain a focused global spirits company. As a result, in March of 2006, we were acquired by investment funds affiliated with Bain Capital Partners, LLC, The Carlyle Group and Thomas H. Lee Partners, L.P. (collectively, the “Sponsors”). In July 2011, we issued and sold 22,250,000 shares of common stock and certain of our stockholders sold 3,337,500 shares of common stock at a price of $19.00 per share in our initial public offering (the “IPO”). Upon the completion of the IPO, our common stock became listed on The NASDAQ Global Select Market under the symbol “DNKN.”

We have experienced positive growth globally for both our Dunkin’ Donuts and Baskin-Robbins brands in systemwide sales in each of the last ten years. In addition, other than in 2007 with respect to Baskin-Robbins, we have experienced positive year over year growth globally for both of our Dunkin’ Donuts and Baskin-Robbins brands in points of distribution in each of the last ten years. During this ten-year period we have grown our global Dunkin’ Donuts points of distribution and systemwide sales by compound annual growth rates of 6.6% and 8.9%, respectively. During the same period, we have also grown our global Baskin-Robbins total points of distribution and systemwide sales by compound annual growth rates of 4.1% and 7.0%, respectively. In 2011, 2010 and 2009, our Dunkin’ Donuts global points of distribution at year end totaled 10,083, 9,760 and 9,186, respectively. Dunkin’ Donuts systemwide sales for the same three years grew 9.4%, 5.6% and 2.7%, respectively. In 2011, 2010 and 2009, our Baskin-Robbins global points of distribution at year end totaled 6,711, 6,433 and 6,207, respectively. Baskin-Robbins systemwide sales for the same three years grew 8.2%, 10.6% and 9.8%, respectively.

Our largest operating segment, Dunkin’ Donuts U.S., had experienced 45 consecutive quarters of positive comparable store sales growth until the first quarter of 2008. Since fiscal year 2008, we believe we have demonstrated comparable store sales resilience during the recession, and invested for future growth. These investments were in three key areas—expanding menu and marketing initiatives to drive comparable store sales growth, expanding our store development team and investing in proprietary tools to assess new store opportunities and increasing management resources for our international business. During fiscal year 2011, Dunkin’ Donuts U.S. experienced sequential improvement in comparable store sales growth with comparable store sales growth of 2.8%, 3.8%, 6.0% and 7.4% in the first through the fourth quarters, respectively. The fiscal year 2011 comparable store sales growth of 5.1% for Dunkin’ Donuts U.S. was our highest annual comparable store sales growth since 2005, while the 7.4% comparable store sales growth in the fourth quarter of fiscal year 2011 represented our highest quarterly performance in the past seven years.

Dunkin’ Donuts U.S. comparable store sales growth(1)

(1)	Data for fiscal year 2002 through fiscal year 2005 represent results for the fiscal years ended August. All other fiscal years represent results for the fiscal years ended the last Saturday in December.

Our Baskin-Robbins U.S. operating segment, which represented approximately 6.6% of our total revenues in 2011, experienced comparable store sales growth of 0.5% in 2011, and decreased comparable store sales in 2010 and 2009 of (5.2)% and (6.0)%, respectively.

Our competitive business strengths

We attribute our success in the QSR segment to the following strengths:

Strong and established brands with leading market positions

We believe our Dunkin’ Donuts and Baskin-Robbins brands have well-established reputations for delivering high-quality beverage and food products at a good value through convenient locations with fast and friendly service. Today both brands are leaders in their respective QSR categories, with aided brand awareness (where respondents are provided with brand names and asked if they have heard of them) of over 90% in the U.S., and a growing presence overseas. For the sixth consecutive year, Dunkin’ Donuts was recognized in 2012 by Brand Keys, a customer satisfaction research company, as #1 in the U.S. on its Customer Loyalty Engagement Index® in the coffee category. Our customer loyalty is particularly evident in New England, where we have our highest penetration per capita in the U.S. and where, according to CREST® data, we hold a 59% market share of breakfast daypart visits and a 62% market share of total QSR coffee based on servings. Further demonstrating the strength of our brand, in 2011, the Dunkin’ Donuts 12 oz. original blend bagged coffee was the #1 grocery stock-keeping unit nationally in the premium coffee category, with double the sales of our closest competitor, according to Nielsen.

Similarly, Baskin-Robbins is the #1 QSR chain in the U.S. for servings of hard serve ice cream and has established leading market positions in Japan and South Korea.

Franchised business model provides a platform for growth

Nearly 100% of our locations are franchised, allowing us to focus on our brand differentiation and menu innovation, while our franchisees expand our points of distribution with operational guidance from us. This expansion requires limited financial investment by us, given that new store development and substantially all of our store advertising costs are funded by our franchisees. Consequently, we achieved an operating income margin of approximately 33% in fiscal year 2011. For our domestic businesses, our revenues are largely derived from royalties based on a percentage of franchisee sales rather than their net income, as well as contractual lease payments and other franchise fees.

Store-level economics generate franchisee demand for new Dunkin’ Donuts restaurants in the U.S.

In the U.S., new traditional format Dunkin’ Donuts stores opened during fiscal year 2011, excluding gas and convenience locations, generated annualized unit volumes of approximately $858,000 on a 52 week-basis, while the average capital expenditure required to open a new traditional restaurant site in the U.S., excluding gas and convenience locations, was approximately $461,000 in 2011. While we do not directly benefit from improvements in store-level profitability, we believe that strong store-level economics is important to our ability to attract and retain successful franchisees and grow our business. Of our fiscal year 2011 openings and existing commitments, approximately 91% have been made by existing franchisees.

Highly experienced management team

Our senior management team has significant QSR, foodservice and franchise company experience. Prior to joining Dunkin’ Donuts, our CEO Nigel Travis served as the CEO of Papa John’s International Inc. and previously held numerous senior positions at Blockbuster Inc. and Burger King Corporation. Other key members of the management team have previously held senior positions at various leading QSR and public consumer and retail companies, including Starbucks Corporation, The Home Depot, McDonald’s, Procter & Gamble, Burger King Corporation, the Autogrill Group and Panera Bread Company.

Our growth strategy

We believe there are significant opportunities to grow our brands globally, further support the profitability of our franchisees, expand our leadership in the coffee, baked goods and ice cream categories of the QSR segment of the restaurant industry and deliver shareholder value by executing on the following strategies:

Increase comparable store sales and profitability in Dunkin’ Donuts U.S.

We intend to continue building on our comparable store sales growth momentum and improve profitability through the following initiatives:

Further increase coffee and beverage sales. Since the late 1980s, we have transformed Dunkin’ Donuts into a brand focused on coffee and other beverages, which now represent approximately 60% of U.S. systemwide sales for fiscal year 2011 and, we believe, generate increased customer visits to our stores and higher unit volumes, and which produce higher margins than our other products. We plan to increase our coffee and beverage revenue through continued new product innovations and related marketing, including advertising campaigns such as “America Runs on Dunkin’” and “What are you Drinkin’?” In the summer of 2011, Dunkin’ Donuts began offering Dunkin’ Donuts coffee in Keurig® K-Cups exclusively at participating Dunkin’ Donuts restaurants across the U.S. We believe this alliance is a significant long-term growth opportunity that will generate incremental sales and profits for our Dunkin’ Donuts franchisees. We believe there has been no significant cannibalization of our other coffee businesses to date from the sale of K-Cups.

Extend leadership in breakfast daypart while growing afternoon daypart. As we maintain and grow our current leading market position in the breakfast daypart through innovative products like the Angus Steak & Egg Sandwich, the Big N’ Toasted™ and the Wake-Up Wrap®, we believe that our extensive coffee- and beverage-based menu, coupled with new “hearty snack” introductions, such as bakery sandwiches and tuna and chicken salad sandwiches, position us to grow share in the afternoon daypart (between 2:00 p.m. and 5:00 p.m.).

Continue to develop enhancements in restaurant operations. We will continue to maintain a highly operations-focused culture to help our franchisees maximize the quality and consistency of their customers’ in-store experience, as well as to increase franchisee profitability, particularly through training programs and new technology. As evidence of our recent success in these areas, over 164,000 respondents, representing approximately 93% of all respondents, to our Guest Satisfaction Survey program in December 2011 rated their overall experience as “Satisfied” or “Highly Satisfied.”

Continue Dunkin’ Donuts U.S. contiguous store expansion

We believe there is a significant opportunity to grow our points of distribution for Dunkin’ Donuts in the U.S. given the strong potential outside of the Northeast region to increase our per-capita penetration to levels closer to those in our core markets. Our development strategy resulted in 243 net new U.S. store openings in fiscal year 2011. In fiscal year 2012, we expect our franchisees to open approximately 260 to 280 net new points of distribution in the U.S., principally in existing developed markets. We believe that our strategy of focusing on contiguous growth has the potential to, over approximately the next 20 years, more than double our current U.S. footprint and reach a total of 15,000 points of distribution in the U.S. The following table details our per-capita penetration levels in our U.S. regions.

Region	Population (in millions)	Stores[1]	Penetration

Core	36.0	3,768	1:9,560
Eastern Established	53.8	2,227	1:24,160
Eastern Emerging	88.7	891	1:99,600
West	130.0	129	1:1,1008,100

1	As of December 31, 2011

The key elements of our future domestic development strategy are:

Increase penetration in existing markets. In the near term, we intend to focus our development primarily on existing markets east of the Mississippi River. In certain established Eastern U.S. markets outside of our core markets, such as Philadelphia, Chicago and South Florida, we have already achieved per-capita penetration of one Dunkin’ Donuts store for every 24,160 people.

Expand into new markets using a disciplined approach. We believe that the Western part of the U.S. represents a significant growth opportunity for Dunkin’ Donuts. However, we believe that a disciplined approach to development is the best one for our brand and franchisees. Specifically, in the near-term, we intend to focus on development in markets that are adjacent to our existing base, and generally move westward in a contiguous fashion to less penetrated markets, providing for operational, marketing and supply chain efficiencies within each new market.

Focus on store-level economics. In recent years, we have undertaken significant initiatives to further enhance store-level economics for our franchisees that we believe have increased franchisee profitability. For example, we reduced the upfront capital expenditure costs to open an end-cap restaurant with a drive-thru by approximately 24% between fiscal years 2008 and 2011. Additionally, between fiscal years 2008 and 2011, we believe we have facilitated approximately $247 million in franchisee cost reductions primarily through strategic sourcing, as well as through other initiatives, such as rationalizing the number of product offerings to reduce waste and reducing costs on branded packaging by reducing the color mix in graphics. We recently entered into an agreement with our franchisee-owned supply chain cooperative that provides for a three-year phase-in of flat invoice pricing across the franchise system, which, coupled with the cost reductions noted above, should lead to cost savings across the entire franchise system. We believe that the majority of these cost savings represent sustainable improvements to our franchisees’ supply costs, with the remainder dependent upon the outcome of future supply contract re-negotiations, which typically occur every two to four years. However, there can be no assurance that these cost reductions will be sustainable in the future.

Drive accelerated international growth of both brands

We believe there is a significant opportunity to grow our points of distribution for both brands in international markets. Our international expansion strategy has resulted in more than 3,500 net new openings in the last 10 years. During fiscal year 2012, we expect our franchisees and licensees to open approximately 350 to 450 net new points of distribution internationally, principally in our existing markets.

The key elements of our future international development strategy are:

Grow in our existing core markets. For the Dunkin’ Donuts brand, we intend to focus on growth in South Korea and the Middle East. For Baskin-Robbins, we intend to focus on Japan, South Korea and key markets in the Middle East. In 2011, we had the #1 market share positions in the Fast Food Ice Cream category in Japan and South Korea.

Capitalize on other markets with significant growth potential. We intend to expand in certain international focus markets where our brands do not have a significant store presence, but where we believe there is consumer demand for our products as well as strong franchisee partners with knowledge of local business practices and consumer preferences. In 2011, we announced an agreement with an experienced QSR franchisee to enter the Indian market with our Dunkin’ Donuts brand with the development of at least 500 Dunkin’ Donuts restaurants throughout India, the first of which are expected to open by the end of the second quarter of 2012.

Further develop our franchisee support infrastructure. We plan to increase our focus on providing our international franchisees with operational tools and services such as native-language restaurant training programs and new international retail restaurant designs that can help them to efficiently operate in their markets and become more profitable.

Increase comparable store sales growth of Baskin-Robbins U.S.

In the U.S., Baskin-Robbins’ core strengths are its national brand recognition, 65 years of heritage and #1 position in the QSR industry for servings of hard serve ice cream. While the Baskin-Robbins U.S. segment has experienced decreasing comparable store sales in three of the last four years, due primarily to increased competition and decreased consumer spending, and the number of Baskin-Robbins U.S. stores has decreased since 2008, we believe that we can capitalize on the brand’s strengths and generate renewed excitement for the brand through several initiatives including our recently introduced “More Flavors, More FunTM” marketing campaign. In addition, at the restaurant level, we seek to improve sales by focusing on operational and service improvements, by increasing cake and beverage sales, and through product innovation, marketing and technology.

Bill Mitchell leads our Baskin-Robbins U.S. operations, serving as our Senior Vice President and Brand Officer of Baskin-Robbins U.S. Prior to joining us in August 2010, he served in a variety of senior industry roles. Under Mr. Mitchell’s leadership, comparable store sales for Baskin-Robbins U.S. increased 0.5% in fiscal 2011, with the fourth quarter of 2011 yielding comparable store sales growth of 5.8%. Further, over 4,400 respondents, representing approximately 90% of all respondents, to our Guest Satisfaction Survey program in December 2011 rated their overall experience as “Satisfied” or “Extremely Satisfied.”

Recent Developments

Fiscal quarter ending March 31, 2012

Our fiscal quarter will end on March 31, 2012 and accordingly, our results for the quarter are not yet available. We track comparable store sales growth on a weekly basis and, as a result, are able to provide preliminary range expectations for the full fiscal quarter for that metric below based on available information to date. We do not, however, track revenue or net income on a weekly basis and accordingly have not included any preliminary range expectations for those amounts.

Based on available information to date, we expect to report Dunkin’ Donuts U.S. comparable store sales growth of between 6.7% and 7.0%, compared to 2.8% for the fiscal quarter ended March 26, 2011, and Baskin-Robbins U.S. comparable stores sales growth of between 7.8% and 8.3%, compared to 0.5% for the fiscal quarter ended March 26, 2011. The range presented above for Baskin-Robbins U.S. comparable store sales growth is slightly larger than the range presented for Dunkin’ Donuts U.S. comparable store sales growth due to the fact that Baskin-Robbins U.S. sales have historically fluctuated more than Dunkin’ Donuts U.S. sales based on weather and, as a result, we believe that, for the remaining weeks of the fiscal quarter, the Baskin-Robbins U.S. sales are subject to greater fluctuation than the Dunkin’ Donuts U.S. sales depending on the weather.

Our unaudited comparable store sales growth data for the fiscal quarter ending March 31, 2012 presented above are preliminary, based upon our estimates and preliminary information provided to us by our franchisees and subject to completion of the fiscal quarter and completion of our financial closing procedures. All of the data presented above have been prepared by and are the responsibility of management or have been reported to us by our franchisees. This summary is not a comprehensive statement of our financial results for the period and our actual results may differ materially from these estimates as a result of the financial results during the remainder of the quarter, which remain subject to external factors such as unusual or unseasonal weather, completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized, including receipt of additional information reported to us by our franchisees.

We have provided ranges for the expectations described above because our fiscal quarter is not yet complete and remains subject to our financial closing procedures once complete and we expect to receive further updated information reported to us by our franchisees before finalizing our financial results for the fiscal quarter. We expect that our final results upon the completion of the fiscal quarter and our financial closing procedures will be within the ranges described above. Data regarding comparable store sales growth are not audited or reviewed by our independent registered public accounting firm.

Risk factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	As of December 31, 2011, we had total indebtedness of approximately $1.5 billion and our substantial debt could limit our ability to pursue our growth strategy;

•

our plans depend on initiatives designed to increase sales and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely;

•	general economic factors and changes in consumer preference may adversely affect our performance;

•	we face competition that could limit our growth opportunities; and

•	our planned future growth will be impeded, which would adversely affect revenues, if our franchisees cannot open new domestic and international restaurants as anticipated.

The Sponsors

Bain Capital Partners, LLC

Bain Capital, LLC is a global private investment firm headquartered in Boston whose affiliates, including Bain Capital Partners, LLC, manage several pools of capital including private equity, venture capital, public equity, high-yield assets and mezzanine capital with approximately $59 billion in assets under management as of September 30, 2011. Since its inception in 1984, funds sponsored by Bain Capital have made private equity investments and add-on acquisitions in over 300 companies in a variety of industries around the world.

The Carlyle Group

Established in 1987, The Carlyle Group (“Carlyle”) is a global alternative asset management firm with more than $147 billion in assets under management across 89 funds and 52 fund of funds vehicles as of December 31, 2011. Carlyle operates its business across four segments: corporate private equity, real assets, global market strategies and fund of funds solutions. Carlyle has approximately 1,300 employees, including more than 600 investment professionals in 33 offices across six continents, and serves over 1,400 active carry fund investors from 72 countries. Across its corporate private equity and real assets segments, Carlyle has investments in over 200 portfolio companies that employ more than 650,000 people.

Thomas H. Lee Partners, L.P.

Thomas H. Lee Partners, L.P. (“THL”) is one of the world’s oldest and most experienced private equity firms. THL invests in growth-oriented companies, and focuses on global businesses headquartered primarily in North America. Since the firm’s founding in 1974, THL has acquired more than 100 portfolio companies and have completed over 200 add-on acquisitions, representing a combined value of more than $150 billion. The firm’s two most recent private equity funds comprise more than $14 billion of aggregate committed capital.

Upon completion of this offering, the Sponsors will continue to hold a significant interest in us and will continue to have significant influence over us and decisions made by stockholders and may have interests that differ from yours. See “Risk factors—Risks related to this offering and our common stock.”

Company information

Our principal executive offices are located at 130 Royall Street, Canton, Massachusetts 02021, our telephone number at that address is (781) 737-3000 and our internet address is www.dunkinbrands.com. Our website, and the information contained on our website, is not part of this prospectus.

The offering

Common stock offered by the selling stockholders	26,400,000 shares

Underwriters’ option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 3,960,000 shares.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Risk factors	You should read carefully the “Risk factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

NASDAQ Global Select Market symbol	“DNKN”

Summary consolidated financial and other data

The following table sets forth our summary historical and unaudited pro forma consolidated financial and other data as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2011 and December 25, 2010 and for each of the three years in the period ended December 31, 2011 presented in this table have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 26, 2009 have been derived from our historical audited financial statements for such year, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods. The unaudited pro forma consolidated financial data for the fiscal year ended December 31, 2011 have been derived from our historical financial statements for such fiscal years, which are included elsewhere in this prospectus, after giving effect to the transactions specified under “Unaudited pro forma consolidated statement of operations.” The data in the following table related to points of distribution, comparable store sales growth, franchisee-reported sales and systemwide sales growth are unaudited for all periods presented. The data for fiscal year 2011 reflects the results of operations for a 53-week period. All other periods presented reflect the results of operations for 52-week periods.

This summary historical and unaudited pro forma consolidated financial and other data should be read in conjunction with the disclosures set forth under “Capitalization,” “Unaudited pro forma consolidated statement of operations,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Fiscal Year
	2011	2010	2009

	($ in thousands, except per share data or as otherwise noted)

Consolidated Statements of Operations Data:
Franchise fees and royalty income	$398,474	359,927	344,020
Rental income	92,145	91,102	93,651
Sales of ice cream products	100,068	84,989	75,256
Other revenues	37,511	41,117	25,146

Total revenues	628,198	577,135	538,073

Amortization of intangible assets	28,025	32,467	35,994
Impairment charges	2,060	7,075	8,517
Other operating costs and expenses(1)	389,329	361,893	323,318

Total operating costs and expenses	419,414	401,435	367,829

Equity in net income (loss) of joint ventures(2)	(3,475)	17,825	14,301

Operating income	205,309	193,525	184,545

Interest expense, net	(104,449)	(112,532)	(115,019)
Gain (loss) on debt extinguishment and refinancing transactions	(34,222)	(61,955)	3,684
Other gains, net	175	408	1,066

Income before income taxes	66,813	19,446	74,276
Net income	$34,442	26,861	35,008

Earnings (loss) per share:
Class L—basic and diluted	$6.14	4.87	4.57
Common—basic and diluted	$(1.41)	(2.04)	(1.69)

Pro Forma Consolidated Statement of Operations Data(3):
Pro forma net income	$88,030
Pro forma earnings per share:
Basic	$0.74
Diluted	$0.73

Pro forma weighted average shares outstanding:
Basic	119,382,200
Diluted	120,446,787

Consolidated Balance Sheet Data:
Total cash, cash equivalents, and restricted cash(4)	$246,984	134,504	171,403
Total assets	3,224,018	3,147,288	3,224,717
Total debt(5)	1,473,469	1,864,881	1,451,757
Total liabilities	2,478,082	2,841,047	2,454,109
Common stock, Class L(6)	—	840,582	1,232,001
Total stockholders’ equity (deficit)(6)	745,936	(534,341)	(461,393)

Other Financial Data:
Capital expenditures	$18,596	15,358	18,012
Adjusted operating income(7)	270,740	233,067	229,056
Adjusted net income(7)	101,744	87,759	59,504

Points of Distribution(8):
Dunkin’ Donuts U.S.	7,015	6,772	6,566
Dunkin’ Donuts International	3,068	2,988	2,620
Baskin-Robbins U.S.	2,457	2,547	2,597
Baskin-Robbins International	4,254	3,886	3,610

Total distribution points	16,794	16,193	15,393

Comparable Store Sales Growth (U.S. Only)(9):
Dunkin’ Donuts	5.1%	2.3%	(1.3)%
Baskin-Robbins	0.5%	(5.2)%	(6.0)%

Franchisee-Reported Sales ($ in millions)(10):
Dunkin’ Donuts U.S.	$5,919	5,403	5,174
Dunkin’ Donuts International	636	584	508
Baskin-Robbins U.S.	496	494	524
Baskin-Robbins International	1,292	1,158	970

Total Franchisee-Reported Sales	$8,343	7,639	7,176

Company-Owned Store Sales ($ in millions)(11):
Dunkin’ Donuts U.S.	$12	17	2
Baskin-Robbins U.S.	1	—	—

Systemwide Sales Growth(12):
Dunkin’ Donuts U.S.	9.4%	4.7%	3.4%
Dunkin’ Donuts International	9.1%	15.0%	(4.0)%
Baskin-Robbins U.S.	0.4%	(5.5)%	(6.4)%
Baskin-Robbins International	11.6%	19.4%	21.3%

Total Systemwide Sales Growth	9.1%	6.7%	4.1%

(1)	Includes fees paid to the Sponsors of $16.4 million for fiscal year 2011, and $3.0 million for each of the fiscal years 2010 and 2009, under a management agreement, which was terminated in connection with our IPO.

(2)	Fiscal year 2011 includes an impairment of the investment in the Korea joint venture of $19.8 million, less a reduction in depreciation and amortization, net of tax, resulting from the impairment of the underlying intangible and long-lived assets of $976,000. Amounts also include amortization expense, net of tax, related to intangible franchise rights established in purchase accounting of $868,000, $897,000 and $899,000 for fiscal years 2011, 2010 and 2009, respectively.

(3)	See “Unaudited pro forma consolidated statement of operations.”

(4)	Amount as of December 26, 2009 includes cash held in restricted accounts pursuant to the terms of the securitization indebtedness. Following the redemption and discharge of the securitization indebtedness in fiscal year 2010, such amounts are no longer restricted. The amounts also include cash held as advertising funds or reserved for gift card/certificate programs.

(5)	Includes capital lease obligations of $5.2 million, $5.4 million and $5.4 million as of December 31, 2011, December 25, 2010 and December 26, 2009, respectively.

(6)	Prior to our IPO in fiscal year 2011, the Company had two classes of common stock, Class L and common. Class L common stock was classified outside of permanent equity at its preferential distribution amount, as the Class L stockholders controlled the timing and amount of distributions. Immediately prior to our IPO, each share of Class L common stock converted into 2.4338 shares of common stock, and the preferential distribution amount of Class L common stock at the date of conversion was reclassified into additional paid-in capital within permanent equity.

(7)	Adjusted operating income and adjusted net income are non-GAAP measures reflecting operating income and net income adjusted for amortization of intangible assets, impairment charges, Sponsor management agreement termination fee, and secondary offering costs, and, in the case of adjusted net income, gain (loss) on debt extinguishment and refinancing transactions, net of the tax impact of such adjustments. The Company uses adjusted operating income and adjusted net income as key performance measures for the purpose of evaluating performance internally. We also believe adjusted operating income and adjusted net income provide our investors with useful information regarding our historical operating results. These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Use of the terms adjusted operating income and adjusted net income may differ from similar measures reported by other companies. Adjusted operating income and adjusted net income are reconciled from operating income and net income, respectively, determined under GAAP as follows:

	Fiscal Year
	2011	2010	2009
	(Unaudited, $ in thousands)
Operating income	$205,309	193,525	184,545
Adjustments:
Sponsor termination fee	14,671	—	—
Amortization of other intangible assets	28,025	32,467	35,994
Impairment charges	2,060	7,075	8,517
Korea joint venture impairment, net(i)	18,776	—	—
Secondary offering costs	1,899	—	—

Adjusted operating income	$270,740	233,067	229,056

Net income	$34,442	26,861	35,008

Adjustments:
Sponsor termination fee	14,671	—	—
Amortization of other intangible assets	28,025	32,467	35,994
Impairment charges	2,060	7,075	8,517
Korea joint venture impairment, net(i)	18,776	—	—
Secondary offering costs	1,899	—	—
Loss (gain) on debt extinguishment and refinancing transactions	34,222	61,955	(3,684)
Tax impact of adjustments(ii)	(32,351)	(40,599)	(16,331)

Adjusted net income	$101,744	87,759	59,504

(i)	Amount consists of an impairment of the investment in the Korea joint venture of $19.8 million, less a reduction in depreciation and amortization, net of tax, of $976,000 resulting from the allocation of the impairment charge to the underlying intangible and long-lived assets of the joint venture.

(ii)	Tax impact of adjustments calculated at a 40% effective tax rate for each period presented, excluding the Korea joint venture impairment in fiscal year 2011 as there was no tax impact related to that charge.

(8)	Represents period end points of distribution.

(9)	Represents the growth in average weekly sales for franchisee- and company-owned restaurants that have been open at least 54 weeks that have reported sales in the current and comparable prior year week.

(10)	Franchisee-reported sales include sales at franchisee restaurants, including joint ventures.

(11)	Company-owned store sales include sales at restaurants owned and operated by Dunkin’ Brands.

(12)	Systemwide sales growth represents the percentage change in sales at both franchisee- and company-owned restaurants from the comparable period of the prior year. Changes in systemwide sales are driven by changes in average comparable store sales and changes in the number of restaurants.

Risk factors

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those which we believe are the material risks that we face. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks related to our business and industry

Our financial results are affected by the operating results of our franchisees.

We receive a substantial majority of our revenues in the form of royalties, which are generally based on a percentage of gross sales at franchised restaurants, rent and other fees from franchisees. Accordingly, our financial results are to a large extent dependent upon the operational and financial success of our franchisees. If sales trends or economic conditions worsen for franchisees, their financial results may deteriorate and our royalty, rent and other revenues may decline and our accounts receivable and related allowance for doubtful accounts may increase. In addition, if our franchisees fail to renew their franchise agreements, our royalty revenues may decrease which in turn could materially and adversely affect our business and operating results.

Our franchisees could take actions that could harm our business.

Our franchisees are contractually obligated to operate their restaurants in accordance with the operations, safety and health standards set forth in our agreements with them. However, franchisees are independent third parties whom we do not control. The franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchised restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with required standards, franchise fees paid to us and royalty income will be adversely affected and brand image and reputation could be harmed, which in turn could materially and adversely affect our business and operating results.

Although we believe we generally enjoy a positive working relationship with the vast majority of our franchisees, active and/or potential disputes with franchisees could damage our brand reputation and/or our relationships with the broader franchisee group.

Sub-franchisees could take actions that could harm our business and that of our master franchisees.

In certain of our international markets, we enter into agreements with master franchisees that permit the master franchisee to develop and operate restaurants in defined geographic areas. As permitted by our master franchisee agreements, certain master franchisees elect to sub-franchise rights to develop and operate restaurants in the geographic area covered by the master franchisee agreement. Our master franchisee agreements contractually obligate our master franchisees to operate their restaurants in accordance with specified operations, safety and health standards and also require that any sub-franchise agreement contain similar requirements. However, we are not party to the agreements with the sub-franchisees and, as a result, are dependent upon our master franchisees to enforce these standards with respect to sub-franchised restaurants. As a result, the ultimate success and quality of any sub-franchised restaurant rests with the master franchisee. If sub-franchisees do not successfully operate their restaurants in a manner consistent with required standards, franchise fees and royalty income paid to the applicable master franchisee and, ultimately, to us could be adversely affected and our brand image and reputation may be harmed, which could materially and adversely affect our business and operating results.

Our success depends substantially on the value of our brands.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brands, our customers’ connection to our brands and a positive relationship with our franchisees. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our franchisees, our growth strategies, our development efforts in domestic and foreign markets, or the ordinary course of our, or our franchisees’, business. Other incidents may arise from events that are or may be beyond our ability to control and may damage our brands, such as actions taken (or not taken) by one or more franchisees or their employees relating to health, safety, welfare or otherwise; litigation and claims; security breaches or other fraudulent activities associated with our electronic payment systems; and illegal activity targeted at us or others. Consumer demand for our products and our brands’ value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our products, which would likely result in lower sales and, ultimately, lower royalty income, which in turn could materially and adversely affect our business and operating results.

The quick service restaurant segment is highly competitive, and competition could lower our revenues.

The QSR segment of the restaurant industry is intensely competitive. The beverage and food products sold by our franchisees compete directly against products sold at other QSRs, local and regional beverage and food operations, specialty beverage and food retailers, supermarkets and wholesale suppliers, many bearing recognized brand names and having significant customer loyalty. In addition to the prevailing baseline level of competition, major market players in noncompeting industries may choose to enter the restaurant industry. Key competitive factors include the number and location of restaurants, quality and speed of service, attractiveness of facilities, effectiveness of advertising, marketing and operational programs, price, demographic patterns and trends, consumer preferences and spending patterns, menu diversification, health or dietary preferences and perceptions and new product development. Some of our competitors have substantially greater financial and other resources than us, which may provide them with a competitive advantage. In addition, we compete within the restaurant industry and the QSR segment not only for customers but also for qualified franchisees. We cannot guarantee the retention of any, including the top-performing, franchisees in the future, or that we will maintain the ability to attract, retain, and motivate sufficient numbers of franchisees of the same caliber, which could materially and adversely affect our business and operating results. If we are unable to maintain our competitive position, we could experience lower demand for products, downward pressure on prices, the loss of market share and the inability to attract, or loss of, qualified franchisees, which could result in lower franchise fees and royalty income, and materially and adversely affect our business and operating results.

We cannot predict the impact that the following may have on our business: (i) new or improved technologies, (ii) alternative methods of delivery or (iii) changes in consumer behavior facilitated by these technologies and alternative methods of delivery.

Advances in technologies or alternative methods of delivery, including advances in vending machine technology and home coffee makers, or certain changes in consumer behavior driven by these or other technologies and methods of delivery could have a negative effect on our business. Moreover, technology and consumer offerings continue to develop, and we expect that new or enhanced technologies and consumer offerings will be available in the future. We may pursue certain of those technologies and consumer offerings if we believe they offer a sustainable customer proposition and can be successfully integrated into our business model. However, we cannot predict consumer acceptance of these delivery channels or their impact on our business. In addition, our competitors, some of whom have greater resources than us, may be able to benefit from changes in technologies or consumer acceptance of alternative methods of delivery, which could harm our competitive position. There can be no assurance that we will be able to successfully respond to changing consumer preferences, including with respect to new technologies and alternative methods of delivery, or to effectively adjust our product mix, service offerings and marketing and merchandising initiatives for products and services that address, and anticipate advances in, technology and market trends. If we are not able to successfully respond to these challenges, our business, financial condition and operating results could be harmed.

Economic conditions adversely affecting consumer discretionary spending may negatively impact our business and operating results.

We believe that our franchisees’ sales, customer traffic and profitability are strongly correlated to consumer discretionary spending, which is influenced by general economic conditions, unemployment levels and the availability of discretionary income. Recent economic developments have weakened consumer confidence and impacted spending of discretionary income. Our franchisees’ sales are dependent upon discretionary spending by consumers; any reduction in sales at franchised restaurants will result in lower royalty payments from franchisees to us and adversely impact our profitability. If the economic downturn continues for a prolonged period of time or becomes more pervasive, our business and results of operations could be materially and adversely affected. In addition, the pace of new restaurant openings may be slowed and restaurants may be forced to close, reducing the restaurant base from which we derive royalty income. As long as the weak economic environment continues, our franchisees’ sales and profitability and our overall business and operating results could be adversely affected.

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of December 31, 2011, we had total indebtedness of approximately $1.5 billion, excluding $11.2 million of undrawn letters of credit and $88.8 million of unused commitments under our senior credit facility.

Subject to the limits contained in the credit agreement governing our senior credit facility and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the senior credit facility, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates; and

•	increasing our cost of borrowing.

Our variable rate debt exposes us to interest rate risk which could adversely affect our cash flow.

The borrowings under our senior credit facility bear interest at variable rates. Other debt we incur also could be variable rate debt. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may in the future enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreement governing our senior credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur certain liens;

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	make investments, loans, advances and acquisitions;

•	sell or otherwise dispose of assets, including capital stock of our subsidiaries;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in the credit agreement governing our senior credit facility require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants under the credit agreement governing our senior credit facility could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our senior credit facility would permit the lenders under our senior credit facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our senior credit facility, those lenders could proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior credit facility to avoid being in default. If we breach our covenants under our senior credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs we would be in default under our senior credit facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources,” and “Description of indebtedness.”

Infringement, misappropriation or dilution of our intellectual property could harm our business.

We regard our Dunkin’ Donuts® and Baskin-Robbins® trademarks as having significant value and as being important factors in the marketing of our brands. We have also obtained trademark protection for several of our product offerings and advertising slogans, including “America Runs on Dunkin’®” and “What are you Drinkin’?®” . We believe that these and other intellectual property are valuable assets that are critical to our success. We rely on a combination of protections provided by contracts, as well as copyright, patent, trademark, and other laws, such as trade secret and unfair competition laws, to protect our intellectual property from infringement, misappropriation or dilution. We have registered certain trademarks and service marks and have other trademark and service mark registration applications pending in the U.S. and foreign jurisdictions. However, not all of the trademarks or service marks that we currently use have been registered in all of the countries in which we do business, and they may never be registered in all of those countries. Although we monitor trademark portfolios both internally and through external search agents and impose an obligation on franchisees to notify us upon learning of potential infringement, there can be no assurance that we will be able to adequately maintain, enforce and protect our trademarks or other intellectual property rights. We are aware of names and marks similar to our service marks being used by other persons in certain geographic areas in which we have restaurants. Although we believe such uses will not adversely affect us, further or currently unknown unauthorized uses or other infringement of our trademarks or service marks could diminish the value of our brands and may adversely affect our business. Effective intellectual property protection may not be available in every country in which we have or intend to open or franchise a restaurant. Failure to adequately protect our intellectual property rights could damage our brands and impair our ability to compete effectively. Even where we have effectively secured statutory protection for our trade secrets and other intellectual property, our competitors may misappropriate our intellectual property and our employees, consultants and suppliers may breach their contractual obligations not to reveal our confidential information, including trade secrets. Although we have taken measures to protect our intellectual property, there can be no assurance that these protections will be adequate or that third parties will not independently develop products or concepts that are substantially similar to ours. Despite our efforts, it may be possible for third-parties to reverse-engineer, otherwise obtain, copy, and use information that we regard as proprietary. Furthermore, defending or enforcing our trademark rights, branding practices and other intellectual property, and seeking an injunction and/or compensation for misappropriation of confidential information, could result in the expenditure of significant resources and divert the attention of management, which in turn may materially and adversely affect our business and operating results.

Although we monitor and restrict franchisee activities through our franchise and license agreements, franchisees may refer to our brands improperly in writings or conversation, resulting in the dilution of our intellectual property. Franchisee noncompliance with the terms and conditions of our franchise or license agreements may reduce the overall goodwill of our brands, whether through the failure to meet health and safety standards, engage in quality control or maintain product consistency, or through the participation in improper or objectionable business practices. Moreover, unauthorized third parties may use our intellectual property to trade on the goodwill of our brands, resulting in consumer confusion or dilution. Any reduction of our brands’ goodwill, consumer confusion, or dilution is likely to impact sales, and could materially and adversely impact our business and operating results.

Under certain license agreements, our subsidiaries have licensed to Dunkin’ Brands the right to use certain trademarks, and in connection with those licenses, Dunkin’ Brands monitors the use of trademarks and the quality of the licensed products. While courts have generally approved the delegation of quality-control obligations by a trademark licensor to a licensee under appropriate circumstances, there can be no guarantee that these arrangements will not be deemed invalid on the ground that the trademark owner is not controlling the nature and quality of goods and services sold under the licensed trademarks.

The restaurant industry is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our products, which could reduce sales by our franchisees and reduce our royalty revenues.

The restaurant industry is affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. For instance, if prevailing health or dietary preferences cause consumers to avoid donuts and other products we offer in favor of foods that are perceived as more healthy, our franchisees’ sales would suffer, resulting in lower royalty payments to us, and our business and operating results would be harmed.

If we fail to successfully implement our growth strategy, which includes opening new domestic and international restaurants, our ability to increase our revenues and operating profits could be adversely affected.

Our growth strategy relies in part upon new restaurant development by existing and new franchisees. We and our franchisees face many challenges in opening new restaurants, including:

•	availability of financing;

•	selection and availability of suitable restaurant locations;

•	competition for restaurant sites;

•	negotiation of acceptable lease and financing terms;

•	securing required domestic or foreign governmental permits and approvals;

•	consumer tastes in new geographic regions and acceptance of our products;

•	employment and training of qualified personnel;

•	impact of inclement weather, natural disasters and other acts of nature; and

•	general economic and business conditions.

In particular, because the majority of our new restaurant development is funded by franchisee investment, our growth strategy is dependent on our franchisees’ (or prospective franchisees’) ability to access funds to finance such development. We do not provide our franchisees with direct financing and therefore their ability to access borrowed funds generally depends on their independent relationships with various financial institutions. If our franchisees (or prospective franchisees) are not able to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new restaurants, and our future growth could be adversely affected.

To the extent our franchisees are unable to open new stores as we anticipate, our revenue growth would come primarily from growth in comparable store sales. Our failure to add a significant number of new restaurants or grow comparable store sales would adversely affect our ability to increase our revenues and operating income and could materially and adversely harm our business and operating results.

Increases in commodity prices may negatively affect payments from our franchisees and licensees.

Coffee and other commodity prices are subject to substantial price fluctuations, stemming from variations in weather patterns, shifting political or economic conditions in coffee-producing countries and delays in the supply chain. In particular, the cost of commodity inputs for a number of goods, including ice cream and coffee, rose in fiscal year 2011. If commodity prices rise, franchisees may experience reduced sales, due to decreased consumer demand at retail prices that have been raised to offset increased commodity prices, which may reduce franchisee profitability. Any such decline in franchisee sales will reduce our royalty income, which in turn may materially and adversely affect our business and operating results.

Through our wholly-owned subsidiary Dunkin’ Brands Canada Ltd. (“DBCL”), we manufacture ice cream at a facility located in Peterborough, Ontario, Canada (the “Peterborough Facility”). We sell such ice cream to certain international franchisees for their resale. As a result, we are subject to risks associated with dairy products and sugar, the primary ingredients used in the production of ice cream at the Peterborough Facility, including price fluctuations and interruptions in the supply chain of these commodities. If the prices of these commodities rise, we may increase the cost of ice cream sold to such international franchisees, but only after a thirty day notice period required under our franchise agreements, during which our margin on such sales would decline.

Our joint ventures in Japan and South Korea (the “International JVs”), as well as our licensees in Russia and India, do not rely on the Peterborough Facility and, instead, manufacture ice cream products independently. Each of the International JVs owns a manufacturing facility in its country of operation. The revenues derived from the International JVs differ fundamentally from those of other types of franchise arrangements in the system because the income that we receive from the International JVs is based in part on the profitability, rather than the gross sales, of the restaurants operated by the International JVs. Accordingly, in the event that the International JVs experience staple ingredient price increases that adversely affect the profitability of the restaurants operated by the International JVs, that decrease in profitability would reduce distributions by the International JVs to us, which in turn could materially and adversely impact our business and operating results.

Shortages of coffee could adversely affect our revenues.

If coffee consumption continues to increase worldwide or there is a disruption in the supply of coffee due to natural disasters, political unrest or other calamities, the global coffee supply may fail to meet demand. If coffee demand is not met, franchisees may experience reduced sales which, in turn, would reduce our royalty income. Such a reduction in our royalty income may materially and adversely affect our business and operating results.

We and our franchisees rely on computer systems to process transactions and manage our business, and a disruption or a failure of such systems or technology could harm our ability to effectively manage our business.

Network and information technology systems are integral to our business. We utilize various computer systems, including our FAST System and our EFTPay System, which are customized, web-based systems. The FAST System is the system by which our U.S. and Canadian franchisees report their weekly sales and pay their corresponding royalty fees and required advertising fund contributions. When sales are reported by a U.S. or Canadian franchisee, a withdrawal for the authorized amount is initiated from the franchisee’s bank after 12 days (from the week ending or month ending date). The FAST System is critical to our ability to accurately track sales and compute royalties due from our U.S. and Canadian franchisees. The EFTPay System is used by our U.S. and Canadian franchisees to make payments against open, non-fee invoices (i.e., all invoices except royalty and advertising funds). When a franchisee selects an invoice and submits the payment, on the following day a withdrawal for the selected amount is initiated from the franchisee’s bank. Despite the implementation of security measures, our systems, including the FAST System and the EFTPay System, are subject to damage and/or interruption as a result of power outages, computer and network failures, computer viruses and other disruptive software, security breaches, catastrophic events and improper usage by employees. Such events could result in a material disruption in operations, a need for a costly repair, upgrade or replacement of systems, or a decrease in, or in the collection of, royalties paid to us by our franchisees. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability which could materially affect our results of operations.

Interruptions in the supply of product to franchisees and licensees could adversely affect our revenues.

In order to maintain quality-control standards and consistency among restaurants, we require through our franchise agreements that our franchisees obtain food and other supplies from preferred suppliers approved in advance. In this regard, we and our franchisees depend on a group of suppliers for ingredients, foodstuffs, beverages and disposable serving instruments including, but not limited to, Rich Products Corp., Dean Foods Co., DBCL, PepsiCo, Inc. and Silver Pail Dairy, Ltd. as well as five primary coffee roasters and three primary donut mix suppliers. In 2011, we and our franchisees purchased products from over 450 approved domestic suppliers, with approximately 15 of such suppliers providing half, based on dollar volume, of all products purchased domestically. We look to approve multiple suppliers for most products, and require any single sourced supplier, such as PepsiCo, Inc., to have audited contingency plans in place to ensure continuity of supply. In addition we believe that, if necessary, we could obtain readily available alternative sources of supply for each product that we currently source through a single supplier. To facilitate the efficiency of our franchisees’ supply chain, we have historically entered into several preferred-supplier arrangements for particular food or beverage items.

The Dunkin’ Donuts system is supported domestically by the franchisee-owned purchasing and distribution cooperative known as the National Distributor Commitment Program. We have a long-term agreement with the National DCP, LLC (the “NDCP”) for the NDCP to provide substantially all of the goods needed to operate a Dunkin’ Donuts restaurant in the U.S. The NDCP also supplies some international markets. The NDCP aggregates the franchisee demand, sends requests for proposals to approved suppliers and negotiates contracts for approved items. The NDCP also inventories the items in its four regional distribution centers and ships products to franchisees at least one time per week. We do not control the NDCP and have only limited contractual rights under our agreement with the NDCP associated with supplier certification and quality assurance and protection of our intellectual property. While the NDCP maintains contingency plans with its approved suppliers and has a contingency plan for its own distribution function to restaurants, our franchisees bear risks associated with the timeliness, solvency, reputation, labor relations, freight costs, price of raw materials and compliance with health and safety standards of each supplier (including DBCL and those of the International JVs) including, but not limited to, risks associated with contamination to food and beverage products. We have little control over such suppliers other than DBCL, which produces ice cream for resale by us. Disruptions in these relationships may reduce franchisee sales and, in turn, our royalty income.

Overall difficulty of suppliers (including DBCL and those of the International JVs) meeting franchisee product demand, interruptions in the supply chain, obstacles or delays in the process of renegotiating or renewing agreements with preferred suppliers, financial difficulties experienced by suppliers, or the deficiency, lack, or poor quality of alternative suppliers could adversely impact franchisee sales which, in turn, would reduce our royalty income and could materially and adversely affect our business and operating results.

We may not be able to recoup our expenditures on properties we sublease to franchisees.

Pursuant to the terms of certain prime leases we have entered into with third-party landlords, we may be required to construct or improve a property, pay taxes, maintain insurance and comply with building codes and other applicable laws. The subleases we enter into with franchisees related to such properties typically pass through such obligations, but if a franchisee fails to perform the obligations passed through to them, we will be required to perform those obligations, resulting in an increase in our leasing and operational costs and expenses. Additionally, in some locations, we may pay more rent and other amounts to third-party landlords under a prime lease than we receive from the franchisee who subleases such property. Typically, our franchisees’ rent is based in part on a percentage of gross sales at the restaurant, so a downturn in gross sales would negatively affect the level of the payments we receive.

If the international markets in which we compete are affected by changes in political, social, legal, economic or other factors, our business and operating results may be materially and adversely affected.

As of December 31, 2011, we had 7,322 restaurants located in 57 foreign countries. The international operations of our franchisees may subject us to additional risks, which differ in each country in which our franchisees operate, and such risks may negatively affect our result in a delay in or loss of royalty income to us.

The factors impacting the international markets in which restaurants are located may include:

•	recessionary or expansive trends in international markets;

•	changes in foreign currency exchange rates and hyperinflation or deflation in the foreign countries in which we or the International JVs operate;

•	the imposition of restrictions on currency conversion or the transfer of funds;

•	availability of credit for our franchisees, licensees and International JVs to finance the development of new restaurants;

•	increases in the taxes paid and other changes in applicable tax laws;

•	legal and regulatory changes and the burdens and costs of local operators’ compliance with a variety of laws, including trade restrictions and tariffs;

•	interruptions in the supply of product;

•	increases in anti-American sentiment and the identification of the Dunkin’ Donuts brand and Baskin-Robbins brand as American brands;

•	political and economic instability; and

•	natural disasters and other calamities.

Any or all of these factors may reduce distributions from our International JVs or other international partners and/or royalty income, which in turn may materially and adversely impact our business and operating results.

Termination of an arrangement with a master franchisee could adversely impact our revenues.

Internationally, and in limited cases domestically, we enter into relationships with “master franchisees” to develop and operate restaurants in defined geographic areas. Master franchisees are granted exclusivity rights with respect to larger territories than the typical franchisee, and in particular cases, expansion after minimum requirements are met is subject to the discretion of the master franchisee. In fiscal years 2011, 2010 and 2009, we derived approximately 15.1%, 14.6% and 14.1%, respectively, of our total revenues from master franchisee arrangements. The termination of an arrangement with a master franchisee or a lack of expansion by certain master franchisees could result in the delay of the development of franchised restaurants, or an interruption in the operation of one of our brands in a particular market or markets. Any such delay or interruption would result in a delay in, or loss of, royalty income to us whether by way of delayed royalty income or delayed revenues from the sale of ice cream products by us to franchisees internationally, or reduced sales. Any interruption in operations due to the termination of an arrangement with a master franchisee similarly could result in lower revenues for us, particularly if we were to determine to close restaurants following the termination of an arrangement with a master franchisee.

Our contracts with the U.S. military are non-exclusive and may be terminated with little notice.

We have contracts with the U.S. military, including with the Army & Air Force Exchange Service and the Navy Exchange Service Command. These military contracts are predominantly between the U.S. military and Baskin-Robbins. We derive revenue from the arrangements provided for under these contracts mainly through the sale of ice cream to the U.S. military (rather than through royalties) for resale on base locations and in field operations. While revenues derived from arrangements with the U.S. military represented less than 1% of our total revenues and less than 4% of our international revenues for 2011, because these contracts are non-exclusive and cancellable with minimal notice and have no minimum purchase requirements, revenues attributable to these contracts may vary significantly year to year. Any changes in the U.S. military’s domestic or international needs, or a decision by the U.S. military to use a different supplier, could result in lower revenues for us.

Fluctuations in exchange rates affect our revenues.

We are subject to inherent risks attributed to operating in a global economy. Most of our revenues, costs and debts are denominated in U.S. dollars. However, sales made by franchisees outside of the U.S. are denominated in the currency of the country in which the point of distribution is located, and this currency could become less valuable prior to calculation of our royalty payments in U.S. dollars as a result of exchange rate fluctuations. As a result, currency fluctuations could reduce our royalty income. Unfavorable currency fluctuations could result in a reduction in our revenues. Cost of ice cream produced in the Peterborough Facility in Canada, as well as income we earn from our joint ventures, is also subject to currency fluctuations. These currency fluctuations affecting our revenues and costs could adversely affect our business and operating results.

Adverse public or medical opinions about the health effects of consuming our products, as well as reports of incidents involving food-borne illnesses or food tampering, whether or not accurate, could harm our brands and our business.

Some of our products contain caffeine, dairy products, sugar and other active compounds, the health effects of which are the subject of increasing public scrutiny, including the suggestion that excessive consumption of caffeine, dairy products, sugar and other active compounds can lead to a variety of adverse health effects. There has also been greater public awareness that sedentary lifestyles, combined with excessive consumption of high-calorie foods, have led to a rapidly rising rate of obesity. In the U.S. and certain other countries, there is increasing consumer awareness of health risks, including obesity, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food products. While we offer some healthier beverage and food items, including reduced fat items, an unfavorable report on the health effects of caffeine or other compounds present in our products, or negative publicity or litigation arising from other health risks such as obesity, could significantly reduce the demand for our beverages and food products.

Similarly, instances or reports, whether true or not, of unclean water supply, food-borne illnesses and food tampering have in the past severely injured the reputations of companies in the food processing, grocery and QSR segments and could in the future affect us as well. Any report linking us or our franchisees to the use of unclean water, food-borne illnesses or food tampering could damage our brands’ value immediately, severely hurt sales of beverages and food products, and possibly lead to product liability claims. In addition, instances of food-borne illnesses or food tampering, even those occurring solely at the restaurants of competitors, could, by resulting in negative publicity about the foodservice or restaurant industry, adversely affect our sales on a regional or global basis. A decrease in customer traffic as a result of these health concerns or negative publicity could materially and adversely affect our brands and our business.

We may not be able to enforce payment of fees under certain of our franchise arrangements.

In certain limited instances, a franchisee may be operating a restaurant pursuant to an unwritten franchise arrangement. Such circumstances may arise where a franchisee arrangement has expired and new or renewal agreements have yet to be executed or where the franchisee has developed and opened a restaurant but has failed to memorialize the franchisor-franchisee relationship in an executed agreement as of the opening date of such restaurant. In certain other limited instances, we may allow a franchisee in good standing to operate domestically pursuant to franchise arrangements which have expired in their normal course and have not yet been renewed. As of December 31, 2011, approximately 1% of our stores were operating without a written agreement. There is a risk that either category of these franchise arrangements may not be enforceable under federal, state and local laws and regulations prior to correction or if left uncorrected. In these instances, the franchise arrangements may be enforceable on the basis of custom and assent of performance. If the franchisee, however, were to neglect to remit royalty payments in a timely fashion, we may be unable to enforce the payment of such fees which, in turn, may materially and adversely affect our business and operating results. While we generally require franchise arrangements in foreign jurisdictions to be entered into pursuant to written franchise arrangements, subject to certain exceptions, some expired contracts, letters of intent or oral agreements in existence may not be enforceable under local laws, which could impair our ability to collect royalty income, which in turn may materially and adversely impact our business and operating results.

Our business activities subject us to litigation risk that could affect us adversely by subjecting us to significant money damages and other remedies or by increasing our litigation expense.

In the ordinary course of business, we are the subject of complaints or litigation from franchisees, usually related to alleged breaches of contract or wrongful termination under the franchise arrangements. In addition, we are, from time to time, the subject of complaints or litigation from customers alleging illness, injury or other food-quality, health or operational concerns and from suppliers alleging breach of contract. We may also be subject to employee claims based on, among other things, discrimination, harassment or wrongful termination. Finally, litigation against a franchisee or its affiliates by third parties, whether in the ordinary course of business or otherwise, may include claims against us by virtue of our relationship with the defendant-franchisee. In addition to decreasing the ability of a defendant-franchisee to make royalty payments and diverting our management resources, adverse publicity resulting from such allegations may materially and adversely affect us and our brands, regardless of whether such allegations are valid or whether we are liable. Our international operations may be subject to additional risks related to litigation, including difficulties in enforcement of contractual obligations governed by foreign law due to differing interpretations of rights and obligations, compliance with multiple and potentially conflicting laws, new and potentially untested laws and judicial systems and reduced or diminished protection of intellectual property. A substantial unsatisfied judgment against us or one of our subsidiaries could result in bankruptcy, which would materially and adversely affect our business and operating results.

Our business is subject to various laws and regulations and changes in such laws and regulations, and/or failure to comply with existing or future laws and regulations, could adversely affect us.

We are subject to state franchise registration requirements, the rules and regulations of the Federal Trade Commission (the “FTC”), various state laws regulating the offer and sale of franchises in the U.S. through the provision of franchise disclosure documents containing certain mandatory disclosures and certain rules and requirements regulating franchising arrangements in foreign countries. Although we believe that the Franchisors’ Franchise Disclosure Documents, together with any applicable state-specific versions or supplements, and franchising procedures that we use comply in all material respects with both the FTC guidelines and all applicable state laws regulating franchising in those states in which we offer new franchise arrangements, noncompliance could reduce anticipated royalty income, which in turn may materially and adversely affect our business and operating results.

Our franchisees are subject to various existing U.S. federal, state, local and foreign laws affecting the operation of the restaurants including various health, sanitation, fire and safety standards. Franchisees may in the future become subject to regulation (or further regulation) seeking to tax or regulate high-fat foods or requiring the display of detailed nutrition information, which would be costly to comply with and could result in reduced demand for our products. In connection with the continued operation or remodeling of certain restaurants, the franchisees may be required to expend funds to meet U.S. federal, state and local and foreign regulations. Difficulties in obtaining, or the failure to obtain, required licenses or approvals could delay or prevent the opening of a new restaurant in a particular area or cause an existing restaurant to cease operations. All of these situations would decrease sales of an affected restaurant and reduce royalty payments to us with respect to such restaurant.

The franchisees are also subject to the Fair Labor Standards Act of 1938, as amended, and various other laws in the U.S. and in foreign countries governing such matters as minimum-wage requirements, overtime and other working conditions and citizenship requirements. A significant number of our franchisees’ food-service employees are paid at rates related to the U.S. federal minimum wage, and past increases in the U.S. federal minimum wage have increased labor costs, as would future increases. Any increases in labor costs might result in franchisees inadequately staffing restaurants. Understaffed restaurants could reduce sales at such restaurants, decrease royalty payments and adversely affect our brands.

Our and our franchisees’ operations and properties are subject to extensive U.S. federal, state and local laws and regulations, including those relating to environmental, building and zoning requirements. Our development of properties for leasing or subleasing to franchisees depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Failure to comply with legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. We may incur investigation, remediation or other costs related to releases of hazardous materials or other environmental conditions at our properties, regardless of whether such environmental conditions were created by us or a third party, such as a prior owner or tenant. We have incurred costs to address soil and groundwater contamination at some sites, and continue to incur nominal remediation costs at some of our other locations. If such issues become more expensive to address, or if new issues arise, they could increase our expenses, generate negative publicity, or otherwise adversely affect us.

Our tax returns and positions are subject to review and audit by foreign, federal, state and local taxing authorities, and adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. The federal income tax returns of the Company for fiscal years 2006 through 2009 are currently under audit by the Internal Revenue Service (“IRS”), and the IRS has proposed adjustments for fiscal years 2006 and 2007 to increase our taxable income as it relates to our gift card program, specifically to record taxable income upon the activation of gift cards. We have filed a protest to the IRS’s proposed adjustments. (See Note 15 of the notes to our audited consolidated financial statements included herein.) As described in Note 15 of the notes to our audited consolidated financial statements included herein, if the IRS were to prevail in this matter the proposed adjustments would result in additional taxable income of approximately $58.9 million for fiscal years 2006 and 2007 and approximately $26.8 million of additional federal and state taxes and interest owed, net of federal and state benefits. If the IRS prevails, a cash payment would be required, and the additional taxable income would represent temporary differences that will be deductible in future years. Therefore, the potential tax expense attributable to the IRS adjustments for fiscal years 2006 and 2007 would be limited to $3.1 million, consisting of federal and state interest, net of federal and state benefits. In addition, if the IRS were to prevail in respect of fiscal years 2006 and 2007 it is likely to make similar claims for years subsequent to fiscal year 2007 and the potential additional federal and state taxes and interest owed, net of federal and state benefits, for fiscal years 2008 through 2010, computed on a similar basis to the IRS method used for fiscal years 2006 and 2007, and factoring in the timing of our gift card uses and activations, would be approximately $19.7 million. The corresponding potential tax expense impact attributable to these later fiscal years, 2008 through 2010, would be approximately $0.8 million. During the fourth quarter of 2011, representatives of the Company met with the IRS appeals officer. Based on that meeting, the Company proposed a settlement related to this issue and is awaiting a response from the IRS. If our settlement proposal is accepted as presented, we expect to make a cash tax payment in an amount that is less than the amounts proposed by the IRS to cumulatively adjust our tax method of accounting for our gift card program through the fiscal year ended December 25, 2010. No assurance can be made that a settlement can be reached, or that we will otherwise prevail in the final resolution of this matter. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby negatively and adversely impacting our financial condition, results of operations, or cash flows.

We are subject to a variety of additional risks associated with our franchisees.

Our franchise system subjects us to a number of risks, any one of which may impact our ability to collect royalty payments from our franchisees, may harm the goodwill associated with our brands, and/or may materially and adversely impact our business and results of operations.

Bankruptcy of U.S. Franchisees. A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under such franchisee’s franchise arrangements and, to the extent such franchisee is a lessee pursuant to a franchisee lease/sublease with us, payments due under such franchisee lease/sublease. In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise arrangements and/or franchisee lease/sublease pursuant to Section 365 under the United States bankruptcy code, in which case there would be no further royalty payments and/or franchisee lease/sublease payments from such franchisee, and there can be no assurance as to the proceeds, if any, that may ultimately be recovered in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

Franchisee Changes in Control. The franchise arrangements prohibit “changes in control” of a franchisee without our consent as the franchisor, except in the event of the death or disability of a franchisee (if a natural person) or a principal of a franchisee entity. In such event, the executors and representatives of the franchisee are required to transfer the relevant franchise arrangements to a successor franchisee approved by the franchisor. There can be, however, no assurance that any such successor would be found or, if found, would be able to perform the former franchisee’s obligations under such franchise arrangements or successfully operate the restaurant. If a successor franchisee is not found, or if the successor franchisee that is found is not as successful in operating the restaurant as the then-deceased or disabled franchisee or franchisee principal, the sales of the restaurant could be adversely affected.

Franchisee Insurance. The franchise arrangements require each franchisee to maintain certain insurance types and levels. Certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material and adverse effect on a franchisee’s ability to satisfy its obligations under its franchise arrangement, including its ability to make royalty payments.

Some of Our Franchisees are Operating Entities. Franchisees may be natural persons or legal entities. Our franchisees that are operating companies (as opposed to limited purpose entities) are subject to business, credit, financial and other risks, which may be unrelated to the operations of the restaurants. These unrelated risks could materially and adversely affect a franchisee that is an operating company and its ability to make its royalty payments in full or on a timely basis, which in turn may materially and adversely affect our business and operating results.

Franchise Arrangement Termination; Nonrenewal. Each franchise arrangement is subject to termination by us as the franchisor in the event of a default, generally after expiration of applicable cure periods, although under certain circumstances a franchise arrangement may be terminated by us upon notice without an opportunity to cure. The default provisions under the franchise arrangements are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our licensed intellectual property.

In addition, each franchise agreement has an expiration date. Upon the expiration of the franchise arrangement, we or the franchisee may, or may not, elect to renew the franchise arrangements. If the franchisee arrangement is renewed, the franchisee will receive a “successor” franchise arrangement for an additional term. Such option, however, is contingent on the franchisee’s execution of the then-current form of franchise arrangements (which may include increased royalty payments, advertising fees and other costs), the satisfaction of certain conditions (including modernization of the restaurant and related operations) and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of the foregoing conditions, the expiring franchise arrangements will terminate upon expiration of the term of the franchise arrangements.

Product Liability Exposure. We require franchisees to maintain general liability insurance coverage to protect against the risk of product liability and other risks and demand strict franchisee compliance with health and safety regulations. However, franchisees may receive through the supply chain (from central manufacturing locations (“CMLs”), NDCP or otherwise), or produce defective food or beverage products, which may adversely impact our brands’ goodwill.

Americans with Disabilities Act. Restaurants located in the U.S. must comply with Title III of the Americans with Disabilities Act of 1990, as amended (the “ADA”). Although we believe newer restaurants meet the ADA construction standards and, further, that franchisees have historically been diligent in the remodeling of older restaurants, a finding of noncompliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants or additional capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could adversely affect the ability of a franchisee to make royalty payments, or could generate negative publicity, or otherwise adversely affect us.

Franchisee Litigation. Franchisees are subject to a variety of litigation risks, including, but not limited to, customer claims, personal-injury claims, environmental claims, employee allegations of improper termination and discrimination, claims related to violations of the ADA, religious freedom, the Fair Labor Standards Act, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and intellectual-property claims. Each of these claims may increase costs and limit the funds available to make royalty payments and reduce the execution of new franchise arrangements.

Potential Conflicts with Franchisee Organizations. Although we believe our relationship with our franchisees is open and strong, the nature of the franchisor-franchisee relationship can give rise to conflict. In the U.S., our approach is collaborative in that we have established district advisory councils, regional advisory councils and a national brand advisory council for each of the Dunkin’ Donuts brand and the Baskin-Robbins brand. The councils are comprised of franchisees, brand employees and executives, and they meet to discuss the strengths, weaknesses, challenges and opportunities facing the brands as well as the rollout of new products and projects. Internationally, our operations are primarily conducted through joint ventures with local licensees, so our relationships are conducted directly with our licensees rather than separate advisory committees. No material disputes exist in the U.S. or internationally at this time.

Failure to retain our existing senior management team or the inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success will continue to depend to a significant extent on our executive management team and the ability of other key management personnel to replace executives who retire or resign. We may not be able to retain our executive officers and key personnel or attract additional qualified management personnel to replace executives who retire or resign. Failure to retain our leadership team and attract and retain other important personnel could lead to ineffective management and operations, which could materially and adversely affect our business and operating results.

If we or our franchisees or licensees are unable to protect our customers’ credit card data, we or our franchisees could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

Privacy protection is increasingly demanding and the introduction of electronic payment methods exposes us and our franchisees to increased risk of privacy and/or security breaches as well as other risks. In connection with credit card sales, our franchisees (and we from our company-operated restaurants) transmit confidential credit card information by way of secure private retail networks. Although we use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit card sales, and our franchisees’ and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation, liability, and could seriously disrupt our operations. Any resulting negative publicity could significantly harm our reputation and could materially and adversely affect our business and operating results.

Catastrophic events may disrupt our business.

Unforeseen events, including war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargos, public health issues (including tainted food, food-borne illnesses, food tampering, or water supply or widespread/pandemic illness such as the avian or H1N1 flu), and natural disasters such as earthquakes, tsunamis, hurricanes, or other adverse weather and climate conditions, whether occurring in the U.S. or abroad, could disrupt our operations or that of our franchisees, or suppliers; or result in political or economic instability. For example, the March 2011 earthquake and tsunami in Japan resulted in the temporary closing of a number of Baskin-Robbins restaurants, two of which remained closed as of December 31, 2011. These events could reduce traffic in our restaurants and demand for our products; make it difficult or impossible for our franchisees to receive products from their suppliers; disrupt or prevent our ability to perform functions at the corporate level; and/or otherwise impede our or our franchisees’ ability to continue business operations in a continuous manner consistent with the level and extent of business activities prior to the occurrence of the unexpected event or events, which in turn may materially and adversely impact our business and operating results.

Risks related to this offering and our common stock

We are subject to certain phase-in provisions of the NASDAQ Marketplace Rules and, as a result, we will not immediately be subject to certain corporate governance requirements.

After completion of this offering, the Sponsors will no longer control a majority of the voting power of our outstanding common stock. As a result, we will no longer be a “controlled company” within the meaning of the corporate governance standards of The NASDAQ Global Select Market. However, we will be entitled to rely on phase-in provisions for certain corporate governance requirements, including:

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement that we have a majority of independent directors on our board of directors.

Following this offering, we intend to utilize these phase-in provisions. As a result, our compensation committee does not, and upon the completion of this offering, our nominating and corporate governance committee will not, consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The NASDAQ Global Select Market for up to the expiration of the phase-in period one year from the completion of this offering.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Since our initial public offering in July 2011, the price of our common stock, as reported by NASDAQ, has ranged from a low of $23.24 on December 15, 2011 to a high of $32.44 on March 14, 2012. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to the terms of our amended and restated charter and bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

As of March 9, 2012, there were 120,280,012 shares of common stock outstanding. Following completion of this offering, approximately 33.8% of our outstanding common stock (or approximately 30.5% if the underwriters exercise in full their option to purchase additional shares from certain of the selling stockholders) will be held by investment funds affiliated with the Sponsors.

Each of our directors (including our chief executive officer), our chief financial officer and certain significant equity holders (including affiliates of the Sponsors) have entered into a lock-up agreement with J.P. Morgan Securities LLC, Barclays Capital Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters which regulates their sales of our common stock for a period of 90 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. Such lock-up agreements cover, in the aggregate, 41,906,258 outstanding shares of our common stock and vested options to purchase an additional 824,674 shares of our common stock.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. The shares sold in this offering are eligible for immediate sale in the public market without restriction by persons other than our affiliates.

Beginning 90 days after this offering, subject to certain exceptions and automatic extensions in certain circumstances, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the offering, if any. See “Related party transactions—Arrangements with our investors.” Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, we have registered shares of common stock that are reserved for issuance under our 2011 Omnibus Long-Term Incentive Plan.

Provisions in our charter documents and Delaware law may deter takeover efforts that you feel would be beneficial to stockholder value.

In addition to the Sponsors’ beneficial ownership of a substantial percentage of our common stock, our certificate of incorporation and bylaws and Delaware law contain provisions which could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. Our certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than the Sponsors. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures and efforts by stockholders to change the direction or management of the company may be unsuccessful. See “Description of capital stock.”

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value of your stock of $(43.30) per share as of December 31, 2011, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution.

Because certain of our officers and directors hold restricted stock or option awards that will vest upon a change of control if the Sponsors achieve certain minimum rates of return on their initial investment in us, these individuals may have interests in us that conflict with yours.

As of December 31, 2011, certain of our officers and directors hold, in the aggregate, 580,214 shares of restricted stock and options to purchase 2,693,274 shares that are subject to vesting upon a change in control if the Sponsors achieve certain minimum rates of return on their initial investment in us. See “Management—Potential payments upon termination or change in control—Change in control” for additional information regarding the required minimum rate of return. As a result, these officers and directors may view certain change of control transactions more favorably than an investor in this offering due to the vesting opportunities available to them and, as a result, may have an economic incentive to support a transaction that you may not believe to be favorable to stockholders who purchased shares in this offering.

Because the Sponsors will continue to own a significant portion of our outstanding common stock, if they act collectively, the influence of our public shareholders over significant corporate actions may be limited, and conflicts of interest between the Sponsors and us or you could arise in the future.

Upon the completion of this offering, the Sponsors will beneficially own approximately 33.8% of our common stock (approximately 30.5% if the underwriters exercise in full their option to purchase additional shares from the selling stockholders). As a result, if such Sponsors act collectively, they could exercise substantial influence over the composition of our board of directors and the vote of our common stock. If this were to occur, the Sponsors could have a significant amount of control over our decisions to enter into any corporate transaction and could make it very difficult for us to enter into any transaction that requires the approval of our stockholders even if other equity holders believe that any such transactions are in their own best interests. If the Sponsors act collectively, they could also exercise substantial control over our decision to make acquisitions that increase our indebtedness or sell revenue-generating assets. Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Sponsors continue to own a significant amount of our equity, if they exercise their shareholder rights collectively, they would be able to significantly influence our decisions.

Cautionary note regarding forward-looking statements

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk factors” section of this prospectus, which include, but are not limited to, the following:

•	the ongoing level of profitability of our franchisees and licensees;

•	changes in working relationships with our franchisees and licensees and the actions of our franchisees and licensees;

•	our master franchisees’ relationships with sub-franchisees;

•	the strength of our brand in the markets in which we compete;

•	changes in competition within the quick service restaurant segment of the food service industry;

•	changes in consumer behavior resulting from changes in technologies or alternative methods of delivery;

•	economic and political conditions in the countries where we operate;

•	our substantial indebtedness;

•	our ability to protect our intellectual property rights;

•	consumer preferences, spending patterns and demographic trends;

•	the success of our growth strategy and international development;

•	changes in commodity and food prices, particularly coffee, dairy products and sugar, and other operating costs;

•	shortages of coffee;

•	failure of our network and information technology systems;

•	interruptions or shortages in the supply of products to our franchisees and licensees;

•	inability to recover our capital costs;

•	changes in political, legal, economic or other factors in international markets;

•	termination of master franchisee agreements or contracts with the U.S. military;

•	currency exchange rates;

•	the impact of food borne-illness or food safety issues or adverse public or medical opinions regarding the health effects of consuming our products;

•	our ability to collect royalty payments from our franchisees and licensees;

•	uncertainties relating to litigation;

•	changes in regulatory requirements or our and our franchisees and licensees ability to comply with current or future regulatory requirements;

•	review and audit of certain of our tax returns;

•	the ability of our franchisees and licensees to open new restaurants and keep existing restaurants in operation;

•	our ability to retain key personnel;

•	our inability to protect customer credit card data; and

•	catastrophic events.

Those factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

Use of proceeds

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Market price of our common stock

Our common stock has been listed on The NASDAQ Global Select Market under the symbol “DNKN” since July 27, 2011. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock on The NASDAQ Global Select Market.

Fiscal Quarter	High	Low

2011
Third Quarter (13 weeks ended September 24, 2011)(1)	$31.94	$24.97
Fourth Quarter (14 weeks ended December 31, 2011)	$29.93	$23.24

2012
First Quarter (through March 29, 2012)	$32.44	$24.35

(1)	Represents period from July 27, 2011, the date of our initial public offering, through the end of the quarter.

A recent reported closing price for our common stock is set forth on the cover page of this prospectus. American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock. On March 27, 2012, we had 204 holders of record of our common stock.

Dividend policy

On December 3, 2010, we paid a cash dividend of $500.0 million on the outstanding shares of our Class L common stock. On March 5, 2012, our board of directors determined that, subject to compliance with the covenants contained in our senior credit facility and other considerations, we would endeavor to pay dividends to holders of our common stock at regular intervals in the future. In furtherance of this dividend policy, we declared a cash dividend of $0.15 per share on the outstanding shares of our common stock that was paid on March 28, 2012 to holders of record of our common stock on March 19, 2012.

Capitalization

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of December 31, 2011. This table should be read in conjunction with “Use of proceeds,” “Selected consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of December 31, 2011

(Dollars in thousands)
Cash and cash equivalents(1)	$246,715

Long-term debt, including current portion;
Revolving credit facility(2)	$—
Term loan facility	1,468,309
Capital leases	5,160

Total secured debt	1,473,469

Total long-term debt	1,473,469

Stockholders’ equity (deficit) :
Preferred stock, $0.001 par value; 25,000,000 shares authorized and no shares issued and outstanding	—
Common stock, $0.001 par value; 475,000,000 shares authorized and 120,136,631 shares issued and outstanding	119
Additional paid-in capital	1,478,291
Accumulated deficit	(752,075)
Accumulated other comprehensive income	19,601

Total stockholders’ equity	745,936

Total capitalization	$2,219,405

(1)	Includes an aggregate of $123.1 million of cash held for advertising funds or reserved for gift card/certificate programs.

(2)	Excludes $11.2 million of undrawn letters of credit.

Selected consolidated financial and other data

The following table sets forth our selected historical and unaudited pro forma consolidated financial and other data as of the dates and for the periods indicated. The selected historical financial data as of December 31, 2011 and December 25, 2010 and for each of the three years in the period ended December 31, 2011 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data as of and for the fiscal years ended December 26, 2009, December 27, 2008 and December 29, 2007 have been derived from our audited consolidated financial statements for such years, which are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods. The unaudited pro forma consolidated financial data for the fiscal year ended December 31, 2011 have been derived from our historical financial statements for such fiscal year, which are included elsewhere in this prospectus, after giving effect to the transactions specified under “Unaudited pro forma consolidated statement of operations.” The data in the following table related to adjusted operating income, adjusted net income, points of distribution, comparable store sales growth, franchisee-reported sales, company-owned store sales, and systemwide sales growth are unaudited for all periods presented. The data for fiscal year 2011 reflects the results of operations for a 53-week period. All other periods presented reflect the results of operations for 52-week periods.

This selected consolidated financial and other data should be read in conjunction with the disclosure set forth under “Capitalization,” “Unaudited pro forma consolidated statement of operations,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Fiscal Year
	2011	2010	2009	2008	2007

	($ in thousands, except per share data or as otherwise noted)

Consolidated Statements of Operations Data:
Franchise fees and royalty income	$398,474	359,927	344,020	349,047	325,441
Rental income	92,145	91,102	93,651	97,886	98,860
Sales of ice cream products	100,068	84,989	75,256	71,445	63,777
Other revenues	37,511	41,117	25,146	26,551	28,857

Total revenues	628,198	577,135	538,073	544,929	516,935

Amortization of intangible assets	28,025	32,467	35,994	37,848	39,387
Impairment charges(1)	2,060	7,075	8,517	331,862	4,483
Other operating costs and expenses(2)	389,329	361,893	323,318	330,281	311,005

Total operating costs and expenses	419,414	401,435	367,829	699,991	354,875

Equity in net income (loss) of joint ventures(3)	(3,475)	17,825	14,301	14,169	12,439

Operating income (loss)	205,309	193,525	184,545	(140,893)	174,499

Interest expense, net	(104,449)	(112,532)	(115,019)	(115,944)	(111,677)
Gain (loss) on debt extinguishment and refinancing transactions	(34,222)	(61,955)	3,684	—	—
Other gains (losses), net	175	408	1,066	(3,929)	3,462

Income (loss) from continuing operations before income taxes	66,813	19,446	74,276	(260,766)	66,284
Income (loss) from continuing operations	34,442	26,861	35,008	(269,898)	39,331
Net income (loss)(4)	$34,442	26,861	35,008	(269,898)	34,699

Earnings (loss) per share:
Class L—basic and diluted	$6.14	4.87	4.57	4.17	4.12
Common—basic and diluted	$(1.41)	(2.04)	(1.69)	(8.95)	(1.48)

Pro Forma Consolidated Statement of Operations Data(5):
Pro forma net income	$88,030

Pro forma earnings per share:
Basic	$0.74
Diluted	$0.73

Pro forma weighted average shares outstanding:
Basic	119,382,200
Diluted	120,446,787

Consolidated Balance Sheet Data:
Total cash, cash equivalents, and restricted cash(6)	$246,984	134,504	171,403	251,368	147,968
Total assets	3,224,018	3,147,288	3,224,717	3,341,649	3,608,753
Total debt(7)	1,473,469	1,864,881	1,451,757	1,668,410	1,603,561
Total liabilities	2,478,082	2,841,047	2,454,109	2,614,327	2,606,011
Common stock, Class L(8)	—	840,582	1,232,001	1,127,863	1,033,450
Total stockholders’ equity (deficit)(8)	745,936	(534,341)	(461,393)	(400,541)	(30,708)

Other Financial Data:
Capital expenditures	$18,596	15,358	18,012	27,518	37,542
Adjusted operating income(9)	270,740	233,067	229,056	228,817	218,369
Adjusted net income(9)	101,744	87,759	59,504	69,719	61,021

Points of Distribution(10):
Dunkin’ Donuts U.S.	7,015	6,772	6,566	6,395	5,769
Dunkin’ Donuts International	3,068	2,988	2,620	2,440	2,219
Baskin-Robbins U.S.	2,457	2,547	2,597	2,692	2,763
Baskin-Robbins International	4,254	3,886	3,610	3,321	3,111

Total distribution points	16,794	16,193	15,393	14,848	13,862

Comparable Store Sales Growth (U.S. Only)(11):
Dunkin’ Donuts	5.1%	2.3%	(1.3)%	(0.8)%	1.3%
Baskin-Robbins	0.5%	(5.2)%	(6.0)%	(2.2)%	0.3%

Franchisee-Reported Sales ($ in millions)(12):
Dunkin’ Donuts U.S.	$5,919	5,403	5,174	5,004	4,792
Dunkin’ Donuts International	636	584	508	529	476
Baskin-Robbins U.S.	496	494	524	560	572
Baskin-Robbins International	1,292	1,158	970	800	723

Total Franchisee-Reported Sales	$8,343	7,639	7,176	6,893	6,563

	Fiscal Year
	2011	2010	2009	2008	2007

	($ in thousands, except per share data or as otherwise noted)

Company-Owned Store Sales ($ in millions)(13):
Dunkin’ Donuts U.S.	$12	17	2	—	—
Baskin-Robbins U.S.	1	—	—	—	—

Systemwide Sales Growth(14):
Dunkin’ Donuts U.S.	9.4%	4.7%	3.4%	4.4%	5.7%
Dunkin’ Donuts International	9.1%	15.0%	(4.0)%	11.1%	8.5%
Baskin-Robbins U.S.	0.4%	(5.5)%	(6.4)%	(2.1)%	(1.3)%
Baskin-Robbins International	11.6%	19.4%	21.3%	10.7%	9.7%

Total Systemwide Sales Growth	9.1%	6.7%	4.1%	5.0%	5.6%

(1)	Fiscal year 2008 includes $294.5 million of goodwill impairment charges related to Dunkin’ Donuts U.S. and Baskin-Robbins International, as well as a $34.0 million trade name impairment related to Baskin-Robbins U.S.

(2)	Includes fees paid to the Sponsors of $16.4 million for fiscal year 2011 and $3.0 million for each of the fiscal years 2010, 2009, 2008, and 2007 under a management agreement, which was terminated in connection with our IPO.

(3)	Fiscal year 2011 includes an impairment of the investment in the Korea joint venture of $19.8 million, less a reduction in depreciation and amortization, net of tax, resulting from the impairment of the underlying intangible and long-lived assets of $976,000. Amounts also include amortization expense, net of tax, related to intangible franchise rights established in purchase accounting of $868,000, $897,000, $899,000, $907,000 and $1.8 million for fiscal years 2011, 2010, 2009, 2008, and 2007, respectively.

(4)	We completed the sale of our Togo’s brand on November 30, 2007. Net income for fiscal year 2007 includes a loss from discontinued operations of $4.6 million related to the Togo’s operations and sale.

(5)	See “Unaudited pro forma consolidated statement of operations.”

(6)	Amounts as of December 26, 2009, December 27, 2008, and December 29, 2007 include cash held in restricted accounts pursuant to the terms of the securitization indebtedness. Following the redemption and discharge of the securitization indebtedness in fiscal year 2010, such amounts are no longer restricted. The amounts also include cash held as advertising funds or reserved for gift card/certificate programs. Our cash, cash equivalents, and restricted cash balance at December 27, 2008 increased primarily as a result of short-term borrowings.

(7)	Includes capital lease obligations of $5.2 million, $5.4 million, $5.4 million, $4.2 million, and $3.6 million as of December 31, 2011, December 25, 2010, December 26, 2009, December 27, 2008, and December 29, 2007, respectively.

(8)	Prior to our IPO in fiscal year 2011, the Company had two classes of common stock, Class L and common. Class L common stock was classified outside of permanent equity at its preferential distribution amount, as the Class L stockholders controlled the timing and amount of distributions. Immediately prior to our IPO, each share of Class L common stock converted into 2.4338 shares of common stock, and the preferential distribution amount of Class L common stock at the date of conversion was reclassified into additional paid-in capital within permanent equity.

(9)	Adjusted operating income and adjusted net income are non-GAAP measures reflecting operating income and net income adjusted for amortization of intangible assets, impairment charges, Sponsor management agreement termination fee, and secondary offering costs, and, in the case of adjusted net income, loss on debt extinguishment and refinancing transactions, net of the tax impact of such adjustments. The Company uses adjusted operating income and adjusted net income as key performance measures for the purpose of evaluating performance internally. We also believe adjusted operating income and adjusted net income provide our investors with useful information regarding our historical operating results. These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Use of the terms adjusted operating income and adjusted net income may differ from similar measures reported by other companies. Adjusted operating income and adjusted net income are reconciled from operating income (loss) and net income (loss), respectively, determined under GAAP as follows:

	Fiscal Year
	2011	2010	2009	2008	2007
	(Unaudited, $ in thousands)
Operating income (loss)	$205,309	193,525	184,545	(140,893)	174,499

Adjustments:
Sponsor termination fee	14,671	—	—	—	—
Amortization of other intangible assets	28,025	32,467	35,994	37,848	39,387
Impairment charges	2,060	7,075	8,517	331,862	4,483
Korea joint venture impairment, net(i)	18,776	—	—	—	—
Secondary offering costs	1,899	—	—	—	—

Adjusted operating income	$270,740	233,067	229,056	228,817	218,369

Net income (loss)	$34,442	26,861	35,008	(269,898)	34,699

Adjustments:
Sponsor termination fee	14,671	—	—	—	—
Amortization of other intangible assets	28,025	32,467	35,994	37,848	39,387
Impairment charges	2,060	7,075	8,517	331,862	4,483
Korea joint venture impairment, net(i)	18,776	—	—	—	—
Secondary offering costs	1,899	—	—	—	—
Loss (gain) on debt extinguishment and refinancing transactions	34,222	61,955	(3,684)	—	—
Tax impact of adjustments(ii)	(32,351)	(40,599)	(16,331)	(30,093)	(17,548)

Adjusted net income	$101,744	87,759	59,504	69,719	61,021

(i)	Amount consists of an impairment of the investment in the Korea joint venture of $19.8 million, less a reduction in depreciation and amortization, net of tax, of $976,000 resulting from the allocation of the impairment charge to the underlying intangible and long-lived assets of the joint venture.

(ii)	Tax impact of adjustments calculated at a 40% effective tax rate for each period presented, excluding the Korea joint venture impairment in fiscal year 2011 as there was no tax impact related to that charge, and the goodwill impairment charge in fiscal year 2008, as the goodwill is not deductible for tax purposes.

(10)	Represents period end points of distribution.

(11)	Represents the growth in average weekly sales for franchisee- and company-owned restaurants that have been open at least 54 weeks that have reported sales in the current and comparable prior year week.

(12)	Franchisee-reported sales include sales at franchisee restaurants, including joint ventures.

(13)	Company-owned store sales include sales at restaurants owned and operated by Dunkin’ Brands.

(14)	Systemwide sales growth represents the percentage change in sales at both franchisee- and company-owned restaurants from the comparable period of the prior year. Changes in systemwide sales are driven by changes in average comparable store sales and changes in the number of restaurants.

Unaudited pro forma consolidated statement of operations

The following unaudited pro forma consolidated statement of operations of Dunkin’ Brands Group, Inc. for the fiscal year ended December 31, 2011 is based on the historical consolidated statement of operations of Dunkin’ Brands Group, Inc., which is included elsewhere in this prospectus. An unaudited pro forma consolidated balance sheet is not presented herein as all of the transactions noted below occurred prior to and are reflected in the audited consolidated balance sheet as of December 31, 2011 included elsewhere in this prospectus.

The unaudited pro forma consolidated statement of operations for the fiscal year ended December 31, 2011 gives effect to (a) adjustments to interest expense as a result of the February 2011 and May 2011 re-pricing transactions, and the repayment of the remaining outstanding amount of senior notes from the proceeds of our IPO and (b) the termination of our management agreement with the Sponsors in connection with our IPO, as if each had occurred on the first day of the first fiscal quarter of 2011.

The unaudited pro forma consolidated statement of operations is presented for informational purposes only and does not purport to represent what the actual results of operations of Dunkin’ Brands Group, Inc. would have been if such transactions had been completed as of the dates or for the periods indicated above or that may be achieved as of any future date or for any future period. The unaudited pro forma consolidated statement of operations should be read in conjunction with the accompanying notes, “Management’s discussion and analysis of financial condition and results of operations,” and the historical consolidated financial statements and accompanying notes of Dunkin’ Brands Group, Inc., included elsewhere in this prospectus.

Unaudited pro forma consolidated statement of operations

Fiscal Year Ended December 31, 2011

(In thousands, except share and per share amounts)

	Historical As Reported Fiscal Year Ended December 31, 2011	Adjustments Related to the IPO		Pro Forma for the IPO Fiscal Year Ended December 31, 2011	Adjustments for Other Transactions				Pro Forma Fiscal Year Ended December 31, 2011
					Termination of Sponsor Management Agreement		Refinancing and Debt- Related Transactions

Revenues:
Franchise fees and royalty income	$398,474	—		398,474	—		—		398,474
Rental income	92,145	—		92,145	—		—		92,145
Sales of ice cream products	100,068	—		100,068	—		—		100,068
Other revenues	37,511	—		37,511	—		—		37,511

Total revenues	628,198	—		628,198	—		—		628,198

Operating costs and expenses:
Occupancy expenses—franchised restaurants	51,878	—		51,878	—		—		51,878
Cost of ice cream products	72,329	—		72,329	—		—		72,329
General and administrative expenses, net	240,625	—		240,625	(19,035	)(3)	—		221,590
Depreciation	24,497	—		24,497	—		—		24,497
Amortization of other intangible assets	28,025	—		28,025	—		—		28,025
Impairment charges	2,060	—		2,060	—		—		2,060

Total operating costs and expenses	419,414	—		419,414	(19,035)		—		400,379
Equity in net income (loss) of joint ventures:							—
Net income, excluding impairment	16,277	—		16,277	—		—		16,277
Impairment charge	(19,752)	—		(19,752)	—		—		(19,752)

Total equity in net loss of joint ventures	(3,475)	—		(3,475)	—		—		(3,475)

Operating income	205,309	—		205,309	19,035		—		224,344

Other income (expense):
Interest income	623	—		623	—		—		623
Interest expense	(105,072)	25,372	(1)	(79,700)	—		10,685	(4)	(69,015)
Loss on debt extinguishment and refinancing transactions	(34,222)	—		(34,222)	—		34,222	(5)	—
Other income, net	175	—		175	—		—		175

Total other expense	(138,496)	25,372		(113,124)	—		44,907		(68,217)

Income before income taxes	66,813	25,372		92,185	19,035		44,907		156,127
Provision for income taxes	32,371	10,149	(2)	42,520	7,614	(2)	17,963	(2)	68,097

Net income	$34,442	15,223		49,665	11,421		26,944		88,030

Pro forma earnings per share:
Basic									$0.74	(6)
Diluted									$0.73	(6)

Pro forma weighted average common shares outstanding:
Basic									119,382,200	(6)
Diluted									120,446,787	(6)

(1)	To adjust interest expense to reflect the use of proceeds from the IPO to repay $375.0 million of senior notes as of the first day of fiscal year 2011. The pro forma adjustments to historical interest expense are as follows:

Interest Expense:	Historical As Reported Fiscal Year Ended December 31, 2011	Adjustments Related to the IPO		Pro Forma for the IPO Fiscal Year Ended December 31, 2011

Senior notes	$32,763	(24,623	)(a)	8,140
Term loan borrowings	64,014	—		64,014
Revolving credit facility	901	—		901
Deferred financing fees and original issue discount	6,278	(749	)(b)	5,529
Capital leases	481	—		481
Other	635	—		635

	$105,072	(25,372)		79,700

(a)	Elimination of historical interest expense related to $375.0 million of senior notes that was incurred during fiscal year 2011, as the proceeds from the IPO would be used to repay $375.0 million of senior notes which accrued interest at an annual rate of 9.625% for approximately eight months during the fiscal year.

(b)	Reduce amortization of deferred financing costs and original issue discount to reflect the repayment of $375.0 million of senior notes.

(2)	To reflect the tax effect of the pro forma adjustments at an estimated statutory tax rate of 40.0%.

(3)	To reflect a reduction of expenses as a result of the termination of the management agreement with the Sponsors. During fiscal year 2011, we incurred expenses of approximately $1.7 million for management services through date of the IPO. Upon completion of the IPO, we incurred an expense of approximately $14.7 million related to the termination of the Sponsor management agreement. Additionally, the Company recorded additional share-based compensation expense of approximately $2.6 million upon completion of the IPO related to restricted shares granted to employees that were not eligible to vest until completion of an initial public offering or change of control, which has been excluded from the pro forma statement of operations.

(4)	The adjustments related to the refinancing and debt-related transactions reflect the impact on interest expense as if the additional term loan borrowings in February 2011 and May 2011 were used to fully repay the outstanding $250.0 million of senior notes, after giving effect to the IPO, on the first day of fiscal year 2011, which would have resulted in $1.5 billion of term loan borrowings outstanding as of the first day of fiscal year 2011. Pro forma adjustments were as follows:

Interest Expense:	Pro Forma for the IPO Fiscal Year Ended December 31, 2011	Refinancing and Debt-Related Transactions		Pro Forma Fiscal Year Ended December 31, 2011

Senior notes	$8,140	(8,140	)(a)	—
Term loan borrowings	64,014	(2,423	)(b)	61,591
Revolving credit facility	901	(95	)(c)	806
Deferred financing fees and original issue discount	5,529	(27	)(d)	5,502
Capital leases	481	—		481
Other	635	—		635

	$79,700	(10,685)		69,015

(a)	Elimination of historical interest expense on $250.0 million of senior notes that was incurred during fiscal year 2011 after reflecting the pro forma reduction in the senior notes of $375.0 million discussed in note 1. The remaining $250.0 million senior notes balance would be repaid as part of the additional term loan borrowings in February and May 2011, if those transactions had occurred at the beginning of fiscal year 2011. The senior notes accrue interest at an annual rate of 9.625%.

(b)	Decrease in interest expense on the term loan borrowings to reflect an initial term loan outstanding of $1.5 billion at an annual rate of 4.00%, reduced by principal payments of $3.75 million paid at the end of each calendar quarter and a voluntary principal payment of $11.8 million paid in December 2011. The annual rate of 4.00%, which is the rate in effect as of December 31, 2011, is based on a 360-day year, resulting in a daily rate of 0.011%. Interest expense is calculated as follows:

Period	Principal Outstanding During Quarter	Daily Rate	Days Outstanding	Pro Forma Interest Expense

Q1 2011	$1,500,000	0.011%	91	15,167
Q2 2011	1,496,250	0.011%	91	15,129
Q3 2011	1,492,500	0.011%	91	15,091
Q4 2011	1,488,750	0.011%	94	15,549
Q4 2011	1,473,250	0.011%	4	655

				61,591

(c)	Decrease in interest expense on the revolving credit facility which was driven by a decrease in the annual interest rate in May 2011 from 4.375% to 3.125%. Interest expense on the revolving credit facility is calculated based on approximately $11.1 million utilized under the revolving credit facility for letters of credit at an annual rate of 3.125%, and a rate of 0.5% on the $88.9 million unused portion of the revolving credit facility.

(d)	Decrease in amortization of deferred financing costs and original issue discount due to additional amortization related to the term loan borrowings of $0.2 million, offset by the elimination of $0.2 million of amortization related to the senior notes.

(5)	To eliminate the loss on debt extinguishment and refinancing transactions, as the repricing of the term loans and repayments of the senior notes that occurred during fiscal year 2011 would not have occurred if the IPO and related transactions had been consummated at the beginning of fiscal year 2011.

(6)	Gives effect to the assumed conversion of all outstanding shares of Class L common stock as if the initial public offering was completed at the beginning of fiscal year 2011. Class L common stock converted into approximately 2.4338 shares of common stock immediately prior to the IPO. Basic earnings per share is computed on the basis of the weighted average number of Class L and common shares that were outstanding during the period. Diluted earnings per share includes the dilutive effect of 1,064,587 common restricted shares and stock options, using the treasury stock method. There were no Class L common stock equivalents outstanding during fiscal year 2011. Shares sold in the IPO are included in the pro forma basic and diluted earnings per share calculations. The following table sets forth the computation of pro forma basic and diluted earnings per share:

	Basic	Diluted

Pro forma net income (in thousands)	$88,030	$88,030

Pro forma weighted average number of common shares:
Weighted average number of Class L shares over period in which Class L shares were outstanding(a)	22,845,378	22,845,378
Adjustment to weight Class L shares over respective fiscal period(a)	(9,790,933)	(9,790,933)

Weighted average number of Class L shares over respective fiscal period	13,054,445	13,054,445
Class L conversion factor	2.4338	2.4338

Weighted average number of converted Class L shares	31,772,244	31,772,244
Weighted average number of common shares	74,835,697	75,900,284
Adjustment to reflect shares issued in IPO as outstanding for entire fiscal period	12,774,259	12,774,259

Pro forma weighted average number of common shares	119,382,200	120,446,787

Pro forma earnings per common share	$0.74	$0.73

(a)	The weighted average number of Class L shares in the actual Class L earnings per share calculation for fiscal year 2011 represents the weighted average from the beginning of the fiscal year up through the date of conversion of the Class L shares into common shares. As such, the pro forma weighted average number of common shares includes an adjustment to the weighted average number of Class L shares outstanding to reflect the length of time the Class L shares were outstanding prior to conversion relative to the respective fiscal year. The converted Class L shares are already included in the weighted average number of common shares outstanding for the period after their conversion.

Management’s discussion and analysis of

financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected historical consolidated financial data” and the audited and unaudited historical consolidated financial statements and related notes. This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results and involves numerous risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and generally contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions. Our forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially from those projected or implied by the forward-looking statement. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. See “Risk factors” and “Cautionary note regarding forward-looking statements” for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements.

Introduction and overview

We are one of the world’s leading franchisors of quick service restaurants (“QSRs”) serving hot and cold coffee and baked goods, as well as hard serve ice cream. We franchise restaurants under our Dunkin’ Donuts and Baskin-Robbins brands. With 16,794 points of distribution in 58 countries, we believe that our portfolio has strong brand awareness in our key markets. QSR is a restaurant format characterized by counter or drive-thru ordering and limited or no table service. As of December 31, 2011, Dunkin’ Donuts had 10,083 global points of distribution with restaurants in 36 U.S. states and the District of Columbia and in 31 foreign countries. Baskin-Robbins had 6,711 global points of distribution as of the same date, with restaurants in 44 U.S. states and the District of Columbia and in 48 foreign countries.

We are organized into four reporting segments: Dunkin’ Donuts U.S., Dunkin’ Donuts International, Baskin-Robbins U.S. and Baskin-Robbins International. We generate revenue from four primary sources: (i) royalty income and franchise fees associated with franchised restaurants, (ii) rental income from restaurant properties that we lease or sublease to franchisees, (iii) sales of ice cream products to franchisees in certain international markets and (iv) other income including fees for the licensing of our brands for products sold in non-franchised outlets, the licensing of the right to manufacture Baskin-Robbins ice cream sold to U.S. franchisees, refranchising gains, transfer fees from franchisees, revenue from our company-owned restaurants, and online training fees.

Approximately 63% of our revenue for fiscal year 2011 was derived from royalty income and franchise fees. Sales of ice cream products to Baskin-Robbins franchisees in certain international markets accounted for 16% of our revenue for fiscal year 2011. An additional 15% of our revenue for fiscal year 2011 was generated from rental income from franchisees that lease or sublease their properties from us. The balance of our revenue for fiscal year 2011 consisted of license fees on products sold in non-franchised outlets, license fees on sales of ice cream products to Baskin-Robbins franchisees in the U.S., refranchising gains, transfer fees from franchisees, revenue from our company-owned restaurants and online training fees.

Franchisees fund the vast majority of the cost of new restaurant development. As a result, we are able to grow our system with lower capital requirements than many of our competitors. With only 31 company-owned points of distribution as of December 31, 2011, we are less affected by store-level costs and profitability and fluctuations in commodity costs than other QSR operators.

Our franchisees fund substantially all of the advertising that supports both brands. Those advertising funds also fund the cost of our marketing personnel. Royalty payments and advertising fund contributions typically are made on a weekly basis for restaurants in the U.S., which limits our working capital needs. For fiscal year 2011, franchisee contributions to the U.S. advertising funds were $316.3 million.

We operate and report financial information on a 52- or 53-week year on a 13-week quarter (or 14-week fourth quarter, when applicable) basis with the fiscal year ending on the last Saturday in December and fiscal quarters ending on the 13th Saturday of each quarter (or 14th Saturday of the fourth quarter, when applicable). The data periods contained within fiscal years 2011, 2010 and 2009 reflect the results of operations for the 53-week, 52-week and 52-week periods ending on December 31, 2011, December 25, 2010 and December 26, 2009, respectively. Certain financial measures and other metrics have been presented with the impact of the additional week on the results for fiscal year 2011. The impact of the additional week in fiscal year 2011 reflects our estimate of the 53rd week on systemwide sales growth, revenues and expenses.

Critical accounting policies

Our significant accounting policies are more fully described under the heading “Summary of significant accounting policies” in Note 2 of the notes to the consolidated financial statements. However, we believe the accounting policies described below are particularly important to the portrayal and understanding of our financial position and results of operations and require application of significant judgment by our management. In applying these policies, management uses its judgment in making certain assumptions and estimates.

These judgments involve estimations of the effect of matters that are inherently uncertain and may have a significant impact on our quarterly and annual results of operations or financial condition. Changes in estimates and judgments could significantly affect our result of operations, financial condition and cash flow in future years. The following is a description of what we consider to be our most significant critical accounting policies.

Revenue recognition

Initial franchise fee revenue is recognized upon substantial completion of the services required of us as stated in the franchise agreement, which is generally upon opening of the respective restaurant. Fees collected in advance are deferred until earned. Royalty income is based on a percentage of franchisee gross sales and is recognized when earned, which occurs at the franchisees’ point of sale. Renewal fees are recognized when a renewal agreement with a franchisee becomes effective. Rental income for base rentals is recorded on a straight-line basis over the lease term. Contingent rent is recognized as earned, and any amounts received from lessees in advance of achieving stipulated thresholds are deferred until such threshold is actually achieved. Revenue from the sale of ice cream is recognized when title and risk of loss transfers to the buyer, which is generally upon shipment. Licensing fees are recognized when earned, which is generally upon sale of the underlying products by the licensees. Retail store revenues at company-owned restaurants are recognized when payment is tendered at the point of sale, net of sales tax and other sales-related taxes. Gains on the refranchise or sale of a restaurant are recognized when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at risk equity, and we are satisfied that the buyer can meet its financial obligations to us.

Allowances for franchise, license and lease receivables / guaranteed financing

We reserve all or a portion of a franchisee’s receivable balance when deemed necessary based upon detailed review of such balances, and apply a pre-defined reserve percentage based on an aging criteria to other balances. We perform our reserve analysis during each fiscal quarter or when events or circumstances indicate that we may not collect the balance due. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond our control.

In limited instances, we issue guarantees to financial institutions so that our franchisees can obtain financing with terms of approximately five to ten years for various business purposes. We recognize a liability and offsetting asset for the fair value of such guarantees. The fair value of a guarantee is based on historical default rates of our total guaranteed loan pool. We monitor the financial condition of our franchisees and record provisions for estimated losses on guaranteed liabilities of our franchisees if we believe that our franchisees are unable to make their required payments. As of December 31, 2011, if all of our outstanding guarantees of franchisee financing obligations came due simultaneously, we would be liable for approximately $6.9 million. As of December 31, 2011, the Company had recorded reserves for such guarantees of $0.4 million. We generally have cross-default provisions with these franchisees that would put the franchisee in default of its franchise agreement in the event of non-payment under such loans. We believe these cross-default provisions significantly reduce the risk that we would not be able to recover the amount of required payments under these guarantees and, historically, we have not incurred significant losses under these guarantees due to defaults by our franchisees.

Impairment of goodwill and other intangible assets

Goodwill and trade names (indefinite lived intangibles) have been assigned to our reporting units, which are also our operating segments, for purposes of impairment testing. Our reporting units, which have indefinite lived intangible assets associated with them, are Dunkin’ Donuts U.S., Dunkin’ Donuts International, Baskin-Robbins U.S. and Baskin-Robbins International.

We evaluate the remaining useful life of our trade names to determine whether current events and circumstances continue to support an indefinite useful life. In addition, all of our indefinite lived intangible assets are tested for impairment annually. The trade name intangible asset impairment test consists of a comparison of the fair value of each trade name with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. The fair value of trade names is estimated using the relief from royalty method, an income approach to valuation, which includes projecting future systemwide sales and other estimates. The goodwill impairment test consists of a comparison of each reporting unit’s fair value to its carrying value. The fair value of a reporting unit is an estimate of the amount for which the unit as a whole could be sold in a current transaction between willing parties. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. Fair value of a reporting unit is estimated based on a combination of comparative market multiples and discounted cash flow valuation approaches. Currently, we have selected the first day of our fiscal third quarter as the date on which to perform our annual impairment tests for all indefinite lived intangible assets. We also test for impairment whenever events or circumstances indicate that the fair value of such indefinite lived intangibles has been impaired. No impairment of indefinite lived intangible assets was recorded during fiscal years 2011, 2010 or 2009.

We have intangible assets other than goodwill and trade names that are amortized on a straight-line basis over their estimated useful lives or terms of their related agreements. Other intangible assets consist primarily of franchise and international license rights (franchise rights), ice cream manufacturing and territorial franchise agreement license rights (license rights) and operating lease interests acquired related to our prime leases and subleases (operating leases acquired). Franchise rights recorded in the consolidated balance sheets were valued using an excess earnings approach. The valuation of franchise rights was calculated using an estimation of future royalty income and related expenses associated with existing franchise contracts at the acquisition date. Our valuation included assumptions related to the projected attrition and renewal rates on those existing franchise arrangements being valued. License rights recorded in the consolidated balance sheets were valued based on an estimate of future revenues and costs related to the ongoing management of the contracts over the remaining useful lives. Favorable and unfavorable operating leases acquired were recorded on purchased leases based on differences between contractual rents under the respective lease agreements and prevailing market rents at the lease acquisition date. Favorable operating leases acquired are included as a component of other intangible assets in the consolidated balance sheets. Due to the high level of lease renewals made by our Dunkin’ Donuts franchisees, all lease renewal options for the Dunkin’ Donuts leases were included in the valuation of the favorable operating leases acquired. Amortization of franchise rights, license rights, and favorable operating leases acquired is recorded as amortization expense in the consolidated statements of operations and amortized over the respective franchise, license, and lease terms using the straight-line method. Unfavorable operating leases acquired related to our prime leases and subleases are recorded in the liability section of the consolidated balance sheets and are amortized into rental expense and rental income, respectively, over the base lease term of the respective leases using the straight-line method. Our amortizable intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed impaired is written down to its estimated fair value, which is based on discounted cash flow.

Common stock valuation

For all stock-based awards, we measure compensation cost at fair value on the date of grant and recognize compensation expense over the service period that the awards are expected to vest. Prior to our initial public offering, the key assumption in determining the fair value of stock-based awards on the date of grant is the fair value of the underlying common stock. From fiscal year 2008 through our initial public offering on July 26, 2011, we granted restricted shares and stock options to employees with a fair value of the underlying common stock as follows:

Grant date	Number of restricted shares	Number of executive options	Number of nonexecutive options	Fair value per common share

6/24/2008	—	—	69,615	5.44
7/1/2008	160,902	—	—	5.44
5/15/2009	—	—	14,908	1.92
2/23/2010	—	4,575,306	—	3.01
7/26/2010	—	169,658	19,702	5.02
8/6/2010	—	5,473	202,496	5.02
3/9/2011	—	637,040	21,891	7.31
7/26/2011	65,000	191,000	28,600	19.00

For the awards granted on July 26, 2011, the fair value per common share was determined based on the initial public offering price of the Company’s common stock. For awards granted prior to July 26, 2011, the fair value of common stock underlying the Company’s restricted shares and options was determined based on contemporaneous valuations performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized by the independent third-party valuation specialist was consistent for all valuations completed from 2006 through the first quarter of fiscal year 2011. Financial projections underlying the valuation were determined by management based on long-range projections that were prepared on at least an annual basis and reviewed with the board of directors. Due to the Company’s two classes of common stock, Class L and common, the valuation approach was a two-step process in which the overall equity value of the Company was determined, and then allocated between the two classes of stock.

Overall enterprise and equity values were estimated using a combination of both market and income approaches in order to corroborate the values derived under the different methods. The market-based approach was based on multiples of historical and projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) utilizing trading multiples of a selected peer group of quick service restaurant companies. The selected peer group was generally consistent in each valuation and included a consistent focus on three core peer comparables. The selected multiples from the peer group were then applied to the Company’s historical and projected EBITDA to derive indicated values of the total enterprise. The income approach utilized the discounted cash flow method, which determined enterprise value based on the present value of estimated future net cash flows the business is expected to generate over a forecasted five-year period plus the present value of estimated cash flows beyond that period based on a level of growth in perpetuity. These cash flows were discounted to present value using a weighted average cost of capital (“WACC”), which reflects the time value of money and the appropriate degree of risks inherent in the business. Net debt as of the valuation date was then deducted from the total enterprise values determined under both the market and income approaches to determine the equity values. Once calculated, the market and income valuation approaches were then weighted to determine a single total equity value, with 60% of the weighting allocated to the market approach and 40% of the weighting allocated to the income approach. The weighting was consistent for all periods.

The total equity value at each valuation date was then allocated to common stock and Class L based on the probability weighted expected return method (the “PWERM methodology”), which involved a forward-looking analysis of possible future exit valuations based on a range of EBITDA multiples at various future exit dates, the estimation of future and present value under each outcome, and the application of a probability factor to each outcome. Returns to each class of stock as of each possible future exit date and under each EBITDA multiple scenario were calculated by (i) first allocating equity value to the Class L shares up to the amount of its preferential distribution amount at the assumed exit date and (ii) allocating any residual equity value to the common stock and Class L on a participating basis. The position of the common stock as the lowest security in the capital structure and only participating in returns after the Class L preferential distribution amount is satisfied results in greater volatility in the common stock fair value.

The significant assumptions underlying the common stock valuations at each grant date were as follows:

			Discounted cash flow		PWERM
Grant Date(s)	Fair value per common share	Market approach EBITDA multiples	Perpetuity growth rate	Discount rate (WACC)	Core EBITDA multiple	Weighted average years to exit	Common stock discount rate	Class L discount rate

6/24/2008, 7/1/2008 .	$5.44	10.0x-11.0x	3.5%	9.5%	10.5x	2.0	40.0%	12.0%
5/15/2009	$1.92	10.0x	3.5%	10.4%	10.0x	2.5	45.0%	13.0%
2/23/2010	$3.01	10.0x-10.5x	3.5%	9.8%	10.5x	2.3	42.5%	12.5%
7/26/2010, 8/6/2010	$5.02	10.5x-11.0x	3.0%	10.2%	10.5x	2.0	42.5%	12.5%
3/9/2011	$7.31	10.0x-11.0x	3.0%	10.6%	10.5x	1.6	32.5%	11.5%

A 0.5x change in the EBITDA multiples used under the market approach for the three most recent valuation dates listed in the table above would have resulted in a 5% to 9% change in the common stock value per share, while a 1.0x change in the EBITDA multiples would have resulted in a 10% to 16% change in the common stock value per share. A 50 basis point change in the perpetuity growth rate used in the discounted cash flow calculation under the income approach for the three most recent valuation dates listed in the table above would have resulted in a 3% to 7% change in the common stock value per share. A 100 basis point change in the discount rate used in the discounted cash flow calculation under the income approach for the three most recent valuation dates listed in the table above would have resulted in a 9% to 16% change in the common stock value per share.

From 2008 through the first fiscal quarter of 2011, the overall equity value of the Company trended consistent with overall stock market indices and companies within the restaurant industry. The Company’s equity value declined towards the end of 2008 and into early 2009 driven by broad economic trends that impacted both internal financial results and projections, as well as overall market multiples and values. Since that time period, the overall equity markets partially recovered, and the Company’s total equity value has tracked along with that recovery. The Company’s common stock realized greater volatility over this period than the Company’s overall equity value due to its placement within the capital structure, where the Class L shares are entitled to receive a 9% preferred return.

Income taxes

Our major tax jurisdictions are the U.S. and Canada. The majority of our legal entities were converted to limited liability companies (“LLCs”) on March 1, 2006 and a number of new LLCs were created on or about March 15, 2006. All of these LLCs are single member entities which are treated as disregarded entities and included as part of us in the consolidated federal income tax return. Dunkin’ Brands Canada Ltd. (“DBCL”) files separate Canadian and provincial tax returns, and Dunkin Brands (UK) Limited, Dunkin’ Brands Australia Pty. Ltd (“DBA”) and Baskin-Robbins Australia Pty. Ltd (“BRA”) file separate tax returns in the United Kingdom and Australia, as applicable. The current income tax liabilities for DBCL, Dunkin Brands (UK) Limited, DBA and BRA are calculated on a stand-alone basis. The current federal tax liability for each entity included in our consolidated federal income tax return is calculated on a stand-alone basis, including foreign taxes, for which a separate company foreign tax credit is calculated in lieu of a deduction for foreign withholding taxes paid. As a matter of course, we are regularly audited by federal, state, and foreign tax authorities.

Deferred tax assets and liabilities are recorded for the expected future tax consequences of items that have been included in our consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts of assets and liabilities and the respective tax bases of assets and liabilities using enacted tax rates that are expected to apply in years in which the temporary differences are expected to reverse. The effects of changes in tax rates on deferred tax assets and liabilities are recognized in the consolidated statements of operations in the year in which the law is enacted. Valuation allowances are provided when we do not believe it is more likely than not that we will realize the benefit of identified tax assets.

A tax position taken or expected to be taken in a tax return is recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Estimates of interest and penalties on unrecognized tax benefits are recorded in the provision for income taxes.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Selected operating and financial highlights

	Fiscal year
	2011	2010	2009

Systemwide sales growth	9.1%	6.7%	4.1%

Comparable store sales growth (U.S. only):
Dunkin’ Donuts U.S.	5.1%	2.3%	(1.3)%
Baskin-Robbins U.S.	0.5%	(5.2)%	(6.0)%
Total revenues	628,198	577,135	$538,073
Operating income	205,309	193,525	184,545
Adjusted operating income	270,740	233,067	229,056
Net income	34,442	26,861	35,008
Adjusted net income	101,744	87,759	59,504

Adjusted operating income and adjusted net income are non-GAAP measures reflecting operating income and net income adjusted for amortization of intangible assets, impairment charges, and Sponsor management agreement termination fee, and, in the case of adjusted net income, loss on debt extinguishment and refinancing transactions, net of the tax impact of such adjustments. The Company uses adjusted operating income and adjusted net income as key performance measures for the purpose of evaluating performance internally. We also believe adjusted operating income and adjusted net income provide our investors with useful information regarding our historical operating results. These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Use of the terms adjusted operating income and adjusted net income may differ from similar measures reported by other companies. Adjusted operating income and adjusted net income are reconciled from operating income and net income determined under GAAP as follows:

	Fiscal year
	2011	2010	2009

Operating income	205,309	193,525	$184,545

Adjustments:
Sponsor termination fee	14,671	—	—
Amortization of other intangible assets	28,025	32,467	35,994
Impairment charges	2,060	7,075	8,517
Korea joint venture impairment(1)	18,776	—	—
Secondary offering costs	1,899	—	—

Adjusted operating income	270,740	233,067	$229,056

Net income	34,442	26,861	$35,008
Adjustments:
Sponsor termination fee	14,671	—	—
Amortization of other intangible assets	28,025	32,467	35,994
Impairment charges	2,060	7,075	8,517
Korea joint venture impairment(1)	18,776	—	—
Secondary offering costs	1,899	—	—
Loss (gain) on debt extinguishment and refinancing transactions	34,222	61,955	(3,684)
Tax impact of adjustments(2)	(32,351)	(40,599)	(16,331)

Adjusted net income	101,744	87,759	$59,504

(1)	Amount consists of an impairment of the investment in the Korea joint venture of $19.8 million, less a reduction in depreciation and amortization, net of tax, resulting from the impairment of the underlying intangible and long-lived assets of $976,000.

(2)	Tax impact of adjustments calculated at a 40% effective tax rate for each period presented, excluding the Korea joint venture impairment in fiscal year 2011 as there was no tax impact related to that charge.

Fiscal year 2011 compared to fiscal year 2010

Overall growth in systemwide sales of 9.1% for fiscal year 2011, or 7.4% on a 52-week basis, resulted from the following:

•

Dunkin’ Donuts U.S. systemwide sales growth of 9.4%, which was the result of comparable store sales growth of 5.1% driven by both increased average ticket and transaction counts, net restaurant development of 243 restaurants in 2011, and approximately 190 basis points of growth attributable to the extra week in fiscal year 2011;

•

Dunkin’ Donuts International systemwide sales growth of 9.1% as a result of sales increases in South Korea and Southeast Asia driven by net new restaurant development, comparable store sales growth, and favorable foreign exchange;

•

Baskin-Robbins U.S. systemwide sales growth of 0.4% resulting primarily from comparable store sales growth of 0.5% and the extra week in fiscal year 2011 contributing approximately 140 basis points of growth, offset by a slightly reduced restaurant base; and

•

Baskin-Robbins International systemwide sales growth of 11.6% resulting from increased sales in South Korea and Japan, which resulted from both sales growth and favorable foreign exchange, as well as in the Middle East, and approximately 190 basis points of growth attributable to the extra week in fiscal year 2011.

The increase in total revenues of $51.1 million, or 8.8%, for fiscal year 2011 primarily resulted from increased franchise fees and royalty income of $38.5 million, driven by the increase in Dunkin’ Donuts U.S. systemwide sales, as well as a $15.1 million increase in sales of ice cream products. Approximately $8.0 million of the increase in total revenues was attributable to the extra week in fiscal year 2011, consisting primarily of additional royalty income and sales of ice cream products.

Operating income increased $11.8 million, or 6.1%, for fiscal year 2011 driven by the increase in franchise fees and royalty income noted above, as well as a $10.3 million reduction in depreciation, amortization, and impairment charges. Offsetting these increases in operating income was an increase in general and administrative expenses of $17.0 million driven by a $14.7 million expense related to the termination of the Sponsor management agreement upon the Company’s initial public offering in 2011, as well as a $21.3 million reduction in equity in net income of joint ventures driven by an impairment of the investment in the Korea joint venture.

Adjusted operating income increased $37.7 million, or 16.2%, for fiscal year 2011 driven by the increase in franchise fees and royalty income.

Net income increased $7.6 million, or 28.2%, for fiscal year 2011 as a result of the $11.8 million increase in operating income, a $27.7 million decrease in loss on debt extinguishment and refinancing transactions, and a $7.8 million decrease in interest expense, offset by a $39.8 million increase in income tax expense driven by increased profit before tax and benefits from state tax rate changes realized in the prior year.

Adjusted net income increased $14.0 million, or 15.9%, for fiscal year 2011 resulting primarily from a $37.7 million increase in adjusted operating income and a $7.8 million decrease in interest expense, offset by a $31.5 million increase in income tax expense.

Fiscal year 2010 compared to fiscal year 2009

Overall growth in systemwide sales of 6.7% for fiscal 2010 resulted from the following:

•

Dunkin’ Donuts U.S. systemwide sales growth of 4.7%, which was the result of net restaurant development of 206 restaurants in 2010 and comparable store sales growth of 2.3% driven by both increased transaction counts and average ticket;

•

Dunkin’ Donuts International systemwide sales growth of 15.0%, which resulted from results in South Korea and Southeast Asia driven by a combination of new restaurant development and comparable store sales growth;

•	Baskin-Robbins U.S. systemwide sales decline of 5.5% resulting from a comparable store sales decline of 5.2% in addition to a slightly reduced restaurant base; and

•

Baskin-Robbins International systemwide sales growth of 19.4% as a result of increased sales in South Korea and Japan, which resulted from both strong sales growth and favorable foreign exchange, as well as the Middle East.

The increase in total revenues of $39.1 million, or 7.3%, for fiscal 2010 primarily resulted from increased franchise fees and royalty income of $15.9 million, driven primarily by the increase in Dunkin’ Donuts U.S. systemwide sales, as well as a $16.0 million increase in other revenues resulting from additional company-owned restaurants held during the year.

Operating income increased $9.0 million, or 4.9%, for fiscal 2010 driven by the increase in franchise fees and royalty income noted above, as well as a $3.5 million increase in equity in net income of joint ventures and a $6.5 million reduction in depreciation, amortization and impairment charges. Increases in general and administrative expenses, excluding cost of sales for company-owned restaurants, offset the additional revenues and joint venture income.

Adjusted operating income increased $4.0 million, or 1.8%, for fiscal 2010 driven by the increases in franchise fees and royalty income and equity in net income of joint ventures, offset by increased general and administrative expenses, excluding cost of sales for company-owned restaurants.

Net income decreased $8.1 million for fiscal 2010 driven by a $62.0 million pre-tax loss on debt extinguishment, offset by a $46.7 million decrease in tax expense due to reduced profit before tax, as well as a $9.0 million increase in operating income.

Adjusted net income increased $28.3 million, or 47.5%, for fiscal 2010 resulting primarily from a $22.4 million decrease in the provision for income taxes, a $4.0 million increase in adjusted operating income, and a $2.6 million decrease in interest expense.

Earnings per share

Earnings and adjusted earnings per common share and pro forma common share were as follows:

	Fiscal year
	2011	2010	2009

Earnings (loss) per share—basic and diluted:
Class L	$6.14	4.87	4.57
Common	(1.41)	(2.04)	(1.69)
Diluted earnings per pro forma common share	0.32	0.28	0.36
Diluted adjusted earnings per pro forma common share	0.94	0.90	0.61

On August 1, 2011, the Company completed an initial public offering in which 22,250,000 shares of common stock were sold at an initial public offering price of $19.00 per share. Immediately prior to the offering, each share of the Company’s Class L common stock converted into 2.4338 shares of common stock. The number of common shares used in the calculations of diluted earnings per pro forma common share and diluted adjusted earnings per pro forma common share for fiscal years 2011, 2010, and 2009 give effect to the conversion of all outstanding shares of Class L common stock at the conversion factor of 2.4338 common shares for each Class L share, as if the conversion was completed at the beginning of the respective fiscal year. The calculations of diluted earnings per pro forma common share and diluted adjusted earnings per pro forma common share also include the dilutive effect of common restricted shares and stock options, using the treasury stock method. Shares sold in the offering are included in the diluted earnings per pro forma common share and diluted adjusted earnings per pro forma common share calculations beginning on the date that such shares were actually issued. Diluted earnings per pro forma common share is calculated using net income in accordance with GAAP. Diluted adjusted earnings per pro forma common share is calculated using adjusted net income, as defined above.

Diluted earnings per pro forma common share and diluted adjusted earnings per pro forma common share are not presentations made in accordance with GAAP, and our use of the terms diluted earnings per pro forma common share and diluted adjusted earnings per pro forma common share may vary from similar measures reported by others in our industry due to the potential differences in the method of calculation. Diluted earnings per pro forma common share and diluted adjusted earnings per pro forma common share should not be considered as alternatives to earnings (loss) per share derived in accordance with GAAP. Diluted earnings per pro forma common share and diluted adjusted earnings per pro forma common share have important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, we rely primarily on our GAAP results. However, we believe that presenting diluted earnings per pro forma common share and diluted adjusted earnings per pro forma common share is appropriate to provide additional information to investors to compare our performance prior to and after the completion of our initial public offering and related conversion of Class L shares into common as well as to provide investors with useful information regarding our historical operating results. The following table sets forth the computation of diluted earnings per pro forma common share and diluted adjusted earnings per pro forma common share:

	Fiscal year
	2011	2010	2009

Diluted earnings per pro forma common share:
Net income (in thousands)	$34,442	26,861	35,008
Pro forma weighted average number of common shares—diluted:
Weighted average number of Class L shares over period in which Class L shares were outstanding(1)	22,845,378	22,806,796	22,859,274
Adjustment to weight Class L shares over respective fiscal year(1)	(9,790,933)	—	—

Weighted average number of Class L shares over fiscal year	13,054,445	22,806,796	22,859,274
Class L conversion factor	2.4338	2.4338	2.4338

Weighted average number of converted Class L shares	31,772,244	55,507,768	55,635,490
Weighted average number of common shares	74,835,697	41,295,866	41,096,393

Pro forma weighted average number of common shares—basic	106,607,941	96,803,634	96,731,883
Incremental dilutive common shares(2)	1,064,587	275,844	656,949

Pro forma weighted average number of common shares—diluted	107,672,528	97,079,478	97,388,832

Diluted earnings per pro forma common share	$0.32	0.28	0.36

Diluted adjusted earnings per pro forma common share:
Adjusted net income (in thousands)	$101,744	87,759	59,504
Pro forma weighted average number of common shares—diluted	107,672,528	97,079,478	97,388,832

Diluted adjusted earnings per pro forma common share	$0.94	0.90	0.61

(1)	The weighted average number of Class L shares in the actual Class L earnings per share calculation for fiscal year 2011 represents the weighted average from the beginning of the fiscal year up through the date of conversion of the Class L shares into common shares. As such, the pro forma weighted average number of common shares includes an adjustment to the weighted average number of Class L shares outstanding to reflect the length of time the Class L shares were outstanding prior to conversion relative to the respective fiscal year. The converted Class L shares are already included in the weighted average number of common shares outstanding for the period after their conversion.

(2)	Represents the dilutive effect of restricted shares and stock options, using the treasury stock method.

Results of operations

Fiscal year 2011 compared to fiscal year 2010

Consolidated results of operations

	Fiscal year 2011	Fiscal year 2010	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Franchise fees and royalty income	$398,474	359,927	38,547	10.7%
Rental income	92,145	91,102	1,043	1.1%
Sales of ice cream products	100,068	84,989	15,079	17.7%
Other revenues	37,511	41,117	(3,606)	(8.8)%

Total revenues	$628,198	577,135	51,063	8.8%

The increase in total revenues for fiscal year 2011 of $51.1 million was driven by an increase in royalty income of $30.7 million, or 9.2%, mainly as a result of Dunkin’ Donuts U.S. systemwide sales growth, and a $6.8 million increase in franchise renewal income. Sales of ice cream products also increased $15.1 million, or 17.7%, driven by strong sales in the Middle East and Australia, a December 2010 price increase that was implemented to offset higher commodity costs, and an additional week of sales in fiscal year 2011. These increases in revenue were offset by a decrease in other revenues of $3.6 million primarily as a result of a decline in the average number of company-owned stores held during fiscal year 2011. Approximately $8.0 million of the increase in total revenues was attributable to the extra week in fiscal year 2011, consisting primarily of additional royalty income and sales of ice cream products.

	Fiscal year 2011	Fiscal year 2010	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Occupancy expenses—franchised restaurants	$51,878	53,739	(1,861)	(3.5)%
Cost of ice cream products	72,329	59,175	13,154	22.2%
General and administrative expenses, net	240,625	223,620	17,005	7.6%
Depreciation and amortization	52,522	57,826	(5,304)	(9.2)%
Impairment charges	2,060	7,075	(5,015)	(70.9)%

Total operating costs and expenses	419,414	$401,435	17,979	4.5%
Equity in net income (loss) of joint ventures	(3,475)	17,825	(21,300)	(119.5)%
Operating income	$205,309	193,525	11,784	6.1%

Occupancy expenses for franchised restaurants for fiscal year 2011 decreased $1.9 million resulting primarily from additional lease reserves recorded in the prior year and a decline in the number of leased properties. Cost of ice cream products increased 22.2% from the prior year, as compared to a 17.7% increase in sales of ice cream products, resulting from unfavorable commodity prices and foreign exchange, slightly offset by increases in selling prices.

General and administrative expenses for fiscal year 2011 includes certain expenses related to our initial public offering completed in August 2011 and a secondary offering completed in December 2011. Upon completion of the initial public offering, the Sponsor management agreement was terminated resulting in a $13.4 million increase in management fees, consisting of a $14.7 million expense incurred upon termination offset by no longer incurring the $3.0 million annual management fee expense post-termination. Additionally, $2.6 million of share-based compensation expense was recorded upon completion of the initial public offering related to approximately 0.8 million restricted shares granted to employees that were not eligible to vest until completion of an initial public offering or change of control (performance condition). No future expense will be recorded related to this tranche of restricted shares. The Company also recorded incremental share-based compensation expense of approximately $0.9 million upon completion of the secondary offering in December 2011, related to approximately 0.3 million stock options granted to employees that were not eligible to vest until the sale or disposition of shares held by our Sponsors (performance condition). Finally, the Company incurred approximately $1.0 million of transaction costs related to the secondary offering in fiscal year 2011. The Company expects to record incremental share-based compensation expense within general and administrative expenses of approximately $1.0 million upon completion of this offering, related to approximately 0.9 million stock options granted to employees that were not eligible to vest until the sale or disposition of the shares held by our Sponsors that are being sold in this offering (performance condition). See “Management—Compensation discussion and analysis—Long-term equity incentive program.”

Excluding the offering-related costs above, general and administrative expenses declined $0.9 million, or 0.4%, in fiscal year 2011. This decrease was driven by a decline of $9.0 million in professional fees and legal costs resulting from reduced information technology expenses and legal settlement reserves. Additionally, other general and administrative expenses declined $5.2 million primarily as a result of reduced cost of sales for company-owned restaurants due to a reduction in the average number of company-owned stores, net of expenses incurred related to the roll-out of a new point-of-sale system for Baskin-Robbins franchisees. Offsetting these declines was an increase in personnel costs of $13.2 million, of which approximately $2.4 million was attributable to the extra week in fiscal year 2011, with the remaining increase related to investment in our Dunkin’ Donuts U.S. contiguous growth strategy and higher projected incentive compensation payouts, offset by prior year costs associated with our executive chairman transition.

Depreciation and amortization declined $5.3 million in fiscal year 2011 resulting primarily from a license right intangible asset becoming fully amortized in July 2010, as well as terminations of lease agreements in the normal course of business resulting in the write-off of favorable lease intangible assets, which thereby reduced future amortization. Additionally, depreciation declined due to assets becoming fully depreciated and the write-off of leasehold improvements upon terminations of lease agreements, slightly offset by depreciation on capital purchases.

The decrease in impairment charges in fiscal year 2011 of $5.0 million resulted primarily from the timing of lease terminations in the ordinary course, which results in the write-off of favorable lease intangible assets and leasehold improvements.

Equity in net income (loss) of joint ventures decreased $21.3 million in fiscal year 2011 primarily as a result of a $19.8 million impairment charge recorded on the investment in our South Korea joint venture, offset by a reduction in depreciation and amortization, net of tax, of $1.0 million resulting from the allocation of the impairment charge to the underlying intangible and long-lived assets of the joint venture. The remaining decline in equity in net income (loss) of joint ventures resulted from higher expenses for our South Korea joint venture, slightly offset by stronger earnings from our Japan joint venture.

	Fiscal year 2011	Fiscal year 2010	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Interest expense, net	$104,449	112,532	(8,083)	(7.2)%
Loss on debt extinguishment and refinancing transactions	34,222	61,955	(27,733)	(44.8)%
Other gains, net	(175)	(408)	233	57.1%

Total other expense	138,496	$174,079	(35,583)	(20.4)%

The decrease in net interest expense for fiscal year 2011 resulted primarily from reductions in the average cost of borrowing due to refinancing and re-pricing transactions, offset by an increase in the weighted average long-term debt outstanding and an extra week of interest expense in fiscal year 2011. As the senior notes were fully repaid upon completion of the initial public offering on August 1, 2011, interest expense is expected to decrease in the future and remain consistent with the net interest expense realized in the fourth quarter of 2011 on a 13-week basis.

The loss on debt extinguishment and refinancing transactions incurred in fiscal year 2011 resulted from the completion of the initial public offering and related repayment of senior notes, as well as term loan re-pricing and upsize transactions completed in the first half of 2011. Loss on debt extinguishment and refinancing transactions in 2011 totaled $25.9 million related to the retirement of senior notes and $8.3 million related to term loans. The loss on debt extinguishment incurred in fiscal year 2010 resulted from the refinancing of existing long-term debt in the fourth quarter of 2010, which yielded a $58.3 million loss, as well as the voluntary retirement of long-term debt in the second quarter of 2010, which resulted in a $3.7 million loss.

The decline in other gains from fiscal year 2010 to fiscal year 2011 resulted primarily from reduced net foreign exchange gains.

	Fiscal year 2011	Fiscal year 2010

	(In thousands, except percentages)
Income before income taxes	$66,813	19,446
Provision for income taxes	32,371	(7,415)
Effective tax rate	48.5%	(38.1)%

The negative effective tax rate of 38.1% in fiscal year 2010 was primarily attributable to changes in state tax rates, which resulted in a deferred tax benefit of approximately $5.7 million in fiscal 2010, as well as a benefit of $3.1 million related to reserves for uncertain tax positions. The effective tax rate for fiscal year 2010 was also impacted by a reduced income before income taxes, driven by the loss on debt extinguishment, which magnified the impact of permanent and other tax differences. The increased effective tax rate for fiscal year 2011 primarily resulted from the impairment related to the Korea joint venture investment, which reduced income before income taxes but for which there is no corresponding tax benefit.

Operating segments

We operate four reportable operating segments: Dunkin’ Donuts U.S., Dunkin’ Donuts International, Baskin-Robbins U.S. and Baskin-Robbins International. We evaluate the performance of our segments and allocate resources to them based on earnings before interest, taxes, depreciation, amortization, impairment charges, foreign currency gains and losses, other gains and losses, and unallocated corporate charges, referred to as segment profit. Segment profit for the Dunkin’ Donuts International and Baskin-Robbins International segments include equity in net income (loss) from joint ventures, except for the impairment charge, net of the related reduction in depreciation and amortization, net of tax, recorded in fiscal year 2011 on the investment in our South Korea joint venture. For a reconciliation to total revenues and income before income taxes, see the notes to our consolidated financial statements. Revenues for all segments include only transactions with unaffiliated customers and include no intersegment revenues. Revenues not included in segment revenues include retail sales from company-owned restaurants, as well as revenue earned through arrangements with third parties in which our brand names are used and revenue generated from online training programs for franchisees that are not allocated to a specific segment. For purposes of evaluating segment profit, Dunkin’ Donuts U.S. includes the net operating income earned from company-owned restaurants.

Dunkin’ Donuts U.S.

	Fiscal year 2011	Fiscal year 2010	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Royalty income	$317,203	290,187	27,016	9.3%
Franchise fees	29,905	21,721	8,184	37.7%
Rental income	86,590	85,311	1,279	1.5%
Other revenues	4,030	3,118	912	29.2%

Total revenues	$437,728	400,337	37,391	9.3%

Segment profit	$334,308	293,132	41,176	14.0%

The increase in Dunkin’ Donuts U.S. revenues for fiscal year 2011 was primarily driven by an increase in royalty income of $27.0 million as a result of an increase in systemwide sales, as well as increases in franchise fees of $8.2 million as a result of increased franchise renewal income. Approximately $6.4 million of the increase in total revenues was attributable to the extra week in fiscal year 2011.

The increase in Dunkin’ Donuts U.S. segment profit for fiscal year 2011 was primarily driven by the increase in total revenues of $37.4 million and a decrease in professional fees, legal costs, and other general and administrative expenses of $6.2 million due to reduced legal settlement costs and reduced bad debt expenses. Also contributing to the increase in segment profit was a $2.2 million decline in occupancy expenses driven by additional lease reserves recorded in the prior year and a decline in the number of leased locations. Offsetting these increases in segment profit was an increase in personnel costs of $5.4 million, of which approximately $0.9 million was attributable to the extra week in fiscal year 2011, with the remaining increase related to investment in our Dunkin’ Donuts U.S. contiguous growth strategy and higher projected incentive compensation payouts.

Dunkin’ Donuts International

	Fiscal year 2011	Fiscal year 2010	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Royalty income	$12,657	11,353	1,304	11.5%
Franchise fees	2,294	2,438	(144)	(5.9)%
Rental income	258	303	(45)	(14.9)%
Other revenues	44	34	10	29.4%

Total revenues	$15,253	14,128	1,125	8.0%

Segment profit	$11,528	14,573	(3,045)	(20.9)%

The increase in Dunkin’ Donuts International revenue for fiscal year 2011 resulted primarily from an increase in royalty income of $1.3 million driven by the increase in systemwide sales, slightly offset by a decrease of $0.1 million in franchise fees driven by fewer store openings.

The decrease in Dunkin’ Donuts International segment profit for fiscal year 2011 was primarily driven by a decline in income from the South Korea joint venture of $3.1 million, as well as increases in personnel costs and travel of $0.9 million. These declines in segment profit were offset by the increase in total revenues.

Baskin-Robbins U.S.

	Fiscal year 2011	Fiscal year 2010	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Royalty income	$25,177	25,039	138	0.6%
Franchise fees	1,271	1,709	(438)	(25.6)%
Rental income	4,544	4,842	(298)	(6.2)%
Sales of ice cream products	2,223	2,307	(84)	(3.6)%
Other revenues	8,548	9,023	(475)	(5.3)%

Total revenues	$41,763	42,920	(1,157)	(2.7)%

Segment profit	$20,904	27,607	(6,703)	(24.3)%

The decline in Baskin-Robbins U.S. revenue for fiscal year 2011 primarily resulted from a decline in other revenues of $0.5 million due to a decrease in licensing income related to the sale of Baskin-Robbins ice cream products to franchisees. Additionally, franchise fees declined $0.4 million driven by fewer store openings, and rental income declined $0.3 million due to a reduction in the number of leased locations. Approximately $0.3 million of the increase in total revenues was attributable to the extra week in fiscal year 2011.

Baskin-Robbins U.S. segment profit for fiscal year 2011 declined as a result of increased other general and administrative expenses of $4.5 million primarily related to the roll-out of a new point-of-sale system for Baskin-Robbins franchisees, as well as additional contributions to the Baskin-Robbins advertising fund to support national brand-building advertising. In addition to the declines in revenues, segment profit also declined due to increased personnel costs and travel of $1.2 million.

Baskin-Robbins International

	Fiscal year 2011	Fiscal year 2010	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Royalty income	$8,422	6,191	2,231	36.0%
Franchise fees	1,593	1,289	304	23.6%
Rental income	616	572	44	7.7%
Sales of ice cream products	97,845	82,682	15,163	18.3%
Other revenues	103	551	(448)	(81.3)%

Total revenues	108,579	$91,285	17,294	18.9%

Segment profit	43,533	$41,596	1,937	4.7%

The growth in Baskin-Robbins International revenues for fiscal year 2011 resulted from an increase in sales of ice cream products of $15.2 million, which was primarily driven by strong sales in the Middle East and Australia, a December 2010 price increase that was implemented to offset higher commodity costs, and an additional week of sales in fiscal year 2011. Royalty income also increased $2.2 million primarily as a result of higher sales and additional royalties earned in Australia directly from franchisees following the termination of a master license agreement in October 2010, as well as higher sales in Japan and South Korea. Approximately $1.3 million of the increase in total revenues was attributable to the extra week in fiscal year 2011.

The increase in Baskin-Robbins International segment profit for fiscal year 2011 resulted primarily from the increase in royalty income noted above and a $1.8 million increase in net margin on sales of ice cream products driven by higher sales volume. Offsetting these increases in segment profit was an increase in personnel costs and travel of $1.9 million.

Fiscal year 2010 compared to fiscal year 2009

Consolidated results of operations

	Fiscal year 2010	Fiscal year 2009	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Franchise fees and royalty income	$359,927	344,020	15,907	4.6%
Rental income	91,102	93,651	(2,549)	(2.7)%
Sales of ice cream products	84,989	75,256	9,733	12.9%
Other revenues	41,117	25,146	15,971	63.5%

Total revenues	$577,135	538,073	39,062	7.3%

The increase in total revenues from fiscal 2009 to fiscal 2010 was primarily driven by an increase in royalty income of $15.1 million, or 4.7%, from the prior year as the result of Dunkin’ Donuts U.S. systemwide sales growth. Other revenues also increased $16.0 million primarily as a result of the acquisition of company-owned restaurants, which contributed an additional $15.2 million of revenue in fiscal 2010. Sales of ice cream products also contributed to the increase in total revenues from fiscal year 2009 to fiscal year 2010, which were primarily driven by strong sales in the Middle East. These increases in revenue were offset by a decline in rental income of $2.5 million primarily as a result of a decline in the number of leased properties.

	Fiscal year 2010	Fiscal year 2009	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Occupancy expenses—franchised restaurants	$53,739	51,964	1,775	3.4%
Cost of ice cream products	59,175	47,432	11,743	24.8%
General and administrative expenses, net	223,620	197,005	26,615	13.5%
Depreciation and amortization	57,826	62,911	(5,085)	(8.1)%
Impairment charges	7,075	8,517	(1,442)	(16.9)%

Total operating costs and expenses	$401,435	367,829	33,606	9.1%

Equity in net income of joint ventures	17,825	14,301	3,524	24.6%
Operating income	$193,525	184,545	8,980	4.9%

Occupancy expenses for franchised restaurants increased $1.8 million from fiscal year 2009 to fiscal year 2010 resulting primarily from the impact of lease reserves, offset by a decline in the number of leased properties. Cost of ice cream products increased 24.8% from the prior year, as compared to a 12.9% increase in sales of ice cream products, primarily as the result of unfavorable commodity prices and foreign exchange.

The increase in other general and administrative expenses from fiscal year 2009 to fiscal year 2010 was driven by increased cost of sales for company-owned restaurants acquired during 2010 of $15.0 million. Also contributing to the increase in general and administrative expenses was an increase in payroll and related benefit costs of $6.8 million, or 6.0%, as a result of higher incentive compensation payouts and 401(k) matching contributions. Increased professional fees and legal costs driven by information technology enhancements and legal settlement reserves also contributed approximately $10.6 million to the increase in general administrative expenses. These increased expenses were offset by a decrease in bad debt and other reserves of $6.7 million.

Depreciation and amortization declined a total of $5.1 million from fiscal year 2009 to fiscal year 2010. The decrease is due primarily to a license right intangible asset becoming fully amortized, as well as terminations of lease agreements in the normal course of business resulting in the write-off of favorable lease intangible assets, which thereby reduced future amortization. Additionally, depreciation declined from the prior year due to assets becoming fully depreciated, sales of corporate assets, and the write-off of leasehold improvements upon terminations of lease agreements.

The decrease in impairment charges from fiscal year 2009 to fiscal year 2010 resulted from an impairment charge recorded in 2009 related to corporate assets, offset by additional impairment charges recorded in 2010 on favorable operating leases due to terminations of lease agreements.

Equity in net income of joint ventures increased from fiscal year 2009 to fiscal year 2010 as a result of increases in income from both our Japan and South Korea joint ventures. The increases in Japan and South Korea joint venture income from 2009 were primarily driven by sales growth, as well as favorable impact of foreign exchange.

	Fiscal year 2010	Fiscal year 2009	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Interest expense, net	$(112,532)	(115,019)	2,487	(2.2)%
Gain (loss) on debt extinguishment	(61,955)	3,684	(65,639)	(1,781.7)%
Other gains, net	408	1,066	(658)	(61.7)%

Total other expense (loss)	$(174,079)	(110,269)	(63,810)	57.9%

Net interest expense declined from fiscal year 2009 to fiscal year 2010 due to the voluntary retirement of long-term debt with a face value of $99.8 million in the second quarter of 2010, reducing interest paid, insurer premiums, and the amortization of deferred financing costs. These decreases were slightly offset by incremental interest expense on approximately $528 million of additional long-term debt obtained in the fourth quarter of 2010.

The fluctuation in gains and losses on debt extinguishment resulted from the refinancing of existing long-term debt in the fourth quarter of 2010, which yielded a $58.3 million loss, as well as the voluntary retirement of long-term debt in the second quarter of 2010, which resulted in a $3.7 million loss. The gain on debt extinguishment of $3.7 million recorded in 2009 resulted from the voluntary retirement of long-term debt in the third quarter of 2009.

The decline in other gains from fiscal year 2009 to fiscal year 2010 resulted from reduced net foreign exchange gains, primarily as a result of significant weakening of the U.S. dollar against the Canadian dollar in 2009.

	Fiscal year 2010	Fiscal year 2009

	(In thousands, except percentages)
Income before income taxes	$19,446	74,276
Provision for income taxes	(7,415)	39,268
Effective tax rate	(38.1)%	52.9%

The negative effective tax rate of 38.1% in fiscal year 2010 was primarily attributable to changes in state tax rates, which resulted in a deferred tax benefit of approximately $5.7 million in fiscal year 2010. The effective tax rate for both years was also impacted by changes in reserves for uncertain tax positions, which are not driven by changes in income before income taxes. Reserves for uncertain tax positions were $9.1 million in fiscal year 2009, as compared to a benefit of $3.1 million in fiscal year 2010. The effective tax rate for fiscal year 2010 was also impacted by a reduced income before income taxes, driven by the loss on debt extinguishment, which magnified the impact of permanent and other tax differences. Additionally, the higher effective tax rate in fiscal year 2009 resulted from a $5.8 million additional valuation allowance recorded on capital loss carryforwards.

Operating segments

Dunkin’ Donuts U.S.

	Fiscal year 2010	Fiscal year 2009	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Royalty income	$290,187	275,816	14,371	5.2%
Franchise fees	21,721	21,797	(76)	(0.3)%
Rental income	85,311	87,163	(1,852)	(2.1)%
Other revenues	3,118	2,486	632	25.4%

Total revenues	400,337	387,262	13,075	3.4%
Segment profit	293,132	275,961	17,171	6.2%

The increase in Dunkin’ Donuts U.S. revenue from fiscal year 2009 to fiscal year 2010 was driven by an increase in royalty income of $14.4 million as a result of an increase in systemwide sales.

The increase in Dunkin’ Donuts U.S. segment profit from fiscal year 2009 to fiscal year 2010 was primarily driven by the $14.4 million increase in royalty income. The increase in segment profit from fiscal year 2009 to fiscal year 2010 also resulted from a decline in general and administrative expenses of $5.1 million primarily attributable to decreases in both bad debt provisions and franchisee-related restructuring activities, offset by an increase in legal settlements and payroll-related costs due primarily to increased incentive compensation. Additionally, higher total occupancy expenses of $2.9 million from fiscal year 2009 to fiscal year 2010 resulted primarily from lease reserves recorded.

Dunkin’ Donuts International

	Fiscal year 2010	Fiscal year 2009	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Royalty income	$11,353	10,146	1,207	11.9%
Franchise fees	2,438	1,516	922	60.8%
Rental income	303	446	(143)	(32.1)%
Other revenues	34	218	(184)	(84.4)%

Total revenues	14,128	12,326	1,802	14.6%
Segment profit	14,573	12,628	1,945	15.4%

The increase in Dunkin’ Donuts International revenue from fiscal year 2009 to fiscal year 2010 resulted primarily from an increase in royalty income of $1.2 million driven by the increase in systemwide sales. Also contributing to the increased revenue from the prior year was an increase of $0.9 million in franchise fees driven by development in China and Russia.

The increase in Dunkin’ Donuts International segment profit from fiscal year 2009 to fiscal year 2010 was primarily driven by the increases in revenues of $1.8 million, as noted above.

Baskin-Robbins U.S.

	Fiscal year 2010	Fiscal year 2009	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Royalty income	$25,039	26,743	(1,704)	(6.4)%
Franchise fees	1,709	1,763	(54)	(3.1)%
Rental income	4,842	5,409	(567)	(10.5)%
Sales of ice cream products	2,307	2,371	(64)	(2.7)%
Other revenues	9,023	10,007	(984)	(9.8)%

Total revenues	42,920	46,293	(3,373)	(7.3)%
Segment profit	27,607	33,459	(5,852)	(17.5)%

The decline in Baskin-Robbins U.S. revenue from fiscal year 2009 to fiscal year 2010 was driven by the decline in systemwide sales, which impacted both royalty income, which declined $1.7 million, and licensing income earned through the sale of ice cream to franchisees by a third-party, which declined $0.6 million. Rental income also decreased $0.6 million in fiscal year 2010 driven by a decline in the number of subleases, as well as revised sublease terms which resulted in adjustments of straight-line rental income.

Baskin-Robbins U.S. segment profit declined from fiscal year 2009 to fiscal year 2010 primarily as a result of the declines in royalty, licensing, and rental income. Also contributing to the decline in segment profit from 2009 was additional gift certificate breakage income recorded in 2009 of $2.6 million, as the Company determined during fiscal year 2009 that sufficient historical patterns existed to estimate breakage and therefore recognized a cumulative adjustment for all gift certificates outstanding.

Baskin-Robbins International

	Fiscal year 2010	Fiscal year 2009	Increase (Decrease)
			$	%

	(In thousands, except percentages)
Royalty income	$6,191	4,987	1,204	24.1%
Franchise fees	1,289	1,252	37	3.0%
Rental income	572	584	(12)	(2.1)%
Sales of ice cream products	82,682	72,885	9,797	13.4%
Other revenues	551	1,056	(505)	(47.8)%

Total revenues	91,285	80,764	10,521	13.0%
Segment profit	41,596	41,212	384	0.9%

The growth in Baskin-Robbins International revenue from fiscal year 2009 to fiscal year 2010 resulted primarily from an increase in ice cream sales of $9.8 million, which was driven by higher sales in the Middle East. Royalty income also increased $1.2 million in fiscal year 2010 due to growth in systemwide sales, specifically in Japan, South Korea, and Russia.

Baskin-Robbins International segment profit remained relatively flat from fiscal year 2009 to fiscal year 2010. Joint venture income from the Baskin-Robbins businesses in South Korea and Japan increased $3.3 million from 2009, driven by systemwide sales growth in both countries. Royalty income also increased $1.2 million, as noted above. Offsetting these increases in segment profit was a decline in net margin on ice cream sales of $1.9 million, primarily as the result of unfavorable commodity prices and foreign exchange. Also offsetting the increases in segment profit were increases in travel, professional fees, and other general and administrative costs totaling $1.8 million.

Quarterly financial data

The following table sets forth certain of our unaudited consolidated statements for each of the eight fiscal quarters in the fiscal years 2010 and 2011.

	Three months ended
	December 31, 2011	September 24, 2011	June 25, 2011	March 26, 2011	December 25, 2010	September 25, 2010	June 26, 2010	March 27, 2010

	(In thousands, except per share data)
Total revenues	168,505	163,508	156,972	139,213	149,776	149,531	150,416	$127,412
Operating income	44,567	54,112	61,794	44,836	44,380	54,574	57,886	36,685
Net income (loss)	11,591	7,412	17,162	(1,723)	(15,256)	18,842	17,337	5,938

Earnings (loss) per share
Class L—basic and diluted	n/a	4.46	0.83	0.85	1.18	1.25	1.23	1.21
Common—basic and diluted	0.10	(1.01)	(0.04)	(0.51)	(1.02)	(0.24)	(0.26)	(0.53)

Liquidity and capital resources

As of December 31, 2011, we held $246.7 million of cash and cash equivalents, which included $123.1 million of cash held for advertising funds and reserved for gift card/certificate programs. In addition, as of December 31, 2011, we had a borrowing capacity of $88.8 million under our $100.0 million revolving credit facility. During fiscal year 2011, net cash provided by operating activities was $162.7 million, as compared to $229.0 million for fiscal year 2010. Net cash provided by operating activities for fiscal year 2010 included a cash inflow of $101.7 million resulting from fluctuations in restricted cash balances related to our securitization indebtedness. Following the redemption and discharge of the securitization indebtedness in the fourth quarter of 2010, such amounts are no longer restricted, and therefore, there was no operating cash flow impact from restricted cash for fiscal year 2011. Net cash provided by operating activities for fiscal year 2011 includes an increase of $40.9 million in cash held for advertising funds and reserved for gift card/certificate programs. Excluding cash held for advertising funds and reserved for gift card/certificate programs, we generated $103.3 million of free cash flow in fiscal year 2011, calculated as follows:

Fiscal year 2011

Net cash provided by operating activities	$162,703
Less: Increase in cash held for advertising funds and reserved for gift card/certificate programs	(40,856)
Less: Additions to property and equipment	(18,596)

Free cash flow	$103,251

Net cash provided by operating activities of $162.7 million during fiscal year 2011 was primarily driven by net income of $34.4 million, increased by depreciation and amortization of $52.5 million and $35.5 million of other net non-cash reconciling adjustments, $32.9 million of changes in operating assets and liabilities and dividends received from joint ventures of $7.4 million. During fiscal year 2011, we invested $18.6 million in capital additions to property and equipment. Net cash used in financing activities was $30.1 million during fiscal year 2011, driven primarily by the repayment of long-term debt, net of proceeds from additional borrowings under the term loans, totaling $404.6 million and costs associated with the term loan re-pricing and upsize transactions of $20.1 million, offset by proceeds from our initial public offering, net of offering costs paid, of $390.0 million and proceeds from other issuances of common stock of $3.2 million.

Net cash provided by operating activities of $229.0 million during fiscal year 2010 was primarily driven by net income of $26.9 million (increased by depreciation and amortization of $57.8 million and $26.7 million of other net non-cash reconciling adjustments), $6.6 million of dividends received from international joint ventures, and $111.0 million of changes in operating assets and liabilities, including the release of approximately

$101.7 million of restricted cash as a result of the November 2010 debt refinancing. During fiscal 2010, we invested $15.4 million in capital additions to property and equipment. Net cash used in financing activities was $132.6 million during fiscal year 2010, which includes dividends paid on common stock of approximately $500.0 million, offset by proceeds from the issuance of long-term debt, net of repayment and voluntary retirement of debt and debt issuance costs, of $353.4 million and a $16.1 million decrease in debt-related restricted cash balances.

On November 23, 2010, we consummated a refinancing transaction whereby Dunkin’ Brands, Inc. (i) issued and sold $625.0 million aggregate principal amount of 9 5/8% senior notes due 2018 (the “senior notes”) and (ii) borrowed $1.25 billion in term loans and secured a $100.0 million revolving credit facility from a consortium of banks (the “senior credit facility”). The senior credit facility was amended on February 18, 2011, primarily to obtain more favorable interest rate margins and to increase the term loan borrowings under the senior credit facility to $1.40 billion. The full $150.0 million increase in term loan borrowings under the senior credit facility was used to redeem an equal principal amount of the senior notes at a price of 100.5% of par on March 21, 2011. On May 24, 2011 we further increased the size of the term loan facility by an additional $100.0 million to approximately $1.50 billion, which was again used to redeem an equal principal amount of the senior notes.

On August 1, 2011, we completed an initial public offering in which we sold 22,250,000 shares of common stock at an initial public offering price of $19.00 per share, resulting in net proceeds to us of approximately $390.0 million after deducting underwriter discounts and commissions and offering-related expenses paid or payable by us. We used a portion of the net proceeds from the initial public offering to redeem the remaining $375.0 million aggregate principal amount of the senior notes at 100.5% plus accrued and unpaid interest, with the remaining net proceeds being used for working capital and general corporate purposes.

The senior credit facility is guaranteed by certain of Dunkin’ Brands, Inc.’s wholly-owned domestic subsidiaries and includes a term loan facility and a revolving credit facility. Following the May 2011 amendment, the aggregate borrowings available under the senior credit facility are approximately $1.60 billion, consisting of a full-drawn approximately $1.50 billion term loan facility and an undrawn $100.0 million revolving credit facility under which there was $88.8 million in available borrowings and $11.2 million of letters of credit outstanding as of December 31, 2011. The senior credit facility requires principal amortization repayments to be made on term loan borrowings equal to approximately $15.0 million per calendar year, payable in quarterly installments through September 2017. The final scheduled principal payment on the outstanding borrowings under the term loan is due in November 2017. Additionally, following the end of each fiscal year, if our leverage ratio, which is a measure of our cash income to outstanding debt, exceeds 4.00x, we are required to prepay an amount equal to 25% of excess cash flow (as defined in the senior credit facility) for such fiscal year. Under the terms of the senior credit facility, the first excess cash flow payment is due in the first quarter of fiscal year 2012 based on fiscal year 2011 excess cash flow and leverage ratio. In December 2011, we made an additional principal payment of $11.8 million to be applied to the 2011 excess cash flow payment that is due in the first quarter of 2012. Based on fiscal year 2011 excess cash flow, considering all payments made, the excess cash flow payment required in the first quarter of 2012 is $2.9 million, which may be deducted from future minimum required principal payments.

Borrowings under the term loan bear interest, payable at least quarterly. Borrowings under the revolving credit facility (excluding letters of credit) bear interest, payable at least quarterly. We also pay a 0.5% commitment fee per annum on the unused portion of the revolver. The fee for letter of credit amounts outstanding is 3.0%. The revolving credit facility expires in November 2015. As of December 31, 2011, borrowings under the senior credit facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.5%, (b) the prime rate (c) the LIBOR rate plus 1.0%, and (d) 2.0% or (2) a LIBOR rate provided that LIBOR shall not be lower than 1.0%. The applicable margin under the senior credit facility is 2.0% for loans based upon the base rate and 3.0% for loans based upon the LIBOR rate.

The senior credit facility requires us to comply on a quarterly basis with certain financial covenants, including a maximum ratio (the “leverage ratio”) of debt to adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and a minimum ratio (the “interest coverage ratio”) of adjusted EBITDA to interest expense, each of which becomes more restrictive over time. For fiscal year 2011, the terms of the senior credit facility require that we maintain a leverage ratio of no more than 8.60 to 1.00 and a minimum interest coverage ratio of 1.45 to 1.00. The leverage ratio financial covenant will become more restrictive over time and will require us to maintain a leverage ratio of no more than 6.25 to 1.00 by the second quarter of fiscal year 2017. The interest coverage ratio financial covenant will also become more restrictive over time and will require us to maintain an interest coverage ratio of no less than 1.95 to 1.00 by the second quarter of fiscal year 2017. Failure to comply with either of these covenants would result in an event of default under our senior credit facility unless waived by our senior credit facility lenders. An event of default under our senior credit facility can result in the acceleration of our indebtedness under the facility. Adjusted EBITDA is a non-GAAP measure used to determine our compliance with certain covenants contained in our senior credit facility, including our leverage ratio. Adjusted EBITDA is defined in our senior credit facility as net income/(loss) before interest, taxes, depreciation and amortization and impairment of long-lived assets, as adjusted, with respect to fiscal year 2011, for the items summarized in the table below. Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term adjusted EBITDA varies from others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation. Adjusted EBITDA should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP, as a measure of operating performance or as an alternative to cash flows as a measure of liquidity. Adjusted EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because of these limitations we rely primarily on our GAAP results. However, we believe that presenting adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants. As of December 31, 2011, we were in compliance with our senior credit facility financial covenants, including a leverage ratio of 4.37 to 1.00 and an interest coverage ratio of 3.22 to 1.00, which were calculated for fiscal year 2011 based upon the adjustments to EBITDA, as provided for under the terms of our senior credit facility. The following is a reconciliation of our net income to such adjusted EBITDA for fiscal year 2011 (in thousands):

Fiscal year 2011

Net income	$34,442
Interest expense	105,072
Income tax expense	32,371
Depreciation and amortization	52,522
Impairment charges	2,060
Korea joint venture impairment, net(a)	18,776

EBITDA	245,243

Adjustments:
Non-cash adjustments(b)	6,260
Transaction costs(c)	1,407
Sponsor management fees(d)	16,420
Loss on debt extinguishment and refinancing transactions(e)	34,222
Severance charges(f)	1,204
Other(g)	9,307

Total adjustments	68,820

Adjusted EBITDA	$314,063

(a)	Represents an impairment of the investment in the Korea joint venture of $19.8 million, less a reduction in depreciation and amortization, net of tax, of $1.0 million resulting from the allocation of the impairment charge to the underlying intangible and long-lived assets of the joint venture.

(b)	Represents non-cash adjustments, including stock compensation expense, legal reserves, and other non-cash gains and losses.

(c)	Represents direct and indirect cost and expenses related to the Company’s refinancing, initial public offering, and secondary offering transactions.

(d)	Represents annual fees paid to the Sponsors under a management agreement, which terminated upon the consummation of the initial public offering in July 2011, and includes $14.7 million in fees related to such termination.

(e)	Represents gains/losses recorded and related transaction costs associated with the refinancing and repayment of long-term debt, including the write-off of deferred financing costs and original issue discount, as well as pre-payment premiums.

(f)	Represents severance and related benefits costs associated with non-recurring reorganizations.

(g)	Represents one-time costs and fees associated with entry into new markets, costs associated with various franchisee information technology and one-time market research programs, and the net impact of other non-recurring and individually insignificant adjustments.

Based upon our current level of operations and anticipated growth, we believe that the cash generated from our operations and amounts available under our revolving credit facility will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for at least the next twelve months. We believe that we will be able to meet these obligations even if we experience no growth in sales or profits. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our revolving credit facility or otherwise to enable us to service our indebtedness, including our senior secured credit facility, or to make anticipated capital expenditures. Our future operating performance and our ability to service, extend or refinance the senior secured credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Off balance sheet obligations

We have entered into a third-party guarantee with a distribution facility of franchisee products that ensures franchisees will purchase a certain volume of product. As product is purchased by our franchisees over the term of the agreement, the amount of the guarantee is reduced. As of December 31, 2011, we were contingently liable for $7.8 million under this guarantee. Based on current internal forecasts, we believe the franchisees will achieve the required volume of purchases, and therefore, we would not be required to make payments under this agreement. Additionally, the Company has various supply chain contracts that provide for purchase commitments or exclusivity, the majority of which result in the Company being contingently liable upon early termination of the agreement or engaging with another supplier. Based on prior history and the Company’s ability to extend contract terms, we have not recorded any liabilities related to these commitments. As of December 31, 2011, we were contingently liable under such supply chain agreements for approximately $23.9 million.

As a result of assigning our interest in obligations under property leases as a condition of the refranchising of certain restaurants and the guarantee of certain other leases, we are contingently liable on certain lease agreements. These leases have varying terms, the latest of which expires in 2026. As of December 31, 2011, the potential amount of undiscounted payments we could be required to make in the event of nonpayment by the primary lessee was $10.5 million. Our franchisees are the primary lessees under the majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of nonpayment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases, and we have not recorded a liability for such contingent liabilities.

We do not have any other material off balance sheet obligations other than the guaranteed financing arrangements discussed above in “Critical accounting policies.”

Inflation

Historically, inflation has not had a material effect on our results of operations. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

Seasonality

Our revenues are subject to fluctuations based on seasonality, primarily with respect to Baskin-Robbins. The ice cream industry generally experiences an increase during the spring and summer months, whereas Dunkin’ Donuts hot beverage sales generally increase during the fall and winter months and iced beverage sales generally increase during the spring and summer months.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk

We are subject to inherent risks attributed to operating in a global economy. Most of our revenues, costs and debts are denominated in U.S. dollars. Our investments in, and equity income from, joint ventures are denominated in foreign currencies, and are therefore subject to foreign currency fluctuations. For fiscal year 2011, a 5% change in foreign currencies relative to the U.S. dollar would have had a $0.2 million impact on equity in net income of joint ventures. Additionally, a 5% change in foreign currencies as of December 31, 2011 would have had an $8.2 million impact on the carrying value of our investments in joint ventures. In the future, we may consider the use of derivative financial instruments, such as forward contracts, to manage foreign currency exchange rate risks.

Interest rate risk

We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate exposure mainly relates to the term loan outstanding under our senior credit facility. We have a $1.50 billion term loan facility bearing interest at variable rates. Each eighth of a percentage point change in interest rates above the minimum interest rate specified in the senior credit facility would result in a $1.9 million change in annual interest expense on our term loan facility. We also have a revolving credit facility, which provides for borrowings of up to $100.0 million and bears interest at variable rates. Assuming the revolver is fully drawn, each eighth of a percentage point change in interest rates above the minimum interest rate specified in the senior credit facility would result in a $0.1 million change in annual interest expense on our revolving loan facility.

In the future, we may enter into hedging instruments, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2011:

(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt(1)	$1,859.9	76.4	147.0	165.4	1,471.1
Capital lease obligations	9.0	0.7	1.4	1.5	5.4
Operating lease obligations	617.2	53.0	101.5	89.4	373.3
Purchase obligations(2)(3)	—	—	—	—	—
Short and long-term obligations(4)	1.3	1.2	0.1	—	—

Total(5)	$2,487.4	131.3	250.0	256.3	1,849.8

(1)	Amounts include mandatory principal payments on long-term debt, as well as estimated interest of $61.4 million, $117.1 million, $135.4 million, and $72.4 million for less than 1 year, 1-3 years, 3-5 years, and more than 5 years, respectively. Interest on the $1.5 billion of term loans under our senior credit facility is variable, subject to an interest rate floor, and has been estimated based on a LIBOR yield curve. Our term loans also require us to prepay an amount equal to 25% of excess cash flow (as defined in the senior credit facility) for the preceding fiscal year beginning in the first quarter of fiscal 2012 based on our leverage ratio at the end of fiscal year 2011. If our leverage ratio is less than 4.00 to 1.00, then no excess cash flow prepayment is required. An excess cash flow payment of $2.9 million payable in the first quarter of 2012 based on actual excess cash flow for fiscal year 2011 is not reflected above, as such amount may be deducted from future minimum required principal payments. Excess cash flow prepayments have not been reflected for any other future years in the contractual obligation amounts above.

(2)	We entered into a third-party guarantee with a distribution facility of franchisee products that ensures franchisees will purchase a certain volume of product. As of December 31, 2011, we were contingently liable for $7.8 million under this guarantee. We have various supply chain contracts that provide for purchase commitments or exclusivity, the majority of which result in our being contingently liable upon early termination of the agreement or engaging with another supplier. Based on prior history and our ability to extend contract terms, we have not recorded any liabilities related to these commitments. As of December 31, 2011, we were contingently liable under such supply chain agreements for approximately $23.9 million.

(3)	We are guarantors of and are contingently liable for certain lease arrangements primarily as the result of our assigning our interest. As of December 31, 2011, we were contingently liable for $10.5 million under these guarantees, which are discussed further above in “Off balance sheet obligations.” Additionally, in certain cases, we issue guarantees to financial institutions so that franchisees can obtain financing. If all outstanding guarantees, which are discussed further above in “Critical accounting policies,” came due as of December 31, 2011, we would be liable for approximately $6.9 million.

(4)	Amounts include obligations to former employees under transition and severance agreements.

(5)	As of December 31, 2011, the Company has a liability for uncertain tax positions of $58.3 million. It is possible that the liability will be reduced by approximately $28.0 million through payments or settlements during fiscal year 2012.

Recently issued accounting standards

In September 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not need to perform the two-step impairment test for that reporting unit. This guidance is effective for the Company beginning in fiscal year 2012. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In June 2011, the FASB issued new guidance to increase the prominence of other comprehensive income in financial statements. This guidance provides the option to present the components of net income and comprehensive income in either one single statement or in two consecutive statements reporting net income and other comprehensive income. The Company adopted this guidance in fiscal year 2011 and presents the components of net income and comprehensive income in two consecutive statements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued new guidance to clarify existing fair value guidance and to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. This guidance is effective for the

Company beginning in fiscal year 2012. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued new guidance to amend the criteria for performing the second step of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing the second step if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. This new guidance was effective for the Company beginning in fiscal year 2011. The adoption of this guidance did not have any impact on our goodwill assessment or our consolidated financial statements.

Business

Our company

We are one of the world’s leading franchisors of quick service restaurants (“QSRs”) serving hot and cold coffee and baked goods, as well as hard serve ice cream. We franchise restaurants under our Dunkin’ Donuts and Baskin-Robbins brands. With approximately 16,800 points of distribution in 58 countries, we believe that our portfolio has strong brand awareness in our key markets. Dunkin’ Donuts holds the #1 position in the U.S. by servings in each of the QSR subcategories of “Hot regular/decaf/flavored coffee,” “Iced coffee,” “Donuts,” “Bagels,” and “Muffins” and holds the #2 position in the U.S. by servings in each of the QSR subcategories of “Total coffee” and “Breakfast sandwiches.” Baskin-Robbins is the #1 QSR chain in the U.S. for servings of hard serve ice cream and has established leading market positions in Japan and South Korea. QSR is a restaurant format characterized by counter or drive-thru ordering and limited or no table service.

We believe that our nearly 100% franchised business model offers strategic and financial benefits. For example, because we do not own or operate a significant number of stores, our Company is able to focus on menu innovation, marketing, franchisee coaching and support, and other initiatives to drive the overall success of our brand. Financially, our franchised model allows us to grow our points of distribution and brand recognition with limited capital investment by us.

We operate our business in four segments: Dunkin’ Donuts U.S., Dunkin’ Donuts International, Baskin-Robbins International and Baskin-Robbins U.S. In 2011, our Dunkin’ Donuts segments generated revenues of $453.0 million, or 75% of our total segment revenues, of which $437.7 million was in the U.S. segment and $15.3 million was in the international segment. In 2011, our Baskin-Robbins segments generated revenues of $150.3 million, of which $108.6 million was in the international segment and $41.7 million was in the U.S. segment. As of December 31, 2011, there were 10,083 Dunkin’ Donuts points of distribution, of which 7,015 were in the U.S. and 3,068 were international, and 6,711 Baskin-Robbins points of distribution, of which 4,254 were international and 2,457 were in the U.S. Our points of distribution consist of traditional end-cap, in-line and stand-alone restaurants, many with drive thrus, and gas and convenience locations, as well as alternative points of distribution (“APODs”), such as full- or self-service kiosks in grocery stores, hospitals, airports, offices, colleges and other smaller-footprint properties.

We generate revenue from four primary sources: (i) royalties and fees associated with franchised restaurants; (ii) rental income from restaurant properties that we lease or sublease to franchisees; (iii) sales of ice cream and ice cream products to franchisees in certain international markets; and (iv) other income including fees for the licensing of the Dunkin’ Donuts brand for products sold in non-franchised outlets (such as retail packaged coffee) and the licensing of the rights to manufacture Baskin-Robbins ice cream to a third party for ice cream and related products sold to U.S. franchisees; as well as refranchising gains, transfer fees from franchisees, revenue from our company-owned restaurants and online training fees.

For fiscal years 2011, 2010 and 2009, we generated total revenues of $628.2 million, $577.1 million and $538.1 million, respectively, operating income of $205.3 million, $193.5 million and $184.5 million, respectively and net income of $34.4 million, $26.9 million and $35.0 million, respectively. Our net income for fiscal year 2011 included $34.2 million of pre-tax losses on debt extinguishment and refinancing transactions, an $18.8 million impairment of our Korea joint venture investment, and a $14.7 million fee associated with the termination of our Sponsor management agreement in connection with our initial public offering. Our net income for fiscal year 2010 included a $62.0 million pre-tax loss on debt extinguishment primarily associated with our November 2010 refinancing transaction.

Our history and recent accomplishments

Both of our brands have a rich heritage dating back to the 1940s, when Bill Rosenberg founded his first restaurant, subsequently renamed Dunkin’ Donuts, and Burt Baskin and Irv Robbins each founded a chain of ice cream shops that eventually combined to form Baskin-Robbins. Baskin-Robbins and Dunkin’ Donuts were individually acquired by Allied Domecq PLC in 1973 and 1989, respectively. The brands were organized under the Allied Domecq Quick Service Restaurants subsidiary, which was renamed Dunkin’ Brands, Inc. in 2004. Allied Domecq was acquired in July 2005 by Pernod Ricard S.A. Pernod Ricard made the decision to divest Dunkin’ Brands in order to remain a focused global spirits company. As a result, in March of 2006, we were acquired by investment funds affiliated with Bain Capital Partners, LLC, The Carlyle Group and Thomas H. Lee Partners, L.P. (collectively, the “Sponsors”) through a holding company that was incorporated in Delaware on November 22, 2005, and was later renamed Dunkin’ Brands Group, Inc. In July 2011, we issued and sold 22,250,000 shares of common stock and certain of our stockholders sold 3,337,500 shares of common stock at a price of $19.00 per share in our initial public offering (the “IPO”). In November 2011, certain of our stockholders sold 23,937,986 shares of common stock at a price of $25.62 per share in a secondary offering. Upon the completion of the IPO, our common stock became listed on The NASDAQ Global Select Market under the symbol “DNKN.”

We have experienced positive growth globally for both our Dunkin’ Donuts and Baskin-Robbins brands in systemwide sales in each of the last ten years. In addition, other than in 2007 with respect to Baskin-Robbins, we have experienced positive year over year growth globally for both of our Dunkin’ Donuts and Baskin-Robbins brands in points of distribution in each of the last ten years. During this ten-year period we have grown our global Dunkin’ Donuts points of distribution and systemwide sales by compound annual growth rates of 6.6% and 8.9%, respectively. During the same period, we have also grown our global Baskin-Robbins total points of distribution and systemwide sales by compound annual growth rates of 4.1% and 7.0%, respectively. In 2011, 2010 and 2009, our Dunkin’ Donuts global points of distribution at year end totaled 10,083, 9,760 and 9,186, respectively. Dunkin’ Donuts systemwide sales for the same three years grew 9.4%, 5.6% and 2.7%, respectively. In 2011, 2010 and 2009, our Baskin-Robbins global points of distribution at year end totaled 6,711, 6,433 and 6,207, respectively. Baskin-Robbins systemwide sales for the same three years grew 8.2%, 10.6% and 9.8%, respectively.

Our largest operating segment, Dunkin’ Donuts U.S. had experienced 45 consecutive quarters of positive comparable store sales growth until the first quarter of 2008. Since fiscal year 2008, we believe we have demonstrated comparable store sales resilience during the recession, and invested for future growth. These investments were in three key areas—expanding menu and marketing initiatives to drive comparable store sales growth, expanding our store development team and investing in proprietary tools to assess new store opportunities and increasing management resources for our international business. During fiscal year 2011, Dunkin’ Donuts U.S. experienced sequential improvement in comparable store sales growth with comparable store sales growth of 2.8%, 3.8%, 6.0% and 7.4% in the first through the fourth quarters, respectively. The fiscal year 2011 comparable store sales growth of 5.1% for Dunkin’ Donuts U.S. was our highest annual comparable store sales growth since 2005, while the 7.4% comparable store sales growth in the fourth quarter of fiscal year 2011 represented our highest quarterly performance in the past seven years.

Dunkin’ Donuts U.S. comparable store sales growth(1)

(1)	Data for fiscal year 2002 through fiscal year 2005 represent results for the fiscal years ended August. All other fiscal years represent results for the fiscal years ended the last Saturday in December.

Our Baskin-Robbins U.S. operating segment, which represented approximately 6.6% of our total revenues in 2011, experienced comparable store sales growth of 0.5% in 2011, and decreased comparable store sales in 2010 and 2009 of (5.2)% and (6.0)% , respectively.

Our competitive business strengths

We attribute our success in the QSR segment to the following strengths:

Strong and established brands with leading market positions

We believe our brands have well-established reputations for delivering high-quality beverage and food products at a good value through convenient locations with fast and friendly service. Today both brands are leaders in their respective QSR categories, with aided brand awareness (where respondents are provided with brand names and asked if they have heard of them) of 92% for Baskin-Robbins and 94% for Dunkin’ Donuts in the U.S., and a growing presence overseas.

In addition to our leading U.S. market positions, for the sixth consecutive year, Dunkin’ Donuts was recognized in 2012 by Brand Keys, a customer satisfaction research company, as #1 in the U.S. on its Customer Loyalty Engagement Index® in the coffee category. Our customer loyalty is particularly evident in New England, where we have our highest penetration per capita in the U.S. and where, according to CREST® data, we hold a 59% market share of breakfast daypart visits and a 62% market share of total QSR coffee based on servings. Further demonstrating the strength of our brand, in 2011 the Dunkin’ Donuts 12 oz. original blend bagged coffee was the #1 grocery stock-keeping unit nationally in the premium coffee category, with double the sales of our closest competitor, according to Nielsen.

Similarly, Baskin-Robbins is the #1 QSR chain in the U.S. for servings of hard serve ice cream and has established leading market positions in Japan and South Korea.

Franchised business model provides a platform for growth

Nearly 100% of our locations are franchised, allowing us to focus on our brand differentiation and menu innovation, while our franchisees expand our points of distribution with operational guidance from us. Gross store openings in fiscal year 2011 were 374 for Dunkin’ Donuts U.S., 341 for Dunkin’ Donuts International, 571 for Baskin-Robbins International and 49 for Baskin-Robbins U.S. Expansion requires limited financial investment by us, given that new store development and substantially all of our store advertising costs are funded by our franchisees. Consequently, we achieved an operating income margin of approximately 33% in fiscal year 2011. For our domestic businesses, our revenues are largely derived from royalties based on a percentage of franchisee sales rather than their net income, as well as contractual lease payments and other franchise fees. We seek to mitigate the challenges of a franchised business model, including a lack of direct control over day-to-day operations in our stores and restaurant development, which could prevent us from being able to quickly and unilaterally grow our business or scale back operations, through our team of more than 400 operational employees who support our franchisees and restaurant managers along with our training and monitoring programs. See “—Franchisee relationships—Franchise agreement terms.”

Store-level economics generate franchisee demand for new Dunkin’ Donuts restaurants in the U.S.

In the U.S., new traditional format Dunkin’ Donuts stores opened during fiscal 2011, excluding gas and convenience locations, generated average weekly sales of approximately $16,500, or annualized unit volumes of approximately $858,000 on a 52-week basis, while the average capital expenditure required to open a new traditional restaurant site in the U.S., excluding gas and convenience locations, was approximately $461,000 in

2011. We offer our franchisees significant operational support by aiming to continuously improve restaurant profitability. One example is supporting their supply chain, where we believe we have facilitated approximately $247 million in franchisee cost reductions between fiscal years 2008 and 2011 primarily through strategic sourcing, as well as other initiatives, such as rationalizing the number of product offerings to reduce waste and reducing costs on branded packaging by reducing the color mix in graphics. We believe that the majority of these cost savings represent sustainable improvements to our franchisees’ supply costs, with the remainder dependent upon the outcome of future supply contract re-negotiations, which typically occur every two to four years. However, there can be no assurance that these cost reductions will be sustainable in the future. While we do not directly benefit from improvements in store-level profitability, we believe that strong store-level economics are important to our ability to attract and retain successful franchisees and grow our business. Of our fiscal year 2011 openings and existing commitments, approximately 91% have been made by existing franchisees who are able, in many cases, to use cash flow generated from their existing restaurants to fund a portion of their expansion costs.

As a result of Dunkin’ Donuts’ franchisee store-level economics and strong brand appeal, we are able to maintain a robust new restaurant pipeline. During 2011, our franchisees opened 243 net new Dunkin’ Donuts points of distribution in the U.S. Based on the commitments we have secured or expect to secure, we anticipate the opening of approximately 260 to 280 net new points of distribution in the U.S. in 2012. Consistent with our overall points of distribution mix, we expect that approximately 75% of our Dunkin’ Donuts openings in the U.S. will be traditional format restaurants; however, this percentage may be higher or lower in any given year as a result of specific development initiatives or other factors.

We believe our strong store-level economics and our track record of performance through economic cycles have resulted in a diverse and stable franchisee base, in which the largest franchisee in the U.S. owns no more than 3.6% of the U.S. Dunkin’ Donuts points of distribution and domestic franchisees operate, on average, 6.1 points of distribution in the U.S. Similarly, no Baskin-Robbins franchisee in the U.S. owns more than 1.0% of the U.S. Baskin-Robbins points of distribution, and domestic franchisees operate, on average, 1.8 points of distribution in the U.S.

Highly experienced management team

Our senior management team has significant QSR, foodservice and franchise company experience. Prior to joining Dunkin’ Brands, our CEO Nigel Travis served as the CEO of Papa John’s International Inc. and previously held numerous senior positions at Blockbuster Inc. and Burger King Corporation. John Costello, our Chief Global Marketing & Innovation Officer, joined Dunkin’ Brands in 2009 having previously held leadership roles at The Home Depot, Sears, Yahoo!, Nielsen Marketing Research and Procter & Gamble. Paul Twohig, our Dunkin’ Donuts U.S. Chief Operating Officer, joined in October 2009 having previously held senior positions at Starbucks Corporation and Panera Bread Company. Our CFO Neil Moses joined in November 2010, having previously held numerous senior positions with public companies, including, most recently, CFO of Parametric Technology Corporation. Giorgio Minardi, our President of International, joined Dunkin’ Brands in February 2012 having previously held senior leadership positions at the Autogrill Group, McDonald’s Corporation and Burger King Corporation.

Our growth strategy

We believe there are significant opportunities to grow our brands globally, further support the profitability of our franchisees, expand our leadership in the coffee, baked goods and ice cream categories of the QSR segment of the restaurant industry, and deliver shareholder value by executing on the following strategies:

Increase comparable store sales and profitability in Dunkin’ Donuts U.S.

Our largest operating segment, Dunkin’ Donuts U.S., has experienced positive comparable store sales growth in eight of the last ten fiscal years. We ended fiscal year 2011 with comparable store sales growth of 5.1%, which was our highest annual comparable store sales growth since 2005, and 7.4% for the fourth quarter of 2011, which was our highest quarterly performance in the past seven years. We intend to continue building on our comparable store sales growth momentum and improve profitability through the following initiatives:

Further increase coffee and beverage sales. Since the late 1980s, we have transformed Dunkin’ Donuts into a coffee-focused brand and have developed a significantly enhanced menu of beverage products, including Coolattas®, espressos, iced lattes and flavored coffees. Approximately 60% of Dunkin’ Donuts U.S. franchisee-reported sales for fiscal year 2011 were generated from coffee and other beverages, which we believe generate increased customer visits to our stores and higher unit volumes, and which produce higher margins than our other products. We plan to increase our coffee and beverage revenue through continued new product innovations and related marketing, including advertising campaigns such as “America Runs on Dunkin’” and “What are you Drinkin’?”

In the summer of 2011, Dunkin’ Donuts began offering 14-count boxes of authentic Dunkin’ Donuts coffee in Keurig® K-Cups, exclusively sold at participating Dunkin’ Donuts restaurants across the U.S. Using coffee sourced and roasted to Dunkin’ Donuts’ exacting specifications, Dunkin’ K-Cup portion packs are available in five popular Dunkin’ Donuts flavors, including Original Blend, Dunkin’ Decaf, French Vanilla, Hazelnut and Dunkin’ Dark®. In addition, participating Dunkin’ Donuts restaurants offer, on occasion, Keurig Single-Cup Brewers for sale. We believe this alliance is a significant long-term growth opportunity that will generate incremental sales and profits for our Dunkin’ Donuts franchisees. We believe there has been no significant cannibalization of our other coffee businesses to date from the sale of K-Cups.

Extend leadership in breakfast daypart while growing afternoon daypart. As we maintain and grow our current leading market position in the breakfast daypart through innovative bakery and breakfast sandwich products like the Angus Steak & Egg Sandwich, the Big N’ ToastedTM and the Wake-Up Wrap®, we plan to expand Dunkin’ Donuts’ position in the afternoon daypart (between 2:00 p.m. and 5:00 p.m.), which currently represents only approximately 12% of our franchisee-reported sales. We believe that our extensive coffee- and beverage-based menu, coupled with new “hearty snack” introductions, such as bakery sandwiches and tuna and chicken salad sandwiches, positions us for further growth in this daypart. We believe this will require minimal additional capital investment by our franchisees.

Continue to develop enhancements in restaurant operations. We will continue to maintain a highly operations-focused culture to help our franchisees maximize the quality and consistency of their customers’ in-store experience, as well as to increase franchisee profitability. In support of this, we have enhanced initial and ongoing restaurant manager and crew training programs and developed new in-store planning and tracking technology tools to assist our franchisees. As evidence of our recent success in these areas, over 164,000 respondents, representing approximately 93% of all respondents, to our Guest Satisfaction Survey program in December 2011 rated their overall experience as “Satisfied” or “Highly Satisfied.”

Continue Dunkin’ Donuts U.S. contiguous store expansion

We believe there is a significant opportunity to grow our points of distribution for Dunkin’ Donuts in the U.S. given the strong potential outside of the Northeast region to increase our per-capita penetration to levels closer to those in our core markets. Our development strategy resulted in 243 net new U.S. store openings in fiscal 2011. In 2012, we expect our franchisees to open an additional 260 to 280 net new points of distribution in the U.S., principally in existing developed markets. We believe that our strategy of focusing on contiguous growth has the potential to, over approximately the next 20 years, more than double our current U.S. footprint and reach a total of 15,000 points of distribution in the U.S. The following table details our per-capita penetration levels in our U.S. regions.

Region	Population (in millions)	Stores[1]	Penetration

Core	36.0	3,768	1:9,560
Eastern Established.	53.8	2,227	1:24,160
Eastern Emerging	88.7	891	1:99,600
West	130.0	129	1:1,008,100

1	As of December 31, 2011

The key elements of our future domestic development strategy are:

Increase penetration in existing markets. In our traditional core markets of New England and New York, we now have one Dunkin’ Donuts store for every 9,560 people. In the near term, we intend to focus our development primarily on other markets east of the Mississippi River, where we currently have only approximately one Dunkin’ Donuts store for every 99,600 people. In certain established Eastern U.S. markets outside of our core markets, such as Philadelphia, Chicago and South Florida, we have already achieved per-capita penetration of one Dunkin’ Donuts store for every 24,160 people.

Expand into new markets using a disciplined approach. We believe that the Western part of the U.S. represents a significant growth opportunity for Dunkin’ Donuts. However, we believe that a disciplined approach to development is the best one for our brand and franchisees. Specifically, in the near-term, we intend to focus on development in markets that are adjacent to our existing base, and generally move westward in a contiguous fashion to less penetrated markets, providing for operational, marketing and supply chain efficiencies within each new market.

Focus on store-level economics. In recent years, we have undertaken significant initiatives to further enhance store-level economics for our franchisees, including reducing the cash investment for new stores, increasing beverage sales, lowering supply chain costs and implementing more efficient store management systems. We believe these initiatives have further increased franchisee profitability. For example, we reduced the upfront capital expenditure costs to open an end-cap restaurant with a drive-thru by approximately 24% between fiscal years 2008 and 2011. Additionally, between fiscal years 2008 and 2011 we believe we have facilitated approximately $247 million in franchisee cost reductions primarily through strategic sourcing, as well as through other initiatives, such as rationalizing the number of product offerings to reduce waste and reducing costs on branded packaging by reducing the color mix in graphics. We recently entered into an agreement with our franchisee-owned supply chain cooperative that provides for a three-year phase in of flat invoice pricing across the franchise system, which, coupled with the cost reductions noted above, should lead to cost savings across the entire franchise system. We believe that this will be one of the drivers of our contiguous development strategy, by improving store-level economics in all markets, but particularly in newer markets where our growth is targeted. Store-level economics have also continued to benefit from increased national marketing and from the introduction of Dunkin’ K-Cups into our restaurants. We will continue to focus on these initiatives to further enhance operating efficiencies.

Drive accelerated international growth of both brands

We believe there is a significant opportunity to grow our points of distribution for both brands in international markets. Our international expansion strategy has resulted in more than 3,500 net new openings in the last ten years.

The key elements of our future international development strategy are:

Grow in our existing core markets. Our international development strategy for both brands includes growth in our existing core markets. For the Dunkin’ Donuts brand, we intend to focus on growth in South Korea and the Middle East, where we currently have 857 and 229 points of distribution, respectively. For Baskin-Robbins, we intend to focus on Japan, South Korea, and key markets in the Middle East. In 2011, we had the #1 market share positions in the Fast Food Ice Cream category in Japan and South Korea. We intend to leverage our operational infrastructure to grow our existing store base of 2,651 Baskin-Robbins points of distribution in these markets. During fiscal 2012, we expect our franchisees to open approximately 350 to 450 net new points of distribution internationally, principally in our existing markets. However, there can be no assurance that our franchisees will be successful in opening this number of, or any, additional points of distribution.

Capitalize on other markets with significant growth potential. We intend to expand in certain international focus markets where our brands do not have a significant store presence, but where we believe there is consumer demand for our products as well as strong franchisee partners. In 2011, we announced an agreement with an experienced QSR franchisee to enter the Indian market with our Dunkin’ Donuts brand. The agreement calls for the development of at least 500 Dunkin’ Donuts restaurants throughout India, the first of which is expected to open by the end of the second quarter of 2012. By teaming with local operators, we believe we are better able to adapt our brands to local business practices and consumer preferences.

Further develop our franchisee support infrastructure. We plan to increase our focus on providing our international franchisees with operational tools and services that can help them to efficiently operate in their markets and become more profitable. For each of our brands, we plan to focus on improving our native-language restaurant training programs and updating existing restaurants for our new international retail restaurant designs. To accomplish this, we are dedicating additional resources to our restaurant operations support teams in key geographies in order to assist international franchisees in improving their store-level operations.

Increase comparable store sales growth of Baskin-Robbins U.S.

In the U.S., Baskin-Robbins’ core strengths are its national brand recognition, 65 years of heritage and its #1 position in the QSR industry for servings of hard serve ice cream. While the Baskin-Robbins U.S. segment has experienced decreasing comparable store sales in three of the last four years, due primarily to increased competition and decreased consumer spending, and the number of Baskin-Robbins U.S. stores has decreased since 2008, we believe that we can capitalize on the brand’s strengths and generate renewed excitement for the brand, through several initiatives including our recently introduced “More Flavors, More FunTM” marketing campaign. In addition, at the restaurant level, we seek to improve sales by focusing on operational and service improvements, by increasing cake and beverage sales, and through product innovation, marketing and technology.

Bill Mitchell leads our Baskin-Robbins U.S. operations, serving as our Senior Vice President and Brand Officer of Baskin-Robbins U.S. Prior to joining us, he served in a variety of management roles over a ten-year period at Papa John’s International, and before that, at Popeyes, a division of AFC Enterprises. Since joining Dunkin’ Brands in August 2010, Mr. Mitchell has led the introduction of technology improvements across the Baskin-Robbins system, which we believe will aid our franchisees in operating their restaurants more efficiently and profitably. Under Mr. Mitchell’s leadership, comparable store sales for Baskin-Robbins U.S. increased 0.5% in fiscal 2011, with the fourth quarter of 2011 yielding comparable store sales growth of 5.8%. Further, over 4,400 respondents, representing approximately 90% of all respondents, to our Guest Satisfaction Survey program in December 2011 rated their overall experience as “Satisfied” or “Extremely Satisfied.”

Industry overview

According to Technomic, the QSR segment of the U.S. restaurant industry accounted for approximately $174 billion of the total $361 billion restaurant industry sales in the U.S. in 2010. The U.S. restaurant industry is generally categorized into segments by price point ranges, the types of food and beverages offered, and service available to consumers. QSR is a restaurant format characterized by counter or drive-thru ordering and limited, or no, table service. QSRs generally seek to capitalize on consumer desires for quality and convenient food at economical prices. Technomic reports that, in 2010, QSRs comprised nine of the top ten chain restaurants by U.S. systemwide sales and ten of the top ten chain restaurants by number of units.

Our Dunkin’ Donuts brand competes in the QSR segment categories and subcategories that include coffee, donuts, muffins, bagels and breakfast sandwiches. In addition, in the U.S., our Dunkin’ Donuts brand has historically focused on the breakfast daypart, which we define to include the portion of each day from 5:00 a.m. until 11:00 a.m. While, according to CREST® data, the compound annual growth rate for total QSR daypart visits in the U.S. has been flat over the five-year period ended December 2011, the compound annual growth rate for QSR visits in the U.S. during the breakfast daypart averaged 1% over the same five-year period. There can be no assurance that such growth rates will be sustained in the future.

For the twelve months ended December 2011, there were sales of more than 7.4 billion restaurant servings of coffee in the U.S., 79% of which were attributable to the QSR segment according to CREST® data. Over the years, our Dunkin’ Donuts brand has evolved into a predominantly coffee-based concept, with approximately 60% of Dunkin’ Donuts’ U.S. franchisee-reported sales for fiscal year 2011 generated from coffee and other beverages. We believe QSRs, including Dunkin’ Donuts, are positioned to capture additional coffee market share through an increased focus on coffee offerings.

Our Baskin-Robbins brand competes primarily in QSR segment categories and subcategories that include hard-serve ice cream as well as those that include soft serve ice cream, frozen yogurt, shakes, malts and floats. While both of our brands compete internationally, over 63% of Baskin-Robbins restaurants are located outside of the U.S. and represent the majority of our total international sales and points of distribution.

Our brands

Our brands date back to the 1940s when Bill Rosenberg founded his first restaurant, subsequently renamed Dunkin’ Donuts, and Burt Baskin and Irv Robbins each founded a chain of ice cream shops that eventually combined to form Baskin-Robbins. Dunkin’ Donuts and Baskin-Robbins share the same vision of delivering high-quality beverage and food products at a good value through convenient locations.

Dunkin’ Donuts—U.S.

Dunkin’ Donuts is a leading U.S. QSR concept, with leading market positions in each of the coffee, donut, bagel, muffin and breakfast sandwich categories. Since the late 1980s, Dunkin’ Donuts has transformed itself into a coffee and beverage-based concept and is the national leader in hot regular coffee, with sales of over 1 billion servings of coffee annually. From the fiscal year ended August 31, 2001 to the fiscal year ended December 31, 2011, Dunkin’ Donuts U.S. systemwide sales have grown at an 8.7% compound annual growth rate. There can be no assurance that such growth rates will be sustained in the future. Total U.S. Dunkin’ Donuts points of distribution grew from 3,613 at August 31, 2001 to 7,015 as of December 31, 2011. Approximately 85% of these points of distribution are traditional restaurants consisting of end-cap, in-line and stand-alone restaurants, many with drive-thrus, and gas and convenience locations. In addition, we have alternative points of distribution (“APODs”), such as full- or self-service kiosks in grocery stores, hospitals, airports, offices and other smaller-footprint properties. We believe that Dunkin’ Donuts continues to have significant growth potential in the U.S. given its strong brand awareness and variety of restaurant formats. For fiscal year 2011, the Dunkin’ Donuts franchise system generated U.S. franchisee-reported sales of $5.9 billion, which accounted for approximately 71.0% of our global franchisee-reported sales, and had 7,015 U.S. points of distribution (including more than 3,100 restaurants with drive-thrus) at period end.

Baskin-Robbins—U.S.

Baskin-Robbins is the #1 QSR chain in the U.S. for servings of hard-serve ice cream and develops and sells a full range of frozen ice cream treats such as cones, cakes, sundaes and frozen beverages. While our Baskin-Robbins U.S. segment has experienced decreasing comparable store sales in three of the last four fiscal years and the number of Baskin-Robbins stores in the U.S. has decreased in each year since 2008, Baskin-Robbins enjoys 92% aided brand awareness in the U.S., and we believe the brand is known for its innovative flavors, popular “Birthday Club” program and ice cream flavor library of over 1,000 different offerings. We believe we can capitalize on the brand’s strengths and generate renewed excitement for the brand. Baskin-Robbins’ “31 flavors”, offering consumers a different flavor for each day of the month, is recognized by ice cream consumers nationwide. For fiscal year 2011, the Baskin-Robbins franchise system generated U.S. franchisee-reported sales of $496 million, which accounted for approximately 5.9% of our global franchisee-reported sales, and had 2,457 U.S. points of distribution at period end.

International operations

Our international business is primarily conducted via joint ventures and country or territorial license arrangements with “master franchisees”, who both operate and sub-franchise the brand within their licensed area. Our international franchise system, predominantly located across Asia and the Middle East, generated franchisee-reported sales of $1.9 billion for fiscal year 2011, which represented 23.1% of Dunkin’ Brands’ global franchisee-reported sales. Dunkin’ Donuts had 3,068 restaurants in 31 countries (excluding the U.S.), representing $636 million of international franchisee-reported sales for fiscal year 2011, and Baskin-Robbins had 4,254 restaurants in 48 countries (excluding the U.S.), representing approximately $1.3 billion of international franchisee-reported sales for the same period. From August 31, 2001 to December 31, 2011, total international Dunkin’ Donuts points of distribution grew from 1,581 to 3,068, and total international Baskin-Robbins points of distribution grew from 2,231 to 4,254. We believe that we have opportunities to continue to grow our Dunkin’ Donuts and Baskin-Robbins concepts internationally in new and existing markets through brand and menu differentiation.

Overview of franchising

Franchising is a business arrangement whereby a service organization, the franchisor, grants an operator, the franchisee, a license to sell the franchisor’s products and services and use its system and trademarks in a given area, with or without exclusivity. In the context of the restaurant industry, a franchisee pays the franchisor for its concept, strategy, marketing, operating system, training, purchasing power and brand recognition.

Franchisee relationships

One of the ways by which we seek to maximize the alignment of our interests with those of our franchisees is by not deriving additional income through serving as the supplier to our domestic franchisees. In addition, because the ability to execute our strategy is dependent upon the strength of our relationships with our franchisees, we maintain a multi-tiered advisory council system to foster an active dialogue with franchisees. The advisory council system provides feedback and input on all major brand initiatives and is a source of timely information on evolving consumer preferences, which assists new product introductions and advertising campaigns

Unlike certain other QSR franchise systems, we generally do not guarantee our franchisees’ financing obligations. As of December 31, 2011, if all of our outstanding guarantees of franchisee financing obligations came due, we would be liable for $6.9 million. We intend to continue our past practice of limiting our guarantee of financing for franchisees.

Franchise agreement terms

For each franchised restaurant, we enter into a franchise agreement covering a standard set of terms and conditions. A prospective franchisee may elect to open either a single-branded distribution point or a multi-branded distribution point. In addition, and depending upon the market, a franchisee may purchase the right to open a franchised restaurant at one or multiple locations (via a store development agreement, or “SDA”). When granting the right to operate a restaurant to a potential franchisee, we will generally evaluate the potential franchisee’s prior food-service experience, history in managing profit and loss operations, financial history, and available capital and financing. We also evaluate potential new franchisees based on financial measures, including (for the smallest restaurant development commitment) a liquid asset minimum of $125,000 for the Baskin-Robbins brand, a liquid asset minimum of $250,000 for the Dunkin’ Donuts brand, a net worth minimum of $250,000 for the Baskin-Robbins brand, and a net worth minimum of $500,000 for the Dunkin’ Donuts brand.

The typical franchise agreement in the U.S. has a 20-year term. The majority of our franchisees have entered into prime leases with a third-party landlord. When we sublease properties to franchisees, the sublease generally follows the prime lease term structure. Our leases to franchisees are typically structured to provide a ten-year term and two five-year options to renew.

We help domestic franchisees select sites and develop restaurants that conform to the physical specifications of our typical restaurant. Each domestic franchisee is responsible for selecting a site, but must obtain site approval from us based on accessibility, visibility, proximity to other restaurants, and targeted demographic factors including population density and traffic patterns. Additionally, the franchisee must also refurbish and remodel each restaurant periodically (typically every five and ten years, respectively).

We currently require each domestic franchisee’s managing owner and designated manager to complete initial and ongoing training programs provided by us, including minimum periods of classroom and on-the-job training. We monitor quality and endeavor to ensure compliance with our standards for restaurant operations through restaurant visits in the U.S. In addition, a formal restaurant review is conducted throughout our domestic operations at least once per year and comprises two separate restaurant visits. To complement these procedures, we use “Guest Satisfaction Surveys” in the U.S. to assess customer satisfaction with restaurant operations, such as product quality, restaurant cleanliness and customer service. Within each of our master franchisee and joint venture organizations, training facilities have been established by the master franchisee or joint venture based on our specifications. From those training facilities, the master franchisee or joint venture trains future staff members of the international restaurants. Our master franchisees and joint venture entities also periodically send their primary training managers to the U.S. for re-certification.

Store development agreements

We grant domestic franchisees the right to open one or more restaurants within a specified geographic area pursuant to the terms of SDAs. An SDA specifies the number of restaurants and the mix of the brands represented by such restaurants that a franchisee is obligated to open. Each SDA also requires the franchisee to meet certain milestones in the development and opening of the restaurant and, if the franchisee meets those obligations, we agree, during the term of such SDA, not to operate or franchise new restaurants in the designated geographic area covered by such SDA. In addition to an SDA, a franchisee signs a separate franchise agreement for each restaurant developed under such SDA.

Master franchise model and international arrangements

Master franchise arrangements are used on a limited basis domestically (the Baskin-Robbins brand has five “territory” franchise agreements for certain Midwestern and Northwestern markets) but more widely internationally for both the Baskin-Robbins brand and the Dunkin’ Donuts brand. In addition, international arrangements include single unit franchises in Canada (both brands), the United Kingdom and Australia (Baskin-Robbins brand) as well as joint venture agreements in Korea (both brands) and Japan (Baskin-Robbins brand).

Master franchise agreements are the most prevalent international relationships for both brands. Under these agreements, the applicable brand grants the master franchisee the exclusive right to develop and operate a certain number of restaurants within a particular geographic area, such as selected cities, one or more provinces or an entire country, pursuant to a development schedule that defines the number of restaurants that the master franchisee must open annually. Those development schedules customarily extend for five to ten years. If the master franchisee fails to perform its obligations, the exclusivity provision of the agreement terminates and additional franchise agreements may be put in place to develop restaurants.

The master franchisee is required to pay an upfront initial franchise fee for each developed restaurant and, for the Dunkin’ Donuts brand, royalties. For the Baskin-Robbins brand, the master franchisee is typically required to purchase ice cream from Baskin-Robbins or an approved supplier. In most countries, the master franchisee is also required to spend a certain percentage of gross sales on advertising in such foreign country in order to promote the brand. Generally, the master franchise agreement serves as the franchise agreement for the underlying restaurants operating pursuant to such model. Depending on the individual agreement, we may permit the master franchisee to subfranchise with its territory.

Our brands have presence in the following countries:

	Dunkin’ Donuts	Baskin-Robbins

Aruba	✓	✓
Australia		✓
Azerbaijan		✓
Bahamas	✓
Bahrain		✓
Bangladesh		✓
Bulgaria	✓
Canada	✓	✓
Cayman Islands	✓
Chile	✓
China	✓	✓
Colombia	✓	✓
Curacao		✓
Denmark		✓
Dominican Republic		✓
Ecuador	✓	✓
Egypt		✓
England		✓
Georgia		✓
Germany	✓
Honduras	✓	✓
India	✓	✓
Indonesia	✓	✓
Japan		✓
Kazakhstan		✓
Korea	✓	✓
Kuwait	✓	✓
Latvia		✓
Lebanon	✓	✓
Malaysia	✓	✓
Maldives		✓
Mauritius		✓
Mexico		✓
Nepal		✓
New Zealand	✓
Oman	✓	✓
Pakistan	✓
Panama	✓	✓
Peru	✓
Philippines	✓
Portugal		✓
Qatar	✓	✓
Russia	✓	✓
Saudi Arabia	✓	✓
Scotland		✓
Singapore	✓	✓
South Africa		✓
Spain	✓	✓
St Maarten		✓
Sri Lanka		✓
Taiwan	✓	✓
Thailand	✓	✓
UAE	✓	✓
Ukraine		✓
United States	✓	✓
Vietnam		✓
Wales		✓
Yemen		✓

Franchise fees

In the U.S., once a franchisee is approved, a restaurant site is approved and a franchise agreement is signed, the franchisee will begin to develop the restaurant. Franchisees pay us an initial franchise fee for the right to operate a restaurant for one or more franchised brands. The franchisee is required to pay all or part of the initial franchise fee upfront upon execution of the franchise agreement, regardless of when the restaurant is actually opened. Initial franchise fees vary by brand, type of development agreement and geographic area of development, but generally range from $10,000 to $90,000, as shown in the table below.

Restaurant type	Initial franchise fee*

Dunkin’ Donuts Single-Branded Restaurant	$40,000-80,000
Baskin-Robbins Single-Branded Restaurant	$25,000
Baskin-Robbins Express Single-Branded Restaurant	$10,000
Dunkin’ Donuts/Baskin-Robbins Multi-Branded Restaurant	$45,000-90,000

*	Fees as of December 31, 2011 and excludes alternative points of distribution

In addition to the payment of initial franchise fees, our U.S. Dunkin’ Donuts brand franchisees, U.S. Baskin-Robbins brand franchisees and our international Dunkin’ Donuts brand franchisees pay us royalties on a percentage of the gross sales made from each restaurant. In the U.S., the majority of our franchise agreement renewals and the vast majority of our new franchise agreements require our franchisees to pay us a royalty of 5.9% of gross sales. During 2011, our effective royalty rate in the Dunkin’ Donuts U.S. segment was approximately 5.4% and in the Baskin-Robbins U.S. segment was approximately 5.1%. The arrangements for Dunkin’ Donuts in the majority of our international markets require royalty payments to us of 5.0% of gross sales. However, many of our larger international partners and our Korean joint venture partner have agreements at a lower rate, resulting in an effective royalty rate in the Dunkin’ Donuts international segment in 2011 of approximately 2.0%. We typically collect royalty payments on a weekly basis from our domestic franchisees. For the Baskin-Robbins brand in international markets, we do not generally receive royalty payments from our franchisees; instead we receive revenue from such franchisees as a result of our sale of ice cream products to them, and in 2011 our effective royalty rate in this segment was approximately 0.7%. Beginning in 2010, we supplemented and modified certain SDAs, and franchise agreements entered into pursuant to such SDAs, for restaurants located in certain new or developing markets, by (i) reducing the royalties for any one or more of the first four years of the term of the franchise agreements depending on the details related to each specific incentive program; (ii) reimbursing the franchisee for certain local marketing activities in excess of the minimum required; and (iii) providing certain development incentives. To qualify for any or all of these incentives, the franchisee must meet certain requirements, each of which are set forth in an addendum to the SDA and the franchise agreement. We believe these incentives will lead to accelerated development in our less mature markets.

Franchisees in the U.S. also pay advertising fees to the brand-specific advertising funds administered by us. Franchisees make weekly contributions, generally 5% of gross sales, to the advertising funds. Franchisees may elect to increase the contribution to support general brand-building efforts or specific initiatives. The advertising funds for the U.S., which received $316.3 million in contributions from franchisees in fiscal year 2011, are almost exclusively franchisee-funded and cover all expenses related to marketing, advertising and promotion, including market research, production, advertising costs, public relations and sales promotions. We use no more than 20% of the advertising funds to cover the administrative expenses of the advertising funds and for other strategic initiatives designed to increase sales and to enhance the reputation of the brands. As the administrator of the advertising funds, we determine the content and placement of advertising, which is done through print, radio, television, online, billboards, sponsorships and other media, all of which is sourced by agencies. Under certain circumstances, franchisees are permitted to conduct their own local advertising, but must obtain our prior approval of content and promotional plans.

Other franchise related fees

We lease and sublease properties to franchisees in the U.S. and in Canada, generating net rental fees when the cost charged to the franchisee exceeds the cost charged to us. For fiscal year 2011, we generated 14.7%, or $92.1 million, of our total revenue from rental fees from franchisees and incurred related occupancy expenses of $51.9 million.

We also receive a license fee from Dean Foods Co. (“Dean Foods”) as part of an arrangement whereby Dean Foods manufactures and distributes ice cream products to Baskin-Robbins franchisees in the U.S. In connection with our Dean Foods Alliance Agreement, Dunkin’ Brands receives a license fee based on total gallons of ice cream sold. For fiscal year 2011, we generated 1.2%, or $7.4 million, of our total revenue from license fees from Dean Foods.

We manufacture and supply ice cream products to a majority of the Baskin-Robbins franchisees who operate Baskin-Robbins restaurants located in certain foreign countries and receive revenue associated with those sales. For fiscal year 2011, we generated 15.9%, or $100.1 million, of our total revenue from the sale of ice cream and ice cream products to franchisees in certain foreign countries.

Other revenue sources include income from restaurants owned by us, online training fees, licensing fees earned from the sale of retail packaged coffee, net refranchising gains and other one-time fees such as transfer fees and late fees. For fiscal year 2011, we generated 4.8%, or $30.1 million, of our total revenue from these other sources

International operations

Our international business is organized by brand and by country and/or region. Operations are primarily conducted through master franchise agreements with local operators. In certain instances, the master franchisee may have the right to sub-franchise. In addition, in Japan and South Korea we have joint ventures with local companies for the Baskin-Robbins brand, and in the case of South Korea, for the Dunkin’ Donuts brand as well. By teaming with local operators, we believe we are better able to adapt our concepts to local business practices and consumer preferences. We have had an international presence since 1961 when the first Dunkin’ Donuts restaurant opened in Canada. As of December 31, 2011, there were 4,254 Baskin-Robbins restaurants in 48 countries outside the U.S. and 3,068 Dunkin’ Donuts restaurants in 31 countries outside the U.S. Baskin-Robbins points of distribution represent the majority of our international presence and accounted for 67% of international franchisee-reported sales and 88% of our international revenues for fiscal year 2011.

Our key markets for both brands are predominantly based in Asia and the Middle East, which accounted for approximately 72.4% and 14.5%, respectively, of international franchisee-reported sales for fiscal year 2011. For fiscal year 2011, $1.9 billion of total franchisee-reported sales were generated by restaurants located in international markets, which represented 23.1% of total franchisee-reported sales, with the Dunkin’ Donuts brand accounting for $636 million and the Baskin-Robbins brand accounting for $1.3 billion of our international franchisee-reported sales. For the same period, our revenues from international operations totaled $123.8 million, with the Baskin-Robbins brand generating approximately 88% of such revenues.

Overview of key markets

As of December 31, 2011, the top foreign countries and regions in which the Dunkin’ Donuts brand and/or the Baskin-Robbins brand operated were:

Country	Type	Franchised brand(s)	Number of restaurants

South Korea	Joint Venture	Dunkin’ Donuts	857
		Baskin-Robbins	983
Japan	Joint Venture	Baskin-Robbins	1,087
Middle East	Master Franchise Agreements	Dunkin’ Donuts	229
		Baskin-Robbins	581

South Korea

Restaurants in South Korea accounted for approximately 35% of total franchisee-reported sales from international operations for fiscal year 2011. Baskin-Robbins accounted for 54% of such sales. In South Korea, we conduct business through a 33.3% ownership stake in a combination Dunkin’ Donuts brand/Baskin-Robbins brand joint venture, with South Korean shareholders owning the remaining 66.7% of the joint venture. The joint venture acts as the master franchisee for South Korea, sub-franchising the Dunkin’ Donuts and Baskin-Robbins brands to franchisees. There are 983 Baskin-Robbins restaurants and 857 Dunkin’ Donuts restaurants located in South Korea as of December 31, 2011. The joint venture also manufactures and supplies the franchisees operating restaurants located in South Korea with ice cream, donuts and coffee products.

Japan

Restaurants in Japan accounted for approximately 28% of total franchisee-reported sales from international operations for fiscal year 2011, 100% of which came from Baskin-Robbins. We conduct business in Japan through a 43.3% ownership stake in a Baskin-Robbins brand joint venture. Fujiya Co. Ltd. also owns a 43.3% interest in the joint venture, with the remaining 13.4% owned by public shareholders. There were 1,087 Baskin-Robbins restaurants located in Japan as of December 31, 2011, with the joint venture manufacturing and selling ice cream to franchisees operating restaurants in Japan and acting as master franchisee for the country.

Middle East

The Middle East represents another key region for us. Restaurants in the Middle East accounted for approximately 15% of total franchisee-reported sales from international operations for fiscal year 2011. Baskin-Robbins accounted for approximately 80% of such sales. We conduct operations in the Middle East through master franchise arrangements.

Competition

We compete primarily in the QSR segment of the restaurant industry and face significant competition from a wide variety of restaurants, convenience stores and other outlets that provide consumers with coffee, baked goods, sandwiches and ice cream on an international, national, regional and local level. We believe that we compete based on, among other things, product quality, restaurant concept, service, convenience, value perception and price. Our competition continues to intensify as competitors increase the breadth and depth of their product offerings, particularly during the breakfast daypart, and open new units. Although new competitors may emerge at any time due to the low barriers to entry, our competitors include: 7-Eleven, Burger King, Cold Stone Creamery, Costa Coffee, Dairy Queen, McDonald’s, Quick Trip, Starbucks, Subway, Tim Hortons, WaWa and Wendy’s, among others. Additionally, we compete with QSRs, specialty restaurants and other retail concepts for prime restaurant locations and qualified franchisees.

Licensing

We derive licensing revenue from agreements with Dean Foods for domestic ice cream sales, with The J.M. Smucker Co. (“Smuckers”) for the sale of packaged coffee in non-franchised outlets (primarily grocery retail) as well as from other licensees. Dean Foods manufactures and sells ice cream to U.S. Baskin-Robbins brand franchisees and pays us a royalty on each gallon sold. The Dunkin’ Donuts branded 12 oz. original blend coffee, which is distributed by Smuckers, is the #1 stock-keeping unit nationally in the premium coffee category. According to Nielsen, for the 52 weeks ending December 24, 2011, sales of our 12 oz. original blend, as expressed in total equivalent units and dollar sales, were double that of the next closest competitor.

Marketing

We coordinate domestic advertising and marketing at the national and local levels. The goals of our marketing strategy include driving comparable store sales and brand differentiation, increasing our total coffee and beverage sales, protecting and growing our morning daypart sales, and growing our afternoon daypart sales. Generally, our domestic franchisees contribute 5% of weekly gross retail sales to fund brand specific advertising funds. The funds are used for various national and local advertising campaigns including print, radio, television, online, mobile, billboards and sponsorships. Over the past ten years, our U.S. franchisees have invested approximately $2.0 billion on advertising to increase brand awareness and restaurant performance across both brands. Additionally, we have various pricing strategies, so that our products appeal to a broad range of customers.

The supply chain

Domestic

We do not typically supply products to our domestic franchisees. With the exception of licensing fees paid by Dean Foods on domestic ice cream sales, we do not typically derive revenues from product distribution. Our franchisees’ suppliers include Rich Products Corp., Dean Foods Co., PepsiCo, Inc., Green Mountain Coffee Roasters, Inc. and Silver Pail Dairy, Ltd. In addition, our franchisees’ primary coffee roasters currently are New England Tea & Coffee Co., Inc., Mother Parkers Tea & Coffee Inc., S&D Coffee, Inc. and Sara Lee Corporation, and their primary donut mix suppliers currently are General Mills, Inc. and Otis Spunkmeyer, Inc. Our franchisees also purchase coffee from Massimo Zanetti Beverage USA, Inc. and donut mix from CSM Bakery Products NA, Inc., Custom Blends and EFCO Products, Inc. We periodically review our relationships with licensees and approved suppliers and evaluate whether those relationships continue to be on competitive or advantageous terms for us and our franchisees.

Purchasing

Purchasing for the Dunkin’ Donuts brand is facilitated by National DCP, LLC (the “NDCP”), which is a Delaware limited liability company operated as a cooperative owned by its franchisee members. The NDCP is managed by a staff of supply chain professionals who report directly to the NDCP’s Executive Management Team, members of which in turn report directly to the NDCP’s Board of Directors. The NDCP has over 1,000 employees including executive leadership, sourcing professionals, warehouse staff, and drivers. The NDCP Board has eight franchisee members. In addition, the Vice President, Strategic Manufacturing & Supply from Dunkin’ Brands, Inc. is a voting member of the NDCP board. The NDCP engages in purchasing, warehousing and distribution of food and supplies on behalf of participating restaurants and some international markets. The NDCP program provides franchisee members nationwide the benefits of scale while fostering consistent product quality across the Dunkin’ Donuts brand. We do not control the NDCP and have only limited contractual rights associated with supplier certification, quality assurance and protection of our intellectual property.

Manufacturing of Dunkin’ Donuts bakery goods

Centralized production is another element of our supply chain that is designed to support growth for the Dunkin’ Donuts brand. Centralized manufacturing locations (“CMLs”) are franchisee-owned and -operated facilities for the centralized production of donuts and bakery goods. The CMLs deliver freshly baked products to Dunkin’ Donuts restaurants on a daily basis and are designed to provide consistent quality products while simplifying restaurant-level operations. As of December 31, 2011, there were 99 CMLs (of varying size and capacity) in the U.S. CMLs are an important part of franchise economics, and we believe the brand is supportive of profit building initiatives as well as protecting brand quality standards and consistency.

Certain of our Dunkin’ Donuts brand restaurants produce donuts and bakery goods on-site rather than relying upon CMLs. Many of such restaurants, known as full producers, also supply other local Dunkin’ Donuts restaurants that do not have access to CMLs. In addition, in newer markets, Dunkin’ Donuts brand restaurants rely on donuts and bakery goods that are finished in restaurants. We believe that this “just baked on demand” donut manufacturing platform enables the Dunkin’ Donuts brand to more efficiently expand its restaurant base in newer markets where franchisees may not have access to a CML.

Baskin-Robbins ice cream

Prior to 2000, we manufactured and sold ice cream products to substantially all of our Baskin-Robbins brand franchisees. Beginning in 2000, we made the strategic decision to outsource the manufacturing and distribution of ice cream products for the domestic Baskin-Robbins brand franchisees to Dean Foods. The transition to this outsourcing arrangement was completed in 2003. We believe that this outsourcing arrangement was an important strategic shift and served the dual purpose of further strengthening our relationships with franchisees and allowing us to focus on our core franchising operations.

International

Dunkin’ Donuts

International Dunkin’ Donuts franchisees are responsible for sourcing their own supplies, subject to compliance with our standards. They also produce their own donuts following the Dunkin’ Donuts brand’s approved processes. In certain countries, our international franchisees source virtually everything locally within their market while in others our international franchisees may source virtually everything from the NDCP. Where supplies are sourced locally, we help identify and approve those suppliers. Supplies that cannot be sourced locally are sourced through the NDCP. In addition, we assist our international franchisees in identifying regional and global suppliers with the goal of leveraging the purchasing volume for pricing and product continuity advantages.

Baskin-Robbins

The Baskin-Robbins global manufacturing network is comprised of 14 facilities, one of which, an ice cream manufacturing facility in Peterborough, Ontario (the “Peterborough Facility”), is owned and operated by us. These facilities supply both our international and our domestic markets with ice cream products. The Peterborough Facility serves many of our international markets, including the Middle East, Australia, China, Southeast Asia and Latin America. Certain international franchisees rely on third party-owned facilities to supply ice cream and ice cream products to them, including a facility near Cork, Ireland, which supplies restaurants in Europe and the Middle East. The Baskin-Robbins brand restaurants in India and Russia are supported by master franchisee-owned facilities in those respective countries while the restaurants in Japan and South Korea are supported by the joint venture-owned facilities located within each country.

Research and development

New product innovation is a critical component of our success. We believe the development of successful new products for both brands attracts new customers, increases comparable store sales and allows franchisees to expand into other dayparts. New product research and development is located in a state-of-the-art facility at our headquarters in Canton, Massachusetts. The facility includes a sensory lab, a quality assurance lab and a demonstration test kitchen. We rely on our internal culinary team, which uses consumer research, to develop and test new products.

Operational support

Substantially all of our executive management, finance, marketing, legal, technology, human resources and operations support functions are conducted from our global headquarters in Canton, Massachusetts. In the U.S. and Canada, our franchise operations for both brands are organized into regions, each of which is headed by a regional vice president and directors of operations supported by field personnel who interact directly with the franchisees. Our international businesses, excluding Canada, are organized by brand, and each brand has dedicated marketing and restaurant operations support teams. These teams, which are organized by geographic regions, work with our master licensees and joint venture partners to improve restaurant operations and restaurant-level economics. Management of a franchise restaurant is the responsibility of the franchisee, who is trained in our techniques and is responsible for ensuring that the day-to-day operations of the restaurant are in compliance with our operating standards. We have implemented a computer-based disaster recovery program to address the possibility that a natural (or other form of) disaster may impact the IT systems located at our Canton, Massachusetts headquarters.

Regulatory matters

Domestic

We and our franchisees are subject to various federal, state and local laws affecting the operation of our respective businesses, including various health, sanitation, fire and safety standards. In some jurisdictions our restaurants are required by law to display nutritional information about our products. Each restaurant is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, building and fire agencies in the jurisdiction in which the restaurant is located. Franchisee-owned NDCP and CMLs are licensed and subject to similar regulations by federal, state and local governments.

We and our franchisees are also subject to the Fair Labor Standards Act and various other laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. A significant number of food-service personnel employed by franchisees are paid at rates related to the federal minimum wage.

Our franchising activities are subject to the rules and regulations of the Federal Trade Commission (“FTC”) and various state laws regulating the offer and sale of franchises. The FTC’s franchise rule and various state laws require that we furnish a franchise disclosure document (“FDD”) containing certain information to prospective franchisees and a number of states require registration of the FDD with state authorities. We are operating under exemptions from registration in several states based on our experience and aggregate net worth. Substantive state laws that regulate the franchisor-franchisee relationship exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply. We believe that our FDDs for each of our Dunkin’ Donuts brand and our Baskin-Robbins brand together with any applicable state versions or supplements, and franchising procedures comply in all material respects with both the FTC franchise rule and all applicable state laws regulating franchising in those states in which we have offered franchises.

International

Internationally, we and our franchisees are subject to national and local laws and regulations that often are similar to those affecting us and our franchisees in the U.S., including laws and regulations concerning franchises, labor, health, sanitation and safety. International Baskin-Robbins brand and Dunkin’ Donuts brand restaurants are also often subject to tariffs and regulations on imported commodities and equipment, and laws regulating foreign investment. We believe that the international disclosure statements, franchise offering documents and franchising procedures for our Baskin-Robbins brand and Dunkin’ Donuts brand comply in all material respects with the laws of the applicable countries.

Environmental

Our operations, including the selection and development of the properties we lease and sublease to our franchisees and any construction or improvements we make at those locations, are subject to a variety of federal, state and local laws and regulations, including environmental, zoning and land use requirements. Our properties are sometimes located in developed commercial or industrial areas, and might previously have been occupied by more environmentally significant operations, such as gasoline stations and dry cleaners. Environmental laws sometimes require owners or operators of contaminated property to remediate that property, regardless of fault. While we have been required to, and are continuing to, clean up contamination at a limited number of our locations, we have no known material environmental liabilities.

Employees

As of December 31, 2011, excluding employees at our company-owned restaurants, we employed 1,128 people, 1,022 of whom were based in the U.S. and 106 of whom were based in other countries. Of our domestic employees, 431 worked in the field and 591 worked at our corporate headquarters or our satellite office in California. Of these employees, 159, who are almost exclusively in marketing positions, were paid by certain of our advertising funds. In addition, our Peterborough Facility employed 71 full-time employees as of December 31, 2011. Other than the 46 employees in our Peterborough Facility who are represented by the National Automobile, Aerospace, Transportation & General Workers Union of Canada, Local 462, none of our employees is represented by a labor union, and we believe our relationships with our employees are healthy.

Our franchisees are independent business owners, so they and their employees are not included in our employee count.

Properties

Our corporate headquarters, located in Canton, Massachusetts, houses substantially all of our executive management and employees who provide our primary corporate support functions: legal, marketing, technology, human resources, financial and research and development.

Our Peterborough Facility manufactures ice cream products for sale in certain international markets.

As of December 31, 2011, we owned 96 properties and leased 952 locations across the U.S. and Canada, a majority of which we leased or subleased to franchisees. For fiscal year 2011, we generated 14.7%, or $92.1 million, of our total revenue from rental fees from franchisees who lease or sublease their properties from us.

The remaining balance of restaurants selling our products are situated on real property owned by franchisees or leased directly by franchisees from third-party landlords. All international restaurants (other than 13 located in Canada) are owned by licensees and their sub-franchisees or leased by licensees and their sub-franchisees directly from a third-party landlord.

Nearly 100% of Dunkin’ Donuts and Baskin-Robbins restaurants are owned and operated by franchisees. We have construction and site management personnel who oversee the construction of restaurants by outside contractors. The restaurants are built to our specifications as to exterior style and interior decor. As of December 31, 2011, the number of Dunkin’ Donuts restaurants totaled 10,083, operating in 36 states and the District of Columbia in the U.S. and 31 foreign countries. Baskin-Robbins restaurants totaled 6,711, operating in 44 states and the District of Columbia in the U.S. and 48 foreign countries. All but 31 of the Dunkin’ Donuts and Baskin-Robbins restaurants were franchisee-operated. The following table illustrates restaurant locations by brand and whether they are operated by the Company or our franchisees.

	Franchisee-owned restaurants	Company-owned restaurants

Dunkin’ Donuts—US*	6,990	25
Dunkin’ Donuts—International	3,068	0

Total Dunkin’ Donuts*	10,058	25

Baskin-Robbins—US*	2,451	6
Baskin-Robbins—International	4,254	0

Total Baskin-Robbins*	6,705	6

Total US	9,441	31
Total International	7,322	0

*	Combination restaurants, as more fully described below, count as both a Dunkin’ Donuts and a Baskin-Robbins restaurant.

Dunkin’ Donuts and Baskin-Robbins restaurants operate in a variety of formats. Dunkin’ Donuts traditional restaurant formats include free standing restaurants, end-caps (i.e., end location of a larger multi-store building) and gas and convenience locations. A free-standing building typically ranges in size from 1,200 to 2,500 square feet, and may include a drive-thru window. An end-cap typically ranges in size from 1,000 to 2,000 square feet and may include a drive-thru window. Dunkin’ Donuts also has other restaurants designed to fit anywhere, consisting of small full-service restaurants and/or self-serve kiosks in offices, hospitals, colleges, airports, grocery stores and drive-thru-only units on smaller pieces of property (collectively referred to as alternative points of distributions or APODs). APODs typically range in size between 400 to 1,800 square feet. The majority of our Dunkin’ Donuts restaurants have their fresh baked goods delivered to them from franchisee owned and operated central manufacturing locations (CMLs).

Baskin-Robbins traditional restaurant formats include free standing restaurants and end-caps. A free-standing building typically ranges in size from 600 to 1,200 square feet, and may include a drive-thru window. An end-cap typically ranges in size from 800 to 1,200 square feet and may include a drive-thru window. We also have other restaurants, consisting of small full-service restaurants and/or self-serve kiosks (collectively referred to as alternative points of distributions or APODs). APODs typically range in size between 400 to 1,000 square feet.

In the U.S., Baskin-Robbins can also be found in 1,158 combination restaurants (combos) that also include a Dunkin’ Donuts restaurant in either a free-standing or end-cap. These combos, which we count as both a Dunkin’ Donuts and a Baskin-Robbins point of distribution, typically range from 1,400 to 3,500 square feet.

Of the 9,441 U.S. franchised restaurants, 89 were sites owned by the Company and leased to franchisees, 883 were leased by us, and in turn, subleased to franchisees, with the remainder either owned or leased directly by the franchisee. Our land or land and building leases are generally for terms of ten to 20 years, and often have one or more five-year or ten-year renewal options. In certain lease agreements, we have the option to purchase or right of first refusal to purchase the real estate. Certain leases require the payment of additional rent equal to a percentage (ranging from 2.0% to 13.5%) of annual sales in excess of specified amounts.

Of the sites owned or leased by the Company in the U.S., 25 are locations that no longer have a Dunkin’ Donuts or Baskin-Robbins restaurant (surplus properties). Some of these surplus properties have been sublet to other parties while the remaining are currently vacant.

We have 13 leased franchised restaurant properties and 4 surplus leased properties in Canada. We also have leased office space in Australia, China, Spain and the United Kingdom.

The following table sets forth the Company’s owned and leased office, warehouse, manufacturing and distribution facilities, including the approximate square footage of each facility. None of these owned properties, or the Company’s leasehold interest in leased property, is encumbered by a mortgage.

Location	Type	Owned/Leased	Approximate Sq. Ft.

Peterborough, Ontario, Canada (ice cream facility)	Manufacturing	Owned	52,000
Canton, MA	Office	Leased	175,000
Braintree, MA (training facility)	Office	Owned	15,000
Burbank, CA (training facility)	Office	Leased	19,000
Shanghai, China (regional office space)	Office	Leased	1,700
Various (regional sales offices)	Office	Leased	Range of 150 to 300

Legal proceedings

We are engaged in several matters of litigation arising in the ordinary course of our business as a franchisor. Such matters include disputes related to compliance with the terms of franchise and development agreements, including claims or threats of claims of breach of contract, negligence, and other alleged violations by us. At December 31, 2011, contingent liabilities totaling $4.7 million were included in other current liabilities in the consolidated balance sheet to reflect our estimate of the potential loss which may be incurred in connection with these matters.

While we intend to vigorously defend our positions against all claims in these lawsuits and disputes, it is reasonably possible that the losses in connection with these matters could increase by up to an additional $6.0 million based on the outcome of ongoing litigation or negotiations.

Intellectual property

We own many registered trademarks and service marks (“Marks”) in the U.S. and in other countries throughout the world, including Japan, Canada and South Korea. We believe that our Dunkin’ Donuts and Baskin-Robbins names and logos, in particular, have significant value and are important to our business. Our policy is to pursue registration of our Marks in the U.S. and selected international jurisdictions, monitor our Marks portfolio both internally and externally through external search agents and vigorously oppose the infringement of any of our Marks. We license the use of our registered Marks to franchisees and third parties through franchise arrangements and licenses. The franchise and license arrangements restrict franchisees’ and licensees’ activities with respect to the use of our Marks, and impose quality control standards in connection with goods and services offered in connection with the Marks and an affirmative obligation on the franchisees to notify us upon learning of potential infringement. In addition, we maintain a limited patent portfolio in the U.S. for bakery and serving-related methods, designs and articles of manufacture. We generally rely on common law protection for our copyrighted works. Neither the patents nor the copyrighted works are material to the operation of our business. We also license some intellectual property from third parties for use in certain of our products. Such licenses are not individually, or in the aggregate, material to our business.

Management

Below is a list of the names, ages as of February 24, 2012, and positions, and a brief account of the business experience, of the individuals who serve as our executive officers, directors and certain other officers as of the date of this prospectus.

Name	Age	Position

Nigel Travis	62	Chief Executive Officer, Dunkin’ Brands and President, Dunkin’ Donuts and Director

Neil Moses	53	Chief Financial Officer

Paul Carbone	45	Vice President, Financial Management

John Costello	64	Chief Global Marketing & Innovation Officer

John Dawson	48	Chief Development Officer

Richard Emmett	56	Senior Vice President and General Counsel

Giorgio Minardi	49	President – International, Dunkin’ Brands

Bill Mitchell	47	Senior Vice President and Brand Officer, Baskin-Robbins U.S.

Karen Raskopf	57	Senior Vice President, Chief Communications Officer

Daniel Sheehan	49	Senior Vice President, Chief Information Officer

Paul Twohig	58	Chief Operating Officer, Dunkin’ Donuts U.S.

Jon Luther	68	Non-executive Chairman of the Board

Todd Abbrecht	43	Director

Anita Balaji	34	Director

Andrew Balson	45	Director

Anthony DiNovi	49	Director

Michael Hines	56	Director

Sandra Horbach	51	Director

Mark Nunnelly	53	Director

Joseph Uva	56	Director

We hired Ginger Gregory as our Chief Human Resources Officer on March 26, 2012. Ms. Gregory, who is 44, was previously employed by Novartis AG, where she served in various senior positions since 2005, most recently as Global Head of Human Resources for Novartis Vaccines and Diagnostics. In addition, we anticipate that an additional director who is not affiliated with us or any of our stockholders will be appointed to the board of directors by July 26, 2012, resulting in a board that includes at least three independent directors.

Nigel Travis has served as Chief Executive Officer of Dunkin’ Brands since January 2009 and assumed the role of President of Dunkin’ Donuts in October 2009. From 2005 through 2008, Mr. Travis served as President and Chief Executive Officer, and on the board of directors of Papa John’s International, Inc., a publicly-traded international pizza chain. Prior to Papa John’s, Mr. Travis was with Blockbuster, Inc. from 1994 to 2004, where he served in increasing roles of responsibility, including President and Chief Operating Officer. Mr. Travis previously held numerous senior positions at Burger King Corporation. Mr. Travis currently serves on the board of directors of Office Depot, Inc. and Lorillard, Inc. Mr. Travis will not stand for re-election to the Lorillard board. Mr. Travis formerly served on the board of Bombay Company, Inc. As our Chief Executive Officer, Mr. Travis brings a deep understanding of the Company, as well as domestic and international experience with franchised businesses in the QSR and retail industries, to the board.

Neil Moses joined Dunkin’ Brands as Chief Financial Officer in November 2010. Mr. Moses joined Dunkin’ Brands from Parametric Technology Corporation (PTC), a software company, where he had served as Executive Vice President, Chief Financial Officer since 2003.

Paul Carbone was appointed to the role of Vice President, Financial Management of Dunkin’ Brands in 2008. Prior to joining Dunkin’ Brands, he most recently served as Senior Vice President and Chief Financial Officer for Tween Brands, Inc. Before Tween Brands, Mr. Carbone spent seven years with Limited Brands, Inc., where his roles included Vice President, Finance, for Victoria’s Secret.

John Costello joined Dunkin’ Brands in 2009 and currently serves as our Chief Global Marketing & Innovation Officer. Prior to joining Dunkin’ Brands, Mr. Costello was an independent consultant and served as President and CEO of Zounds, Inc., an early stage developer and hearing aid retailer, from September 2007 to January 2009. Following his departure, Zounds filed for bankruptcy in March 2009. From October 2006 to August 2007, he served as President of Consumer and Retail for Solidus Networks, Inc. (d/b/a Pay By Touch), which filed for bankruptcy in March 2008. Mr. Costello previously served as the Executive Vice President of Merchandising and Marketing at The Home Depot, Senior Executive Vice President of Sears, and Chief Global Marketing Officer of Yahoo!. He has also held leadership roles at several companies, including serving as President of Nielsen Marketing Research U.S.

John Dawson has served as Chief Development Officer of Dunkin’ Brands since April 2005. Prior to joining Dunkin’ Brands, he spent 17 years at McDonald’s Corporation, most recently as Vice President of Worldwide Restaurant Development.

Richard Emmett was named Senior Vice President and General Counsel in December 2009. Mr. Emmett joined Dunkin’ Brands from QCE HOLDING LLC (Quiznos) where he served as Executive Vice President, Chief Legal Officer and Secretary. Prior to Quiznos, Mr. Emmett served in various roles including as Senior Vice President, General Counsel and Secretary for Papa John’s International. Mr. Emmett currently serves on the board of directors of Francesca’s Holdings Corporation.

Giorgio Minardi was named President, International of Dunkin’ Brands in February 2012. Mr. Minardi joined Dunkin’ Brands from Autogrill Corporation, where he served from 2007 to 2011, most recently as Managing Director for Europe and the Middle East. He also served as Autogrill’s Chairman in Spain and Belgium, and as President in Switzerland. Mr. Minardi previously held senior positions at Burger King Corporation from 2006 to 2007 and McDonald’s Corporation from 1989 to 2005.

Bill Mitchell joined Dunkin’ Brands in August 2010. Mr. Mitchell joined Dunkin’ Brands from Papa John’s International, where he had served in a variety of roles since 2000, including President of Global Operations, President of Domestic Operations, Operations VP, Division VP and Senior VP of Domestic Operations. Prior to Papa John’s, Mr. Mitchell was with Popeyes, a division of AFC Enterprises where he served in various capacities including Senior Director of Franchise Operations.

Karen Raskopf joined Dunkin’ Brands in 2009 and currently serves as Senior Vice President and Chief Communications Officer. Prior to joining Dunkin’ Brands, she spent 12 years as Senior Vice President, Corporate Communications for Blockbuster, Inc. She also served as head of communications for 7-Eleven, Inc.

Dan Sheehan was named Senior Vice President and Chief Information Officer of Dunkin’ Brands in March 2006. Prior to joining Dunkin’ Brands, Mr. Sheehan served as Senior Vice President and Chief Information Officer for ADVO Inc., a full-service direct mail marketing services company, from 2000 to 2006.

Paul Twohig joined Dunkin’ Donuts U.S. in October 2009 and currently serves as Chief Operating Officer. Prior to joining Dunkin’ Brands, Mr. Twohig served as a Division Senior Vice President for Starbucks Corporation from December 2004 to March 2009. Mr. Twohig also previously served as Chief Operating Officer for Panera Bread Company.

Jon Luther has served as non-executive Chairman of the Board since July 2010 and prior to that as Chairman from January 2009. He previously served as Chief Executive Officer of Dunkin’ Brands from January 2003 to March 2006 and was appointed to the additional role of Chairman in March 2006. Prior to joining Dunkin’ Brands, Mr. Luther was President of Popeyes, a division of AFC Enterprises, from February 1997 to December 2002. Prior to Popeyes, Mr. Luther was President of CA One Services, a subsidiary of Delaware North Companies, Inc. Mr. Luther is also a director of Six Flags Entertainment Corporation and Brinker International, Inc., Chairman of the Board of Arby’s Restaurant Group and a former director of Wingstop Restaurants, Inc. As our current non-executive Chairman of the Board and our former Chief Executive Officer, Mr. Luther brings unique current and historical perspective and insights into our operations to our board of directors.

Todd Abbrecht is a Managing Director at Thomas H. Lee Partners, L.P. (“THL”). Mr. Abbrecht joined THL in 1992. Mr. Abbrecht is currently a Director of Warner Chilcott Corporation, Aramark Corporation, Intermedix Corporation and inVentiv Health, Inc. Within the last five years, Mr. Abbrecht formerly served on the boards of Michael Foods, Inc., National Waterworks Holdings, Inc. and Simmons Company. Mr. Abbrecht was selected as a director because of his experience addressing financial, strategic and operating issues as a senior executive of a financial services firm and as a director of several companies in various industries.

Anita Balaji is a Vice President at The Carlyle Group, where she focuses on buyout opportunities in the consumer and retail sector. Prior to joining Carlyle in 2006, Ms. Balaji worked at Behrman Capital, a private equity firm based in New York. Previously, she was with the mergers and acquisitions group at Goldman, Sachs & Co., focusing on consumer and retail transactions. Ms. Balaji has broad experience in transactions in the consumer and retail industries.

Andrew Balson is a Managing Director at Bain Capital Partners, LLC. Prior to joining Bain Capital Partners, LLC in 1996, Mr. Balson was a consultant at Bain & Company, where he worked in the technology, telecommunications, financial services and consumer goods industries. Previously, Mr. Balson worked in the Merchant Banking Group at Morgan Stanley & Co. and in the leveraged buyout group at SBC Australia. Mr. Balson serves on the Boards of Directors of OSI Restaurant Partners, LLC, Fleetcor Technologies, Inc. and Domino’s Pizza Inc. as well as a number of other private companies. Mr. Balson formerly served on the board of Burger King Holdings, Inc. Mr. Balson has extensive experience as a director on the board of directors of public companies, including companies in the quick service restaurant business, and brings strong strategic management and planning skills to the board.

Anthony DiNovi is Co-President of THL. Mr. DiNovi joined THL in 1988. Mr. DiNovi is currently a director of West Corporation. Within the last five years, Mr. DiNovi formerly served on the boards of Michael Foods, Inc., American Media Operations, Inc., Vertis, Inc. and Nortek, Inc. Mr. DiNovi was selected as a director because of his experience addressing financial, strategic and operating issues as a senior executive of a financial services firm and as a director of several companies in various industries.

Michael Hines served as Executive Vice President and Chief Financial Officer of Dick’s Sporting Goods, Inc., a sporting goods retailer, from 1995 to 2007. From 1990 to 1995, he held management positions with Staples, Inc., an office products retailer, most recently as Vice President, Finance. Mr. Hines spent 12 years in public accounting, the last eight years with the accounting firm Deloitte & Touche LLP. Mr. Hines is also a director of GNC Holdings, Inc. and of The TJX Companies, Inc. and was a director of The Yankee Candle Company, Inc. from 2003 to 2007. Mr. Hines’ experience as a financial executive and certified public accountant provides him with expertise in the retail industry, including accounting, controls, financial reporting, tax, finance, risk management and financial management.

Sandra Horbach is a Managing Director of The Carlyle Group, where she serves as head of the Global Consumer and Retail team. Prior to joining Carlyle, Ms. Horbach was a General Partner at Forstmann Little, a private investment firm, and an Associate at Morgan Stanley. Ms. Horbach currently serves as a director of NBTY, Inc. and CVC Brasil Operadora e Agência de Viagens S.A., as well as a number of not-for-profit organizations. She has also served on the boards of Citadel Broadcasting Corporation and The Yankee Candle Company, Inc. Ms. Horbach has extensive experience in the retail and consumer industries, and experience on other public and private boards.

Mark Nunnelly is a Managing Director at Bain Capital Partners, LLC. Prior to joining Bain Capital Partners, LLC in 1990, Mr. Nunnelly was a Partner at Bain & Company, with experience in the U.S., Asian and European strategy practices. Mr. Nunnelly managed client relationships in a number of areas, including manufacturing, consumer goods and information services. Previously, Mr. Nunnelly worked at Procter & Gamble in product management. He has also founded and had operating responsibility for several new ventures. Mr. Nunnelly is a member of the board of directors of OSI Restaurant Partners, LLC (Outback Steakhouse), as well as a number of private companies and not-for-profit corporations, and formerly served on the board of Domino’s Pizza, Inc. and Warner Music Group Corp. Mr. Nunnelly brings significant experience in product and brand management, as well as service on the boards of other public companies, including companies in the quick service restaurant business, to the board.

Joseph Uva currently works as an independent consultant in the media and communications industry, and previously served as President and Chief Executive Officer of Univision Communications, Inc., a Spanish language media company, from April 2007 through March 2011. From 2002 to 2007, Mr. Uva was President and Chief Executive Officer of OMD Worldwide Group, a subsidiary of Omnicom Media Group Holdings, Inc., a media communications firm. Mr. Uva served as a director of Univision Communications, Inc. from 2007 until March 2011 and as a director of TiVo Inc. from 2004 through July 2011. Mr. Uva brings extensive executive experience and knowledge of media and advertising, as well as service on the boards of other public companies, to the board.

In connection with our acquisition in 2006, we entered into an investor agreement with the Sponsors that grants each of the Sponsors the contractual right to name up to three individuals to our board of directors. In connection with our IPO, the investor agreement was amended and restated. Under the investor agreement, as amended, each of the Sponsors currently has the contractual right to name up to two individuals to our board of directors. See “Related party transactions—Arrangements with our investors—Investor agreement.”

Code of business ethics and conduct

We have adopted a written code of business ethics and conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on our website, which is located at www.dunkinbrands.com.

Board structure and committee composition

Our board of directors has established an audit committee, a compensation committee, and, effective upon the completion of this offering, a nominating and corporate governance committee with the composition and responsibilities described below. Each committee operates or will operate under a written charter approved by our board of directors. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, each of the Sponsors has a contractual right to nominate two directors to our board for as long as such Sponsor owns at least 10% of our outstanding common stock (and one director for so long as such Sponsor owns at least 3% of our outstanding common stock) and the Sponsors have agreed that, so long as the investor agreement is in effect, they will support at least one nominee from each Sponsor serving on the compensation committee. See “Related party transactions—Arrangements with our investors.” In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Prior to the completion of this offering, we availed ourselves of the “controlled company” exception under the NASDAQ Marketplace Rules, and did not have a majority of independent directors, did not have a nominating committee, and our compensation committee was not composed entirely of independent directors as defined under the NASDAQ Marketplace Rules. Upon the completion of this offering, we will no longer be a “controlled company” under the NASDAQ Marketplace Rules, and will comply fully with the governance requirements of The NASDAQ Global Select Market, subject to a phase-in schedule. Accordingly, effective upon the completion of this offering we will have a nominating and corporate governance committee that includes one independent director as well as a compensation committee that includes one independent director. Within 90 days of the closing date of this offering, the majority of committee members will be independent, and all members of the nominating and corporate governance committee and compensation committee will be independent within one year of the closing date of this offering. In addition, within one year of the closing date of this offering, we will have a majority of independent directors on our board.

Audit Committee

The purpose of the audit committee is set forth in the audit committee charter. The audit committee’s primary duties and responsibilities are to:

•

Appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and review and appraise the audit efforts of our independent accountants;

•

Establish procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

•	Engage independent counsel and other advisers, as necessary;

•	Determine funding of various services provided by accountants or advisers retained by the committee;

•	Review our financial reporting processes and internal controls;

•	Review and approve related-party transactions or recommend related-party transactions for review by independent members of our board of directors; and

•	Provide an open avenue of communication among the independent accountants, financial and senior management and the board.

The audit committee consists of Ms. Balaji, Mr. Hines and Mr. Uva. Each of Mr. Hines and Mr. Uva is an independent director and Mr. Hines is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. Mr. Hines serves as chair of the audit committee. Our board of directors has adopted a written charter under which the audit committee operates. A copy of the charter is available on our website.

Compensation Committee

The purpose of the compensation committee is to assist the board of directors in fulfilling responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of the Company’s benefit and equity-based compensation programs. The compensation committee reviews and recommends to our board of directors compensation plans, policies and programs and approves specific compensation levels for all executive officers. The compensation committee consists of

Mr. DiNovi, Ms. Horbach, Mr. Nunnelly and, following the completion of the offering, Mr. Uva. Mr. Uva is an independent director. Ms. Horbach serves as chair of the compensation committee Our board of directors has adopted a written charter under which the compensation committee operates. A copy of the charter is available on our website.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be formed effective upon the completion of this offering. The purpose of the nominating and corporate governance committee is to identify individuals qualified to become members of the board of directors, to recommend director nominees for each annual meeting of the stockholders, to recommend nominees for election, to fill any vacancies of the board of directors, and to address related matters. The nominating and corporate governance committee will also develop and recommend to the board of directors corporate governance principles applicable to the Company and will be responsible for leading the annual review of the board’s performance. The nominating and corporate governance committee will consist of Mr. Abbrecht, Ms. Balaji and Mr. Hines. Mr. Hines is an independent director and will serve as chair of the nominating and corporate governance committee following the completion of the offering. Our board of directors has adopted a written charter under which the nominating and corporate governance committee will operate. A copy of the charter will be available on our website upon the completion of this offering.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of our board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation discussion and analysis

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the “2011 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. Our “named executive officers” for fiscal 2011 are:

•	Nigel Travis, Chief Executive Officer

•	Neil Moses, Chief Financial Officer

•	John Costello, Chief Global Marketing & Innovation Officer

•	Paul Twohig, Chief Operating Officer, Dunkin’ Donuts U.S.

•	William Mitchell, Chief Brand Officer, Baskin-Robbins U.S.

•	Neal Yanofsky, Former President – International, Dunkin’ Brands(1)

Overview of compensation and fiscal 2011 performance

Our compensation strategy focuses on providing a total compensation package that will attract and retain high-caliber executive officers and employees, incentivize them to achieve company and individual performance goals and align management, employee and shareholder interests over both the short-term and long-term. Our

(1)	Mr. Yanofsky resigned from his position as President-International, Dunkin’ Brands on September 22, 2011.

approach to executive compensation reflects our focus on long-term value creation. We believe that by placing a significant equity opportunity in the hands of executives who are capable of driving and sustaining growth, our shareholders will benefit along with the executives who helped create this value.

Compensation philosophy

Our compensation philosophy centers upon:

•	attracting and retaining industry-leading talent by targeting compensation levels that are competitive when measured against other companies within our industry;

•	linking compensation actually paid to achievement of our financial, operating, and strategic goals;

•	rewarding individual performance and contribution to our success; and

•

aligning the interests of our executive officers with those of our shareholders by delivering a substantial portion of an executive officer’s compensation through equity-based awards with a long-term value horizon.

Each of the key elements of our executive compensation program is discussed in more detail below. Our executive compensation program is designed to be complementary and to collectively serve the compensation objectives described above. We have not adopted any formal policies or guidelines for allocating compensation between short-term and long-term compensation, between cash and non-cash compensation or among different forms of cash and non-cash compensation. The compensation levels of our named executive officers reflect to a significant degree the varying roles and responsibilities of these executives.

Highlights of 2011 performance

We achieved strong financial performance in fiscal 2011, and we believe that our named executive officers were instrumental in helping us to achieve these results. Highlights of our fiscal 2011 performance include the following:

•

Successfully completed Public Offerings: In July 2011, we successfully completed an initial public offering and our common stock became listed on The NASDAQ Global Select Market under the symbol “DNKN” and in November 2011 our Sponsors completed a secondary offering of shares of our common stock.

•	Grew worldwide sales: Grew worldwide system-wide sales by 9.1% over fiscal year 2010 (system-wide sales grew 7.4% on a 52-week basis).

•

Drove profitable comparable store sales in Dunkin’ Donuts U.S. and Baskin-Robbins U.S.: Increased Dunkin’ Donuts U.S. comparable store sales by 5.1% and Baskin-Robbins U.S. comparable store sales by 0.5%.

•	Expanded our presence globally: Opened 601 (net) new Dunkin’ Donuts and Baskin-Robbins locations globally bringing Dunkin’ Brands total points of distribution to 16,794 as of year-end.

•	Increased net income: Increased net income 28.2% to $34.4 million; adjusted net income increased 15.9% to $101.7 million.

•	Increased operating income: Increased operating income 6.1% to $205.3 million and adjusted operating income increased 16.2% to $270.7 million.

•	Increased revenue: Increased revenues 8.8% to $628.2 million from $577.1 million in fiscal year 2010 (revenues increased 7.5% on a 52-week basis).

This performance translated into results that exceeded our expectations for fiscal 2011. Based on our global adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), the measure that determined our 2011 Dunkin’ Brands, Inc. Short-Term Incentive Plan (STI Plan) funding, our Compensation Committee approved STI Plan funding at 120% of target, in accordance with the terms of this plan. Global adjusted EBITDA excludes the impact of certain items, including stock compensation, management fees paid to our Sponsors and impairment charges.

“Adjusted net income” and “adjusted operating income” are non-GAAP financial measures. An explanation of how we calculate these measures is contained elsewhere in this prospectus.

Compensation framework: policies and process

Roles of Compensation Committee and Chief Executive Officer in compensation decisions

Our Compensation Committee oversees our executive compensation program and is responsible for approving the nature and amount of the compensation paid to, and any employment and related agreements entered into with, our executive officers, and administering our equity compensation plans and awards. Following the IPO, our Board generally has been responsible for approving, after receiving the recommendation or approval of the Compensation Committee, equity awards to our executive officers in order to qualify these awards as exempt awards under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Chief Executive Officer provides recommendations to our Compensation Committee with respect to salary adjustments, annual cash incentive bonus targets and awards and equity incentive awards for our named executive officers, excluding himself, and the other executive officers who report to him. Our Compensation Committee meets with our Chief Executive Officer at least annually to discuss and review his recommendations for the compensation of our executive officers, excluding himself. When making compensation decisions for our named executive officers, the Compensation Committee takes many factors into account, including the officer’s experience, responsibilities, management abilities and job performance, our performance as a whole, current market conditions and competitive pay levels for similar positions at comparable companies. These factors are considered by the Compensation Committee in a subjective manner without any specific formula or weighting. Our Compensation Committee has, and it has exercised, the ability to increase or decrease amounts of compensation recommended by our Chief Executive Officer.

Competitive market data and use of compensation consultants

As part of our preparation in 2011 to become a public company, management engaged Frederic W. Cook & Co., Inc. (“Cook”) to conduct a review of the competitiveness of the Company’s executive compensation levels and opportunities and provide preliminary recommendations for change, as appropriate. The analysis included a study of senior executive direct compensation levels and opportunities, as well as equity “carried interest” levels. Carried interest represents executive ownership levels attributable to unexercised stock options, outstanding full-value equity awards and directly owned shares. As part of this evaluation, Cook developed, and the Compensation Committee approved, a peer group of companies against which to assess the three key components comprising our named executive officers’ compensation: base salary, annual cash bonus and long-term equity incentives. This peer group consists of the following 14 publicly-traded restaurant companies listed below. Cook does not provide any consulting services to the Company other than as described in this section.

Brinker International	Darden Restaurants	Panera Bread	Wendy’s Co.

Cheesecake Factory	DineEquity	Ruby Tuesday	Yum! Brands

Chipotle Mexican Grill	Domino’s Pizza	Starbucks

Cracker Barrel	Jack In The Box	Tim Horton’s

In terms of size, our enterprise value as of December 2011 is between the median and the 75th percentile of the peer companies and our 2011 EBITDA is between the 25th percentile and the median.

Following the IPO, the Company, on behalf of the Compensation Committee, has retained Cook as its independent compensation consultant. Since the IPO, Cook has advised the Company’s management in connection with developing a strategy for granting long-term incentive awards in future fiscal years. The

Compensation Committee may decide to have Cook or another compensation consultant provide market data on the peer group of companies identified above or such other peer group as our Compensation Committee may identify from time to time with respect to years following 2011. Our Compensation Committee intends to review this peer group at least annually to ensure that it is appropriate, reflective of our company size and includes the companies against which we compete for executive talent. Since the IPO, our Compensation Committee has not benchmarked total executive compensation or individual compensation elements against a peer group.

Elements of named executive officer compensation

The following is a discussion of the primary elements of the compensation for each of our named executive officers. Compensation for our named executive officers consists of the following elements for fiscal 2011:

Element	Description	Primary objectives

Base Salary	• Fixed cash payment	• Attract and retain talented individuals • Recognize career experience and individual performance • Provide competitive compensation

Short-Term Incentives	• Performance-based annual cash incentives	• Promote and reward achievement of the Company’s annual financial and strategic objectives and individualized personal goals

Long-Term Incentives	• Time and performance-based stock options and time-based restricted stock awards	• Align executive interests with shareholder interests by tying value to long-term stock performance • Attract and retain talented individuals

Retirement and Welfare Benefits	• Medical, dental, vision, life insurance and disability insurance (STD & LTD) • Retirement Savings / 401(k) Plan • Non-qualified deferred compensation plan	• Provide competitive benefits • Provide tax-efficient retirement savings • Provide tax-efficient opportunity to supplement retirement savings

Executive Perquisites	• Executive physical for Vice Presidents and above • Supplemental LTD Insurance	• Promote health and well being of senior executives • Provide competitive benefits

Base salary

Base salaries of our named executive officers are reviewed periodically by our Chief Executive Officer (other than his own) and are approved by the Compensation Committee. They are intended to be competitive in light of the level and scope of the executive’s position and responsibilities. Adjustments to base salaries are based on the level of an executive’s responsibilities and his or her individual contributions, prior experience and sustained performance. Decisions regarding salary increases may take into account the named executive officer’s current salary, equity holdings, including stock options, and the amounts paid to individuals in comparable positions as determined through the use of executive compensation surveys. No formulaic base salary increases are provided to our named executive officers, in line with our strategy of offering total compensation that is cost-effective, competitive and based on the achievement of performance objectives.

Short-term incentive plan

In addition to receiving base salaries, executives participate in the STI Plan, our annual management incentive plan. We believe that annual incentives should be based upon actual performance against specific business objectives. The funding of the STI Plan is based on the level of achievement of our global EBITDA target. The Compensation Committee chose EBITDA as the performance metric that would establish the funding levels under the plan in order to ensure that the Company had a sufficient level of earnings to fund bonuses to be paid out of this plan. In addition, the use of EBITDA provides a link between the compensation payable to our executives and the value we create for our shareholders. The Compensation Committee sets the global EBITDA target at a level it believes is both challenging and achievable. By establishing a target that is challenging, the Compensation Committee believes that the performance of our employees, and therefore our performance, is maximized. By setting a target that is also achievable, the Compensation Committee believes that employees will remain motivated to perform at the high level required to achieve the target. The potential STI Plan payout for each eligible employee (based on the employee’s target bonus) is aggregated to create a STI Plan pool at target. The level of funding under the STI Plan ranges from 0% to 200% of that target pool based on our actual performance relative to the global EBITDA goal, with a threshold funding level established by the Compensation Committee based on the minimum level of global EBITDA performance that would result in any funding under the STI Plan.

Once our global EBITDA performance is determined after the close of the fiscal year, the funding level for the STI Plan is established. This incentive plan funding is then allocated to participants in the plan based on the achievement of relevant financial or operational business goals such as revenue, comparable store sales and system-wide sales. These specific goals are chosen due to their impact on our profitability. These goals are categorized into three categories: Primary, Secondary and Personal. Primary business goals are key financial goals which are most relevant to the executive based on his or her role within the Company and his or her ability to impact certain aspects of our business. Secondary business goals are financial goals which are influenced or impacted by the activities of a broader organization/group. The Secondary business goals are often shared among executives in order to create more cross-functional collaboration. Personal goals are measurable operational or business goals that relate directly to the duties and responsibilities of the executive. Performance against each goal category is measured separately. The goals are generally weighted as follows: Primary (35%), Secondary (30%) and Personal (35%). The achievement of Personal goals is taken into account solely on a discretionary basis. During the year, regular communication takes place within the Company to ensure that all executives are aware of progress against their goals.

The table below lists the 2011 Primary and Secondary business goals for each named executive officer. The Compensation Committee establishes these goals for Mr. Travis although, under the terms of his employment agreement, he is entitled to a bonus based solely on achievement of EBITDA. See “Narrative disclosure to summary compensation table and grants of plan-based awards table” for more information about the terms of Mr. Travis’ bonus entitlement.

Named executive officer Title	Goal type	Metric

Nigel Travis	Primary	Dunkin’ Brands Inc. Global Total Revenue
Chief Executive Officer	Secondary	Dunkin’ Brands Inc. U.S. Comparable Sales (80%) Dunkin’ Brands Inc. International System-Wide Sales (20%)

Neil Moses	Primary	Dunkin’ Brands Inc. Global Total Revenue
Chief Financial Officer	Secondary	Dunkin’ Brands Inc. U.S. Comparable Sales (80%)
Dunkin’ Brands Inc. International System-Wide Sales (20%)

John Costello Chief Global Marketing and Innovation Officer	Primary	Dunkin’ Brands Inc. U.S. Comparable Sales (80%) Dunkin’ Brands Inc. International System-Wide Sales (20%)
	Secondary	Dunkin’ Brands Inc. Global Total Revenue

Paul Twohig	Primary	Dunkin’ Brands Inc. U.S. Comparable Sales
Chief Operating Officer, Dunkin’ Donuts U.S.	Secondary	Dunkin’ Brands Inc. Global Total Revenue

William Mitchell	Primary	Baskin Robbins U.S. Comparable Sales
Chief Brand Officer, Baskin-Robbins U.S.	Secondary	Baskin Robbins Total U.S. Revenue

Neal Yanofsky	Primary	Dunkin’ Brands Inc. International System-Wide Sales
Former President— International, Dunkin’ Brands	Secondary	Dunkin’ Brands Inc. Global Total Revenue

2011 Personal goals included relevant strategic and operational goals for the respective named executive officer, including:

•	increasing customer satisfaction scores;
•	enrolling franchisees into our new retail technology platforms;
•	developing our long-term growth strategy for our international operations;
•	increasing franchise profitability; and
•	developing future retail store concepts.

The achievement of Personal goals under the STI Plan is reviewed after the close of the relevant fiscal year and is taken into account by the Compensation Committee on a discretionary basis.

At the conclusion of the fiscal year, global EBITDA results are determined by our finance department based on audited financial results. These results are presented to the Compensation Committee for consideration and approval. The Compensation Committee retains the discretion to adjust (upwards or downwards) global EBITDA results for the occurrence of extraordinary events affecting global EBITDA performance. In addition, in setting the global EBITDA thresholds and determining our achievement of such thresholds, our Compensation Committee may exclude revenue and expenses related to our business as it deems appropriate. After the Compensation Committee sets the bonus pool under the STI Plan based on its determination of the level of our global EBITDA achieved, our Chief Executive Officer then recommends amounts payable to each named executive officer (other than himself) under the STI Plan based on that individual’s performance against his or her Primary, Secondary and Personal goals. The Compensation Committee makes all determinations with respect to Mr. Travis’ bonus. STI Plan awards may be adjusted based on considerations deemed appropriate by our Compensation Committee, including personal performance.

Long-term equity incentive program

The primary goals of our equity incentive program are to align the interests of our named executive officers with the interests of our shareholders and to encourage executive retention through the use of service-based vesting requirements. Our long-term equity program for executive officers prior to the IPO consisted of stock options that were more heavily weighted towards stock options with performance-based vesting requirements. Stock option awards granted prior to the IPO were divided so that 30% were time-vested options (tranche 4) and 70% were performance-based options that vest based on time and investment returns to the Sponsors (tranche 5). The combination of time- and performance-vesting of these awards was designed to compensate executives for their long-term commitment to the Company, while incentivizing sustained increases in our financial performance and helping to ensure that the Sponsors have received an appropriate return on their invested capital before executives receive significant value from these grants.

The tranche 4 options generally vest in equal installments of 20% on each of the first five anniversaries of the vesting commencement date, which is typically the date the option grants were approved by the Compensation Committee.

The tranche 5 options generally become eligible to vest in tandem with the vesting of tranche 4 options, but do not actually vest unless a pre-established performance condition is also achieved. The performance condition is satisfied by the Sponsors’ receipt of a targeted return on their initial investment in the Company, measured at the time of a sale or disposition by the Sponsors of all or a portion of the Company. If the Sponsors receive a specified level of investment return on such sale or disposition, the performance condition is met for a percentage of tranche 5 options equal to the percentage of shares sold by the Sponsors to that point. If, in the cumulative sale or disposition, the Sponsors receive a specified level of return on their entire original investment, the performance condition is met for 100% of the tranche 5 options. We believe this vesting schedule appropriately supports our retention objective while allowing our executives to realize compensation in line with the value they have created for our Sponsor-shareholders. If the performance condition is achieved, but the service condition is not, the tranche remains subject to the time-based vesting schedule described above. In connection with this offering, we expect that tranche 5 options covering approximately 447,000 shares of our common stock, or 514,000 shares of our common stock if the underwriters exercise in full their option to purchase additional shares from certain of the selling stockholders, will vest based upon the latest sale price of our common stock included on the cover page of this prospectus. Of these shares, approximately 320,000 are held by Mr. Travis and another approximately 48,000 shares are held by our other named executive officers. These options have a weighted average exercise price per share of $3.27.

Our named executive officers received grants of stock options in connection with the commencement of their employment and, in 2011, Messrs. Costello and Twohig received grants of stock options as an additional incentive to encourage their retention. In determining the size of the long-term equity grants to be awarded to our named executive officers, the Compensation Committee takes into account a number of factors such as long-term incentive values typically awarded to executives holding positions in similarly-situated companies and internal factors such as the individual’s responsibilities, position and the size and value of the long-term incentive awards of currently employed executives. To date, there has been no program for awarding annual grants, and our Compensation Committee retains discretion to grant stock options or other equity-based awards to employees at any time, including in connection with a promotion, to reward an employee, for retention purposes or in other circumstances.

The exercise price of each stock option is set at the fair market value of our common stock on the grant date. For the period of fiscal 2011 prior to our IPO, the determination of fair market value was made by our Board in accordance with the 2006 Executive Incentive Plan. In the absence of a public trading market, our Board determined fair market value based on an independent, third-party valuation of our common stock. After the IPO, fair market value is determined based on the closing price of our common stock on the date of grant of the stock option.

Following the IPO, our Compensation Committee made a determination that it should re-evaluate the performance vesting conditions of our equity-based awards in light of the fact that our stock is publicly held and no longer almost wholly-owned by the Sponsors. Consequently, stock option grants made after our IPO in 2011 to our named executive officers who received them, Messrs. Costello and Twohig, were subject to only time-based vesting. Our Compensation Committee is in the process of considering the structure and terms of our equity compensation program going forward.

Equity purchase program

In addition to our long-term equity incentive program, our current named executive officers have further increased their ownership stakes in the Company by electing to purchase our shares pursuant to our management equity investment program in 2011. Messrs. Travis, Moses, Costello, Twohig and Mitchell made investments in our shares prior to our decision to go public in 2011 in an amount equal to $600,000, $250,000, $250,000, $65,195, and $176,078, respectively. All shares were purchased at fair market value.

Retirement and welfare benefits

We provide our executive officers with access to the same benefits we provide to all of our full-time employees. In addition to the standard company Long-Term Disability policy, we offer executives the opportunity to participate in a supplemental Long-Term Disability policy at no additional cost to them except for taxes on the imputed income associated with this benefit.

In addition to our standard 401(k) retirement savings plan available to all employees, we have established a non-qualified deferred compensation plan for senior employees, including our named executive officers. The plan allows participants to defer certain elements of their compensation with the potential to receive earnings on deferred amounts. We believe this plan is an important retention and recruitment tool because it helps facilitate retirement savings and provides financial flexibility for our key employees, and because many of the companies with which we compete for executive talent provide a similar plan to their key employees.

Executive perquisites

Perquisites are generally provided to help us attract and retain top performing employees for key positions. Our primary perquisite for our current named executive officers had been a flexible allowance generally in the amount of $20,000 per annum (with lesser amounts as determined by the Compensation Committee). In connection with the IPO, management recommended and the Compensation Committee approved the elimination of the flexible allowance for our named executive officers and the other direct reports of Mr. Travis. This allowance was replaced with an increase in base salary of $11,000 for Mr. Travis (which is reflected in his amended and restated employment agreement described below), $13,000 for Mr. Moses and $15,000 for Messrs. Costello, Twohig and Mitchell. We have also provided our named executive officers with relocation benefits to facilitate their relocation, including short-term cash supplements. We also provide our named executive officers with a limited number of sporting event tickets. The costs associated with all perquisites are included in the Summary Compensation table.

Fiscal 2011 compensation

Base salaries

In light of the economic conditions affecting the Company at the end of 2009, none of our named executive officers received an increase in base salary during 2010. Improved economic conditions permitted the Compensation Committee to consider salary increases in calendar 2011, and two of our named executive officers received an increase in base salary as part of our annual salary review process in 2011. This review process typically occurs in March of each year. Mr. Costello received an increase of 3.0% and Mr. Mitchell received an increase of 6.7%. The salary increases granted to Messrs. Costello and Mitchell reflected their individual job performance, internal equity considerations, external competitiveness and individual job responsibilities. None of our other named executives received a salary increase as part of the annual salary review process in 2011. Mr. Travis’ salary is determined in accordance with his employment agreement; Mr. Moses commenced employment with Dunkin’ Brands in November 2010 and was considered ineligible for a 2011 salary increase due to the timing of his employment commencement relative to the salary review process; and Mr. Twohig’s salary was held flat in view of the decision made by the Compensation Committee in fiscal 2010 to forgive an outstanding loan that was made to him in connection with a lawsuit brought by his prior employer related to his employment with Dunkin’ Brands.

As described in the preceding section (“Compensation Discussion and Analysis—Elements of named executive officer compensation—Executive perquisites”), all of our named executives received a base salary increase in connection with the elimination of their flexible allowance that took place in May 2011. Except in the case of Mr. Mitchell, the annual amount of each salary increase was less than the annual amount of the flexible allowance. Given that any increase in base salary impacts target annual bonus opportunities, the Compensation Committee decided to approve an increase that was generally lower than the value of the benefit that had been relinquished.

Short-term incentive awards

The target incentive (as a percentage of base salary) established under the STI Plan and payable to each named executive officer if achievement relative to the 2011 global EBITDA target resulted in a fully funded plan and, if applicable, the named executive officer achieved each of his or her Primary, Secondary and Personal goals was:

	Target STI as a % of base salary

Named executive officer	Threshold %	Target %	Maximum %(1)

Nigel Travis	25%	100%	150%
Neil Moses	18.75%	75%	150%
John Costello	12.5%	50%	100%
Paul Twohig	12.5%	50%	100%
William Mitchell(2)	12.5%	50%	100%
Neal Yanofsky(3)	12.5%	50%	100%

(1)	Mr. Travis’ maximum percentage is established by the terms of his respective employment agreement. For the other named executive officers, the maximum percentage is equal to 200% of the individual’s incentive target.

(2)	Mr. Mitchell’s incentive target was increased from 40% to 50% effective March 27, 2011 in connection with his promotion to Chief Brand Officer, Baskin-Robbins U.S. His effective target percentage, used to calculate his 2011 STI Plan award, was pro-rated at 47.3%.

(3)	Mr. Yanofsky’s annual bonus for fiscal 2011, had he remained employed for the full fiscal year, would have been prorated based on the number of days he was employed during the year.

Full funding (100% of target funding) for the STI Plan was contingent on achievement of our global EBITDA target of $300.4 million. The funding threshold level (25% of target funding) was contingent on achievement of 95% of the global EBITDA target, meaning that if global EBITDA performance achievement fell below $285.3 million, no funding would be achieved under the plan and no payments would be made under it. The maximum funding level for the STI Plan (200% of target funding) was contingent on the achievement of 105% of the global EBITDA target, or achievement of $315.4 million of global EBITDA.

Our 2011 global EBITDA performance per our STI Plan before adjustment was $303.4 million, or 101% of our EBITDA target. This translated to a funding level of 120% of target funding in accordance with the funding schedule of the STI Plan, which determines funding between target funding and maximum funding on a straight-line basis. The Compensation Committee approved this funding level for 2011.

Once the level of funding was approved, our Chief Executive Officer recommended to the Compensation Committee amounts to be paid to each named executive officer (other than himself) under the STI Plan based on that individual’s performance against his Primary, Secondary and Personal goals. The determination of the amount that each individual received that was based upon achievement of the Primary and Secondary business goals was formulaic, as shown in the table below. The determination of the amount that each individual received that was based on the achievement of Personal goals was based on the Compensation Committee’s assessment (after consideration of the Chief Executive Officer’s recommendation) of the individual’s performance against his individual goals. For 2011, each named executive officer was determined to have achieved his Personal goals in full. In addition, after considering our strong overall results, especially at the Dunkin’ Brands level, and the role each respective named executive officer played in achieving those results, our Chief Executive Officer recommended to the Compensation Committee, and the Compensation Committee approved, that each of Messrs. Moses, Costello and Twohig be entitled to receive an additional discretionary bonus to recognize the contributions they made to the strong performance of Dunkin’ Brands during fiscal 2011. The table below lists the payouts to each named executive officer as a percentage of eligible base salary earnings and as a percentage of his target award.

Named executive officer	Target STI plan % payout (% of base salary)	Actual award % (% of base salary)	Actual award % (% of target award)

Nigel Travis	100%	123.7%	123.7%
Neil Moses	75%	96.0%	128.1%
John Costello	50%	63.9%	127.8%
Paul Twohig	50%	66.1%	132.2%
William Mitchell	47.3%	53.3%	122.1%
Neal Yanofsky(1)	—	—	—

(1)	Mr. Yanofsky forfeited his annual bonus award upon termination of his employment.

The formula for calculating Mr. Travis’ incentive payout differs from all other employees. Based on the formula contained in his employment agreement, for EBITDA performance between 100% and 105% of target, which was the level achieved for 2011, Mr. Travis was entitled to receive an annual incentive payout equal to 100% of his base salary. This percentage is equal to but not greater than his target incentive. Following the close of our 2011 fiscal year, the Compensation Committee considered the calculation specified in his employment agreement, and decided instead to calculate Mr. Travis’ annual incentive payout in a manner consistent with the Dunkin’ Brands Leadership Team (Leadership Team) members, which includes all of our named executive officers. The Compensation Committee approved a payout to Mr. Travis equal to 123.7% of his target payout, which is equal to the average payout percentage of the Leadership Team. In making this decision, the Compensation Committee recognized the above-target financial performance of the Company, the substantial progress made towards key business objectives and the achievement of a successful IPO and secondary offering in 2011. We intend to modify Mr. Travis’ employment agreement in 2012 so that his annual incentive award will be calculated in the same manner as the other participants in the STI Plan. For each of the other named executive officers, the award payout was determined as follows:

Primary and Secondary Business Goals(1)	Target Performance	Actual Performance	% Earned

Dunkin’ Brands Inc. Global Total Revenue ($MM)	$598.4	$614.4	125%
Dunkin’ Brands Inc. U.S. Comparable Sales	3.53%	4.76%	132.5%
Dunkin’ Brands Inc. International System Wide-Sales ($MM)	$1,946.8	$1,830.8	70%
Baskin Robbins U.S. Comparable Sales	-1.70%	0.51%	172.5%
Baskin Robbins Total U.S. Revenue ($MM)	$42.7	$41.8	65.6%

(1)	Each metric is as defined under the STI Plan or award agreements granted thereunder.

	Weighted Contribution Toward STI Plan Payout

Named executive officer	Primary and Secondary Business Goals (65% of total opportunity)(1)	Personal Goals EBITDA and STI Plan funding (35% of total opportunity)(2)	Adjustment to Personal Goals(3)	Actual award % (% of target award)

Neil Moses	79.8%	42%	6.3%	128.1%
John Costello	79.5%	42%	6.3%	127.8%
Paul Twohig	83.9%	42%	6.3%	132.2%
William Mitchell	80.1%	42%	—	122.1%
Neal Yanofsky	—	—	—	—

(1)	Represents the earned portion of the award with respect to each of our named executive officer’s Primary and Secondary business goals based on performance results described in the preceding table and the applicable weightings described above under “Compensation Discussion and Analysis—Elements of named executive officer compensation—Short-term incentive plan”.

(2)	Represents the preliminary EBITDA-based funding level multiplied by the remaining portion of the award (35%).

(3)	Represents the additional discretionary bonus awarded to Messrs. Moses, Costello and Twohig as described above.

Long-term equity incentive awards

In 2011, all of our named executive officers received equity-based awards except for Mr. Travis. Our Compensation Committee granted stock options to Messrs. Moses and Mitchell in connection with the commencement of their employment, which began in the latter half of 2010. They also granted Mr. Yanofsky an option award and an award of restricted stock in connection with our IPO. These grants to Mr. Yanofsky were in lieu of grants which would have been made upon his commencement of employment with us, but given that we were in the process of the IPO, the Compensation Committee decided to wait and make these grants in connection with our IPO. Our Board granted stock options to Messrs. Costello and Twohig both prior to and following the IPO primarily as a means to encourage their continued employment with the company. The

Compensation Committee determined that, given the level of Mr. Travis’ equity holdings, no equity-based awards would be granted to him during fiscal 2011. Messrs. Moses, Costello, Twohig, Mitchell and Yanofsky’s option grants made prior to, or in connection with, the IPO were apportioned into two “tranches”, with tranche 4 consisting of time-based options and tranche 5 consisting of stock options containing both time- and performance-vesting criteria, as described above. Mr. Yanofsky’s restricted stock grant would have vested 40% after two years, and in 20% annual installments thereafter. Mr. Yanofsky forfeited his stock option and restricted stock grants upon his termination of employment. As noted above, following our IPO we have only granted stock options subject to time-based vesting. The options granted to Messrs. Costello and Twohig vest in four annual installments, subject to continued employment.

Employment and termination agreements

Employment agreements and letters

Each named executive officer is entitled to certain payments and benefits upon a qualifying termination, including salary continuation, as more fully described below under “Potential payments upon termination or change in control”. These severance benefits are provided pursuant to individual employment agreements or offer letters.

Prior to the IPO, we provided substantially similar benefits to our named executive officers, other than our Chief Executive Officer, under our Executive Severance Pay Plan, in which Messrs. Moses, Costello, Twohig and Mitchell participated. To give us greater flexibility, we decided to terminate this plan and to provide, in our discretion or pursuant to individual offer letters or employment agreements, individual entitlements to severance, if any.

Equity compensation

As more fully described below in the section entitled “Potential payments upon termination or change in control,” certain of our named executive officer’s stock option and restricted stock agreements also provide for accelerated vesting upon a change in control.

Employment agreements with named executive officers

We have entered into an employment agreement with Mr. Travis and offer letters with each of our other named executive officers. We have also entered into a separation agreement with Mr. Yanofsky. The material terms of these agreements and letters are summarized below.

Employment Agreement with Mr. Travis. In connection with our IPO, we amended and restated Mr. Travis’ employment agreement to, among other things, extend the term to a five-year term commencing in May 2011. Under his amended and restated employment agreement, Mr. Travis is entitled to receive an annual base salary of $861,000 and is eligible for a target annual incentive bonus of 100% of his base salary, which can be increased up to 150% if we achieve certain EBITDA goals. The amended and restated agreement also provides for certain payments and benefits to be provided upon a qualifying termination of Mr. Travis’ employment, as described below under “Potential payments upon termination or change of control.” Mr. Travis has agreed to confidentiality obligations during and after employment and has agreed to non-competition and non-solicitation obligations during his employment and for two years following the termination of his employment. As described above under “—Fiscal 2011 compensation,” we intend to modify Mr. Travis’ employment agreement in 2012 so that his annual incentive award will be calculated in the same manner as the other participants in the STI Plan.

Letter Agreements with Messrs. Moses, Costello, Twohig and Mitchell. Messrs. Moses, Costello, Twohig and Mitchell are parties to offer letter agreements with the Company that provide for a certain level of base salary, eligibility to participate in the Company’s STI Plan with specified target bonus opportunities under this plan, a flexible allowance, and, for certain executive officers, reimbursement for relocation expenses incurred in connection with the executive’s relocation to Massachusetts. The offer letters also provide for certain payments to be provided upon a termination of the named executive officer’s employment other than for cause, as described below under “Potential payments upon termination or change of control.”

Under the terms of their respective letter agreements, each named executive officer has agreed to confidentiality obligations during and after employment and each has agreed to non-competition and non-solicitation obligations during and for one year following employment termination.

Letter and Separation Agreements with Mr. Yanofsky. Mr. Yanofsky entered into an offer letter agreement with the Company in fiscal 2011 which provided for a certain level of base salary and eligibility to participate in the Company’s STI Plan with a specified target bonus opportunity under such plan. The offer letter agreement provided that in the event of a termination of Mr. Yanofsky’s employment without cause, in exchange for a release of claims, he would be entitled to receive severance in an amount equal to twelve months of base salary, payable in the same manner and at the same time as the Company’s payroll. In connection with Mr. Yanofsky’s employment termination, we entered into a separation agreement with him pursuant to which he received, in addition to this level of severance, three months of the Company’s payment of its portion of his COBRA premiums and twelve months of outplacement services.

Employee benefits and perquisites

All of our full-time employees in the United States, including our named executive officers, are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees, including our named executive officers, may elect to defer a portion of their salary and receive a Company match of up to 4% of salary for fiscal 2011, subject to limits set forth in the Internal Revenue Code of 1986, as amended (Code).

All of our full-time employees in the United States, which includes all of our named executive officers, are eligible to participate in our health and welfare plans. Generally, we share the costs for such plans with the employee. The Company cost of executive-level health and welfare benefits as well as the flexible allowance and other benefits and perquisites for our named executive officers for fiscal 2011 is reflected under the “All other compensation” column in the “2011 Summary compensation table.”

Clawbacks; Risk Assessment

The Compensation Committee currently has the ability to “clawback” awards under our 2011 Omnibus Long-Term Incentive Plan to the extent required by applicable federal or state law. In addition, the Compensation Committee intends to adopt a “clawback” policy once the SEC rules are finalized with respect to the same. We have adopted an insider trading policy that will prohibit insiders from hedging their ownership of our common stock or pledging shares of common stock. The Company does not believe that the risks arising from our compensation practices are reasonably likely to have a material adverse effect on the Company.

Tax and accounting considerations

Section 162(m) of the Code disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for a company’s named executive officers, other than its chief financial officer, unless compensation qualifies as performance-based under such section. As we were not publicly traded prior to the IPO, our Compensation Committee did not previously take the deductibility limit imposed by Section 162(m) into consideration in setting compensation. At such time as we are subject to the deduction limitations of Section 162(m), we expect that our Compensation Committee may seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, our Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions, in whole or in part, under Section 162(m) or that may otherwise be limited as to tax deductibility.

Our Compensation Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this registration statement.

Compensation Committee

Anthony DiNovi

Sandra Horbach

Mark Nunnelly

2011 SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation paid to or earned by our named executive officers for fiscal 2010 and 2011:

Name and principal position	Year	Salary ($)(2)		Bonus ($)(3)	Stock Awards ($)(4)	Option awards ($)(5)		Non-equity incentive plan compensation ($)(6)		All other compensation ($)(7)		Total ($)

(a)	(b)	(c)		(d)	(e)	(f)		(g)		(h)		(i)
Nigel Travis Chief Executive Officer	2011 2010	$ $	873,750 850,000	— —	— —	$	— 4,012,500	$ $	1,060,086 637,500	$ $	24,089 37,250	$ $	1,957,925 5,533,250

Neil Moses, III Chief Financial Officer	2011 2010	$ $	492,635 43,698	— —	— —		$1,215,500 —	$ $	463,861 22,978	$ $	25,053 1,846	$ $	2,197,049 68,522

John Costello Chief Global Marketing and Innovation Officer	2011 2010	$ $	530,962 500,000	— —	— —	$ $	1,308,000 324,000	$ $	332,403 182,000	$ $	55,539 151,257	$ $	2,226,904 1,157,257

Paul Twohig Chief Operating Officer, Dunkin’ Donuts U.S.	2011 2010	$ $	392,019 375,000	— —	— —	$ $	817,950 275,400	$ $	240,584 152,144	$ $	25,543 924,995	$ $	1,476,097 1,727,539

William Mitchell Chief Brand Officer, Baskin-Robbins U.S.	2011		$330,962	—	—		$475,150		$187,789		$15,893		$1,009,794

Neal Yanofsky Former President – International, Dunkin’ Brands(1)	2011		$200,624	$40,000	$1,235,000		$1,523,791		—		$128,017		$3,127,432

(1)	Mr. Yanofsky commenced employment with the Company on May 2, 2011 and his employment terminated on September 22, 2011. The amounts shown for Mr. Yanofsky reflects his compensation for the portion of 2011 during which he was employed by the Company.

(2)	Amounts shown in column (c) are not reduced to reflect the named executive officer’s elections, if any, to defer receipt of salary into either of the Company’s Non-Qualified Deferred Compensation or 401(k) Plans.

(3)	Amounts shown in column (d) reflect a sign-on bonus paid to Mr. Yanofsky upon commencement of his employment in May 2011 pursuant to the terms of his offer letter agreement.

(4)	The amount shown in column (e) represents the dollar amount of the aggregate grant date fair value of the restricted stock awards granted to Mr. Yanofsky during 2011, determined in accordance with ASC Topic 718 and based on a grant date fair value of a share of common stock equal to $19.00, the per share offering price of our common stock in the IPO. Mr. Yanofsky forfeited his restricted stock award upon his termination of employment in September 2011.

(5)	The amounts shown in column (f) represent the dollar amounts of the aggregate grant date fair value of stock option awards determined in accordance with ASC Topic 718. These amounts do not reflect actual amounts paid to or realized by the named executive officers and exclude the effect of estimated forfeitures. With respect to options granted in 2010, the underlying valuation assumptions are discussed in Note 13 to our consolidated financial statements for the fiscal year ended December 25, 2010, included in our Registration Statement on Form S-1, filed with the SEC on November 1, 2011. With respect to options granted in 2011, the underlying valuation assumptions are discussed in Note 13 to our consolidated financial statements for the fiscal year ended December 30, 2011, included elsewhere in this prospectus. Mr. Yanofsky forfeited his option award upon his termination of employment in September 2011.

(6)	Amounts shown in column (g) represent the named executive officer’s bonus payouts pursuant to the STI Plan. These payout amounts were based on the attainment of certain pre—established performance targets. Please refer to the sections titled “Compensation Discussion and Analysis—Elements of named executive officer compensation—Short term incentive plan” and “Compensation Discussion and Analysis—Fiscal 2011 compensation—Short-term incentive awards” above.

(7)	Amounts shown in column (h) include the following items, as applicable to each named executive officer:

Name and principal position	Year	Flexible allowance and event tickets ($)(i)		Company- Paid premiums for LTD coverage ($)		Relocation expenses ($)			Executive physicals ($)		401(k) company match contributions ($)		Other ($)

Nigel Travis Chief Executive Officer	2011 2010	$ $	12,123 24,000		— —		— —		$ $	2,150 3,450	$ $	9,800 9,800		$16 —

Neil Moses Chief Financial Officer	2011 2010	$ $	9,388 1,846		$2,695 —		— —			$3,150 —		$9,800 —		$20 —

John Costello Chief Global Marketing & Innovation Officer	2011 2010	$ $	9,388 22,000	$ $	3,640 3,224	$ $	34,615 119,263	(ii) (ii)		— —	$ $	9,800 8,769		$20 —

Paul Twohig Chief Operating Officer, Dunkin’ Donuts U.S.	2011 2010	$ $	11,335 15,858	$ $	4,387 3,564	$	— 518,966	(iii)		— —	$ $	9,800 5,481	$ $	22 383,126	(iv)

William Mitchell Chief Brand Officer, Baskin-Robbins U.S.	2011		$7,144		$2,260		—			—		$6,477		$13

Neal Yanofsky Former President – International, Dunkin’ Brands	2011		$10,080		$1,451		—			—		$1,102		$115,385	(v)

(i)	Amounts shown with respect to 2010 for Messrs. Travis, Moses, Costello and Twohig consist of a cash allowance paid to each named executive officer at the rate of $20,000 per annum to be used at his discretion as a car allowance or otherwise (Flexible Allowance) (Messrs. Travis and Costello, each $20,000; Mr. Moses, $1,846; and Mr. Twohig, $13,858), plus the face value of sporting event tickets provided to them. Amounts shown with respect to 2011 consist of a pro-rated Flexible Allowance (Mr. Travis $7,308; Mr. Moses, $7,692; Mr. Costello, $7,692; Mr. Twohig, $9,522; Mr. Mitchell, $5,330; and Mr. Yanofsky, $8,000) plus the face value of sporting event tickets provided to them.

(ii)	Amount shown reflects costs associated with Mr. Costello’s relocation to Massachusetts, consisting of reimbursement of the costs of rental housing in Boston ($100,000 with respect to 2010 and $34,615 with respect to 2011), and with respect to 2010, $2,585 for pre-move house hunting, $7,628 for temporary living, $48 for trips between locations, $960 for property management/rental assistance and a “gross-up” of $8,042 to cover taxes on his relocation benefits. The reimbursement of the costs of rental housing in Boston ceased effective April 23, 2011.

(iii)	Amount shown reflects costs associated with Mr. Twohig’s relocation to Massachusetts. Included in this amount is a reimbursement of $250,000 relating to a capital loss on the sale of his home and $208,066 in tax gross-up expenses.

(iv)	Amount shown reflects the forgiveness of a $375,000 principal loan amount and related interest associated with Mr. Twohig’s settlement with his former employer regarding the alleged violation of a non-compete agreement.

(v)	Amount shown reflects the severance benefits paid to Mr. Yanofsky in connection with his termination of employment and in accordance with the terms of his offer letter agreement and separation agreement.

GRANTS OF PLAN-BASED AWARDS TABLE IN 2011

				Potential Future Payouts Under Non-Equity Incentive Plan Awards			Potential Future Payouts Under Equity Incentive Plans			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (4)	Exercise or Base price of Option Awards ($/Sh) (5)	Grant Date Fair Value of Stock and Awards ($)(6)
Name	Type of award	Approval Date	Grant date	Threshold ($)(2)	Target ($)(2)	Maxi- mum ($)(2)	Threshold (#)	Target (#)(3)	Maxi- mum (#)

Nigel Travis	Annual Incentive(1)			214,245	856,981	1,285,472

Neil Moses	Annual Incentive			90,563	362,250	724,500
	Stock Options		3/9/2011					168,563			72,241	7.31	1,215,500

John Costello	Annual Incentive			65,024	260,096	520,192
	Stock Options		3/9/2011					30,647			13,134	7.31	221,000
	Stock Options		12/12/2011								100,000	25.18	1,087,230

Paul Twohig	Annual Incentive			45,505	182,019	364,039
	Stock Options		3/9/2012					22,985			9,851	7.31	165,750
	Stock Options		12/12/2011								60,000	25.18	652,338

William Mitchell	Annual Incentive			38,462	153,846	307,692
	Stock Options		3/9/2011					65,893			28,239	7.31	475,150

Neal Yanofsky	Annual Incentive			41,667	166,667	333,334
	Restricted Stock Award		7/26/2011							65,000		19.00	1,235,000	(7)
	Stock Options(8)		7/26/2011					108,500			46,500	19.00	1,523,791

(1)	Non-equity incentive plan compensation for Mr. Travis is determined and defined according to the terms of his employment agreement, but is based on achievement against the performance targets established under the STI Plan. In general, Mr. Travis is entitled to receive a bonus based on the Company’s achievement of an EBITDA target. The terms of Mr. Travis’ bonus are described in the narrative summary following this table.

(2)	Except for Mr. Travis as noted in (1) above, these figures represent threshold, target and maximum bonus opportunities under the STI plan. For Mr. Travis, his bonus opportunities are provided in his employment agreement. The actual amount of the bonus earned by each named executive officer for fiscal 2011 is reported in the summary compensation table. For a description of the performance targets relating to the STI plan, please refer to the sections titled “Compensation Discussion and Analysis—Elements of named executive officer compensation—Short term incentive plan” and “Compensation Discussion and Analysis—Fiscal 2011 compensation—Short-term incentive awards” above.

(3)	All stock option awards included in this column are granted under the Company’s 2006 Equity Incentive Plan and are options to purchase shares of our common stock. Stock options shown in this column are tranche 5 options subject to performance-based and service-based vesting conditions, have a ten-year term and will vest only upon satisfaction of applicable performance criteria, as described below.

(4)	The stock options granted to Messrs. Costello and Twohig on December 12, 2011 were granted under the Company’s 2011 Omnibus Long-Term Incentive Plan. The stock options awarded to Messrs. Moses, Costello, Twohig and Mitchell on March 9, 2011 are tranche 4 options which were granted under the 2006 Equity Incentive Plan. All stock option awards in this column are options to purchase shares of our common stock, have a ten-year term and are subject to service-based vesting, as described below.

(5)	The exercise price of stock options is the fair market value of a share of our common stock on the date of grant. The exercise price of the stock options granted to Messrs. Costello and Twohig on December 12, 2011 was determined using the closing price of a share of our common stock on The NASDAQ Global Select Market on the date of grant. The exercise price for the stock options granted to Mr. Yanofsky were determined based on the per share offering price of our common stock in the IPO. The exercise price of the stock options granted to Messrs. Moses, Costello, Twohig and Mitchell on March 9, 2011 was determined by the Board under the 2006 Equity Incentive Plan and based on a valuation provided by an independent consultant.

(6)	Amounts shown in this column, with respect to stock options, reflect the fair value of the stock option awards on the date of grant determined in accordance with ASC Topic 718. These amounts do not reflect actual amounts paid to or realized by the named executive officers and exclude the effect of estimated forfeitures. The underlying valuation assumptions for option awards are further discussed in Note 13 to our consolidated financial statements for fiscal year ended December 30, 2011, included elsewhere in this prospectus.

(7)	The amount represents the dollar amount of the aggregate grant date fair value of the restricted stock awards granted to Mr. Yanofsky during 2011, determined in accordance with ASC Topic 718 and based on a grant date fair value of a share of common stock equal to $19.00, the per share offering price of our common stock in the IPO. Mr. Yanofsky forfeited his restricted stock award upon his termination of employment on September 22, 2011.

(8)	The stock options awarded to Mr. Yanofsky were granted under the 2006 Equity Incentive Plan and are subject to service-based vesting, as described below. Mr. Yanofsky forfeited this stock option grant upon the termination of his employment on September 22, 2011.

Narrative disclosure to summary compensation table and grants of plan-based awards table

Each of our named executive officers is party to an employment agreement (in the case of Mr. Travis) or an offer letter (in the case of all other named executive officers) that provides for a base salary and other benefits, as described above in the Compensation Discussion and Analysis. Mr. Yanofsky had been a party to an offer letter during his employment with us. All of our named executive officers were eligible to participate in our Non-Qualified Deferred Compensation Plan, the STI Plan, our 2006 Equity Incentive Plan and/or our 2011 Omnibus Long-Term Incentive Plan and our benefit plans and programs for all or a portion of fiscal 2011. Mr. Travis’ annual incentive entitlement is set forth in his employment agreement. Under Mr. Travis’ employment agreement, he is entitled to receive a bonus based on an EBITDA target set by the Board, which has delegated this authority to the Compensation Committee for each year during the term of the agreement. If targeted EBITDA is achieved, he will be entitled to receive a bonus equal to 100% of base salary. If EBITDA for the year exceeds target by at least 5% or more, he will be entitled to receive a bonus of up to 150% of base salary. If target EBITDA is not achieved, but EBITDA for the year is greater than 95% of target, he may receive a bonus at the discretion of the Compensation Committee. The EBITDA targets for Mr. Travis’ bonus are established by the Compensation Committee under the STI Plan. All other named executive officers’ bonuses are established and determined under the STI Plan, as more fully described in the Compensation Discussion and Analysis above.

With the exception of option awards granted to Messrs. Costello and Twohig, discussed below, all option awards were granted under the 2006 Equity Incentive Plan and have a 10-year term. Options that are subject only to service-based vesting conditions (tranche 4 options) vest in equal annual installments over five years, beginning on the vesting commencement date (typically, the first anniversary of the grant date) or, if earlier, upon or following a change of control (as described below under “Potential payments upon termination or change of control”). Options that are subject to both performance-based and service-based vesting conditions (tranche 5 options) generally become eligible to vest in equal installments over five years, beginning on the vesting commencement date or, if earlier, upon or following a change of control (as described below under “Potential payments upon termination or change of control”), but will vest and become exercisable only if and when the applicable performance condition is satisfied. The performance condition is satisfied by the Sponsors’ receipt of a targeted return on their initial investment in the Company, measured at the time of a sale or disposition by the Sponsors of all or a portion of the Company. If the Sponsors receive a specified level of investment return on such sale or disposition, the performance condition is met for a percentage of tranche 5 options equal to the percentage of shares sold by the Sponsors to that point. If, in the cumulative sale or disposition, the Sponsors receive a specified level of return on their entire original investment, the performance condition is met for 100% of the tranche 5 options. If the performance condition is achieved, but the service condition is not, the tranche remains subject to the time-based vesting schedule described above. Mr. Travis was given service credit for both his tranche 4 and tranche 5 options for the period of time that elapsed between the date he commenced employment with us and the date his stock options were granted to him, which resulted in 20% of his tranche 4 stock options being fully vested and 20% of his tranche 5 stock options being fully eligible to vest on the date granted.

Option awards were granted to Messrs. Costello and Twohig in December 2011 under our 2011 Omnibus Long-Term Incentive Plan. These options are subject only to service-based vesting conditions, have a ten-year term and vest in equal annual installments over four years beginning on the first anniversary of the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL-YEAR END

	OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exerciseable (1)	Number of Securities Underlying Unexercised Options (#) Unexerciseable (1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)(3)	Option Expiration Date(4)

Nigel Travis	547,070	492,556		1,696,800	3.02	2/23/2020
Neil Moses	—	72,242		168,564	7.31
John Costello	21,881	52,539		144,493	3.02	2/23/2020
		13,135		30,647	7.31	3/9/2021
		100,000			25.18	12/12/2021
Paul Twohig	18,599	44,658		122,819	3.02	2/23/2020
		9,851		22,986	7.31	3/9/2021
		60,000			25.18	12/12/2021
William Mitchell	—	28,240	(1)	65,893	7.31	3/9/2021
Neal Yanofsky	—	—		—	—

(1)	Reflects stock options that vest based on service-based vesting conditions. Stock option grants made on or before our IPO vest in equal annual installments over five years, beginning on the first anniversary of the grant date. 50% of outstanding options vest upon a change of control and any remaining unvested options will vest on the first anniversary of the change of control (so long as the named executive officer remains employed through that date). Option grants made after our IPO vest in annual equal installments over 4 years, beginning on the first anniversary of the grant date. For Mr. Travis, the numbers in the table reflect a decision by the Compensation Committee to accelerate the vesting of his options by one year (20%) to reflect the time that had passed between his hire date of January 20, 2009 and February 23, 2010, the grant date of the options.

(2)	Reflects tranche 5 options that are subject to performance-based and service-based vesting conditions for which the performance conditions had not been satisfied as of the end of fiscal 2011. These options are eligible to vest in equal annual installments over five years, beginning on the first anniversary of the grant date. 50% of outstanding options become eligible to vest immediately prior to a change of control and any remaining unvested options will become eligible to vest on the first anniversary of the change of control (so long as the named executive officer remains employed through that date). Vesting, however, will not occur unless the performance conditions associated with the stock options are achieved.

(3)	The exercise price of stock options is the fair market value of a share of our common stock on the grant date. This was $0.66 in the case of grants made on February 23, 2010 and $1.60 in the case of grants made on March 9, 2011. Prior to our IPO, fair market value was determined by the Board based on a valuation provided by an independent third party valuation firm. These exercise prices were adjusted to $3.02 and $7.31, respectively, in connection with the reverse stock split that occurred immediately prior to our IPO. The exercise price for grants made to Messrs. Costello and Twohig on December 12, 2011 was determined using the closing price of our common stock on The NASDAQ Global Select Market on this date.

(4)	All options have a ten-year term.

OPTION EXERCISES AND STOCK VESTED

No named executive officer exercised stock options during fiscal 2011 and no stock awards held by our named executive officers vested during fiscal 2011.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions In Last Fiscal Year(1)	Registrant Contributions In Last Fiscal Year(2)	Aggregate Earnings In Last Fiscal Year(3)	Aggregate Withdrawals / Distributions	Aggregate Balance At Last Fiscal Year End

Nigel Travis	$209,340	—	$(20,064)	—	$396,524
Neil Moses	—	—	—	—	—
John Costello	—	—	—	—	—
Paul Twohig	—	—	—	—	—
William Mitchell	—	—	—	—	—
Neal Yanofsky	—	—	—	—	—

(1)	All amounts contributed by our named executive officers in the last fiscal year have also been reported in the Summary Compensation Table

(2)	No company contributions were made into this plan for fiscal 2011 on behalf of our named executive officers.

(3)	Reflects market-based earnings on amounts credited to participants under the plan. Investment choices are available within the plan and the Company provides credits or debits to deferred compensation accounts based on the performance of the investment choices selected.

The Deferred Compensation Plan is an unfunded, nonqualified deferred compensation plan that is available to executives and key employees of the Company. Under the Deferred Compensation Plan, our named executive officers and other eligible employees can elect to defer each year up to 50% of base salary and up to 100% of annual cash incentive awards (with a minimum deferral amount of $5,000). Although the Company has the discretion to provide matching credits under the plan, no matching credits were provided for fiscal 2011. All amounts credited to a participant’s account under the plan are notionally invested in mutual funds or other investments available in the market. The Company does not provide above-market or preferential earnings on deferred compensation. Amounts under the plan are generally distributed in a lump sum upon a participant’s separation from service, disability or a date selected by the participant (at least three years after the year of deferral). A participant who separates from service at or after age 50 may elect to receive distributions in a lump sum or in installments and may defer commencement of distributions following separation up to age 65. The Company has established a rabbi trust to assist in meeting a portion of its obligations under the plan. Upon a change in control, the Company will appoint an independent trustee to administer the trust and will fund the trust in an amount sufficient to satisfy all obligations under the plan. In addition, during the 12-month period following a change in control, the Company will continue to maintain the notional investment options available under the plan including, if applicable, any fixed rate fund (using an annual interest equivalent factor equal to the highest factor in effect during the 24 months prior to the change in control).

Potential payments upon termination or change in control

Each of our named executive officers is entitled to receive certain benefits upon a qualifying termination of employment.

Employment Agreement with Mr. Travis. Mr. Travis’ employment agreement was amended and restated effective May 3, 2011. Under Mr. Travis’ amended and restated employment agreement, if his employment is terminated other than for cause or performance-based cause or if he resigns for good reason, he will be entitled to receive a lump-sum payment equal to two times the average annual base salary paid to him during the two years preceding the date his employment terminates. If such termination occurred prior to January 6, 2012, he would also have been entitled to receive a lump-sum payment equal to two times the average performance-based cash bonuses paid to him during the two years preceding such termination of employment. Performance-based cause is defined in Mr. Travis’ agreement generally as a failure by Mr. Travis to perform his duties to the reasonable standards set by the Board, which failure did not rise to the level of “cause.” He will also be entitled to a pro-rata bonus for the year in which such termination occurred, determined based on actual performance. In addition, Mr. Travis will be entitled to premium costs for participation in our medical and dental plans for eighteen months following employment termination. Mr. Travis’ receipt of these severance benefits is conditioned on his signing and not revoking a full release of claims in favor of the Company.

All Other Named Executive Officers. Messrs. Moses, Costello, Twohig and Mitchell are entitled to certain severance benefits under their offer letters, as amended. In the event of a termination of employment without cause, each executive will receive severance in an amount equal to twelve months of base salary, payable in the same manner and at the same time as the Company’s payroll. In addition, if the executive makes a timely election to receive COBRA health care continuation coverage, the executive’s monthly COBRA premium for the first three months following the date of termination will equal the premiums paid by an active employee for such coverage immediately prior to the termination date. Each executive is also entitled to six months of outplacement services, which can be extended by the Company for an additional six months, in its discretion.

Each named executive officer (including Mr. Travis), upon his separation, is also entitled to receive any accrued but unpaid salary and vacation, as well as any earned but unpaid annual bonus for the preceding fiscal year.

Each named executive officer’s right to receive severance payments and benefits is conditioned upon his or her signing and not revoking a full release of claims in favor of the Company.

Mr. Yanofsky had been party to an offer letter that provided him with severance in an amount equal to twelve months of base salary paid in the form of salary continuation upon a termination of his employment by the Company without cause. In connection with Mr. Yanofsky’s employment termination in September 2011, the Company entered into a separation agreement with him pursuant to which, in exchange for a release of claims, he received twelve months of salary continuation and twelve months of outplacement services. In addition, if he made a timely election to receive COBRA health care continuation coverage, his monthly COBRA premiums for the three months following the date of termination would equal the premiums paid by an active employee for such coverage immediately prior to his termination. The aggregate amount of severance benefits that Mr. Yanofsky is entitled to is $523,665.

Restrictive Covenants. Under the terms of their respective agreements, each of Messrs. Moses, Costello, Twohig and Mitchell has agreed to confidentiality obligations during and after employment. Under his employment agreement, Mr. Travis has agreed to non-competition and non-solicitation obligations during and for two years following employment termination. Each of Messrs. Moses, Costello, Twohig and Mitchell has agreed to non-competition and non-solicitation obligations during and for one year following employment termination.

Change in control

With the exception of the stock options granted to Messrs. Costello and Twohig in December 2011, all outstanding stock options held by our named executive officers have change in control vesting provisions. According to the terms of each option grant, eligible participants are entitled to accelerated vesting, immediately upon a change in control, of 50% of their then-unvested time-based (tranche 4) stock options. Any remaining unvested time-based (tranche 4) stock options will vest on the first anniversary of the change in control (so long as the participant remains employed through that date). Similarly, up to 50% of the then-unvested performance-based (tranche 5) stock options would become eligible to vest immediately prior to the change in control, and the remaining performance-based (tranche 5) stock options would become eligible to vest on the first anniversary of the change in control (so long as the participant remains employed through that date). However, performance-based (tranche 5) stock options will only vest upon or following a change in control if the Sponsors realize a specified level of investment return on their initial investment in the Company.

As described above under “Nonqualified deferred compensation”, a change in control will have certain consequences under our Deferred Compensation Plan, including a requirement that the Company contribute additional amounts to the rabbi trust established to satisfy its obligations under this plan.

The Company does not provide tax “gross-ups” on amounts payable in connection with a change of control that are subject to an excise tax on golden parachute payments.

Summary of potential payments

The following tables summarize the payments that would have been made to our named executive officers upon the occurrence of a qualifying termination of employment or change in control, assuming that each named executive officer’s termination of employment with our Company or a change in control of the Company occurred on December 30, 2011 (the last business day of our fiscal year). If a termination of employment had occurred on this date, severance payments and benefits would have been determined, for Mr. Travis, under his employment agreement in effect on such date and, for the other named executive officers, under their respective offer letters, as in effect on such date. Amounts shown do not include (i) accrued but unpaid salary or bonus and vested benefits, and (ii) other benefits earned or accrued by the named executive officer during his or her employment that are available to all salaried employees and that do not discriminate in scope, terms or operations in favor of executive officers.

None of our named executive officers was entitled to receive any severance payments or benefits upon a voluntary termination (including retirement) or a termination due to death, disability or cause on December 30, 2011, except for earned by unpaid salary, accrued and vested benefits and benefits under any applicable insurance policies.

Termination of Mr. Travis’ employment	Cash severance (lump-sum)	Cash incentive plan		Health benefit	Total

Voluntary Termination for Good Reason or Involuntary Termination (other than for Cause or Performance-Based Cause)	$1,706,981	$1,794,481	(1)	$26,338	$3,527,800
Involuntary Termination (for Performance-Based Cause)	$861,000	—		—	$861,000

(1)	Amount includes two-times the average performance-based cash bonuses paid to Mr. Travis during fiscal 2009 and 2010 and the annual cash bonus Mr. Travis would have been entitled to receive for fiscal 2011 pursuant to the terms of his employment agreement.

Termination by the company other than for cause	Cash severance (salary continuation)	Health benefit	Outplacement benefit(1)	Total

Neil Moses	$488,000	$4,502	$20,000	$512,502
John Costello	$530,000	$3,002	$20,000	$553,002
Paul Twohig	$390,000	$3,002	$20,000	$413,002
William Mitchell	$335,000	$3,916	$20,000	$358,916

Change in control	Acceleration of unvested stock options(2)	Total

Nigel Travis	$24,039,130	$24,039,130
Neil Moses	$2,127,518	$2,127,518
John Costello	$2,550,223	$2,550,223
Paul Twohig	$2,129,011	$2,129,011
William Mitchell	$831,665	$831,665

(1)	Represents the maximum amount payable for outplacement services pursuant to each of the amended offer letters with Messrs. Moses, Costello, Twohig and Mitchell.

(2)	Includes outstanding time-based options that would immediately vest upon a change in control. Amounts shown in respect of options assume that the options are cashed out for a payment equal to the difference between the fair market value of a share of common stock ($24.98 per share, the closing price of our common stock on December 30, 2011) and the per share exercise price of the respective options. The performance conditions associated with performance-based tranche 5 stock options would have been satisfied if a change in control had occurred on December 30, 2011 and 50% of the then-unvested stock options would have vested as described above.

2011 director compensation

The following table sets forth information concerning the compensation earned by our directors during 2011. Directors who are employees of the Company or the Sponsors do not receive any fees for their services as directors. Mr. Travis’ compensation is included above with that of our other named executive officers.

Name	Fees Earned Or Paid In Cash($)		Stock Awards ($)(2)	Total($)

Jon Luther	$800,000	(1)	—	$800,000
Michael Hines	$33,938		$70,889	$104,827
Joseph Uva	$11,087		$47,489	$58,576

(1)	In accordance with Mr. Luther’s Transition Agreement dated June 30, 2010, he receives director compensation paid quarterly in arrears for his services as outside director in the amount of $50,000 per annum. He also receives compensation for his services as Chairman (“Chairman Fee”). For the period of January 1, 2011 through June 30, 2011, this Chairman Fee was equal to $500,000, paid quarterly in arrears. For the period of July 1, 2011 through December 31, 2011, this Chairman Fee was equal to $250,000, paid quarterly in arrears.

(2)	Reflects the grant date fair value of restricted units granted to participating nonemployee directors. The grant date fair value was calculated by multiplying the number of shares granted to the director by the per-share offering price of our common stock in the IPO, in the case of Mr. Hines and the closing price of our common stock on December 12, 2011 in the case of Mr. Uva. These grants represent the prorated value of the annual equity value we intend to deliver to our non-employee directors ($85,000) in accordance with our non-employee director compensation program, described below. Both grants were pro-rated to reflect the respective director’s partial year of service.

Mr. Luther is a party to a Transition Agreement with the Company pursuant to which he is entitled to receive compensation in respect of his service as a member and non-executive Chairman of the Board. The term of this agreement began on July 1, 2010 and ends on June 30, 2013. This agreement entitles him to an outside director’s fee at the rate of $50,000 per year and a fee for serving as Chairman. The Chairman’s fee is equal to $1,000,000 for the period from July 1, 2010 to June 30, 2011, $500,000 for the period from July 1, 2011 to June 30, 2012 and $250,000 for the period from July 1, 2012 to June 30, 2013. The Company accrued in 2010 for the entire amount of fees under this agreement except for the outside director’s fee and each fee is paid quarterly in arrears. The Company has also agreed to reimburse Mr. Luther for certain insurance-related costs during the term of the agreement, including the cost of a Medicare supplemental insurance policy for Mr. Luther and his wife, monthly premium costs for dental insurance and premium costs for basic term life insurance, executive life insurance and whole life insurance. The Company has also agreed to provide him with reimbursement of all reasonable business expenses and administrative support in his role as Chairman. If we terminate Mr. Luther’s service without cause or he ceases to serve as a director due to his death or a failure to be re-elected to the Board and no circumstances exist which would constitute cause, we are obligated to pay the balance of the Board and Chairman fees that would otherwise have been payable through the end of the term. Our obligation to pay such severance benefit is conditioned upon the execution (without revocation) of a timely and effective release of claims. Mr. Luther has agreed not to compete with us and not to solicit our employees and franchisees during his service and for two years following a termination of such service and to not disclose confidential information during and after his service with the Company.

Under our director compensation program, each member of our board of directors who is not an employee of the Company is eligible to receive compensation for his or her service as a director as follows. Each director receives an annual retainer of $60,000 for Board services. The chair of the Audit Committee receives an additional annual retainer of $15,000 and the chair of the Compensation Committee receives an additional annual retainer of $12,500. Directors may elect to take deferred stock units in lieu of cash retainers. In addition, independent directors receive an annual grant of restricted stock units with a fair market value equal to $85,000. While we are a “controlled company” for purposes of The NASDAQ Global Select Market, none of the directors affiliated with the Sponsors will be compensated for board service.

Equity incentive plans

2006 Executive Incentive Plan

The following is a description of the material terms of our 2006 Executive Incentive Plan, which we refer to in this summary as the “Plan”. This summary is not a complete description of all provisions of the Plan and is qualified in its entirety by reference to the Plan, a copy of which has been filed with the Securities and Exchange Commission. Following the IPO, we no longer grant awards under the Plan and instead grant awards under our 2011 Omnibus Long-Term Incentive Plan (described below).

Purpose. The purpose of the Plan is to advance the Company’s interests by providing for the grant to participants of equity and other incentive awards. The awards are intended to align the incentives of our employees and investors and to improve Company performance.

Plan Administration. The Plan is administered by the Compensation Committee. The Compensation Committee has the authority, among other things, to interpret the Plan, to determine eligibility for awards under the Plan, to determine the terms of and grant awards under the Plan, and to do all things necessary to carry out the purposes of the Plan. The Compensation Committee’s determinations under the Plan are conclusive and binding.

Authorized Shares. Subject to adjustment, the maximum number of shares of common stock that may be delivered in satisfaction of awards under the Plan is 12,191,145 (with up to 5,012,966 shares of common stock awarded as restricted stock and up to 7,178,179 shares of common stock delivered in satisfaction of stock options). Shares of common stock to be issued under the Plan may be authorized but unissued shares of common stock or previously-issued shares acquired by the Company or its subsidiaries. Any shares of common stock that do not vest and are forfeited, or that are withheld by the Company in payment of the exercise price of an award or in satisfaction of tax withholding, will again be available for issuance under the Plan.

Eligibility. The Compensation Committee selects participants from among the key employees, directors, consultants and advisors of the Company or its affiliates who are in a position to make a significant contribution to our success. Eligibility for stock options intended to be incentive stock options (ISOs) is limited to employees of the Company or certain affiliates.

Types of Awards. The Plan provides for grants of stock options, restricted and unrestricted stock and stock units, performance awards, and other awards that may be settled in cash or shares.

Vesting. The Compensation Committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of Employment. Unless otherwise provided by the Compensation Committee or an award agreement, upon a termination of employment all unvested options and other awards requiring exercise will terminate and all other unvested awards will be forfeited. Vested options remain exercisable for one year following a termination of employment or service due to death or disability and three months following any other termination except a termination for cause (or, if shorter, for the remaining term of the option). If a participant’s service is terminated for cause, all options and other awards requiring exercise, whether or not vested, will terminate upon such termination of service.

Transferability. Awards under the Plan may not be transferred except through will or by the laws of descent and distribution, unless (for awards other than ISOs) otherwise provided by the Compensation Committee.

Additional Restrictions. All awards under the Plan and all shares of common stock issued under the plan are subject to the Stockholders Agreement, described below.

Corporate Transactions. In the event of certain corporate transactions (including the sale of substantially all of the assets or change in ownership of the stock of the Company, reorganization, recapitalization, merger, consolidation, exchange, or other restructuring), the Compensation Committee may provide for continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, or for the accelerated vesting or delivery of shares under awards, in each case on such terms and with such restrictions as it deems appropriate. Except as otherwise provided in an award agreement, awards not assumed will terminate upon the consummation of such corporate transaction.

Adjustment. The Compensation Committee will adjust the maximum number of shares that may be delivered under the Plan in order to prevent enlargement or dilution of benefits as a result of a stock dividend or similar distribution, stock split or combination, recapitalization, conversion, reorganization, consolidation, split-up, spin-off, combination, merger, exchange, redemption, repurchase, any change in capital structure, or other transaction or event. The Compensation Committee will also make proportionate adjustments to the number and kind of shares of stock or securities subject to awards and any exercise prices or other affected provisions, and may make similar adjustments to take into account distributions or other events to avoid distortion and preserve the value of awards.

In addition, a performance award may provide that performance criteria will be subject to appropriate adjustments reflecting the effect of significant corporate transactions and similar events for the purpose of maintaining the probability that the criteria will be satisfied. Any such adjustment will be made only in the amount deemed reasonably necessary, after consultation with the Company’s accountants, to reflect the direct and measurable effect of such event.

Amendment and Termination. The Compensation Committee may amend the Plan or outstanding awards, or terminate the Plan as to future grants of awards, except that the Compensation Committee may not alter the terms of an award if it would affect adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the Plan or reserved by the Compensation Committee).

2011 Omnibus Long-Term Incentive Plan

In connection with our IPO, our board of directors adopted the Dunkin’ Brands Group, Inc. 2011 Omnibus Long-Term Incentive Plan (the “Omnibus Plan”). The Omnibus Plan replaced the 2006 Executive Incentive Plan and all equity-based awards granted since our IPO have been, and all future equity-based awards will be, granted under the Omnibus Plan. The following summary describes the material terms of the Omnibus Plan. This summary is not a complete description of all provisions of the Omnibus Plan and is qualified in its entirety by reference to the Omnibus Plan, a copy of which has been filed with the Securities and Exchange Commission.

Purpose. The purpose of the Omnibus Plan is to advance the Company’s interests by providing for the grant to participants of equity and other incentive awards.

Plan Administration. The Omnibus Plan is administered by the Compensation Committee. The Compensation Committee has the authority, among other things, to interpret the Omnibus Plan, to determine eligibility for, grant and determine the terms of awards under the Omnibus Plan, and to do all things necessary to carry out the purposes of the Omnibus Plan. The Compensation Committee’s determinations under the Omnibus Plan are conclusive and binding.

Authorized Shares. Subject to adjustment, the maximum number of shares of common stock that may be delivered in satisfaction of awards under the Omnibus Plan is 7,000,000 shares. Shares of common stock to be issued under the Omnibus Plan may be authorized but unissued shares of common stock or previously-issued shares acquired by the Company. Any shares of common stock underlying awards that are settled in cash or otherwise expire or become unexercisable without having been exercised or are forfeited to or repurchased by the Company as a result of not having vested, or that are withheld by the Company in payment of the exercise price of an award or in satisfaction of tax withholding, will again be available for issuance under the Omnibus Plan.

Individual Limits. The maximum number of shares of stock for which stock options may be granted and the maximum number of shares of stock subject to stock appreciation rights to any person in any calendar year will each be 1,750,000 shares. The maximum number of shares subject to other awards granted to any person in any calendar year will be 600,000 shares. The maximum amount payable to any person in any twelve-month period under cash awards will be $9 million.

Eligibility. The Compensation Committee will select participants from among the key employees, directors, consultants and advisors of the Company or its affiliates who are in a position to make a significant contribution to our success. Eligibility for stock options intended to be incentive stock options (ISOs) is limited to employees of the Company or certain affiliates.

Types of Awards. The Omnibus Plan provides for grants of stock options, stock appreciation rights, restricted and unrestricted stock and stock units, performance awards and cash awards. Dividend equivalents may also be provided in connection with an award under the Omnibus Plan.

•

Stock options: The exercise price of an option is not permitted to be less than the fair market value (or, in the case of an ISO granted to a ten-percent shareholder, 110% of the fair market value) of a share of common stock on the date of grant. The Compensation Committee will determine the time or times at which stock options become exercisable and the terms on which they remain exercisable.

•

Stock appreciation rights: A stock appreciation right is an award that entitles the participant to receive stock or cash upon exercise equal to the excess of the value of the shares subject to the right over the base price. The base price of a stock appreciation right is not permitted to be less than the fair market value of a share of common stock on the date of grant. The Compensation Committee will determine the time or times at which stock appreciation rights become exercisable and the terms on which they remain exercisable.

•

Restricted and unrestricted stock: A restricted stock award is an award of common stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to restrictions under the Omnibus Plan.

•

Stock units: A stock unit award is denominated in shares of common stock and entitles the participant to receive stock or cash measured by the value of the shares in the future. The delivery of stock or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

•

Performance awards: A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria. Performance awards may be stock-based or cash-based.

•	Cash awards: An award that is settled in cash.

Vesting. The Compensation Committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

Termination of Employment. The Compensation Committee will determine the effect of a termination of employment or service on an award. Unless otherwise provided by the Compensation Committee or in an award agreement, upon a termination of employment or service all unvested options and other awards requiring exercise will terminate and all other unvested awards will be forfeited. Unless otherwise provided for by the Compensation Committee, vested options and stock appreciation rights remain exercisable for one year following a termination of employment or service due to death and three months following any other termination of employment or service except a termination for cause (or, if shorter, for the remaining term of the option or stock appreciation right). If a participant’s employment or service is terminated for cause, all options and other awards requiring exercise, whether vested or unvested, will terminate upon such termination of employment or service.

Recovery of Compensation; Other Terms. Awards granted under the Omnibus Plan are subject to forfeiture, termination and rescission, and a participant will be obligated to return to the Company the value received with respect to awards, to the extent provided by the Compensation Committee in an award agreement, pursuant to Company policy relating to the recovery of erroneously-paid incentive compensation, or as otherwise required by law or applicable listing standards.

Performance Criteria. The Omnibus Plan provides that grants of performance awards, including cash-denominated awards and stock-based awards, will be made based upon, and subject to achieving, “performance criteria” over a performance period, which may be one or more periods as established by the Compensation Committee (provided that cash awards will have a performance period of longer than one year). Performance criteria with respect to those awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code are limited to an objectively determinable measure of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): net sales; systemwide sales; comparable store sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); adjusted operating income; adjusted net income; adjusted earnings per share; channel revenue; channel revenue growth; franchising commitments; manufacturing profit; manufacturing profit margin; store closures; return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders’ equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company’s products); points of distribution; gross or net store openings; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company’s equity or debt securities; factoring transactions; sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; and recruiting and maintaining personnel.

To the extent consistent with the requirements of Section 162(m), the Compensation Committee may establish that in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance criteria.

Transferability. Awards under the plan may not be transferred except through will or by the laws of descent and distribution, unless (for awards other than ISOs) otherwise provided by the Compensation Committee.

Corporate Transactions. In the event of a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets or a dissolution or liquidation of the Company, the Compensation Committee may, among other things, provide for continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, or for the accelerated vesting or delivery of shares under awards, in each case on such terms and with such restrictions as it deems appropriate. Except as otherwise provided in an award agreement, awards not assumed will terminate upon the consummation of such corporate transaction.

Adjustment. In the event of certain corporate transactions (including a stock split, stock dividend, recapitalization or other change in the Company’s capital structure that constitutes an equity restructuring within the meaning of FASB ASC Topic 718), the Compensation Committee will make appropriate adjustments to the maximum number of shares that may be delivered under the Omnibus Plan and the individual limits included in the Omnibus Plan, and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. The Compensation Committee will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion and preserve the value of awards.

Amendment and Termination. The Compensation Committee may amend the plan or outstanding awards, or terminate the plan as to future grants of awards, except that the Compensation Committee is not able alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the plan or reserved by the Compensation Committee). Shareholder approval will be required for any amendment that would reduce the exercise price of any outstanding option or constitute a repricing that requires shareholder approval under the rules of The NASDAQ Global Select Market and, without such approval, the Compensation Committee will not be permitted to approve a repurchase by the Company for cash or other property of stock options or stock appreciation rights for which the exercise price or base price, as applicable, exceeds the fair market value of a share of common stock on the date of such repurchase.

Dunkin’ Brands Group, Inc. Annual Incentive Plan

In connection with our IPO, our board of directors adopted the Dunkin’ Brands Group, Inc. Annual Incentive Plan (the “Annual Plan”). Starting with our 2012 fiscal year, annual award opportunities for executive officers, including our named executive officers and other employees, will be granted under the Annual Plan. As noted

above in the discussion following the “Grants of plan based awards in 2011” table, Mr. Travis’ bonus is determined under the terms of his employment agreement. The following summary describes the material terms of the Annual Plan. This summary is not a complete description of all provisions of the Annual Plan and is qualified in its entirety by reference to the Annual Plan, a copy of which has been filed with the Securities and Exchange Commission.

Administration. The Annual Plan will be administered by the Compensation Committee. The Compensation Committee has authority to interpret the Annual Plan, and any interpretation or decision by the Compensation Committee with regard to any questions arising under the Annual Plan is final and conclusive on all participants.

Eligibility. Executive officers and other employees of the Company and its affiliates will be selected from time to time by the Compensation Committee to participate in the Annual Plan.

Awards. Award opportunities under the Annual Plan will be granted by the Compensation Committee prior to, or within a specified period of time following the beginning of, the fiscal year of the Company (or other performance period selected by the Compensation Committee). The Compensation Committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms and conditions as the Compensation Committee deems appropriate. The Annual Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m) of the Internal Revenue Code as well as awards that are not intended to so qualify. Any awards that are intended to qualify as performance-based compensation will be administered in accordance with the requirements of Section 162(m).

Performance Criteria. Awards under the Annual Plan will be made based on, and subject to achieving, “performance criteria” established by the Compensation Committee. The performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code are the same as those under our Omnibus Plan, described above.

Payment. A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Annual Plan and the terms of the award. Following the close of the performance period, the Compensation Committee will determine (and, to the extent required by Section 162(m), certify) whether and to what extent the applicable performance criteria have been satisfied. The Compensation Committee will then determine the actual payment, if any, under each award. The Compensation Committee has the sole and absolute discretion to reduce (including to zero) the actual payment to be made under any award. The Compensation Committee will determine the payment dates for awards under the Annual Plan. No payment will be made under an award unless the participant remains employed by the Company on the payment date, except as otherwise provided by the Compensation Committee. The Compensation Committee may permit a participant to defer payment of an award under the Company’s Deferred Compensation Plan or otherwise.

Payment Limits. The maximum payment to any participant under the Annual Plan for any fiscal year will in no event exceed $5 million.

Recovery of Compensation. Awards under the Annual Plan will be subject to forfeiture, termination and rescission, and a participant who receives a payment pursuant to the Annual Plan will be obligated to return to the Company such payment, to the extent provided by the Compensation Committee in an award agreement, pursuant to Company policy relating to the recovery of erroneously-paid incentive compensation, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination. The Compensation Committee may amend the Annual Plan at any time, provided that any amendment will be approved by the Company’s stockholders if required by Section 162(m) of the Internal Revenue Code. The Compensation Committee may terminate the Annual Plan at any time.

Related party transactions

Arrangements with our investors

In 2006, in connection with the consummation of our acquisition by investment funds affiliated with the Sponsors (the “Acquisition”), we entered into a stockholder agreement, an investor agreement and a registration rights and coordination agreement with certain of the stockholders of the Company. These agreements contained agreements among the parties with respect to election of directors, participation rights, restrictions on transfer of shares, tag along rights, drag along rights, a call right exercisable by us upon departure of a manager, a right of first offer upon disposition of shares, registration rights and other actions requiring the approval of stockholders. In addition, we entered into a management agreement with certain affiliates of each of the Sponsors for the provision of certain consulting and management advisory services to us.

Investor agreement

In connection with the Acquisition, we entered into an investor agreement with the Sponsors. In connection with our IPO, the investor agreement was amended and restated. The investor agreement as amended grants each of the Sponsors the right, subject to certain conditions, to name representatives to our board of directors and committees of our board of directors. Each Sponsor will have the right to designate two nominees for election to our board of directors until such time as that Sponsor owns less than 10% of our outstanding common stock, and then may designate one nominee for election to our board of directors until such time as that Sponsor’s ownership level falls below 3% of our outstanding common stock. In addition, The Sponsors have agreed that, so long as the investor agreement is in effect, they will support at least one nominee from each Sponsor serving on the compensation committee. Subject to the terms of the investor agreement, each Sponsor agrees to vote its shares in favor of the election of the director nominees designated by the other Sponsors pursuant to the investor agreement. In addition, the investor agreement provides each of the Sponsors with certain indemnification rights.

Stockholders agreement

In connection with the Acquisition, we entered into a stockholders agreement with the Sponsors and certain other investors, stockholders and executive officers. In connection with our IPO, all of the provisions of the stockholder agreement, other than those relating to lock-up obligations in connection with registered offerings of our securities, were terminated in accordance with the terms of the stockholder agreement and the agreement was amended and restated to eliminate the terminated provisions.

Registration rights and coordination agreements

In connection with the Acquisition, we entered into a registration rights and coordination agreement with the Sponsors and certain other stockholders. In connection with our IPO, the registration rights and coordination agreement was amended and restated. The registration rights agreement, as amended, provides the Sponsors with certain demand registration rights. In addition, in the event that we register additional shares of common stock for sale to the public, we will be required to give notice of such registration to the Sponsors and the other stockholders party to the agreement of our intention to effect such a registration, and, subject to certain limitations, the Sponsors and such holders will have piggyback registration rights providing them with the right to require us to include shares of common stock held by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares by the Sponsors or other holders described above. The amended and restated

registration rights agreement also contains certain restrictions on the sale of shares by the Sponsors. Each of the Sponsors has entered into an agreement amongst themselves to coordinate with the other Sponsors with respect to the transfer of shares of our common stock. This coordination provides each Sponsor with the right to participate in any such sale or transfer pro rata based on its percentage ownership at the time of such event. The amended and restated registration rights agreement includes customary indemnification provisions in favor of any person who is or might be deemed a controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, who we refer to as controlling persons, and related parties against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. These provisions provide indemnification against certain liabilities arising under the Securities Act and certain liabilities resulting from violations of other applicable laws in connection with any filing or other disclosure made by us under the securities laws relating to any such registrations. We have agreed to reimburse such persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify any such person or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by such person.

Management agreement

In connection with the Acquisition, we entered into a management agreement with certain affiliates of each of the Sponsors (the “Management Companies”), pursuant to which the Management Companies provided us with certain consulting and management advisory services. In exchange for these services, we paid the Management Companies an aggregate annual management fee equal to $3.0 million, and we reimbursed the Management Companies for out-of-pocket expenses incurred by them, their members, or their respective affiliates in connection with the provision of services pursuant to the management agreement. In addition, the Management Companies were entitled to a transaction fee in connection with any financing, acquisition, disposition or change of control transaction equal to 1% of the gross transaction value, including assumed liabilities, for such transaction. The management agreement included customary exculpation and indemnification provisions in favor of the Management Companies, the Sponsors and their respective affiliates. In connection with our IPO, the management agreement was terminated in exchange for a payment to the Management Companies of approximately $14 million. The indemnification and exculpation provisions in favor of the Management Companies survive such termination.

Description of indebtedness

We and our subsidiaries have debt outstanding under a senior credit facility.

Senior credit facility

General

On November 23, 2010, Dunkin’ Brands, Inc. (“DBI”) entered into a $1.35 billion senior credit facility with Barclays Bank PLC as administrative agent and the other lenders party thereto. The senior credit facility originally consisted of a $1.25 billion term loan facility and a $100.0 million revolving credit facility. On February 18, 2011, we amended the senior credit facility to increase the size of the term loan facility to $1.40 billion and to make certain other changes to the pricing terms and certain covenants. On May 24, 2011, we further amended the senior credit facility to increase the size of the term loan facility by an additional $100 million to approximately $1.50 billion and to provide for a reduction to certain revolving credit facility pricing terms contingent upon the consummation of a qualifying initial public offering. The reduction to certain revolving credit facility and senior credit facility pricing terms became effective on August 5, 2011 as a result of the consummation of our initial public offering on July 27, 2011 and the satisfaction of a maximum leverage ratio of 5.10 to 1.00.

The senior credit facility provides that DBI has the right at any time to request additional loans and commitments, and to the extent that the aggregate amount of such additional loans and commitments exceeds $350 million, the incurrence thereof is subject to a first lien leverage ratio being no greater than 3.75 to 1.00 or, in the case of loans secured by junior liens, a senior secured leverage ratio being no greater than 4.00 to 1.00. The lenders under these facilities are not under any obligation to provide any such additional term loans or commitments, and any additional term loans or increase in commitments are subject to several conditions precedent and limitations.

Interest rates and fees

Borrowings under the senior credit facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 1/2 of 1%, (b) the prime rate of Barclays Bank PLC (c) the LIBOR rate plus 1% and (d) 2.00% or (2) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs provided that LIBOR shall not be lower than 1.00%. The applicable margin under the term loan facility and revolving credit facility is 2.00% for loans based upon the base rate and 3.00% for loans based upon the LIBOR rate.

In addition to paying interest on outstanding principal under the senior credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate of 0.50% per annum. We also pay customary letter of credit and agency fees.

Mandatory repayments

The credit agreement governing the senior credit facility requires DBI to prepay outstanding term loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of any incurrence of indebtedness by DBI or its restricted subsidiaries other than certain indebtedness permitted under the senior credit facility, (2) 50% (which percentage will be reduced to 25% if our total leverage ratio is less than 5.25 to 1.00 and to 0% if our total leverage ratio is less than 4.00 to 1.00) of annual excess cash flow (as defined in the credit agreement governing the senior credit facility), and (3) 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of assets (including casualty events) by DBI or its restricted subsidiaries, subject to reinvestment rights and certain other exceptions.

In general, the mandatory prepayments described above are applied first, in direct order of maturities, to scheduled principal amortization payments due in the next twelve months, second, pro rata to the remaining scheduled principal amortization payments, and third, to the principal payment due on the final maturity date in November 2017.

Voluntary repayments

We may voluntarily repay outstanding loans under the senior credit facility at any time subject to customary “breakage” costs with respect to LIBOR loans.

Amortization and final maturity

The term loan facility amortizes each year in an amount equal to 1% per annum in equal quarterly installments for the first six and three quarter years, with the balance payable on the seventh anniversary of the closing date of the senior credit facility. The principal amount outstanding of the loans under the revolving credit facility becomes due and payable on the fifth anniversary of the closing date of the senior credit facility.

Guarantees and security

The senior credit facility is guaranteed by Dunkin’ Brands Holdings, Inc. (“DBHI”) and certain of DBI’s direct and indirect wholly owned domestic subsidiaries (excluding certain immaterial subsidiaries and subject to certain other exceptions), and is required to be guaranteed by certain of DBI’s future domestic wholly owned subsidiaries. All obligations under the senior credit facility and the guarantees of those obligations, subject to certain exceptions, including that mortgages will be limited to owned real property with a fair market value above a specified threshold, are secured by substantially all of the assets of DBHI, DBI and the subsidiary guarantors, including a first-priority pledge of 100% of certain of the capital stock or equity interests held by DBHI, DBI or any subsidiary guarantor (which pledge, in the case of the stock of any foreign subsidiary (each such entity, a “Pledged Foreign Sub”) (with certain agreed-upon exceptions) and the equity interests of certain U.S. subsidiaries that hold capital stock of foreign subsidiaries and are disregarded entities for U.S. federal income tax purposes (each such entity, a “Pledged U.S. DE”) (with certain agreed-upon exceptions), is limited to 65% of the stock or equity interests of such Pledged Foreign Sub or Pledged U.S. DE, as the case may be), in each case excluding any interests in non-wholly owned restricted subsidiaries (including joint ventures) to the extent such a pledge would violate the governing documents thereof and certain other exceptions; and a first-priority security interest in substantially all other tangible and intangible assets of DBHI, DBI and each subsidiary guarantor.

Covenants and other matters

The senior credit facility contains a number of covenants that, among other things and subject to certain exceptions, restrict the ability of DBI and its restricted subsidiaries to:

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	incur additional indebtedness;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or certain other indebtedness;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of its subsidiaries;

•	alter the business we conduct;

•	enter into agreements restricting our restricted subsidiaries’ ability to pay dividends; and

•	consolidate or merge.

In addition, the credit agreement governing the senior credit facility requires DBI and its restricted subsidiaries to comply on a quarterly basis with the following financial covenants:

•	a maximum total leverage ratio; and

•	a minimum interest coverage ratio.

These financial covenants become more restrictive over time.

The credit agreement governing the senior credit facility contains certain customary affirmative covenants and events of default.

This summary describes the material provisions of the senior credit facility, but may not contain all information that is important to you. We urge you to read the provisions of the credit agreement governing the senior credit facility, a copy of which has been filed with the Securities and Exchange Commission. See “Where you can find more information.”

Principal and selling stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of March 9, 2012 by (i) such persons known to us to be beneficial owners of more than 5% of our common stock, (ii) each of our directors and named executive officers, (iii) all of our directors and executive officers as a group, and (iv) each other stockholder selling shares in this offering. The selling stockholders in this offering may be deemed to be underwriters.

Unless otherwise indicated below, the address for each listed director, officer and stockholder is c/o Dunkin’ Brands Group, Inc. 130 Royall Street, Canton, Massachusetts 02021. Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after March 9, 2012 through the exercise of any stock option, warrant or other right. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after March 9, 2012 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. For more information regarding the terms of our common stock, see “Description of capital stock.” For more information regarding our relationship with certain of the persons named below, see “Related party transactions.”

The numbers listed below are based on 120,280,012 shares of our common stock outstanding as of March 9, 2012.

Name and address of beneficial owner	Shares owned before the offering			Shares offered hereby (no option exercise)	Shares owned after the offering (no option exercise)
	Number	Percentage			Number	Percentage

Beneficial owners of 5% or more of our common stock:
Bain Capital Integral Investors 2006, LLC and Related Funds(1)	21,232,682	17.5%		7,697,202	13,535,480	11.3%
Carlyle Partners IV, L.P. and Related Funds(2)	22,154,599	18.4%		8,619,118	13,535,481	11.3%
Thomas H. Lee Equity Fund V, L.P. and Related Funds(3)	22,154,595	18.4%		8,619,118	13,535,477	11.3%
FMR LLC(4) 82 Devonshire Street Boston, MA 02109	14,277,050	11.9%		—	14,277,050	11.9%
Morgan Stanley(5) 1585 Broadway New York, NY 10036	7,627,846	6.3%		—	7,627,846	6.3%

Other selling stockholders:
RGIP, LLC(6)	48,532	*		18,876	29,656	*
Combined Jewish Philanthropies of Greater Boston, Inc. (7)(8)	186,904	*		186,904	—	—
Edgerley Family Foundation (7)(9)	121,848	*		121,848	—	—
Fidelity Investments Charitable Gift Fund (7)(10)	336,288	*		336,288	—	—
The Boston Foundation (7)(11)	103,433	*		103,433	—	—
The Crimson Lion Foundation (7)(12)	91,068	*		91,068	—	—
The Tyler Charitable Foundation (7)(13)	10,278	*		10,278	—	—
The Balson Family Foundation (7)(14)	72,097	*		72,097

Directors and Named Executive Officers:
Nigel Travis(15)	874,981	*		—	874,981	*
Neil Moses(16)	46,502	*		—	46,502	*
John Costello(17)	30,570	*		—	30,570	*
Paul Twohig(18)	46,329	*		—	46,329	*
William Mitchell(19)	32,190		*	—	32,190	*
Neal Yanofsky	—	—		—	—	—
Jon Luther(20)	1,721,164	1.4%		523,770	1,197,394	1.0%
Todd Abbrecht(21)	—	—		—	—	—
Andrew Balson(22)	—	—		—	—	—
Anita Balaji(23)	—	—		—	—	—
Anthony DiNovi(21)	—	—		—	—	—
Sandra Horbach(23)	—	—		—	—	—
Michael Hines(24)	3,730		*	—	3,730	*
Mark Nunnelly(22)	—	—		—	—	—
Joseph Uva(25)	1,887		*	—	1,887	*
All executive officers and directors as a group (21 persons)(26)	3,001,274	2.5%		523,770	2,477,504	2.1%

*	Indicated less than 1%

(1)	The shares included in the table consist of: (i) 21,023,160 shares of common stock owned by Bain Capital Integral Investors 2006, LLC, whose administrative member is Bain Capital Investors, LLC (“BCI”); (ii) 203,174 shares of common stock owned by BCIP TCV, LLC, whose administrative member is BCI; and (iii) 6,348 shares of common stock owned by BCIP Associates-G, whose managing general partner is BCI. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Bain Capital Integral Investors 2006, LLC, BCIP TCV, LLC and BCIP Associates-G (collectively, the “Bain Capital Entities”). Assuming no exercise of the underwriters’ option to purchase additional shares, (i) Bain Capital Integral Investors 2006, LLC will sell 7,615,688 shares of common stock, (ii) BCIP TCV, LLC will sell 79,044 shares of common stock and (iii) BCIP Associates-G will sell 2,470 shares of common stock in this offering. If the underwriters exercise in full their option to purchase additional shares, (i) Bain Capital Integral Investors 2006, LLC will sell 8,896,328 shares of common stock, (ii) BCIP TCV, LLC will sell 90,901 shares of common stock and (iii) BCIP Associates-G will sell 2,840 shares of common stock in this offering. Voting and investment determinations with respect to the shares held by the Bain Capital Entities are made by an investment committee comprised of the following managing directors of BCI: Andrew Balson, Steven Barnes, Joshua Bekenstein, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew Levin, Ian Loring, Philip Loughlin, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark Verdi, Michael Ward and Stephen Zide. As a result, and by virtue of the relationships described in this footnote, the investment committee of BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of the investment committee of BCI disclaims beneficial ownership of such shares. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, MA 02116. The number of shares in the “Shares owned before the offering” column reflect the charitable contribution of an aggregate of 921,916 shares of common stock by certain partners and other employees of Bain Capital entities on March 29, 2012.

(2)	The shares included in the table consist of: (i) 21,283,179 shares of common stock owned by Carlyle Partners IV, L.P.; and (ii) 871,420 shares of common stock owned by CP IV Coinvestment, L.P. (collectively, the “Carlyle Funds”). Assuming no exercise of the underwriters’ option to purchase additional shares, (i) Carlyle Partners IV, L.P. will sell 8,280,097 shares of common stock and (ii) CP IV Coinvestment, L.P. will sell 339,021 shares of common stock in this offering. If the underwriters exercise in full their option to purchase additional shares (i) Carlyle Partners IV, L.P. will sell 9,522,111 shares of common stock and (ii) CP IV Coinvestment, L.P. will sell 389,874 shares of common stock in this offering. TC Group IV, L.P. is the general partner of each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. TC Group IV Managing GP, L.L.C. is the general partner of TC Group IV, L.P. TC Group, L.L.C. is the managing member of TC Group IV Managing GP, L.L.C. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C. Accordingly, each of TC Group IV, L.P., TC Group IV Managing GP, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C. may be deemed to share beneficial ownership of the shares of our common stock owned of record by each of the Carlyle Funds. TCG Holdings L.L.C. is managed by a three person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the members of the TCG Holdings, L.L.C. managing board, may be deemed to share beneficial ownership of shares of our common stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. Each of the Carlyle Funds has an address c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

(3)	The shares included in the table consist of: (A)(i) 16,868,118 shares of common stock owned by Thomas H. Lee Equity Fund V, L.P.; (ii) 4,376,600 shares of common stock owned by Thomas H. Lee Parallel Fund V, L.P.; and (iii) 232,418 shares of common stock owned by Thomas H. Lee Equity (Cayman) Fund V, L.P. (collectively, the “THL Funds”), (B) 326,919 shares of common stock owned by Thomas H. Lee Investors Limited Partnership (the “THL Co-Invest Fund”), and (C)(i) 114,648 shares of common stock owned by Putnam Investments Employees’ Securities Company I LLC; (ii) 102,364 shares of common stock owned by Putnam Investments Employees’ Securities Company II LLC; and (iii) 133,528 shares of common stock owned by Putnam Investment Holdings, LLC (collectively, the “Putnam Funds”). Assuming no exercise of the underwriters’ option to purchase additional shares, (i) Thomas H. Lee Equity Fund V, L.P. will sell 6,562,445 shares of common stock, (ii) Thomas H. Lee Parallel Fund V, L.P. will sell 1,702,691 shares of common stock, (iii) Thomas H. Lee Equity (Cayman) Fund V, L.P. will sell 90,421 shares of common stock, (iv) Thomas H. Lee Investors Limited Partnership will sell 127,186 shares of common stock, (v) Putnam Investments Employees’ Securities Company I LLC will sell 44,603 shares of common stock, (vi) Putnam Investments Employees’ Securities Company II LLC will sell 39,824 shares of common stock and (vii) Putnam Investment Holdings, LLC will sell 51,948 shares of common stock in this offering. If the underwriters exercise in full their option to purchase additional shares, (i) Thomas H. Lee Equity Fund V, L.P. will sell 7,546,811 shares of common stock, (ii) Thomas H. Lee Parallel Fund V, L.P. will sell 1,958,095 shares of common stock, (iii) Thomas H. Lee Equity (Cayman) Fund V, L.P. will sell 103,984 shares of common stock, (iv) Thomas H. Lee Investors Limited Partnership will sell 146,264 shares of common stock, (v) Putnam Investments Employees’ Securities Company I LLC will sell 51,293 shares of common stock, (vi) Putnam Investments Employees’ Securities Company II LLC will sell 45,798 shares of common stock and (vii) Putnam Investment Holdings, LLC will sell 59,740 shares of common stock in this offering. The THL Funds’ general partner is THL Equity Advisors V, LLC, whose sole member is Thomas H. Lee Partners, L.P., whose general partner is Thomas H. Lee Advisors, LLC (collectively, the “THL Advisors”). Shares held by the THL Funds may be deemed to be beneficially owned by the THL Advisors. The THL Advisors disclaim any beneficial ownership of any shares held by the THL Funds. The general partner of the THL Co-Invest Fund is THL Investment Management Corp. The Putnam Funds are co-investment entities of the THL Funds. Putnam Investment Holdings, LLC (“Holdings”) is the managing member of Putnam Investments Employees’ Securities Company I LLC (“ESC I”) and Putnam Investments Employees’ Securities Company II LLC (“ESC II”). Holdings disclaims any beneficial ownership of any shares held by ESC I or ESC II. Putnam Investments LLC, the managing member of Holdings, disclaims beneficial ownership of any shares held by the Putnam Funds. The Putnam Funds and the THL Co-Invest Fund are contractually obligated to co-invest (and dispose of securities) alongside the THL Funds on a pro rata basis. Voting and investment control over securities that the THL Funds own are acted upon by majority vote of the members of a nine-member committee, the members of which are Todd M. Abbrecht, Charles A. Brizius, Anthony J. DiNovi, Thomas M. Hagerty, Scott L. Jaeckel, Seth W. Lawry, Soren L. Oberg, Scott M. Sperling and Kent R. Weldon, each of whom disclaims beneficial ownership of the shares of common stock included in the table. Each of the THL Funds and the THL Co-Invest Fund has an address c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. Each of the Putnam Funds has an address c/o Putnam Investment, Inc., 1 Post Office Square, Boston, Massachusetts 02109.

(4)	The information regarding FMR LLC is based solely on information included in Amendment No. 1 to its Schedule 13G filed by FMR LLC with the SEC on February 14, 2012. FMR LLC reported that Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,274,950 shares of common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management & Research Company, and the funds each has sole power to dispose of the 14,274,950 shares owned by the funds. FMR LLC reported its address as 82 Devonshire Street, Boston, Massachusetts 02109.

(5)	The information regarding Morgan Stanley is based solely on information included in its Schedule 13G filed by Morgan Stanley with the SEC on February 8, 2012. Morgan Stanley reported that the securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) as amended. Morgan Stanley Investment Management Inc. is a wholly-owned subsidiary of Morgan Stanley. Morgan Stanley reported its address as 1585 Broadway, New York, New York 10036 and reported the address of Morgan Stanley Investment Management Inc. as 522 Fifth Avenue, New York, New York 10036.

(6)	Brad Malt, Ann Milner and Alfred Rose have shared voting and investment power for RGIP, LLC. If the underwriters exercise in full their option to purchase additional shares, RGIP, LLC will sell 21,710 shares of common stock in this offering. The address of RGIP, LLC is Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600.

(7)	Represents shares received by such entities as a result of charitable contributions by certain partners and other employees of the Bain Capital entities on November 16, 2011.

(8)	The address of Combined Jewish Philanthropies of Greater Boston, Inc. is 126 High Street, Boston, MA 02110.

(9)	The address of the Edgerley Family Foundation is c/o Bain Capital Investors, LLC, 200 Clarendon Street, Boston, MA 02116.

(10)	The address of Fidelity Investments Charitable Gift Fund is 200 Seaport Boulevard, ZE7, Boston, MA 02210.

(11)	The address of The Boston Foundation, Inc. is 75 Arlington Street, Boston, MA 02116.

(12)	The address of Crimson Lion Foundation is 31 St. James Ave. Suite 740, Boston, MA 02116.

(13)	The address of The Tyler Charitable Foundation is c/o R. Bradford Malt, Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199.

(14)	The address of The Balson Family Foundation is 276 Highland Street, West Newton, MA 02466.

(15)	Includes 800,604 shares of common stock that can be acquired upon the exercise of outstanding options. Mr. Travis entered into a Rule 10b5-1 trading plan on November 4, 2011 with respect to certain shares included in the table.

(16)	Includes 24,070 shares of common stock that can be acquired upon the exercise of outstanding options.

(17)	Includes 8,138 shares of common stock that can be acquired upon the exercise of outstanding options.

(18)	Includes 3,282 shares of common stock that can be acquired upon the exercise of outstanding options.

(19)	Includes 9,408 shares of common stock that can be acquired upon the exercise of outstanding options.

(20)	Includes 374,864 shares of restricted common stock subject to vesting conditions, and includes 56,326 shares held by Jon L. Luther 2009-A Grantor Retained Annuity Trust (“2009 Trust”) and 68,147 shares of common stock held by Jon L Luther 2010-A Grantor Retained Annuity Trust (“2010 Trust”). The number of shares to be sold includes 21,913 shares to be sold by the 2009 Trust and 26,512 shares to be sold by the 2010 Trust. If the underwriters exercise in full their option to purchase additional shares, Jon Luther will sell 602,335 shares of common stock in this offering, including 25,200 shares to be sold by the 2009 Trust and 30,489 shares to be sold by the 2010 Trust. The share amounts included in the table do not reflect the sales by Mr. Luther, the 2009 Trust and the 2010 Trust, in accordance with Mr. Luther’s 10b5-1 plan, of an aggregate of 35,348, 2,326 and 2,326 shares, respectively, on March 20, 2012 and March 21, 2012.

(21)	Does not include shares of common stock held by the THL Funds, the THL Co-Invest Fund or the Putnam Funds. Each of Messrs. Abbrecht and DiNovi is a Managing Director of Thomas H. Lee Partners, L.P. and Mr. DiNovi is a Co-President of Thomas H. Lee Partners, L.P. In addition, each of Messrs. Abbrecht and DiNovi serves on the nine-member committee that determines voting and investment control decisions over securities that the THL Funds own and as a result, and by virtue of the relationships described in footnote (3) above, may be deemed to share beneficial ownership of the shares held by the THL Funds. Each of Messrs. Abbrecht and DiNovi disclaims beneficial ownership of the shares referred to in footnote (3) above. The address for Messrs. Abbrecht and DiNovi is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

(22)	Does not include shares of common stock held by the Bain Capital Entities. Each of Messrs. Balson and Nunnelly is a Managing Director and serves on the investment committee of BCI and as a result, and by virtue of the relationships described in footnote (1) above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. Each of Messrs. Balson and Nunnelly disclaims beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Balson and Nunnelly is c/o Bain Capital Partners, LLC, 200 Clarendon Street, Boston, Massachusetts 02116.

(23)	Does not include shares of common stock held by the Carlyle Funds, each of which is an affiliate of The Carlyle Group. Ms. Horbach is a Managing Director, and Ms. Balaji is a Vice President, of The Carlyle Group. Each of Ms. Horbach and Ms. Balaji disclaims beneficial ownership of the shares held by the Carlyle Funds. The address for Ms. Horbach and Ms. Balaji is c/o The Carlyle Group, 520 Madison Avenue, Floor 43, New York, NY 10022.

(24)	Includes 3,730 shares of restricted common stock subject to vesting conditions.

(25)	Includes 1,887 shares of restricted common stock subject to vesting conditions.

(26)	Includes 941,225 shares of common stock that can be acquired upon the exercise of outstanding options and 417,617 shares of restricted common stock subject to vesting conditions.

Description of capital stock

General

The total amount of our authorized capital stock consists of 475,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of undesignated preferred stock. As of December 31, 2011, we had outstanding 120,136,631 shares of common stock and no shares of preferred stock. As of December 31, 2011, we had 203 stockholders of record of common stock, and had outstanding options to purchase 4,838,730 shares of common stock, which options were exercisable at a weighted average exercise price of $3.74 per share.

The following summary describes all material provisions of our capital stock. We urge you to read our certificate of incorporation and our by-laws, copies of which have been filed with the Securities and Exchange Commission.

Our certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents (except in limited circumstances), elimination of the ability of stockholders to call special meetings (except in limited circumstances), advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

Common stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights. Our common stock is neither convertible nor redeemable.

Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Nasdaq Listing. Our common stock is listed on The NASDAQ Global Select Market under the symbol “DNKN.”

Preferred stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover effects of our certificate of incorporation and by-laws

Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board. Our certificate of incorporation provides that our board of directors shall be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors currently has ten members.

Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once investment funds affiliated with the Sponsors cease to beneficially own more than 50% of our outstanding shares. Our certificate of incorporation and the by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board, the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the date that investment funds affiliated with the Sponsors cease to beneficially own more than 50% of our outstanding shares, at the request of holders of 50% or more of our outstanding shares. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions once investment funds affiliated with the Sponsors cease to beneficially own more than 50% of our outstanding shares. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders. We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that our Sponsors and their respective affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Corporate opportunities

Our restated certificate of incorporation provides that we renounce any interest or expectancy of the Company in the business opportunities of the Sponsors and of their officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the Company in his or her capacity as a director or officer of the Company.

Limitations on liability and indemnification of officers and directors

Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219. Its telephone number is (718) 921-8200.

Material U.S. federal tax considerations for Non-U.S. Holders of common stock

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with a retroactive effect.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not treated as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on our common stock

As discussed under “Dividend policy” above, we currently expect to pay regular dividends on our common stock. Distributions of cash or property on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale, exchange or other taxable disposition of our common stock.” Any such distribution would also be subject to the discussion below under the section titled “—Withholding and information reporting requirements—FATCA.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or

•

IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates as described below).

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, the holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on sale, exchange or other taxable disposition of our common stock

Subject to the discussion below under the section titled “—Withholding and information reporting requirements—FATCA”, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources (including gain, if any, realized on a disposition of our common stock) exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as our common stock continues to be regularly traded on an established securities market and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Withholding and information reporting requirements—FATCA

Recently enacted legislation (commonly referred to as “FATCA”) will impose U.S. federal withholding tax of 30% on payments to certain non-U.S. entities (including certain intermediaries), including dividends on and the gross proceeds from disposition of our common stock, unless such persons comply with a complicated U.S. information reporting, disclosure and certification regime. This new regime requires, among other things, a broad class of persons to enter into agreements with the IRS to obtain, disclose and report information about their investors and account holders. This new regime and its requirements are different from and in addition to the certification requirements described elsewhere in this discussion. As currently proposed, the FATCA withholding rules would apply to payments of dividends on our common stock beginning January 1, 2014, and to gross proceeds from dispositions of our common stock beginning January 1, 2015. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits for such taxes.

Although administrative guidance and proposed regulations have been issued, regulations implementing the new FATCA regime have not yet been finalized and the exact scope of this new regime remains unclear and potentially subject to material changes. Prospective investors should consult their own tax advisors regarding the possible impact of the FATCA rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup withholding and information reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions.

Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28% and scheduled to increase to 31% for taxable years 2013 and thereafter, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “Distributions on our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal estate tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc., Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC, Barclays Capital Inc., Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC	6,468,000
Barclays Capital Inc.	6,468,000
Morgan Stanley & Co. LLC	5,016,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,168,000
Robert W. Baird & Co. Incorporated	792,000
William Blair & Company, L.L.C.	792,000
Raymond James & Associates, Inc.	792,000
Stifel, Nicolaus & Company, Incorporated	792,000
Wells Fargo Securities, LLC	792,000
Moelis & Company LLC	462,000
SMBC Nikko Capital Markets Limited	462,000
Samuel A. Ramirez & Co., Inc.	198,000
The Williams Capital Group, L.P.	198,000

Total	26,400,000

The underwriters are committed to purchase all the common shares offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.57525 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

The underwriters have an option to buy up to 3,960,000 additional shares of common stock from the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.0325 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the selling stockholders

	Without option exercise	With full option exercise

Per Share	$1.0325	$1.0325
Total	$27,258,000	$31,346,700

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $950,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (other than filings on Form S-8 relating to our employee benefit plans), or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc. and Morgan Stanley & Co. LLC, for a period of 90 days after the date of this prospectus, subject to certain exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event unless J.P. Morgan Securities LLC, Barclays Capital Inc. and Morgan Stanley & Co. LLC waive, in writing, such extension.

Our directors (including our chief executive officer), our chief financial officer and certain of our significant equity holders (including affiliates of the Sponsors) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Barclays Capital Inc. and Morgan Stanley & Co. LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or announce material news or a material event relating to our company; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event unless J.P. Morgan Securities LLC, Barclays Capital Inc. and Morgan Stanley & Co. LLC waive, in writing, such extension.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “DNKN.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares from us. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares which are the subject of the offering contemplated by this prospectus will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

(a) to “qualified investors” as defined in the Prospectus Directive, including:

(i) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than €43,000,000 and (C) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(ii) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b) to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer within the European Economic Area of shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for the Company or any of the underwriters to produce a prospectus for such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each underwriter and the Company that: (a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive and (b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong),

or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in the United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the DFSA, a regulatory authority of the Dubai International Financial Centre (DIFC). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Each of the underwriters in this offering acted as underwriters in connection with our IPO. J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce,

Fenner & Smith Incorporated and Morgan Stanley & Co. LLC acted as initial purchasers in connection with the offering of senior notes. In addition, the underwriters and their affiliates act in various capacities under our senior credit facility. Barclays Bank PLC, an affiliate of Barclays Capital Inc., acts as administrative agent; Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated act as lead arrangers and joint bookrunners and J.P. Morgan Securities LLC acts as syndication agent; Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as co-documentation agent. Affiliates of each of J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC also act as lenders under our senior credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain referral services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed fee.

Legal matters

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Some attorneys of Ropes & Gray LLP are members in RGIP, LLC, which is a direct investor in Dunkin’ Brands Group, Inc. and is also an investor in certain investment funds affiliated with Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. RGIP, LLC directly and indirectly owns less than 1% of our common stock and is a selling stockholder in this offering. The validity of the common stock offered hereby will be passed upon on behalf of the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Dunkin’ Brands Group, Inc. as of December 31, 2011 and December 25, 2010, and for the years ended December 31, 2011, December 25, 2010 and December 26, 2009, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of BR Korea Co., Ltd. (our joint venture entity in Korea) as of December 31, 2011 and December 31, 2010, and for each of the three fiscal years in the period ended December 31, 2011, included in this prospectus have been audited by Deloitte Anjin LLC, an independent auditor, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the nature and effect of difference between accounting Standards for Non-Public Entities in the Republic of Korea from accounting principles generally accepted in the United States of America), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of B-R 31 Ice Cream Co., Ltd. (our joint venture entity in Japan) as of December 31, 2010 and for the year then ended included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers Aarata, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of BR Korea Co., Ltd. and B-R Ice Cream Co., Ltd. referred to above are included herein in accordance with the requirements of Rule 3-09 of Regulation S-X.

The CREST® data included in this prospectus has been included herein with the consent of The NPD Group, Inc.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are subject to the informational requirements of the Securities Exchange Act and, in accordance therewith, we file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

Index to consolidated financial statements

Dunkin’ Brands Group, Inc.

Page
Audited financial statements for the fiscal years ended December 31, 2011, December 25, 2010 and December 26, 2009
Report of Independent Registered Public Accounting Firm	F—2
Consolidated balance sheets as of December 31, 2011 and December 25, 2010	F—3
Consolidated statements of operations for the fiscal years ended December 31, 2011, December 25, 2010 and December 26, 2009	F—4
Consolidated statements of comprehensive income for the fiscal years ended December 31, 2011, December 25, 2010 and December 26, 2009	F—5
Consolidated statements of stockholders’ equity (deficit) for the fiscal years ended December 31, 2011, December 25, 2010 and December 26, 2009	F—6
Consolidated statements of cash flows for the fiscal years ended December 31, 2011, December 25, 2010 and December 26, 2009	F—7
Notes to consolidated financial statements for the fiscal years ended December 31, 2011, December 25, 2010 and December 26, 2009	F—8

BR Korea Co., Ltd.

Audited financial statements for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009
Report of Independent Auditors	F—53
Statements of financial position as of December 31, 2011 and December 31, 2010	F—54
Statements of income for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009	F—55
Statements of changes in shareholders’ equity for the years ended December 31, 2011, 2010 and 2009	F—56
Statements of cash flows for the years ended December 31, 2011, 2010 and 2009	F—57
Notes to financial statements for the years ended December 31, 2011 and December 31, 2010	F—59
Reconciliation as of and for the years ended December 31, 2011 and December 31, 2010	F—80

B-R 31 Ice Cream Co., Ltd.

Financial statements for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009
Report of Independent Auditors	F—84
Balance sheets as of December 31, 2011 and December 31, 2010	F—85
Statements of income for the fiscal years ended December 31, 2011, December 31, 2010 and December 31, 2009	F—87
Statements of changes in net assets for the fiscal years ended December 31, 2011, 2010 and 2009	F—89
Statements of cash flows for the fiscal years ended December 31, 2011, 2010 and 2009	F—91
Notes to the financial statements for the fiscal years ended December 31, 2011, 2010 and 2009	F—92
Reconciliation for the years ended December 31, 2011 and December 31, 2010	F—108

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dunkin’ Brands Group, Inc.:

We have audited the accompanying consolidated balance sheets of Dunkin’ Brands Group, Inc. and subsidiaries as of December 31, 2011 and December 25, 2010, and the related consolidated statements of operations, comprehensive income, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2011, December 25, 2010, and December 26, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dunkin’ Brands Group, Inc. and subsidiaries as of December 31, 2011 and December 25, 2010, and the results of their operations and their cash flows for the years ended December 31, 2011, December 25, 2010, and December 26, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boston, Massachusetts

February 24, 2012

Dunkin’ Brands Group, Inc. and Subsidiaries

Consolidated balance sheets

(In thousands, except share data)

	December 31, 2011	December 25, 2010

Assets
Current assets:
Cash and cash equivalents	$246,715	134,100
Accounts receivable, net	37,122	35,239
Notes and other receivables, net	21,665	44,704
Assets held for sale	1,266	4,328
Deferred income taxes, net	48,387	12,570
Restricted assets of advertising funds	31,017	25,113
Prepaid income taxes	—	7,641
Prepaid expenses and other current assets	20,302	20,682

Total current assets	406,474	284,377
Property and equipment, net	185,360	193,273
Investments in joint ventures	164,636	169,276
Goodwill	890,992	888,655
Other intangible assets, net	1,507,219	1,535,657
Restricted cash	269	404
Other assets	69,068	75,646

Total assets	$3,224,018	3,147,288

Liabilities, Common Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$14,965	12,500
Capital lease obligations	232	205
Accounts payable	9,651	9,822
Income taxes payable, net	15,630	—
Liabilities of advertising funds	50,547	48,213
Deferred income	24,918	26,221
Other current liabilities	200,597	183,594

Total current liabilities	316,540	280,555

Long-term debt, net	1,453,344	1,847,016
Capital lease obligations	4,928	5,160
Unfavorable operating leases acquired	21,440	24,744
Deferred income	16,966	21,326
Deferred income taxes, net	578,660	586,337
Other long-term liabilities	86,204	75,909

Total long-term liabilities	2,161,542	2,560,492

Commitments and contingencies (note 16)

Common stock, Class L, $0.001 par value; no shares authorized, issued, or outstanding at December 31, 2011; 100,000,000 shares authorized and 22,994,523 shares issued and outstanding at December 25, 2010	—	840,582

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 25,000,000 shares authorized; no shares issued and outstanding at December 31, 2011; no shares authorized, issued, or outstanding at December 25, 2010	—	—
Common stock, $0.001 par value; 475,000,000 shares authorized and 120,136,631 shares issued and outstanding at December 31, 2011; 400,000,000 shares authorized and 42,939,360 shares issued and outstanding at December 25, 2010	119	42
Additional paid-in capital	1,478,291	195,212
Treasury stock, at cost	—	(1,807)
Accumulated deficit	(752,075)	(741,415)
Accumulated other comprehensive income	19,601	13,627

Total stockholders’ equity (deficit)	745,936	(534,341)

Total liabilities, common stock, and stockholders’ equity (deficit)	$3,224,018	3,147,288

See accompanying notes to consolidated financial statements.

Dunkin’ Brands Group, Inc. and subsidiaries

Consolidated statements of operations

(In thousands, except per share data)

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Revenues:
Franchise fees and royalty income	$398,474	359,927	344,020
Rental income	92,145	91,102	93,651
Sales of ice cream products	100,068	84,989	75,256
Other revenues	37,511	41,117	25,146

Total revenues	628,198	577,135	538,073

Operating costs and expenses:
Occupancy expenses—franchised restaurants	51,878	53,739	51,964
Cost of ice cream products	72,329	59,175	47,432
General and administrative expenses, net	240,625	223,620	197,005
Depreciation	24,497	25,359	26,917
Amortization of other intangible assets	28,025	32,467	35,994
Impairment charges	2,060	7,075	8,517

Total operating costs and expenses	419,414	401,435	367,829

Equity in net income (loss) of joint ventures:
Net income, excluding impairment	16,277	17,825	14,301
Impairment charge	(19,752)	—	—

Total equity in net income (loss) of joint ventures	(3,475)	17,825	14,301

Operating income	205,309	193,525	184,545

Other income (expense):
Interest income	623	305	386
Interest expense	(105,072)	(112,837)	(115,405)
Gain (loss) on debt extinguishment and refinancing transactions	(34,222)	(61,955)	3,684
Other gains, net	175	408	1,066

Total other expense	(138,496)	(174,079)	(110,269)

Income before income taxes	66,813	19,446	74,276
Provision (benefit) for income taxes	32,371	(7,415)	39,268

Net income	$34,442	26,861	35,008
Earnings (loss) per share:
Class L-basic and diluted	$6.14	4.87	4.57
Common-basic and diluted	$(1.41)	(2.04)	(1.69)

See accompanying notes to consolidated financial statements.

Dunkin’ Brands Group, Inc. and subsidiaries

Consolidated statements of comprehensive income

(In thousands)

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Net income	$34,442	26,861	35,008

Other comprehensive income (loss), net:
Effect of foreign currency translation, net of deferred taxes of $295, $390, and $411 as of December 31, 2011, December 25, 2010, and December 26, 2009, respectively	6,560	9,624	5,986
Other	(586)	(426)	7

Total other comprehensive income	5,974	9,198	5,993

Comprehensive income	40,416	36,059	41,001

See accompanying notes to consolidated financial statements.

Dunkin’ Brands Group, Inc. and subsidiaries

Consolidated statements of stockholders’ equity (deficit)

(In thousands)

	Common stock		Additional paid-in capital	Treasury stock, at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Shares	Amount

Balance at December 27, 2008	40,977	$41	189,407	(727)	(587,698)	(1,564)	(400,541)
Net income	—	—	—	—	35,008	—	35,008
Other comprehensive income	—	—	—	—	—	5,993	5,993
Accretion of Class L preferred return	—	—	—	—	(104,560)	—	(104,560)
Issuance of common stock	124	—	237	—	—	—	237
Share-based compensation expense	431	1	1,744	—	—	—	1,745
Repurchases of common stock	—	—	—	(387)	—	—	(387)
Excess tax benefits from share-based compensation	—	—	1,112	—	—	—	1,112

Balance at December 26, 2009	41,532	42	192,500	(1,114)	(657,250)	4,429	(461,393)
Net income	—	—	—	—	26,861	—	26,861
Other comprehensive income	—	—	—	—	—	9,198	9,198
Accretion of Class L preferred return	—	—	—	—	(111,026)	—	(111,026)
Issuance of common stock	28	—	141	—	—	—	141
Share-based compensation expense	293	—	1,461	—	—	—	1,461
Repurchases of common stock	—	—	—	(693)	—	—	(693)
Excess tax benefits from share-based compensation	—	—	1,110	—	—	—	1,110

Balance at December 25, 2010	41,853	42	195,212	(1,807)	(741,415)	13,627	(534,341)
Net income	—	—	—	—	34,442	—	34,442
Other comprehensive income	—	—	—	—	—	5,974	5,974
Accretion of Class L preferred return	—	—	—	—	(45,102)	—	(45,102)
Conversion of Class L shares into common stock	55,653	55	887,786	—	—	—	887,841
Issuance of common stock in connection with initial public offering	22,250	22	389,939	—	—	—	389,961
Issuance of common stock	129	—	942	—	—	—	942
Exercise of stock options	62	—	266	—	—	—	266
Share-based compensation expense	105	—	4,632	—	—	—	4,632
Repurchases of common stock	—	—	—	(173)	—	—	(173)
Retirement of treasury stock	(558)	—	(1,980)	1,980	—	—	—
Excess tax benefits from share-based compensation	—	—	1,494	—	—	—	1,494

Balance at December 31, 2011	119,494	$119	1,478,291	—	(752,075)	19,601	745,936

See accompanying notes to consolidated financial statements.

Dunkin’ Brands Group, Inc. and subsidiaries

Consolidated statements of cash flows

(In thousands)

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Cash flows from operating activities:
Net income	$34,442	26,861	35,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,522	57,826	62,911
Amortization of deferred financing costs and original issue discount	6,278	6,523	7,394
Loss (gain) on debt extinguishment and refinancing transactions	34,222	61,955	(3,684)
Impact of unfavorable operating leases acquired	(3,230)	(4,320)	(5,027)
Deferred income taxes	(11,363)	(28,389)	18,301
Excess tax benefits from share-based compensation	(1,494)	(1,110)	—
Impairment charges	2,060	7,075	8,517
Provision for bad debt	2,019	1,505	7,363
Share-based compensation expense	4,632	1,461	1,745
Equity in net loss (income) of joint ventures	3,475	(17,825)	(14,301)
Dividends received from joint ventures	7,362	6,603	5,010
Other, net	(1,139)	(137)	123
Change in operating assets and liabilities:
Restricted cash	—	101,675	(32,520)
Accounts, notes, and other receivables, net	19,123	(11,815)	(17,509)
Other current assets	4,406	6,701	1,832
Accounts payable	85	(1,115)	3,008
Other current liabilities	17,904	29,384	16,698
Liabilities of advertising funds, net	(3,572)	(346)	19,681
Income taxes payable, net	473	1,341	5,737
Deferred income	(5,658)	(12,809)	(4,190)
Other, net	156	(2,040)	(18)

Net cash provided by operating activities	162,703	229,004	116,079

Cash flows from investing activities:
Additions to property and equipment	(18,596)	(15,358)	(18,012)
Other, net	(1,211)	(249)	—

Net cash used in investing activities	(19,807)	(15,607)	(18,012)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	250,000	1,859,375	—
Repayment and repurchases of long-term debt	(654,608)	(1,470,985)	(145,183)
Repayment of short-term debt	—	—	(64,190)
Payment of deferred financing and other debt-related costs	(20,087)	(34,979)	(613)
Proceeds from initial public offering, net of offering costs	389,961	—	—
Repurchases of common stock	(286)	(3,890)	(3,457)
Dividends paid on Class L common stock	—	(500,002)	—
Change in restricted cash	178	16,144	2,276
Excess tax benefits from share-based compensation	1,494	1,110	—
Other, net	3,274	644	2,702

Net cash used in financing activities	(30,074)	(132,583)	(208,465)

Effect of exchange rate changes on cash and cash equivalents	(207)	76	(29)

Increase (decrease) in cash and cash equivalents	112,615	80,890	(110,427)
Cash and cash equivalents, beginning of year	134,100	53,210	163,637

Cash and cash equivalents, end of year	$246,715	134,100	53,210

Supplemental cash flow information:
Cash paid for income taxes	$43,143	19,206	15,920
Cash paid for interest	103,147	100,629	107,038
Noncash investing activities:
Property and equipment included in accounts payable and other current liabilities	1,641	1,822	1,596
Purchase of leaseholds in exchange for capital lease obligation	—	178	1,381

See accompanying notes to consolidated financial statements.

F-7

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements

December 31, 2011 and December 25, 2010

(1) Description of business and organization

Dunkin’ Brands Group, Inc. (“DBGI”) and subsidiaries (collectively, “the Company”) is one of the world’s largest franchisors of restaurants serving coffee and baked goods as well as ice cream within the quick service restaurant segment of the restaurant industry. We develop, franchise, and license a system of both traditional and nontraditional quick service restaurants and, in limited circumstances, own and operate individual locations. Through our Dunkin’ Donuts brand, we develop and franchise restaurants featuring coffee, donuts, bagels, and related products. Through our Baskin-Robbins brand, we develop and franchise restaurants featuring ice cream, frozen beverages, and related products. Additionally, our subsidiaries located in Canada and the United Kingdom (“UK”) manufacture and/or distribute Baskin-Robbins ice cream products to Baskin-Robbins franchisees and licensees in various international markets.

DBGI is majority-owned by investment funds affiliated with Bain Capital Partners, LLC, The Carlyle Group, and Thomas H. Lee Partners, L.P. (collectively, the “Sponsors” or “BCT”).

Throughout these financial statements, “the Company,” “we,” “us,” “our,” and “management” refer to DBGI and subsidiaries taken as a whole.

(2) Summary of significant accounting policies

(a) Fiscal year

The Company operates and reports financial information on a 52- or 53-week year on a 13-week quarter basis with the fiscal year ending on the last Saturday in December and fiscal quarters ending on the 13th Saturday of each quarter (or 14th Saturday when applicable with respect to the fourth fiscal quarter). The data periods contained within fiscal years 2011, 2010, and 2009 reflect the results of operations for the 53-week period ended December 31, 2011, and the 52-week periods ended December 25, 2010 and December 26, 2009, respectively.

(b) Basis of presentation and consolidation

The accompanying consolidated financial statements include the accounts of DBGI and subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant transactions and balances between subsidiaries have been eliminated in consolidation.

We consolidate entities in which we have a controlling financial interest, the usual condition of which is ownership of a majority voting interest. We also consider for consolidation an entity, in which we have certain interests, where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity (“VIE”), is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that possesses the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that are significant to it. The principal entities in which we possess a variable interest include franchise entities, the advertising funds (see note 4), and our investments in joint ventures. We do not possess any ownership interests in franchise entities, except for our investments in various joint

F-8	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

ventures that are accounted for under the equity method. Additionally, we generally do not provide financial support to franchise entities in a typical franchise relationship. As our franchise and license arrangements provide our franchisee and licensee entities the power to direct the activities that most significantly impact their economic performance, we do not consider ourselves the primary beneficiary of any such entity that might be a VIE. Based on the results of our analysis of potential VIEs, we have not consolidated any franchise or other entities. The Company’s maximum exposure to loss resulting from involvement with potential VIEs is attributable to aged trade and notes receivable balances, outstanding loan guarantees (see note 16(b)), and future lease payments due from franchisees (see note 10).

(c) Accounting estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and for the period then ended. Significant estimates are made in the calculations and assessments of the following: (a) allowance for doubtful accounts and notes receivables, (b) impairment of tangible and intangible assets, (c) income taxes, (d) real estate reserves, (e) lease accounting estimates, (f) gift certificate breakage, and (g) contingencies. Estimates are based on historical experience, current conditions, and various other assumptions that are believed to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities when they are not readily apparent from other sources. We adjust such estimates and assumptions when facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions. Illiquid credit markets, volatile equity and foreign currency markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions.

(d) Cash and cash equivalents and restricted cash

The Company continually monitors its positions with, and the credit quality of, the financial institutions in which it maintains its deposits and investments. As of December 31, 2011 and December 25, 2010, we maintained balances in various cash accounts in excess of federally insured limits. All highly liquid instruments purchased with an original maturity of three months or less are considered cash equivalents.

As part of the securitization transaction (see note 8), certain cash accounts were established in the name of Citibank, N.A. (the “Trustee”) for the benefit of Ambac Assurance Corporation (“Ambac”), the Trustee, and the holders of our ABS Notes, and were restricted in their use. Historically, restricted cash primarily represented (i) cash collections held by the Trustee, (ii) interest, insurer premiums, and commitment fee reserves held by the Trustee related to our ABS Notes (see note 8), (iii) product sourcing and real estate reserves used to pay ice cream product obligations to affiliates and real estate obligations, respectively, (iv) cash collections related to the advertising funds and gift card/certificate programs, and (v) cash collateral requirements associated with our Canadian guaranteed financing arrangements (see note 16(b)). Changes in restricted cash held for interest, insurer premiums, commitment fee reserves, or other financing arrangements are presented as a component of cash flows from financing activities in the accompanying consolidated statements of cash flows. Other changes in restricted cash are presented as a component of operating activities. In connection with the repayment of the ABS Notes in December 2010 (see note 8), the cash restrictions associated with the ABS Notes were released.

F-9	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Cash held related to the advertising funds and the Company’s gift card/certificate programs are classified as unrestricted cash as there are no legal restrictions on the use of these funds; however, the Company intends to use these funds solely to support the advertising funds and gift card/certificate programs rather than to fund operations. Total cash balances related to the advertising funds and gift card/certificate programs as of December 31, 2011 and December 25, 2010 were $123.1 million and $82.3 million, respectively.

(e) Fair value of financial instruments

The carrying amounts of accounts receivable, notes and other receivables, assets and liabilities related to the advertising funds, accounts payable, and other current liabilities approximate fair value because of their short-term nature. For long-term receivables, we review the creditworthiness of the counterparty on a quarterly basis, and adjust the carrying value as necessary. We believe the carrying value of long-term receivables of $4.8 million as of December 31, 2011 and December 25, 2010 approximates fair value.

Financial assets and liabilities are categorized, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs. Observable market data, when available, is required to be used in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 are summarized as follows (in thousands):

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Assets:
Mutual funds	$2,777	—

Total assets	$2,777	—

Liabilities:
Deferred compensation liabilities	$—	6,856

Total liabilities	$—	6,856

The mutual funds and deferred compensation liabilities primarily relate to the Dunkin’ Brands, Inc. Non-Qualified Deferred Compensation Plan (“NQDC Plan”), which allows for pre-tax salary deferrals for certain qualifying employees (see note 17). Changes in the fair value of the deferred compensation liabilities are derived using quoted prices in active markets of the asset selections made by the participants. The deferred compensation liabilities are classified within Level 2, as defined under U.S. GAAP, because their inputs are derived principally from observable market data by correlation to the hypothetical investments. The Company holds mutual funds, as well as money market funds, to partially offset the Company’s liabilities under the NQDC Plan as well as other benefit plans. The changes in the fair value of the mutual funds are derived using quoted prices in active markets for the specific funds. As such, the mutual funds are classified within Level 1, as defined under U.S. GAAP.

F-10	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The carrying value and estimated fair value of long-term debt at December 31, 2011 and December 25, 2010 was as follows (in thousands):

	December 31, 2011		December 25, 2010
Financial liabilities	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Term loans	$1,468,309	1,447,731	1,243,823	1,266,250
Senior notes	—	—	615,693	631,250

	$1,468,309	1,447,731	1,859,516	1,897,500

The estimated fair values of our term loans and senior notes are estimated based on current bid and offer prices, if available, for the same or similar instruments. Considerable judgment is required to develop these estimates.

(f) Inventories

Inventories consist of ice cream products. Cost is determined by the first-in, first-out method. Finished products are valued at the lower of cost or estimated net realizable value. Raw materials are valued at the lower of actual or replacement cost. Inventories are included within prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(g) Assets held for sale

Assets held for sale primarily represent costs incurred by the Company for store equipment and leasehold improvements constructed for sale to franchisees, as well as restaurants formerly operated by franchisees waiting to be resold. The value of such restaurants and related assets is reduced to reflect net recoverable values, with such reductions recorded to general and administrative expenses, net in the consolidated statements of operations. Generally, internal specialists estimate the amount to be recovered from the sale of such assets based on their knowledge of the (a) market in which the store is located, (b) results of the Company’s previous efforts to dispose of similar assets, and (c) current economic conditions. The actual cost of such assets held for sale is affected by specific factors such as the nature, age, location, and condition of the assets, as well as the economic environment and inflation.

We classify restaurants and their related assets as held for sale and suspend depreciation and amortization when (a) we make a decision to refranchise or sell the property, (b) the stores are available for immediate sale, (c) we have begun an active program to locate a buyer, (d) significant changes to the plan of sale are not likely, and (e) the sale is probable within one year.

(h) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Leasehold

F-11	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

improvements are depreciated over the shorter of the estimated useful life or the remaining lease term of the related asset. Estimated useful lives are as follows:

Years

Buildings	20 – 35
Leasehold improvements	5 – 20
Store, production, and other equipment	3 – 10

Routine maintenance and repair costs are charged to expense as incurred. Major improvements, additions, or replacements that extend the life, increase capacity, or improve the safety or the efficiency of property are capitalized at cost and depreciated. Major improvements to leased property are capitalized as leasehold improvements and depreciated. Interest costs incurred during the acquisition period of capital assets are capitalized as part of the cost of the asset and depreciated.

(i) Leases

When determining lease terms, we begin with the point at which the Company obtains control and possession of the leased properties, and we include option periods for which failure to renew the lease imposes a penalty on the Company in such an amount that the renewal appears, at the inception of the lease, to be reasonably assured, which generally includes option periods through the end of the related franchise agreement term. We also include any rent holidays in the determination of the lease term.

We record rent expense and rent income for leases and subleases, respectively, that contain scheduled rent increases on a straight-line basis over the lease term as defined above. In certain cases, contingent rentals are based on sales levels of our franchisees, in excess of stipulated amounts. Contingent rentals are included in rent income and rent expense as they are earned or accrued, respectively.

We occasionally provide to our sublessees, or receive from our landlords, tenant improvement dollars. Tenant improvement dollars paid to our sublessees are recorded as a deferred rent asset. For fixed asset and/or leasehold purchases for which we receive tenant improvement dollars from our landlords, we record the property and equipment and/or leasehold improvements gross and establish a deferred rent obligation. The deferred lease assets and obligations are amortized on a straight-line basis over the determined sublease and lease terms, respectively.

Management regularly reviews sublease arrangements, where we are the lessor, for losses on sublease arrangements. We recognize a loss, discounted using credit-adjusted risk-free rates, when costs expected to be incurred under an operating prime lease exceed the anticipated future revenue stream of the operating sublease. Furthermore, for properties where we do not currently have an operational franchise or other third-party sublessee and are under long-term lease agreements, the present value of any remaining liability under the lease, discounted using credit-adjusted risk-free rates and net of estimated sublease recovery, is recognized as a liability and charged to operations at the time we cease use of the property. The value of any equipment and leasehold improvements related to a closed store is assessed for potential impairment (see note 2(j)).

F-12	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

(j) Impairment of long-lived assets

Long-lived assets that are used in operations are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through undiscounted future cash flows. Recognition and measurement of a potential impairment is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss is the amount by which the carrying amount of a long-lived asset or asset group exceeds its estimated fair value. Fair value is generally estimated by internal specialists based on the present value of anticipated future cash flows or, if required, by independent third-party valuation specialists, depending on the nature of the assets or asset group.

(k) Investments in joint ventures

The Company accounts for its joint venture interests in B-R 31 Ice Cream Co., Ltd. (“BR Japan”) and BR-Korea Co., Ltd. (“BR Korea”) in accordance with the equity method. As a result of the acquisition of the Company by BCT on March 1, 2006 (“BCT Acquisition”), the Company recorded a step-up in the basis of our investments in BR Japan and BR Korea. The basis difference is comprised of amortizable franchise rights and related tax liabilities and nonamortizable goodwill. The franchise rights and related tax liabilities are amortized in a manner that reflects the estimated benefits from the use of the intangible asset over a period of 14 years. The franchise rights were valued based on an estimate of future cash flows to be generated from the ongoing management of the contracts over their remaining useful lives.

(l) Goodwill and other intangible assets

Goodwill and trade names (“indefinite lived intangibles”) have been assigned to our reporting units, which are also our operating segments, for purposes of impairment testing. All of our reporting units have indefinite lived intangibles associated with them.

We evaluate the remaining useful life of our trade names to determine whether current events and circumstances continue to support an indefinite useful life. In addition, all of our indefinite lived intangible assets are tested for impairment annually. The trade name intangible asset impairment test consists of a comparison of the fair value of each trade name with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. The goodwill impairment test consists of a comparison of each reporting unit’s fair value to its carrying value. The fair value of a reporting unit is an estimate of the amount for which the unit as a whole could be sold in a current transaction between willing parties. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We have selected the first day of our fiscal third quarter as the date on which to perform our annual impairment test for all indefinite lived intangible assets. We also test for impairment whenever events or circumstances indicate that the fair value of such indefinite lived intangibles has been impaired.

Other intangible assets consist primarily of franchise and international license rights (“franchise rights”), ice cream manufacturing and territorial franchise agreement license rights (“license rights”), and operating lease interests acquired related to our prime leases and subleases (“operating leases acquired”). Franchise rights recorded in the consolidated balance sheets were valued using an excess earnings approach. The valuation of

F-13	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

franchise rights was calculated using an estimation of future royalty income and related expenses associated with existing franchise contracts at the acquisition date. Our valuation included assumptions related to the projected attrition and renewal rates on those existing franchise arrangements being valued. License rights recorded in the consolidated balance sheets were valued based on an estimate of future revenues and costs related to the ongoing management of the contracts over the remaining useful lives. Favorable and unfavorable operating leases acquired were recorded on purchased leases based on differences between contractual rents under the respective lease agreements and prevailing market rents at the lease acquisition date. Favorable operating leases acquired are included as a component of other intangible assets in the consolidated balance sheets. Due to the high level of lease renewals made by Dunkin’ Donuts’ franchisees, all lease renewal options for the Dunkin’ Donuts leases were included in the valuation of the favorable operating leases acquired. Amortization of franchise rights, license rights, and favorable operating leases acquired is recorded as amortization expense in the consolidated statements of operations and amortized over the respective franchise, license, and lease terms using the straight-line method.

Unfavorable operating leases acquired related to our prime and subleases are recorded in the liability section of the consolidated balance sheets and are amortized into rental expense and rental income, respectively, over the base lease term of the respective leases using the straight-line method. The weighted average amortization period for all unfavorable operating leases acquired is 14 years.

Management makes adjustments to the carrying amount of such intangible assets and unfavorable operating leases acquired if they are deemed to be impaired using the methodology for long-lived assets (see note 2(j)), or when such license or lease agreements are reduced or terminated.

(m) Contingencies

The Company records reserves for legal and other contingencies when information available to the Company indicates that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Predicting the outcomes of claims and litigation and estimating the related costs and exposures involve substantial uncertainties that could cause actual costs to vary materially from estimates. Legal costs incurred in connection with legal and other contingencies are expensed as the costs are incurred.

(n) Foreign currency translation

We translate assets and liabilities of non-U.S. operations into U.S. dollars at rates of exchange in effect at the balance sheet date and revenues and expenses at the average exchange rates prevailing during the period. Resulting translation adjustments are recorded as a separate component of comprehensive income and stockholders’ equity (deficit), net of deferred taxes. Foreign currency translation adjustments primarily result from our joint ventures, as well as subsidiaries located in Canada, the UK, Australia, and Spain. Business transactions resulting in foreign exchange gains and losses are included in the consolidated statements of operations.

F-14	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

(o) Revenue recognition

Franchise fees and royalty income

Domestically, the Company sells individual franchises as well as territory agreements in the form of store development agreements (“SDA agreements”) that grant the right to develop restaurants in designated areas. Our franchise and SDA agreements typically require the franchisee to pay an initial nonrefundable fee and continuing fees, or royalty income, based upon a percentage of sales. The franchisee will typically pay us a renewal fee if we approve a renewal of the franchise agreement. Such fees are paid by franchisees to obtain the rights associated with these franchise or SDA agreements. Initial franchise fee revenue is recognized upon substantial completion of the services required of the Company as stated in the franchise agreement, which is generally upon opening of the respective restaurant. Fees collected in advance are deferred until earned, with deferred amounts expected to be recognized as revenue within one year classified as current deferred income in the consolidated balance sheets. Royalty income is based on a percentage of franchisee gross sales and is recognized when earned, which occurs at the franchisees’ point of sale. Renewal fees are recognized when a renewal agreement with a franchisee becomes effective. Occasionally, the Company offers incentive programs to franchisees in conjunction with a franchise, SDA, or renewal agreement and, when appropriate, records the costs of such programs as reductions of revenue.

For our international business, we sell master territory and/or license agreements that typically allow the master licensee to either act as the franchisee or to sub-franchise to other operators. Master license and territory fees are generally recognized over the term of the development agreement or as stores are opened, depending on the specific terms of the agreement. Royalty income is based on a percentage of franchisee gross sales and is recognized when earned, which generally occurs at the franchisees’ point of sale. Renewal fees are recognized when a renewal agreement with a franchisee or licensee becomes effective.

Rental income

Rental income for base rentals is recorded on a straight-line basis over the lease term, including the amortization of any tenant improvement dollars paid (see note 2(i)). The difference between the straight-line rent amounts and amounts receivable under the leases is recorded as deferred rent assets in current or long-term assets, as appropriate. Contingent rental income is recognized as earned, and any amounts received from lessees in advance of achieving stipulated thresholds are deferred until such threshold is actually achieved. Deferred contingent rentals are recorded as deferred income in current liabilities in the consolidated balance sheets.

Sales of ice cream products

Our subsidiaries in Canada and the UK manufacture and/or distribute Baskin-Robbins ice cream products to Baskin-Robbins franchisees and licensees in Canada and other international locations. Revenue from the sale of ice cream is recognized when title and risk of loss transfers to the buyer, which is generally upon shipment.

F-15	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Other revenues

Other revenues include fees generated by licensing our brand names and other intellectual property, retail stores sales at company-owned restaurants, and gains, net of losses and transactions costs, from the sales of our restaurants to new or existing franchisees. Licensing fees are recognized when earned, which is generally upon sale of the underlying products by the licensees. Retail store revenues at company-owned restaurants are recognized when payment is tendered at the point of sale, net of sales tax and other sales-related taxes. Gains on the refranchise or sale of a restaurant are recognized when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at-risk equity, and we are satisfied that the buyer can meet its financial obligations to us. If the criteria for gain recognition are not met, we defer the gain to the extent we have any remaining financial exposure in connection with the sale transaction. Deferred gains are recognized when the gain recognition criteria are met.

(p) Allowance for doubtful accounts

We monitor the financial condition of our franchisees and licensees and record provisions for estimated losses on receivables when we believe that our franchisees or licensees are unable to make their required payments. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond our control. Included in the allowance for doubtful notes and accounts receivables is a provision for uncollectible royalty, lease, and licensing fee receivables.

(q) Share-based payment

We measure compensation cost at fair value on the date of grant for all stock-based awards and recognize compensation expense over the service period that the awards are expected to vest. The Company has elected to recognize compensation cost for graded-vesting awards subject only to a service condition over the requisite service period of the entire award.

(r) Income taxes

Deferred tax assets and liabilities are recorded for the expected future tax consequences of items that have been included in our consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts of assets and liabilities and the respective tax bases of assets and liabilities using enacted tax rates that are expected to apply in years in which the temporary differences are expected to reverse. The effects of changes in tax rates on deferred tax assets and liabilities are recognized in the consolidated statements of operations in the year in which the law is enacted. Valuation allowances are provided when the Company does not believe it is more likely than not that it will realize the benefit of identified tax assets.

A tax position taken or expected to be taken in a tax return is recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Estimates of interest and penalties on unrecognized tax benefits are recorded in the provision (benefit) for income taxes.

F-16	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

(s) Comprehensive income

Comprehensive income is primarily comprised of net income, foreign currency translation adjustments, unrealized gains and losses on investments, and pension adjustments for changes in funded status, and is reported in the consolidated statements of comprehensive income, net of taxes, for all periods presented.

(t) Deferred financing costs

Deferred financing costs primarily represent capitalizable costs incurred related to the issuance and refinancing of the Company’s long-term debt (see note 8). Deferred financing costs are being amortized over a weighted average period of approximately 7 years, based on projected required repayments, using the effective interest rate method.

(u) Concentration of credit risk

The Company is subject to credit risk through its accounts receivable consisting primarily of amounts due from franchisees and licensees for franchise fees, royalty income, and sales of ice cream products. In addition, we have note and lease receivables from certain of our franchisees and licensees. The financial condition of these franchisees and licensees is largely dependent upon the underlying business trends of our brands and market conditions within the quick service restaurant industry. This concentration of credit risk is mitigated, in part, by the large number of franchisees and licensees of each brand and the short-term nature of the franchise and license fee and lease receivables. At December 31, 2011, one master licensee accounted for approximately 17% of total accounts receivable, net. No other individual franchisee or master licensee accounts for more than 10% of total revenues or accounts and notes receivable.

(v) Recent accounting pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not need to perform the two-step impairment test for that reporting unit. This guidance is effective for the Company beginning in fiscal year 2012. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In June 2011, the FASB issued new guidance to increase the prominence of other comprehensive income in financial statements. This guidance provides the option to present the components of net income and comprehensive income in either one single statement or in two consecutive statements reporting net income and other comprehensive income. The Company adopted this guidance in fiscal year 2011 and presents the components of net income and comprehensive income in two consecutive statements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued new guidance to clarify existing fair value guidance and to develop common requirements for measuring fair value and for disclosing information about fair value measurements in

F-17	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

accordance with GAAP and International Financial Reporting Standards. This guidance is effective for the Company beginning in fiscal year 2012. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued new guidance to amend the criteria for performing the second step of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing the second step if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. This new guidance was effective for the Company beginning in fiscal year 2011. The adoption of this guidance did not have any impact on our goodwill assessment or our consolidated financial statements.

(w) Subsequent events

Subsequent events have been evaluated up through the date that these consolidated financial statements were filed.

(3) Franchise fees and royalty income

Franchise fees and royalty income consisted of the following (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Royalty income	$363,458	332,770	317,692
Initial franchise fees, including renewal income	35,016	27,157	26,328

Total franchise fees and royalty income	$398,474	359,927	344,020

The changes in franchised and company-owned points of distribution were as follows:

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Systemwide Points of Distribution:
Franchised points of distribution in operation - beginning of year	16,162	15,375	14,846
Franchises opened	1,335	1,618	1,601
Franchises closed	(735)	(815)	(1,055)
Net transfers from (to) company-owned points of distribution	1	(16)	(17)

Franchised points of distribution in operation - end of year	16,763	16,162	15,375
Company-owned points of distribution - end of year	31	31	18

Total systemwide points of distribution - end of year	16,794	16,193	15,393

F-18	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

(4) Advertising funds

On behalf of certain Dunkin’ Donuts and Baskin-Robbins advertising funds, the Company collects a percentage, which is generally 5% of gross retail sales from Dunkin’ Donuts and Baskin-Robbins franchisees, to be used for various forms of advertising for each brand. In most of our international markets, franchisees manage their own advertising expenditures, which are not included in the advertising fund results.

The Company administers and directs the development of all advertising and promotion programs in the advertising funds for which it collects advertising fees, in accordance with the provisions of our franchise agreements. The Company acts as, in substance, an agent with regard to these advertising contributions. We consolidate and report all assets and liabilities held by these advertising funds as restricted assets of advertising funds and liabilities of advertising funds within current assets and current liabilities, respectively, in the consolidated balance sheets. The assets and liabilities held by these advertising funds consist primarily of receivables, accrued expenses, and other liabilities related specifically to the advertising funds. The revenues, expenses, and cash flows of the advertising funds are not included in the Company’s consolidated statements of operations or consolidated statements of cash flows because the Company does not have complete discretion over the usage of the funds. Contributions to these advertising funds are restricted to advertising, product development, public relations, merchandising, and administrative expenses and programs to increase sales and further enhance the public reputation of each of the brands.

At December 31, 2011 and December 25, 2010, the Company had a net payable of $19.5 million and $23.1 million, respectively, to the various advertising funds.

To cover administrative expenses of the advertising funds, the Company charges each advertising fund a management fee for such items as rent, accounting services, information technology, data processing, product development, legal, administrative support services, and other operating expenses, which amounted to $5.7 million, $5.6 million, and $6.2 million for fiscal years 2011, 2010, and 2009, respectively. Such management fees are included in the consolidated statements of operations as a reduction in general and administrative expenses, net.

The Company also made discretionary contributions to certain advertising funds, which amounted to $2.0 million, $1.2 million, and $1.2 million for fiscal years 2011, 2010, and 2009, respectively, for the purpose of supplementing national and regional advertising in certain markets.

(5) Property and equipment

Property and equipment at December 31, 2011 and December 25, 2010 consisted of the following (in thousands):

	December 31, 2011	December 25, 2010

Land	$30,706	30,485
Buildings	43,380	40,093
Leasehold improvements	161,167	160,369
Store, production, and other equipment	50,105	49,072
Construction in progress	3,543	3,917

	288,901	283,936
Accumulated depreciation and amortization	(103,541)	(90,663)

	$185,360	193,273

F-19	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The Company recognized impairment charges on leasehold improvements, typically due to termination of the underlying lease agreement, and other corporately-held assets of $1.4 million, $4.8 million, and $6.8 million during fiscal years 2011, 2010, and 2009, respectively, which are included in impairment charges in the consolidated statements of operations.

(6) Investments in joint ventures

The Company’s ownership interests in its joint ventures as of December 31, 2011 and December 25, 2010 were as follows:

	Ownership
Entity	December 31, 2011	December 25, 2010

BR Japan	43.3%	43.3%
BR Korea	33.3	33.3

Summary financial information for the joint venture operations on an aggregated basis was as follows (in thousands):

	December 31, 2011	December 25, 2010

Current assets	$195,977	184,608
Current liabilities	92,758	86,969

Working capital	103,219	97,639
Property, plant, and equipment, net	147,929	102,405
Other assets	156,061	141,574
Long-term liabilities	55,514	19,084

Joint venture equity	$351,695	322,534

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Revenues	$659,319	580,671	495,146
Net income	44,156	47,664	41,577

F-20	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The comparison between the carrying value of our investments and the underlying equity in net assets of investments is presented in the table below (in thousands):

	BR Japan		BR Korea
	December 31, 2011	December 25, 2010	December 31, 2011	December 25, 2010

Carrying value of investment	$103,830	94,326	60,806	74,950
Underlying equity in net assets of investment	56,319	49,854	73,839	69,037

Carrying value in excess of (less than) the underlying equity in net assets(a)	$47,511	44,472	(13,033)	5,913

(a)	The excess carrying values over the underlying equity in net assets of BR Japan as of December 31, 2011 and December 25, 2010 and BR Korea as of December 25, 2010 is primarily comprised of amortizable franchise rights and related tax liabilities and nonamortizable goodwill, all of which were established in the BCT Acquisition. The deficit of cost relative to the underlying equity in net assets of BR Korea as of December 31, 2011 is primarily comprised of an impairment of long-lived assets, net of tax, recorded in fiscal year 2011.

Equity in net income (loss) of joint ventures in the consolidated statements of operations for fiscal years 2011, 2010, and 2009 includes $868 thousand, $897 thousand, and $899 thousand, respectively, of net expense related to the amortization of intangible franchise rights and related deferred tax liabilities noted above. As required under the equity method of accounting, such net expense is recorded in the consolidated statements of operations directly to equity in net income (loss) of joint ventures and not shown as a component of amortization expense.

During the fourth quarter of 2011, management concluded that indicators of potential impairment were present related to our investment in BR Korea based on continued declines in the operating performance and future projections of the Korea Dunkin’ Donuts business. Accordingly, the Company engaged an independent third-party valuation specialist to assist the Company in determining the fair value of our investment in BR Korea. The valuation was completed using a combination of discounted cash flow and income approaches to valuation. Based in part on the fair value determined by the independent third-party valuation specialist, the Company determined that the carrying value of the investment in BR Korea exceeded fair value by $19.8 million, and as such the Company recorded an impairment charge in that amount in the fourth quarter of 2011. The impairment charge was allocated to the underlying goodwill, intangible assets, and long-lived assets of BR Korea, and therefore resulted in a reduction in depreciation and amortization, net of tax, of $1.0 million, in fiscal year 2011, which is recorded within equity in net income (loss) of joint ventures in the consolidated statements of operations.

Total estimated amortization expense, net of deferred tax benefits, to be included in equity in net income of joint ventures for fiscal years 2012 through 2016 is as follows (in thousands):

Fiscal year:
2012	$710
2013	634
2014	553
2015	467
2016	375

F-21	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

(7) Goodwill and other intangible assets

The changes and carrying amounts of goodwill by reporting unit were as follows (in thousands):

Goodwill	Dunkin’ Donuts U.S.	Dunkin’ Donuts International	Baskin- Robbins International	Total

Balances at December 26, 2009:
Goodwill	$1,148,016	10,275	24,037	1,182,328
Accumulated impairment charges	(270,441)	—	(24,037)	(294,478)

Net balance at December 26, 2009	877,575	10,275	—	887,850
Goodwill acquired	780	—	—	780
Effects of foreign currency adjustments	—	25	—	25

Balances at December 25, 2010:
Goodwill	1,148,796	10,300	24,037	1,183,133
Accumulated impairment charges	(270,441)	—	(24,037)	(294,478)

Net balance at December 25, 2010	878,355	10,300	—	888,655
Goodwill acquired	2,344	—	—	2,344
Effects of foreign currency adjustments	—	(7)	—	(7)

Balances at December 31, 2011:
Goodwill	1,151,140	10,293	24,037	1,185,470
Accumulated impairment charges	(270,441)	—	(24,037)	(294,478)

Net balance at December 31, 2011	$880,699	10,293	—	890,992

The goodwill acquired during fiscal years 2011 and 2010 is related to the acquisition of certain company-owned points of distribution.

Other intangible assets at December 31, 2011 consisted of the following (in thousands):

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount

Definite lived intangibles:
Franchise rights	20	$383,786	(119,091)	264,695
Favorable operating leases acquired	14	83,672	(34,725)	48,947
License rights	10	6,230	(3,623)	2,607
Indefinite lived intangible:
Trade names	N/A	1,190,970	—	1,190,970

		$1,664,658	(157,439)	1,507,219

F-22	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Other intangible assets at December 25, 2010 consisted of the following (in thousands):

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount

Definite lived intangibles:
Franchise rights	20	$385,309	(100,296)	285,013
Favorable operating leases acquired	13	90,406	(33,965)	56,441
License rights	10	6,230	(2,997)	3,233
Indefinite lived intangible:
Trade names	N/A	1,190,970	—	1,190,970

		$1,672,915	(137,258)	1,535,657

The changes in the gross carrying amount of other intangible assets from December 25, 2010 to December 31, 2011 is primarily due to the impact of foreign currency fluctuations and the impairment of favorable operating leases acquired resulting from lease terminations. Impairment of favorable operating leases acquired, net of accumulated amortization, totaled $624 thousand, $2.3 million, and $1.7 million, for fiscal years 2011, 2010, and 2009, respectively, and is included in impairment charges in the consolidated statements of operations.

Total estimated amortization expense for other intangible assets for fiscal years 2012 through 2016 is as follows (in thousands):

Fiscal year:
2012	$26,760
2013	26,192
2014	25,681
2015	25,326
2016	22,378

(8) Debt

Debt at December 31, 2011 and December 25, 2010 consisted of the following (in thousands):

	December 31, 2011	December 25, 2010

Term loans	$1,468,309	1,243,823
Senior notes	—	615,693

Total debt	1,468,309	1,859,516
Less current portion of long-term debt	14,965	12,500

Total long-term debt	$1,453,344	1,847,016

F-23	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Senior credit facility

The Company’s senior credit facility consists of $1.50 billion aggregate principal amount term loans and a $100.0 million revolving credit facility, which were entered into by DBGI’s subsidiary, Dunkin’ Brands, Inc. (“DBI”) in November 2010. The term loans and revolving credit facility mature in November 2017 and November 2015, respectively. As of December 31, 2011 and December 25, 2010, $11.2 million of letters of credit were outstanding against the revolving credit facility.

Borrowings under the senior credit facility bear interest at a rate per annum equal to an applicable margin plus, at our option, either (1) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.5%, (b) the prime rate, (c) the LIBOR rate plus 1%, and (d) 2.00% or (2) a LIBOR rate provided that LIBOR shall not be lower than 1.00%. The applicable margin under the term loan facility is 2.00% for loans based upon the base rate and 3.00% for loans based upon the LIBOR rate. In addition, we are required to pay a 0.50% commitment fee per annum on the unused portion of the revolver and a fee for letter of credit amounts outstanding of 3.00%. The effective interest rate for term loans, including the amortization of original issue discount and deferred financing costs, was 4.4% at December 31, 2011.

Repayments are required to be made under the term loans equal to $15.0 million per calendar year, payable in quarterly installments through September 2017, with the remaining principal balance due in November 2017. Additionally, following the end of each fiscal year, if DBI’s leverage ratio, which is a measure of DBI’s cash income to outstanding debt, exceeds 4.00x, the Company is required to prepay an amount equal to 25% of excess cash flow (as defined in the senior credit facility) for such fiscal year. Under the terms of the senior credit facility, the first excess cash flow payment is due in the first quarter of fiscal year 2012 based on fiscal year 2011 excess cash flow and leverage ratio. In December 2011, the Company made an additional principal payment of $11.8 million to be applied to the 2011 excess cash flow payment that is due in the first quarter of 2012. Based on fiscal year 2011 excess cash flow, considering all payments made, the excess cash flow payment required in the first quarter of 2012 is $2.9 million, which may be deducted from future minimum required principal payments. Other events and transactions, such as certain asset sales and incurrence of debt, may trigger additional mandatory prepayments.

The senior credit facility contains certain financial and nonfinancial covenants, which include restrictions on liens, investments, additional indebtedness, asset sales, certain dividend payments, and certain transactions with affiliates. At December 31, 2011 and December 25, 2010, the Company was in compliance with all of its covenants under the senior credit facility.

Certain of the Company’s wholly owned domestic subsidiaries guarantee the senior credit facility. All obligations under the senior credit facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all assets of DBI and the subsidiary guarantors.

During 2011, the Company increased the size of the term loans from $1.25 billion to $1.50 billion. The incremental proceeds of the term loans were used to repay $250.0 million of the Company’s senior notes. Additionally, the Company completed two separate re-pricing transactions to reduce the stated interest rate on the senior credit facility. As a result of the additional term loan borrowings and the re-pricings of the term loans, the Company recorded a loss on debt extinguishment and refinancing transactions of $8.2 million in fiscal year 2011, which includes debt extinguishment of $477 thousand related to the write-off of original issuance discount and deferred financing costs, and $7.7 million of costs paid to creditors and third parties.

F-24	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The term loans were issued with an original issue discount of $6.3 million. Total debt issuance costs incurred and capitalized in relation to the senior credit facility were $32.6 million. Total amortization of original issue discount and debt issuance costs related to the senior credit facility was $5.3 million and $323 thousand for fiscal years 2011 and 2010, respectively, which is included in interest expense in the consolidated statements of operations.

Senior notes

DBI issued $625.0 million face amount senior notes in November 2010 with a maturity of December 2018 and interest payable semi-annually at a rate of 9.625% per annum.

The senior notes were issued with an original issue discount of $9.4 million. Total debt issuance costs incurred and capitalized in relation to the senior notes were $15.6 million. Total amortization of original issue discount and debt issuance costs related to the senior notes was $1.0 million and $182 thousand for fiscal years 2011 and 2010, respectively, which is included in interest expense in the consolidated statements of operations.

In conjunction with the additional term loan borrowings during 2011, the Company repaid $250.0 million of senior notes. Using funds raised by the Company’s initial public offering (see note 12) in August 2011, the Company repaid the full remaining principal balance on the senior notes. In conjunction with the repayment of senior notes, the Company recorded a loss on debt extinguishment of $26.0 million, which includes the write-off of original issuance discount and deferred financing costs totaling $22.8 million, as well as prepayment premiums and third-party costs of $3.2 million.

ABS Notes

On May 26, 2006, certain of the Company’s subsidiaries (the “Co-Issuers”) entered into a securitization transaction. In connection with this securitization transaction, the Co-Issuers issued 5.779% Fixed Rate Series 2006-1 Senior Notes, Class A-2 (“Class A-2 Notes”) with an initial principal amount of $1.5 billion and 8.285% Fixed Rate Series 2006-1 Subordinated Notes, Class M-1 (“Class M-1 Notes”) with an initial principal amount of $100.0 million. In addition, the Company also issued Class A-1 Notes (the Class A-1 Notes, together with the Class A-2 Notes and the Class M-1 Notes, the “ABS Notes”), which permitted the Co-Issuers to draw up to a maximum of $100.0 million on a revolving basis.

Total debt issuance costs incurred and capitalized in relation to the ABS Notes were $72.9 million, of which $6.0 million and $7.4 million was amortized to interest expense during fiscal years 2010 and 2009, respectively.

During fiscal year 2009, the Company repurchased and retired outstanding Class A-2 Notes with a total face value of $153.7 million. The Class A-2 Notes were repurchased using available cash for a total repurchase price of $142.7 million. As a result of these repurchases, the Company recorded a net gain on debt extinguishment of $3.7 million, which includes the write-off of deferred financing costs of $4.8 million and pre-payment premiums paid to Ambac of $2.5 million.

In 2010, all outstanding ABS Notes were repaid in full with proceeds from the term loans and senior notes, as well as available cash. As a result, a net loss on debt extinguishment of $62.0 million was recorded, which includes the write-off of deferred financing costs of $37.4 million, make whole payments of $23.6 million, and other professional and legal costs.

F-25	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Maturities of long-term debt

Excluding the impact of excess cash flow payments required by the senior credit facility as discussed above, the aggregate maturities of long-term debt for each of the next five calendar years are $15.0 million.

(9) Other current liabilities

Other current liabilities at December 31, 2011 and December 25, 2010 consisted of the following (in thousands):

	December 31, 2011	December 25, 2010

Gift card/certificate liability	$144,965	123,078
Accrued salary and benefits	31,001	21,307
Accrued professional and legal costs	8,085	9,839
Accrued interest	659	6,129
Other	15,887	23,241

Total other current liabilities	$200,597	183,594

During fiscal years 2011, 2010, and 2009, the Company recognized $412 thousand, $521 thousand, and $3.2 million, respectively, of income related to gift certificate breakage within general and administrative expenses, net. The gift certificate breakage amount recognized was based upon historical redemption patterns and represents the remaining balance of gift certificates for which the Company believes the likelihood of redemption by the customer is remote. The Company determined during fiscal year 2009 that sufficient historical patterns existed to estimate breakage and therefore recognized a cumulative adjustment for all gift certificates outstanding as of December 26, 2009.

(10) Leases

The Company is the lessee on certain land leases (the Company leases the land and erects a building) or improved leases (lessor owns the land and building) covering restaurants and other properties. In addition, the Company has leased and subleased land and buildings to others. Many of these leases and subleases provide for future rent escalation and renewal options. In addition, contingent rentals, determined as a percentage of annual sales by our franchisees, are stipulated in certain prime lease and sublease agreements. The Company is generally obligated for the cost of property taxes, insurance, and maintenance relating to these leases. Such costs are typically charged to the sublessee based on the terms of the sublease agreements. The Company also leases certain office equipment and a fleet of automobiles under noncancelable operating leases.

F-26	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Included in the Company’s consolidated balance sheets are the following amounts related to capital leases (in thousands):

	December 31, 2011	December 25, 2010

Leased property under capital leases (included in property and equipment)	$5,097	5,303
Less accumulated depreciation	(1,510)	(1,379)

	$3,587	3,924

Capital lease obligations:
Current	$232	205
Long-term	4,928	5,160

	$5,160	5,365

Capital lease obligations exclude that portion of the minimum lease payments attributable to land, which are classified separately as operating leases. Interest expense associated with the capital lease obligations is computed using the incremental borrowing rate at the time the lease is entered into and is based on the amount of the outstanding lease obligation. Depreciation on capital lease assets is included in depreciation expense in the consolidated statements of operations. Interest expense related to capital leases for fiscal years 2011, 2010, and 2009 was $481 thousand, $505 thousand, and $493 thousand, respectively.

Included in the Company’s consolidated balance sheets are the following amounts related to assets leased to others under operating leases, where the Company is the lessor (in thousands):

	December 31, 2011	December 25, 2010

Land	$26,624	26,914
Buildings	38,472	37,680
Leasehold improvements	146,209	147,139
Store, production, and other equipment	62	245
Construction in progress	823	1,403

	212,190	213,381
Accumulated depreciation and amortization	(66,622)	(58,341)

	$145,568	155,040

F-27	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Future minimum rental commitments to be paid and received by the Company at December 31, 2011 for all noncancelable leases and subleases are as follows (in thousands):

	Payments		Receipts Subleases	Net leases
	Capital leases	Operating leases

Fiscal year:
2012	$691	52,965	(60,251)	(6,595)
2013	702	51,475	(59,164)	(6,987)
2014	721	49,985	(58,150)	(7,444)
2015	754	45,186	(56,942)	(11,002)
2016	758	44,236	(56,653)	(11,659)
Thereafter	5,429	373,328	(390,432)	(11,675)

Total minimum rental commitments	9,055	$617,175	(681,592)	(55,362)

Less amount representing interest	3,895

Present value of minimum capital lease obligations	$5,160

Rental expense under operating leases associated with franchised locations is included in occupancy expenses—franchised restaurants in the consolidated statements of operations. Rental expense under operating leases for all other locations, including corporate facilities and company-owned restaurants, is included in general and administrative expenses, net, in the consolidated statements of operations. Total rental expense for all operating leases consisted of the following (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Base rentals	$52,214	53,704	51,819
Contingent rentals	4,510	4,093	3,711

	$56,724	57,797	55,530

Total rental income for all leases and subleases consisted of the following (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Base rentals	$66,061	66,630	67,825
Contingent rentals	26,084	24,472	25,826

	$92,145	91,102	93,651

F-28	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The impact of the amortization of our unfavorable operating leases acquired resulted in an increase in rental income and a decrease in rental expense as follows (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Increase in rental income	$1,392	1,806	2,157
Decrease in rental expense	1,838	2,514	2,870

Total increase in operating income	$3,230	4,320	5,027

Following is the estimated impact of the amortization of our unfavorable operating leases acquired for each of the next five years (in thousands):

	Decrease in rental expense	Increase in rental income	Total increase in operating income

Fiscal year:
2012	$1,286	1,026	2,312
2013	1,118	937	2,055
2014	1,062	845	1,907
2015	958	793	1,751
2016	902	655	1,557

(11) Segment information

The Company is strategically aligned into two global brands, Dunkin’ Donuts and Baskin-Robbins, which are further segregated between U.S. operations and international operations. As such, the Company has determined that it has four operating segments, which are its reportable segments: Dunkin’ Donuts U.S., Dunkin’ Donuts International, Baskin-Robbins U.S., and Baskin-Robbins International. Dunkin’ Donuts U.S., Baskin-Robbins U.S., and Dunkin’ Donuts International primarily derive their revenues through royalty income, franchise fees, and rental income. Baskin-Robbins U.S. also derives revenue through license fees from a third-party license agreement. Baskin-Robbins International primarily derives its revenues from the manufacturing and sales of ice cream products, as well as royalty income, franchise fees, and license fees. The operating results of each segment are regularly reviewed and evaluated separately by the Company’s senior management, which includes, but is not limited to, the chief executive officer and the chief financial officer. Senior management primarily evaluates the performance of its segments and allocates resources to them based on earnings before interest, taxes, depreciation, amortization, impairment charges, gains and losses on debt extinguishment and refinancing transactions, other gains and losses, and unallocated corporate charges, referred to as segment profit. When senior management reviews a balance sheet, it is at a consolidated level. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

Subsequent to December 25, 2010, and as part of fiscal year 2011 management reporting, intersegment royalties and rental income earned from company-owned restaurants are now eliminated from Dunkin’ Donuts U.S. segment revenues. Revenues for all periods presented in the tables below have been restated to reflect these changes.

F-29	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Revenues for all operating segments include only transactions with unaffiliated customers and include no intersegment revenues. Revenues reported as “Other” include retail sales for company-owned restaurants, as well as revenue earned through arrangements with third parties in which our brand names are used and revenue generated from online training programs for franchisees that are not allocated to a specific segment. Revenues by segment were as follows (in thousands):

	Revenues
	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Dunkin’ Donuts U.S.	$437,728	400,337	387,262
Dunkin’ Donuts International	15,253	14,128	12,326
Baskin-Robbins U.S.	41,763	42,920	46,293
Baskin-Robbins International	108,579	91,285	80,764

Total reportable segments	603,323	548,670	526,645
Other	24,875	28,465	11,428

Total revenues	$628,198	577,135	538,073

Revenues for foreign countries are represented by the Dunkin’ Donuts International and Baskin-Robbins International segments above. No individual foreign country accounted for more than 10% of total revenues for any fiscal year presented.

For purposes of evaluating segment profit, Dunkin’ Donuts U.S. includes the net operating income earned from company-owned restaurants. Expenses included in “Corporate and other” in the segment profit table below include corporate overhead costs, such as payroll and related benefit costs and professional services, as well the impairment charge recorded in fiscal year 2011 related to our investment in BR Korea (see note 6). Segment profit by segment was as follows (in thousands):

	Segment profit
	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Dunkin’ Donuts U.S.	$334,308	293,132	275,961
Dunkin’ Donuts International	11,528	14,573	12,628
Baskin-Robbins U.S.	20,904	27,607	33,459
Baskin-Robbins International	43,533	41,596	41,212

Total reportable segments	410,273	376,908	363,260
Corporate and other	(150,382)	(118,482)	(107,287)
Interest expense, net	(104,449)	(112,532)	(115,019)
Depreciation and amortization	(52,522)	(57,826)	(62,911)
Impairment charges	(2,060)	(7,075)	(8,517)
Gain (loss) on debt extinguishment and refinancing transactions	(34,222)	(61,955)	3,684
Other gains (losses), net	175	408	1,066

Income before income taxes	$66,813	19,446	74,276

F-30	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Equity in net income (loss) of joint ventures, including amortization on intangibles resulting from the BCT Acquisition, is included in segment profit for the Dunkin’ Donuts International and Baskin-Robbins International reportable segments. Expenses included in “Other” in the segment profit table below represent the impairment charge recorded in fiscal year 2011 related to our investment in BR Korea (see note 6). Equity in net income (loss) of joint ventures by reportable segment was as follows (in thousands):

	Equity in net income of joint ventures
	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Dunkin’ Donuts International	$840	3,913	3,718
Baskin-Robbins International	14,461	13,912	10,583

Total reportable segments	15,301	17,825	14,301
Other	(18,776)	—	—

Total equity in net income (loss) of joint ventures	$(3,475)	17,825	14,301

Depreciation and amortization is not included in segment profit for each reportable segment. However, depreciation and amortization is included in the financial results regularly provided to the Company’s senior management. Depreciation and amortization by reportable segments was as follows (in thousands):

	Depreciation and amortization
	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Dunkin’ Donuts U.S.	$20,068	21,802	24,035
Dunkin’ Donuts International	130	129	143
Baskin-Robbins U.S.	522	760	1,079
Baskin-Robbins International	866	1,183	1,173

Total reportable segments	21,586	23,874	26,430
Corporate and other	30,936	33,952	36,481

Total depreciation and amortization	$52,522	57,826	62,911

Property and equipment, net by geographic region as of December 31, 2011 and December 25, 2010 are based on the physical locations within the indicated geographic regions and are as follows (in thousands):

	December 31, 2011	December 25, 2010

United States	$179,616	187,862
International	5,744	5,411

	$185,360	193,273

F-31	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

(12) Stockholders’ equity

(a) Public Offerings

On August 1, 2011, the Company completed an initial public offering in which the Company sold 22,250,000 shares of common stock at an initial public offering price of $19.00 per share, less underwriter discounts and commissions, resulting in net proceeds to the Company of approximately $390.0 million after deducting underwriter discounts and commissions and expenses paid or payable by the Company. Additionally, the underwriters exercised, in full, their option to purchase 3,337,500 additional shares, which were sold by certain existing stockholders. The Company did not receive any proceeds from the sales of shares by the existing stockholders. The Company used a portion of the net proceeds from the initial public offering to repay the remaining $375.0 million outstanding under the senior notes, with the remaining net proceeds being used for working capital and general corporate purposes.

On November 22, 2011, certain existing stockholders sold 22,000,000 shares of our common stock at a price of $25.62 per share, less underwriting discounts and commissions, in a secondary public offering. Additionally, the underwriters exercised their option to purchase an additional 1,937,986 shares, which were also sold by certain existing stockholders. The Company did not receive any proceeds from the sales of shares by the existing stockholders. The Company incurred approximately $984 thousand of expenses in connection with the offering, which were paid by the Company in accordance with the registration rights and coordination agreement (see note 18(a)).

(b) Common Stock

Prior to the initial public offering, our charter authorized the Company to issue two classes of common stock, Class L and common. The rights of the holders of Class L and common shares were identical, except with respect to priority in the event of a distribution, as defined. The Class L common stock was entitled to a preference with respect to all distributions by the Company until the holders of Class L common stock had received an amount equal to the Class L base amount of approximately $41.75 per share, plus an amount sufficient to generate an internal rate of return of 9% per annum on the Class L base amount, compounded quarterly. Thereafter, the Class L and common stock shared ratably in all distributions by the Company. Class L common stock was classified outside of permanent equity in the consolidated balance sheets at its preferential distribution amount, as the Class L stockholders controlled the timing and amount of distributions. The Class L preferred return of 9% per annum, compounded quarterly, was added to the Class L preferential distribution amount each period and recorded as an increase to accumulated deficit. Dividends paid on the Class L common stock reduced the Class L preferential distribution amount.

Immediately prior to the initial public offering, each outstanding share of Class L common stock converted into approximately 0.2189 of a share of common stock plus 2.2149 shares of common stock, which was determined by dividing the Class L preference amount, $38.8274, by the initial public offering price net of the estimated underwriting discount and a pro rata portion, based upon the number of shares sold in the offering, of the estimated offering-related expenses. As such, the 22,866,379 shares of Class L common stock that were outstanding at the time of the offering converted into 55,652,782 shares of common stock.

F-32	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The changes in Class L common stock were as follows (in thousands):

	Fiscal year ended
	December 31, 2011		December 25, 2010		December 26, 2009
	Shares	Amount	Shares	Amount	Shares	Amount

Common stock, Class L, beginning of year	22,995	$840,582	22,981	$1,232,001	22,918	$1,127,863
Issuance of Class L common stock	65	2,270	14	754	63	2,648
Repurchases of Class L common stock	—	(113)	—	(3,197)	—	(3,070)
Retirement of treasury stock	(194)	—	—	—	—	—
Cash dividends paid	—	—	—	(500,002)	—	—
Accretion of Class L preferred return	—	45,102	—	111,026	—	104,560
Conversion of Class L shares to common shares	(22,866)	(887,841)	—	—	—	—

Common stock, Class L, end of year	—	$—	22,995	$840,582	22,981	$1,232,001

On December 3, 2010, the board of directors declared an aggregate dividend in the amount of $500.0 million, or $21.93 per share, payable on that date in accordance with the Company’s charter to the holders of Class L common stock as of that date. The dividend was recorded as a reduction to Class L common stock.

Common shares issued and outstanding included in the consolidated balance sheets include vested and unvested restricted shares. Common stock in the consolidated statement of stockholders’ equity (deficit) excludes unvested restricted shares.

(c) Treasury stock

During fiscal years 2011, 2010, and 2009, the Company repurchased a total of 23,624 shares, 193,800 shares, and 201,372 shares, respectively, of common stock and 3,266 shares, 65,414 shares, and 72,859 shares, respectively, of Class L shares that were originally sold and granted to former employees of the Company. The Company accounts for treasury stock under the cost method, and as such recorded increases in common treasury stock of $173 thousand, $693 thousand, and $387 thousand during fiscal years 2011, 2010, and 2009, respectively, based on the fair market value of the shares on the respective dates of repurchase. On April 26, 2011, the Company retired all of its treasury stock, resulting in a $2.0 million reduction in common treasury stock and additional paid-in-capital.

(d) Accumulated other comprehensive income

The components of accumulated other comprehensive income were as follows (in thousands):

	Effect of foreign currency translation	Other	Accumulated other comprehensive income

Balances at December 25, 2010	$14,350	(723)	13,627
Other comprehensive income	6,560	(586)	5,974

Balances at December 31, 2011	$20,910	(1,309)	19,601

F-33	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

(13) Equity incentive plans

The Company’s 2006 Executive Incentive Plan, as amended, (the “2006 Plan”) provides for the grant of stock-based and other incentive awards. A maximum of 12,191,145 shares of common stock may be delivered in satisfaction of awards under the 2006 Plan, of which a maximum of 5,012,966 shares may be awarded as nonvested (restricted) shares and a maximum of 7,178,179 may be delivered in satisfaction of stock options.

The Dunkin’ Brands Group, Inc. 2011 Omnibus Long-Term Incentive Plan (the “2011 Plan”) was adopted in July 2011, and is the only plan under which the Company currently grants awards. A maximum of 7,000,000 shares of common stock may be delivered in satisfaction of awards under the 2011 Plan.

Total share-based compensation expense, which is included in general and administrative expenses, net, consisted of the following (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Restricted shares	$2,739	639	1,684
2006 Plan stock options—executive	1,626	703	—
2006 Plan stock options—nonexecutive	202	119	61
2011 Plan stock options	32	—	—
Other	33	—	—

Total share-based compensation	$4,632	1,461	1,745

Total related tax benefit	$1,852	619	676

Nonvested (restricted) shares

The Company historically issued restricted shares of common stock to certain executive officers of the Company. The restricted shares generally vest in three separate tranches with different vesting conditions. In addition to the vesting conditions described below, all three tranches of the restricted shares provide for partial or full accelerated vesting upon change in control. Restricted shares that do not vest are forfeited to the Company.

Tranche 1 shares generally vest in four or five equal annual installments based on a service condition. The weighted average requisite service period for the Tranche 1 shares is approximately 4.4 years, and compensation cost is recognized ratably over this requisite service period.

The Tranche 2 shares generally vest in five annual installments beginning on the last day of the fiscal year of grant based on a service condition and performance conditions linked to annual EBITDA targets, which were not achieved for fiscal years 2009, 2010, and 2011 and are not expected to be achieved in future years. As the Tranche 2 shares vest in installments and contain a performance condition, these shares are treated as five separate awards with five separate vesting dates and requisite service periods. The requisite service periods for these Tranche 2 shares are generally one year. Total compensation cost for the Tranche 2 shares is determined based on the most likely outcome of the performance conditions and the number of awards expected to vest based on those outcomes.

F-34	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Tranche 3 shares generally vest in four annual installments based on a service condition, a performance condition, and market conditions. The Tranche 3 shares did not become eligible to vest until achievement of the performance condition, which is defined as an initial public offering or change in control. These events were not considered probable of occurring until such events actually occurred. The market condition relates to the achievement of a minimum investor rate of return on the Sponsor’s shares ranging from 20% to 24% as of specified measurement dates, which occur on the six month anniversary of an initial public offering and every three months thereafter, or on the date of a change in control. As the Tranche 3 shares require the satisfaction of multiple vesting conditions, the requisite service period is the longest of the explicit, implicit, and derived service periods of the service, performance, and market conditions. As the performance condition could not be deemed probable of occurring until an initial public offering or change of control event was completed, no compensation cost was recognized related to the Tranche 3 shares prior to fiscal year 2011. Upon completion of the initial public offering in fiscal year 2011, $2.6 million of expense was recorded related to approximately 0.8 million Tranche 3 restricted shares that were outstanding at the date of the initial public offering. The entire value of the outstanding Tranche 3 shares was recorded upon completion of the initial public offering as the requisite service period, which was equivalent to the implicit service period of the performance condition, had been delivered.

A summary of the changes in the Company’s restricted shares during fiscal year 2011 is presented below:

	Number of shares	Weighted average grant-date fair value

Restricted shares at December 25, 2010	1,085,827	$4.28
Granted	65,000	19.00
Vested	(104,779)	4.62
Forfeited	(402,906)	6.67

Restricted shares at December 31, 2011	643,142	4.21

The fair value of each restricted share was estimated on the date of grant based on recent transactions and third-party valuations of the Company’s common stock. As of December 31, 2011, there was $26 thousand of total unrecognized compensation cost related to the Tranche 1 restricted shares. Unrecognized compensation cost related to the Tranche 1 shares is expected to be recognized over a weighted average period of approximately 1.4 years. The total potential unrecognized compensation cost related to the Tranche 2 shares is $59 thousand. As the performance condition for Tranche 2 shares is not deemed probable of occurring, it is unlikely the compensation cost will be recognized. There is no unrecognized compensation cost related to the Tranche 3 shares. The total grant-date fair value of shares vested during fiscal years 2011, 2010, and 2009, was $484 thousand, $1.3 million, and $1.9 million, respectively.

2006 Plan stock options—executive

During fiscal years 2011 and 2010, the Company granted options to executives to purchase 828,040 and 4,750,437 shares of common stock, respectively, under the 2006 Plan. The executive options vest in two separate tranches, 30% allocated as Tranche 4 and 70% allocated as Tranche 5, each with different vesting conditions. In addition to the vesting conditions described below, both tranches provide for partial accelerated vesting upon change in control. The maximum contractual term of the executive options is ten years.

F-35	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The Tranche 4 executive options generally vest in equal annual amounts over a five-year period subsequent to the grant date, and as such are subject to a service condition. Certain options provide for accelerated vesting at the date of grant, with 20% of the Tranche 4 options vesting on each subsequent anniversary of the grant date over a three or four-year period. The requisite service periods over which compensation cost is being recognized ranges from three to five years.

The Tranche 5 executive options become eligible to vest based on continued service periods of three to five years that are aligned with the Tranche 4 executive options (“Eligibility Percentage”). Vesting does not actually occur until the achievement of a performance condition, which is the sale of shares by the Sponsors. Additionally, the options are subject to a market condition related to the achievement of specified investor returns to the Sponsors upon a sale of shares. Upon a sale of shares by the Sponsors and assuming the requisite service has been provided, Tranche 5 options vest in proportion to the percentage of the Sponsors’ shares sold by them (“Performance Percentage”), but only if the aggregate return on those shares sold is two times the Sponsors’ original purchase price. Actual vesting is determined by multiplying the Eligibility Percentage by the Performance Percentage. Additionally, 100% of the Tranche 5 options vest, assuming the requisite service has been provided, if the aggregate amount of cash received by the Sponsors through sales, distributions, or dividends is two times the original purchase price of all shares purchased by the Sponsors. As the Tranche 5 options require the satisfaction of multiple vesting conditions, the requisite service period is the longest of the explicit, implicit, and derived service periods of the service, performance, and market conditions. Based on the sale of shares by the Sponsors in connection with public offerings completed in 2011, the cumulative Performance Percentage as of December 31, 2011 was 28.5% resulting in compensation expense of $1.1 million being recorded in fiscal year 2011. No Tranche 5 shares vested prior to fiscal year 2011, and therefore no compensation expense related to Tranche 5 shares was recorded in fiscal years 2010 or 2009.

The fair value of the Tranche 4 options was estimated on the date of grant using the Black-Scholes option pricing model. The fair value of the Tranche 5 options was estimated on the date of grant using a combination of lattice models and Monte Carlo simulations. These models are impacted by the Company’s stock price and certain assumptions related to the Company’s stock and employees’ exercise behavior. Additionally, the value of the Tranche 5 options is impacted by the probability of achievement of the market condition. The following weighted average assumptions were utilized in determining the fair value of executive options granted during fiscal years 2011 and 2010:

	Fiscal year ended
	December 31, 2011	December 25, 2010

Weighted average grant-date fair value of share options granted	$6.27	$1.51
Significant assumptions:
Tranche 4 options:
Risk-free interest rate	2.1%–2.7%	2.0%–2.8%
Expected volatility	47.0%–72.0%	58.0%
Dividend yield	—	—
Expected term (years)	6.5	5.6–6.5
Tranche 5 options:
Risk-free interest rate	2.3%–3.2%	2.3%–3.4%
Expected volatility	47.0%–72.0%	43.1%–66.4%
Dividend yield	—	—

F-36	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The expected term of the Tranche 4 options was estimated utilizing the simplified method. We utilized the simplified method because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The simplified method was used for all stock options that require only a service vesting condition, including all Tranche 4 options, for all periods presented. The risk-free interest rate assumption was based on yields of U.S. Treasury securities in effect at the date of grant with terms similar to the expected term. Expected volatility was estimated based on historical volatility of peer companies over a period equivalent to the expected term. Additionally, the Company did not anticipate paying dividends on the underlying common stock at the date of grant.

As share-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures of generally 10% per year. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical and forecasted turnover, and actual forfeitures have not had a material impact on share-based compensation expense.

A summary of the status of the Company’s executive stock options as of December 31, 2011 and changes during fiscal year 2011 are presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in millions)

Share options outstanding at December 25, 2010	4,474,606	$3.09	9.2
Granted	828,040	10.01
Exercised	(22,986)	3.64
Forfeited or expired	(440,930)	8.92

Share options outstanding at December 31, 2011	4,838,730	3.74	8.3	$102.8

Share options exercisable at December 31, 2011	710,942	3.04	8.2	15.6

Executive stock options granted during fiscal year 2011 consisted of the following:

Grant Date	Number of awards granted	Option exercise price	Fair value of underlying common stock

3/9/2011	637,040	$7.31	$7.31
7/26/2011	191,000	$19.00	$19.00

Prior to the initial public offering, the fair value of the common stock underlying the options granted was determined based on a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

As of December 31, 2011, there was $1.6 million of total unrecognized compensation cost related to Tranche 4 options, which is expected to be recognized over a weighted average period of approximately 3.2 years. As of December 31, 2011, there was $590 thousand of total unrecognized compensation cost related to the 28.5% of

F-37	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Tranche 5 options for which the performance condition had been achieved but the requisite service had not yet been provided, which is expected to be recognized over a weighted average period of approximately 3.5 years. The total unrecognized compensation cost related to the remaining 71.5% of Tranche 5 options is $4.7 million, and will not be recognized until the related performance condition is deemed probable of occurring.

2006 Plan stock options—nonexecutive and 2011 Plan stock options

During fiscal years 2011, 2010, and 2009, the Company granted options to nonexecutives to purchase 50,491 shares, 222,198 shares, and 14,908 shares, respectively, of common stock under the 2006 Plan. Additionally, during fiscal year 2011, the Company granted options to certain employees to purchase 292,700 shares of common stock under the 2011 Plan. The nonexecutive options and 2011 Plan options vest in equal annual amounts over either a four- or five-year period subsequent to the grant date, and as such are subject to a service condition, and also fully vest upon a change of control. The requisite service period over which compensation cost is being recognized is either four or five years. The maximum contractual term of the nonexecutive and 2011 Plan options is ten years.

The fair value of nonexecutive and 2011 Plan options was estimated on the date of grant using the Black-Scholes option pricing model. This model is impacted by the Company’s stock price and certain assumptions related to the Company’s stock and employees’ exercise behavior. The following weighted average assumptions were utilized in determining the fair value of nonexecutive and 2011 Plan options granted during fiscal years 2011, 2010, and 2009:

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Weighted average grant-date fair value of share options granted	$10.27	2.88	0.79
Weighted average assumptions:
Risk-free interest rate	1.2%-2.7%	2.1%	2.3%
Expected volatility	43.0%-72.0%	58.0%	37.0%
Dividend yield	—	—	—
Expected term (years)	6.25-6.5	6.5	6.5

The expected term was estimated utilizing the simplified method. We utilized the simplified method because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The risk-free interest rate assumption was based on yields of U.S. Treasury securities in effect at the date of grant with terms similar to the expected term. Expected volatility was estimated based on historical volatility of peer companies over a period equivalent to the expected term. Additionally, the Company did not anticipate paying dividends on the underlying common stock at the date of grant.

As share-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for annualized estimated forfeitures of 10-13%. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical and forecasted turnover, and actual forfeitures have not had a material impact on share-based compensation expense.

F-38	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

A summary of the status of the Company’s nonexecutive and 2011 Plan options as of December 31, 2011 and changes during fiscal year 2011 is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in millions)

Share options outstanding at December 25, 2010	360,107	$4.89	8.5
Granted	343,191	23.34
Exercised	(38,674)	4.73
Forfeited or expired	(16,867)	5.66

Share options outstanding at December 31, 2011	647,757	14.65	8.9	$6.7

Share options exercisable at December 31, 2011	105,885	4.86	6.7	2.1

Nonexecutive and 2011 Plan options granted during fiscal year 2011 consisted of the following:

Grant Date	Number of awards granted	Option exercise price	Fair value of underlying common stock

3/9/2011	21,891	$7.31	$7.31
7/26/2011	28,600	$19.00	$19.00
12/12/2011	160,000	$25.18	$25.18
12/21/2011	132,700	$24.69	$24.69

Prior to the initial public offering, the fair value of the common stock underlying the options granted was determined based on a contemporaneous valuation performed by an independent third-party valuation specialist in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Subsequent to July 27, 2011, the fair value of the common stock underlying the options granted was determined based on the closing price of the Company’s common stock on the NASDAQ Global Select Market on the date of grant.

As of December 31, 2011, there was $3.4 million of total unrecognized compensation cost related to nonexecutive and 2011 Plan options. Unrecognized compensation cost is expected to be recognized over a weighted average period of approximately 3.9 years.

F-39	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

(14) Earnings per Share

The computation of basic and diluted earnings per common share is as follows (in thousands, except share and per share amounts):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Net income—basic and diluted	$34,442	26,861	35,008

Allocation of net income (loss) to common stockholders—basic and diluted:
Class L	$140,212	111,026	104,560
Common	(105,770)	(84,165)	(69,552)

Weighted average number of common shares—basic and diluted:
Class L	22,845,378	22,806,796	22,859,274
Common	74,835,697	41,295,866	41,096,393

Earnings (loss) per common share—basic and diluted:
Class L	$6.14	4.87	4.57
Common	(1.41)	(2.04)	(1.69)

As the Company had both Class L and common stock outstanding during each of the periods presented and Class L has preference with respect to all distributions, earnings per share is calculated using the two-class method, which requires the allocation of earnings to each class of common stock. The numerator in calculating Class L basic and diluted earnings per share is the Class L preference amount accrued at 9% per annum during the period presented plus, if positive, a pro rata share of an amount equal to consolidated net income less the Class L preference amount. The Class L preferential distribution amounts accrued were $45.1 million, $111.0 million, and $104.6 million during fiscal years 2011, 2010, and 2009, respectively. The Class L preferential distribution amounts for fiscal year 2011 declined from the prior years due to the conversion of the Class L shares into common stock immediately prior to the Company’s initial public offering that was completed on August 1, 2011, as well as the dividend paid to holders of Class L shares on December 3, 2010, which reduced the Class L per-share preference amount on which the 9% annual return is calculated. Additionally, the numerator in calculating the Class L basic and diluted earnings per share for fiscal year 2011 includes an amount representing the excess of the fair value of the consideration transferred to the Class L shareholders upon conversion to common stock over the carrying amount of the Class L shares at the date of conversion, which occurred immediately prior to the Company’s initial public offering. As the carrying amount of the Class L shares was equal to the Class L preference amount, the excess fair value of the consideration transferred to the Class L shareholders was equal to the fair value of the additional 0.2189 of a share of common stock into which each Class L share converted (“Class L base share”), which totaled $95.1 million, calculated as follows:

Class L shares outstanding immediately prior to the initial public offering	22,866,379
Number of common shares received for each Class L share	0.2189

Common stock received by Class L shareholders, excluding preferential distribution	5,005,775
Common stock fair value per share (initial public offering price per share)	$19.00

Fair value of Class L base shares (in thousands)	$95,110

F-40	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The weighted average number of Class L shares in the Class L earnings per share calculation represents the weighted average from the beginning of the period up through the date of conversion of the Class L shares into common shares.

The weighted average number of common shares in the common diluted earnings per share calculation excludes all restricted stock and stock options outstanding during the respective periods, as they would be antidilutive. As of December 31, 2011, there were 643,142 unvested common restricted stock awards and 5,486,487 options to purchase common stock outstanding that may be dilutive in the future. Of those amounts, there were 636,752 common restricted stock awards and 2,422,628 options to purchase common stock that were performance-based and for which the performance criteria have not yet been met. There were no Class L common stock equivalents outstanding during fiscal years 2011, 2010, and 2009.

(15) Income taxes

Income before income taxes was attributed to domestic and foreign taxing jurisdictions as follows (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Domestic operations	$70,034	2,270	54,804
Foreign operations	(3,221)	17,176	19,472

Income before income taxes	$66,813	19,446	74,276

The components of the provision (benefit) for income taxes were as follows (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Current:
Federal	$34,282	11,497	8,575
State	5,733	5,339	8,585
Foreign	3,719	4,138	3,807

Current tax provision	$43,734	20,974	20,967

Deferred:
Federal	$(11,567)	(16,916)	15,773
State	892	(10,397)	2,239
Foreign	(688)	(1,076)	289

Deferred tax provision (benefit)	(11,363)	(28,389)	18,301

Provision (benefit) for income taxes	$32,371	(7,415)	39,268

F-41	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The provision for income taxes from continuing operations differed from the expense computed using the statutory federal income tax rate of 35% due to the following:

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Computed federal income tax expense, at statutory rate	35.0%	35.0%	35.0%
Permanent differences:
Impairment of investment in BR Korea	9.8	—	—
Other permanent differences	0.9	1.7	0.5
State income taxes	6.9	1.8	4.8
Benefits and taxes related to foreign operations	(6.8)	(33.4)	(6.9)
Changes in enacted tax rates	3.0	(27.2)	—
Change in valuation allowance	—	—	7.8
Uncertain tax positions	1.9	(16.1)	12.3
Other	(2.2)	0.1	(0.6)

	48.5%	(38.1)%	52.9%

During fiscal year 2011, the Company recognized deferred tax expense of $1.9 million due to enacted changes in future state income tax rates. During fiscal year 2010, the Company recognized a deferred tax benefit of $5.7 million, due to changes in the estimated apportionment of income among the states in which the Company earns income and enacted changes in future state income tax rates. These changes in estimates and enacted tax rates affect the tax rate expected to be in effect in future periods when the deferred tax assets and liabilities reverse.

The components of deferred tax assets and liabilities were as follows (in thousands):

	December 31, 2011		December 25, 2010
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities

Current:
Allowance for doubtful accounts	$1,114	—	1,774	—
Deferred gift cards and certificates	23,312	—	2,544	—
Rent	4,811	—	2,147	—
Deferred revenue	4,555	—	7,757	—
Accrued expenses	6,685	—	3,142	—
Capital loss	18,876	—	—	—
Other	1,614	—	998	—

	60,967	—	18,362	—
Valuation allowance	(12,580)	—	(5,792)	—

Total current	48,387	—	12,570	—

F-42	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

	December 31, 2011		December 25, 2010
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities

Noncurrent:
Capital leases	1,970	—	492	—
Rent	1,767	—	1,465	—
Property and equipment	—	14,106	—	11,992
Deferred compensation and long-term incentive accrual	4,048	—	1,825	—
Deferred revenue	5,417	—	7,833	—
Real estate reserves	1,495	—	1,669	—
Franchise rights and other intangibles	—	588,761	—	600,481
Unused foreign tax credits	8,459	—	—	—
Capital loss	—	—	18,876	—
Other	7,347	—	7,060	—

	30,503	602,867	39,220	612,473
Valuation allowance	(6,296)	—	(13,084)	—

Total noncurrent	24,207	602,867	26,136	612,473

	$72,594	602,867	38,706	612,473

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes, as of December 31, 2011, it is more likely than not that the Company will realize the benefits of the deferred tax assets, except as discussed below.

As of December 31, 2011 and December 25, 2010, the valuation allowance for deferred tax assets was $18.9 million. These valuation allowance amounts relate to deferred tax assets for capital loss carryforwards and are recorded because it is more likely than not that there will not be sufficient capital gain income in future periods to utilize the capital loss carryforwards. Any future reversal of the valuation allowance related to these capital loss carryforwards will be recorded to the provision for income taxes in the consolidated statements of operations. The capital loss carryforwards will expire in 2012.

The Company has not recognized a deferred tax liability of $6.1 million for the undistributed earnings of foreign operations, net of foreign tax credits, relating to our foreign joint ventures that arose in fiscal year 2011 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2011 and December 25, 2010, the undistributed earnings of these joint ventures were approximately $108.2 million and $97.9 million, respectively.

F-43	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

At December 31, 2011 and December 25, 2010, the total amount of unrecognized tax benefits related to uncertain tax positions was $41.4 million and $17.5 million, respectively. At December 31, 2011 and December 25, 2010, the Company had approximately $16.9 million and $12.1 million, respectively, of accrued interest and penalties related to uncertain tax positions. During fiscal years 2011, 2010, and 2009, the Company recorded $3.1 million, $0.6 million, and $6.2 million, respectively, in income tax expense to accrue for potential interest and penalties related to uncertain tax positions. At December 31, 2011, December 25, 2010, and December 26, 2009, there were $17.4 million, $13.5 million, and $23.6 million, respectively, of unrecognized tax benefits that if recognized would impact the annual effective tax rate.

The Company’s major tax jurisdictions are the United States and Canada. For Canada, the Company has open tax years dating back to tax years ended August 2003. In the United States, the Company is currently under audits in certain state jurisdictions for tax periods after August 2003. The audits are in various stages as of December 31, 2011. It is uncertain that these audits will conclude in 2012 and quantification of an estimated impact on the total amount of unrecognized tax benefits cannot be made at this time. For U.S. federal taxes, the Company has open tax years dating back to 2006. In addition, the Internal Revenue Service ( “IRS”) is conducting an examination of certain tax positions related to the utilization of capital losses. During 2010, the Company made a payment of approximately $6.0 million to the IRS for this issue. The payment did not have a material impact on the Company’s financial position.

The federal income tax returns of the Company for fiscal years 2006 through 2009 are currently under audit by the IRS, and the IRS has proposed adjustments for fiscal years 2006 and 2007 to increase our taxable income as it relates to our gift card program, specifically to record taxable income upon the activation of gift cards. We have filed a protest to the IRS’ proposed adjustments. If the IRS were to prevail in this matter the proposed adjustments would result in additional taxable income of approximately $58.9 million for fiscal years 2006 and 2007 and approximately $26.8 million of additional federal and state taxes and interest owed, net of federal and state benefits. If the IRS prevails, a cash payment would be required, and the additional taxable income would represent temporary differences that will be deductible in future years. Therefore, the potential tax expense attributable to the IRS adjustments for 2006 and 2007 would be limited to $3.1 million, consisting of federal and state interest, net of federal and state benefits. In addition, if the IRS were to prevail in respect of fiscal years 2006 and 2007, it is likely to make similar claims for years subsequent to fiscal 2007 and the potential additional federal and state taxes and interest owed, net of federal and state benefits, for fiscal years 2008 through 2010, computed on a similar basis to the IRS method used for fiscal years 2006 and 2007, and factoring in the timing of our gift card uses and activations, would be approximately $19.7 million. The corresponding potential tax expense impact attributable to these later fiscal years, 2008 through 2010, would be approximately $0.8 million. During the fourth quarter of 2011, representatives of the Company met with the IRS appeals officer. Based on that meeting, the Company proposed a settlement related to this issue and is awaiting a response from the IRS. If our settlement proposal is accepted as presented, we expect to make a cash tax payment in an amount that is less than the amounts proposed by the IRS to cumulatively adjust our tax method of accounting for our gift card program through the tax year ended December 25, 2010. No assurance can be made that a settlement can be reached, or that we will otherwise prevail in the final resolution of this matter. An unfavorable outcome from any tax audit could result in higher tax costs, penalties, and interests, thereby negatively and adversely impacting our financial condition, results of operations, or cash flows.

F-44	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

A summary of the changes in the Company’s unrecognized tax benefits is as follows (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Balance at beginning of year	$17,549	27,092	16,861
Increases related to prior year tax positions	23,922	792	8,580
Increases related to current year tax positions	—	1,373	1,823
Decreases related to prior year tax positions	—	(4,721)	—
Decreases related to settlements	—	(6,622)	—
Lapses of statutes of limitations	(43)	(534)	(828)
Effect of foreign currency adjustments	(49)	169	656

Balance at end of year	$41,379	17,549	27,092

(16) Commitments and contingencies

(a) Lease commitments

The Company is party to various leases for property, including land and buildings, leased automobiles and office equipment under noncancelable operating and capital lease arrangements (see note 10).

(b) Guarantees

The Company has established agreements with certain financial institutions whereby the Company’s franchisees can obtain financing with terms of approximately five to ten years for various business purposes. Substantially all loan proceeds are used by the franchisees to finance store improvements, new store development, new central production locations, equipment purchases, related business acquisition costs, working capital, and other costs. In limited instances, the Company guarantees a portion of the payments and commitments of the franchisees, which is collateralized by the store equipment owned by the franchisee. Under the terms of the agreements, in the event that all outstanding borrowings come due simultaneously, the Company would be contingently liable for $6.9 million and $7.7 million at December 31, 2011 and December 25, 2010, respectively. At December 31, 2011 and December 25, 2010, there were no amounts under such guarantees that were due. The fair value of the guarantee liability and corresponding asset recorded on the consolidated balance sheets was $754 thousand and $874 thousand, respectively, at December 31, 2011 and $1.0 million and $1.5 million, respectively, at December 25, 2010. The Company assesses the risk of performing under these guarantees for each franchisee relationship on a quarterly basis. As of December 31, 2011 and December 25, 2010, the Company had recorded reserves for such guarantees of $390 thousand and $1.2 million, respectively.

The Company has entered into a third-party guarantee with a distribution facility of franchisee products that ensures franchisees will purchase a certain volume of product over a ten-year period. As product is purchased by the Company’s franchisees over the term of the agreement, the amount of the guarantee is reduced. As of December 31, 2011 and December 25, 2010, the Company was contingently liable for $7.8 million and $8.6 million, respectively, under this guarantee. Based on current internal forecasts, the Company believes the franchisees will achieve the required volume of purchases, and therefore, the Company would not be required

F-45	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

to make payments under this agreement. Additionally, the Company has various supply chain contracts that provide for purchase commitments or exclusivity, the majority of which result in the Company being contingently liable upon early termination of the agreement or engaging with another supplier. Based on prior history and the Company’s ability to extend contract terms, we have not recorded any liabilities related to these commitments. As of December 31, 2011, we were contingently liable under such supply chain agreements for approximately $23.9 million.

As a result of assigning our interest in obligations under property leases as a condition of the refranchising of certain restaurants and the guarantee of certain other leases, we are contingently liable on certain lease agreements. These leases have varying terms, the latest of which expires in 2026. As of December 31, 2011 and December 25, 2010, the potential amount of undiscounted payments the Company could be required to make in the event of nonpayment by the primary lessee was $10.5 million and $7.2 million, respectively. Our franchisees are the primary lessees under the majority of these leases. The Company generally has cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of nonpayment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases. Accordingly, we do not believe it is probable that the Company will be required to make payments under such leases, and we have not recorded a liability for such contingent liabilities.

(c) Letters of credit

At December 31, 2011 and December 25, 2010, the Company had standby letters of credit outstanding for a total of $11.2 million. There were no amounts drawn down on these letters of credit.

(d) Legal matters

The Company is engaged in several matters of litigation arising in the ordinary course of its business as a franchisor. Such matters include disputes related to compliance with the terms of franchise and development agreements, including claims or threats of claims of breach of contract, negligence, and other alleged violations by the Company. At December 31, 2011 and December 25, 2010, contingent liabilities totaling $4.7 million and $4.2 million, respectively, were included in other current liabilities in the consolidated balance sheets to reflect the Company’s estimate of the potential loss which may be incurred in connection with these matters. While the Company intends to vigorously defend its positions against all claims in these lawsuits and disputes, it is reasonably possible that the losses in connection with these matters could increase by up to an additional $6.0 million based on the outcome of ongoing litigation or negotiations.

(17) Retirement plans

401(k) Plan

Employees of the Company, excluding employees of certain international subsidiaries, participate in a defined contribution retirement plan, the Dunkin’ Brands, Inc. 401(k) Retirement Plan (“401(k) Plan”), under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, employees may contribute up to 80% of their pre-tax eligible compensation, not to exceed the annual limits set by the IRS. The 401(k) Plan allows the

F-46	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Company to match participants’ contributions in an amount determined in the sole discretion of the Company. The Company matched participants’ contributions during fiscal years 2011 and 2010 and January through February 2009, up to a maximum of 4% of the employee’s salary. The Company provided a 1% match for participants’ contributions that were made between March and December 2009. Employer contributions for fiscal years 2011, 2010, and 2009, amounted to $2.7 million, $2.1 million, and $1.1 million, respectively. The 401(k) Plan also provides for an additional discretionary contribution of up to 2% of eligible wages for eligible participants based on the achievement of specified performance targets. No such discretionary contributions were made during fiscal years 2011, 2010, and 2009.

NQDC Plan

The Company, excluding employees of certain international subsidiaries, also offers to a limited group of management and highly compensated employees, as defined by the Employee Retirement Income Security Act (“ERISA”), the ability to participate in the NQDC Plan. The NQDC Plan allows for pre-tax contributions of up to 50% of a participant’s base annual salary and other forms of compensation, as defined. The Company credits the amounts deferred with earnings based on the investment options selected by the participants and holds investments to partially offset the Company’s liabilities under the NQDC Plan. The NQDC Plan liability, included in other long-term liabilities in the consolidated balance sheets, was $6.9 million and $7.4 million at December 31, 2011 and December 25, 2010, respectively. As of December 31, 2011 and December 25, 2010, total investments held for the NQDC Plan were $3.2 million and $4.3 million, respectively, and have been recorded in other assets in the consolidated balance sheets.

Canadian Pension Plan

The Company sponsors a contributory defined benefit pension plan in Canada, The Baskin-Robbins Employees’ Pension Plan (“Canadian Pension Plan”), which provides retirement benefits for the majority of its employees.

The components of net pension expense were as follows (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Service cost	$222	155	99
Interest cost	340	316	276
Expected return on plan assets	(306)	(287)	(242)
Amortization of net actuarial loss	54	26	—

Net pension expense	$310	210	133

F-47	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

The table below summarizes other balances for fiscal years 2011, 2010, and 2009 (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

Change in benefit obligation:
Benefit obligation, beginning of year	$6,042	5,087	3,532
Service cost	222	155	99
Interest cost	340	316	276
Employee contributions	81	69	51
Benefits paid	(479)	(218)	(196)
Actuarial (gain) loss	(95)	417	675
Foreign currency (gain) loss, net	(61)	216	650

Benefit obligation, end of year	$6,050	6,042	5,087

Change in plan assets:
Fair value of plan assets, beginning of year	$4,797	4,247	3,162
Expected return on plan assets	306	287	395
Employer contributions	798	310	278
Employee contributions	81	69	51
Benefits paid	(479)	(218)	(196)
Actuarial loss	(505)	(74)	—
Foreign currency gain (loss), net	(53)	176	557

Fair value of plan assets, end of year	$4,945	4,797	4,247

Reconciliation of funded status:
Funded status	$(1,105)	(1,245)	(840)

Net amount recognized at end of period	$(1,105)	(1,245)	(840)

Amounts recognized in the balance sheet consist of:
Accrued benefit cost	$(1,105)	(1,245)	(840)

Net amount recognized at end of period	$(1,105)	(1,245)	(840)

The investments of the Canadian Pension Plan consisted of one pooled investment fund (“pooled fund”) at December 31, 2011 and December 25, 2010. The pooled fund is comprised of numerous underlying investments and is valued at the unit fair values supplied by the fund’s administrator, which represents the fund’s proportionate share of underlying net assets at market value determined using closing market prices. The pooled fund is considered Level 2, as defined by U.S. GAAP, because the inputs used to calculate the fair value are derived principally from observable market data. The objective of the pooled fund is to generate both capital growth and income, while maintaining a relatively low level of risk. To achieve its objectives, the pooled fund invests in a number of underlying funds that have holdings in a number of different asset classes while also investing directly in equities and fixed instruments issued from around the world. The Canadian Pension

F-48	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Plan assumes a concentration of risk as it is invested in only one investment. The risk is mitigated as the pooled fund consists of a diverse range of underlying investments. The allocation of the assets within the pooled fund consisted of the following:

	December 31, 2011	December 25, 2010

Equity securities	58%	59%
Debt securities	39	40
Other	3	1

The actuarial assumptions used in determining the present value of accrued pension benefits at December 31, 2011 and December 25, 2010 were as follows:

	December 31, 2011	December 25, 2010

Discount rate	5.25%	5.50%
Average salary increase for pensionable earnings	3.25	3.25

The actuarial assumptions used in determining the present value of our net periodic benefit cost were as follows:

	December 31, 2011	December 25, 2010	December 26, 2009

Discount rate	5.50%	6.00%	7.25%
Average salary increase for pensionable earnings	3.25	3.25	3.25
Expected return on plan assets	6.00	6.50	7.00

The expected return on plan assets was determined based on the Canadian Pension Plan’s target asset mix, expected long-term asset class returns based on a mean return over a 30-year period using a Monte Carlo simulation, the underlying long-term inflation rate, and expected investment expenses.

The accumulated benefit obligation was $5.1 million and $5.0 million at December 31, 2011 and December 25, 2010, respectively. We recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of the Canadian Pension Plan.

We anticipate contributing approximately $600 thousand to this plan in 2012. Expected benefit payments for the next five years and thereafter are as follows (in thousands):

Fiscal year:
2012	$242
2013	240
2014	237
2015	233
2016	229
Thereafter	1,478

$2,659

F-49	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

Baskin-Robbins SERP

In 1991, we established a supplemental executive retirement plan (“SERP”) for a select group of Baskin-Robbins executives who constituted a “top hat” group as defined by ERISA. Assets of the SERP are held in a Rabbi Trust (“Trust”). The SERP assets are invested primarily in money market funds and are included in our consolidated balance sheets within other assets since the Trust permits our creditors to access our SERP assets in the event of our insolvency. The SERP assets of $804 thousand and $909 thousand, and corresponding liabilities of $1.7 million and $1.6 million, at December 31, 2011 and December 25, 2010, respectively, are included in other assets, and other long-term liabilities, in the accompanying consolidated balance sheets.

(18) Related-party transactions

(a) Sponsors

Prior to the closing of the Company’s initial public offering on August 1, 2011, the Company was charged an annual management fee by the Sponsors of $1.0 million per Sponsor, payable in quarterly installments. In connection with the completion of the initial public offering in August 2011, the Company incurred an expense of approximately $14.7 million related to the termination of the Sponsor management agreement. Including this termination fee, the Company recognized $16.4 million, $3.0 million, and $3.0 million of expense during fiscal years 2011, 2010, and 2009, respectively, related to Sponsor management fees, which is included in general and administrative expenses, net in the consolidated statements of operations. At December 25, 2010, the Company had $500 thousand of prepaid management fees to the Sponsors, which were recorded in prepaid expenses and other current assets in the consolidated balance sheets.

At December 31, 2011 and December 25, 2010, certain affiliates of the Sponsors held $64.8 million and $70.6 million, respectively, of term loans, net of original issue discount, issued under the Company’s senior credit facility. The terms of these loans are identical to all other term loans issued to lenders in the senior credit facility.

Our Sponsors have a controlling interest in our Company as well as several other entities. The existence of such common ownership and management control could result in differences within our operating results or financial position than if the entities were autonomous. The Company made payments to entities under common control totaling approximately $979 thousand, $769 thousand, and $664 thousand during the fiscal years 2011, 2010, and 2009, respectively, primarily for the purchase of training services and leasing of restaurant space. At December 31, 2011 and December 25, 2010, the company owed these entities $127 thousand and $48 thousand, respectively, which was recorded in accounts payable and other current liabilities in the consolidated balance sheets.

We have entered into an investor agreement with the Sponsors and also entered into a registration rights and coordination agreement with certain shareholders, including the Sponsors. Pursuant to these agreements, subject to certain exceptions and conditions, our Sponsors may require us to register their shares of common stock under the Securities Act of 1933, and they will have the right to participate in certain future registrations of securities by us.

F-50	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements—(continued)

December 31, 2011 and December 25, 2010

(b) Joint ventures

The Company received royalties from its joint ventures as follows (in thousands):

	Fiscal year ended
	December 31, 2011	December 25, 2010	December 26, 2009

BR Japan	$2,473	2,110	1,786
BR Korea	3,371	2,990	2,637

	$5,844	5,100	4,423

At December 31, 2011 and December 25, 2010, the Company had $1.0 million of royalties receivable from its joint ventures which were recorded in accounts receivable, net of allowance for doubtful accounts, in the consolidated balance sheets.

The Company made net payments to its joint ventures totaling approximately $2.8 million, $1.5 million, and $409 thousand, in fiscal years 2011, 2010, and 2009, respectively, primarily for the purchase of ice cream products and incentive payments.

(c) Board of Directors

Certain family members of one of our directors hold an ownership interest in an entity that owns and operates Dunkin’ Donuts restaurants and holds the right to develop additional restaurants under store development agreements. During fiscal year 2011, the Company received $713 thousand in royalty, rental, and other payments from this entity. No amounts were received during fiscal years 2010 or 2009.

(19) Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts were as follows (in thousands):

	Accounts receivable	Notes and other receivables

Balance at December 27, 2008	$5,377	254
Provision for doubtful accounts, net	3,792	3,571
Write-offs and other	(3,401)	(2,480)

Balance at December 26, 2009	5,768	1,345
Provision for doubtful accounts, net	13	1,492
Write-offs and other	(263)	(394)

Balance at December 25, 2010	5,518	2,443
Provision for doubtful accounts, net	745	1,274
Write-offs and other	(3,550)	(1,396)

Balance at December 31, 2011	$2,713	2,321

F-51	(Continued)

Dunkin’ Brands Group, Inc. and subsidiaries

Notes to consolidated financial statements

December 31, 2011 and December 25, 2010

(20) Quarterly financial data (unaudited)

	Three months ended
	March 26, 2011	June 25, 2011	September 24, 2011	December 31, 2011(1)

	(In thousands, except per share data)
Total revenues	$139,213	156,972	163,508	168,505
Operating income (2)(3)	44,836	61,794	54,112	44,567
Net income (loss) (2)(3)(4)	(1,723)	17,162	7,412	11,591

Earnings (loss) per share:
Class L – basic and diluted	0.85	0.83	4.46	n/a
Common – basic and diluted	(0.51)	(0.04)	(1.01)	0.10

	Three months ended
	March 27, 2010	June 26, 2010	September 25, 2010	December 25, 2010

	(In thousands, except per share data)
Total revenues	$127,412	150,416	149,531	149,776
Operating income	36,685	57,886	54,574	44,380
Net income (loss) (5)	5,938	17,337	18,842	(15,256)

Earnings (loss) per share:
Class L – basic and diluted	1.21	1.23	1.25	1.18
Common – basic and diluted	(0.53)	(0.26)	(0.24)	(1.02)

(1)	The fourth quarter of fiscal year 2011 reflects the results of operations for a 14-week period. All other quarterly periods reflect the results of operations for 13-week periods.
(2)

The third quarter of fiscal year 2011 includes an expense of approximately $14.7 million related to the termination of the Sponsor management agreement incurred in connection with the completion of the initial public offering in August 2011 (see note 18).

(3)

The fourth quarter of fiscal year 2011 includes an impairment of the investment in the Korea joint venture of $19.8 million, less a reduction in depreciation and amortization, net of tax, resulting from the impairment of the underlying intangible and long-lived assets of $1.0 million (see note 6).

(4)

During fiscal year 2011, the Company made additional term loan borrowings of $250.0 million and repaid in full the $625.0 million of senior notes (see note 8). In connection with these additional term loan borrowings and repayments of senior notes, the Company recorded losses on debt extinguishment and refinancing transactions of $11.0 million, $5.2 million, and $18.1 million, in the first, second, and third quarters of fiscal year 2011, respectively.

(5)

During fiscal year 2010, all outstanding ABS Notes were repaid in full with proceeds from the term loans and senior notes, as well as available cash (see note 8). As a result, losses on debt extinguishment of $3.7 million and $58.3 million were recorded in the second and fourth quarters of fiscal year 2010, respectively.

F-52

Independent auditors’ report

To the Shareholders and Board of Directors of

BR KOREA CO., LTD.:

We have audited the accompanying statements of financial position of BR KOREA CO., LTD. (the “Company”) as of December 31, 2011 and 2010, and the statements of income, statements of changes in shareholders’ equity, and statements of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BR KOREA CO., LTD. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with Accounting Standards for Non-Public Entities in the Republic of Korea (“KAS-NPEs”).

As explained in Note 2 to the accompanying financial statements, the Company has prepared the financial statements in accordance with KAS—NPEs for the reporting periods beginning on or after January 1, 2011. In accordance with the KAS—NPEs ‘Effective date and Transitional Provisions’ paragraph 4 on January 1, 2011, the prior periods’ financial position, results of operations, and cash flows under previous generally accepted accounting principles in the Republic of Korea (“previous K-GAAP”) have been carried over and presented as is, with no retrospective adjustments due to the application of KAS—NPEs. Effects due to the application of KAS—NPEs are further discussed in Note 2.

KAS-NPEs vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the financial statements.

March 16, 2012

/s/ Deloitte Anjin

BR Korea Co., Ltd.

Statements of financial position

As of December 31, 2011 and 2010

	2011		2010

	(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Notes 8 and 13)	(Won)	10,187,008	(Won)	10,435,234
Short-term financial instruments		40,000,000		40,500,000
Trade accounts receivable, net of allowance for doubtful accounts of (Won)192,047 thousand for 2011 and (Won)170,149 thousand for 2010 (Note 14)		19,012,616		16,844,763
Inventories (Notes 3 and 8)		34,568,962		28,308,117
Securities (Notes 5,8 and 25)		4,500		5,600
Other current assets (Note 4)		7,147,794		6,541,307

		110,920,880		102,635,021

NON CURRENT ASSETS:
Securities under the equity method (Note 6)		677,340		677,340
Securities (Notes 5 and 8)		1,354,910		62,985
Other investments		138,855		184,085
Tangible assets, net (Notes 7 and 8)		65,962,903		62,200,625
Intangible assets (Note 9)		8,578,563		9,338,876
Guarantee deposits paid (Note 10)		123,590,176		112,647,141
Membership certificates		2,307,877		2,277,527
Deferred income tax assets (Note 18)		1,283,463		1,310,229

		203,894,087		188,698,808

Total Assets	(Won)	314,814,967	(Won)	291,333,829

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade accounts payable (Note 14)	(Won)	16,444,547	(Won)	15,308,691
Accounts payable-other (Note 14)		13,588,829		8,843,013
Income tax payable (Note 18)		3,532,886		5,912,523
Advances from customers (Note 13)		2,728,591		2,068,757
Guarantee deposits received		17,685,162		17,373,276
Deferred income tax liabilities (Note 18)		136,978		108,745
Other current liabilities (Notes 11,13, and 14)		6,864,380		6,964,772

		60,981,373		56,579,777

NON- CURRENT LIABILITIES:
Accrued severance indemnities, net of benefit plan assets of (Won)13,144,957 thousand for 2011 and (Won)11,572,261 thousand for 2010 (Note 12)		4,250,472		3,995,292
Allowance for unused points (Note 23)		2,651,480		1,428,034

		6,901,952		5,423,326

TOTAL LIABILITIES		67,883,325		62,003,103

SHAREHOLDERS’ EQUITY:
Common stock (Note 15)		6,000,000		6,000,000
Accumulated other comprehensive income (Notes 5 and 16)		300,121		—
Appropriated retained earnings (Note 15)		24,234,977		24,234,977
Retained earnings before appropriations		216,396,544		199,095,749

Total Shareholders’ Equity		246,931,642		229,330,726

Total Liabilities and Shareholders’ Equity	(Won)	314,814,967	(Won)	291,333,829

See accompanying notes to financial statements.

BR Korea Co., Ltd.

Statements of income

For the years ended December 31, 2011, 2010 and 2009

	2011		2010		2009

	(In thousands, except per share amounts)
SALES (Notes 14 and 24)	(Won)	452,359,842	(Won)	426,063,145	(Won)	406,214,174
COST OF SALES (Note 14)		223,625,882		205,865,736		206,622,944

GROSS PROFIT		228,733,960		220,197,409		199,591,230
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
(Notes 21 and 22)		195,163,739		181,504,761		155,286,246

OPERATING INCOME		33,570,221		38,692,648		44,304,984

NON OPERATING INCOME (EXPENSES):
Interest income		2,150,932		2,112,109		1,353,475
Foreign currency loss, net (Note 13)		(2,852)		(17,252)		(74,007)
Gain (Loss) on foreign currency transactions, net		(35,493)		4,310		(5,061)
Commission income		3,208,904		5,199,869		5,685,017
Gain (Loss) on disposal of tangible assets, net		(715,563)		17,414		(598,839)
Gain on disposal of intangible assets		755,000		309,350		177,975
Donations (Note 17)		(2,426,487)		(1,983,239)		(2,261,554)
Miscellaneous, net (Note 17)		(677,804)		(336,130)		(1,168,736)

		2,256,637		5,306,431		3,108,270

INCOME BEFORE INCOME TAX		35,826,858		43,999,079		47,413,254
INCOME TAX EXPENSE (Note 18)		8,494,063		10,586,975		12,050,772

NET INCOME	(Won)	27,332,795	(Won)	33,412,104	(Won)	35,362,482

NET INCOME PER SHARE (Note 19)	(Won)	45,555	(Won)	55,687	(Won)	58,937

See accompanying notes to financial statements.

BR Korea Co., Ltd.

Statements of changes in shareholders’ equity

For the years ended December 31, 2011, 2010 and 2009

	Korean Won
	(In thousands)
	Common stock		Accumulated other comprehensive income		Retained earnings		Total

Balance at January 1, 2009	(Won)	6,000,000	(Won)	—	(Won)	175,058,140	(Won)	181,058,140
Annual dividends						(9,888,000)		(9,888,000)

Balance after appropriations						165,170,140		171,170,140
Net income						35,362,482		35,362,482

Balance at December 31, 2009	(Won)	6,000,000	(Won)	—	(Won)	200,532,622	(Won)	206,532,622

Balance at January 1, 2010	(Won)	6,000,000	(Won)	—	(Won)	200,532,622	(Won)	206,532,622
Annual dividends						(10,614,000)		(10,614,000)

Balance after appropriations						189,918,622		195,918,622
Net income						33,412,104		33,412,104

Balance at December 31, 2010	(Won)	6,000,000	(Won)	—	(Won)	223,330,726	(Won)	229,330,726

Balance at January 1, 2011	(Won)	6,000,000	(Won)	—	(Won)	223,330,726	(Won)	229,330,726
Annual dividends						(10,032,000)		(10,032,000)

Balance after appropriations						213,298,726		219,298,726
Gains on valuation of available-for-sale securities, net of tax				300,121				300,121
Net income						27,332,795		27,332,795

Balance at December 31, 2011	(Won)	6,000,000	(Won)	300,121	(Won)	240,631,521	(Won)	246,931,642

See accompanying notes to financial statements.

BR Korea Co., Ltd

Statements of cash flows

For the years ended December 31, 2011, 2010 and 2009

	2011		2010		2009

	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	27,332,795	(Won)	33,412,104	(Won)35,362,482
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		20,215,617		18,899,166	19,914,400
Provision for severance indemnities		5,115,531		6,695,012	4,015,539
Amortization of lease premium		3,720,031		3,604,761	3,229,923
Provision for doubtful accounts		1,364,490		31,982	21,800
Foreign currency translation loss		3,415		—	—
Disposal of tangible assets, net		715,563		(17,414)	598,839
Disposal of intangible assets, net		(755,000)		(309,350)	(177,975)
Payment of severance indemnities		(3,333,628)		(4,074,977)	(2,299,625)
Transfer of severance indemnities from related parties		45,973		174,604	176,542
Change in trade accounts receivable		(2,189,751)		(463,142)	(137,154)
Change in accounts receivable-other		(970,223)		537,197	(2,091,922)
Change in accrued income		(188,753)		17,600	166,021
Change in advanced payments		642,527		(1,030,369)	1,152,192
Change in prepaid expenses		(132,630)		101,573	(69,533)
Change in inventories		(6,260,845)		1,442,542	1,944,500
Change in deferred income tax assets		26,766		(215,534)	(612,949)
Change in trade accounts payable		1,132,441		866,869	487,801
Change in accounts payable-other		4,745,816		1,660,450	(7,837,644)
Change in withholdings		(57,023)		(752,033)	2,638,929
Change in accrued expenses		(43,370)		(2,982,152)	3,563,367
Change in income tax payable		(2,379,638)		(1,909,418)	(140,325)
Change in deferred income tax liabilities		(67,584)		1,675	(60,151)
Change in advances from customers		652,134		188,042	(983,082)
Change in allowance for unused points		1,223,446		(735,036)	(69,893)
Change in gift certificate discounts		7,700		(12,156)	(3,629)
Change in the national pension fund		3,198		7,208	—
Change in benefit plan assets		(1,575,894)		(2,623,783)	(3,269,803)

Net cash provided by operating activities		48,993,104		52,515,421	55,518,650

BR Korea Co., Ltd

Statements of cash flows—(continued)

For the years ended December 31, 2011, 2010 and 2009

	2011		2010		2009

	(In thousands)

CASH FLOWS FROM INVESTING ACTIVITIES:
Withdrawal of short-term financial instruments	(Won)	117,500,000	(Won)	157,000,000	(Won)	78,678,865
Proceeds from disposal of securities		5,600		4,390		16,945
Disposal of tangible assets		375,932		327,457		3,923,898
Refund of guarantee deposits paid		9,905,072		4,752,250		7,684,153
Collection of long-term loans		45,230		226,922		167,330
Disposal of lease premium		1,010,000		352,600		190,454
Disposal of membership certificates		70,150		—		362,810
Acquisition of short-term financial instruments		(117,000,000)		(162,500,000)		(96,678,865)
Purchase of securities under the equity method		—		(677,340)		—
Purchase of securities		(900,486)		—		(2,370)
Payment of guarantee deposits paid		(21,898,107)		(19,845,301)		(17,863,614)
Acquisition of tangible assets		(25,069,389)		(17,149,920)		(25,082,537)
Purchase of membership certificates		(100,500)		(589,546)		(157,081)
Payment of lease premium		(3,464,718)		(1,955,074)		(2,056,515)

Net cash used in investing activities		(39,521,216)		(40,053,562)		(50,816,527)

CASH FLOWS FROM FINANCING ACTIVITIES:
Refund of guarantee deposits received		23,496,253		5,074,855		5,978,607
Dividends paid		(10,032,000)		(10,614,000)		(9,888,000)
Payment of guarantee deposits received		(23,184,367)		(2,890,568)		(4,340,270)

Net cash used in financing activities		(9,720,114)		(8,429,713)		(8,249,663)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(248,226)		4,032,146		(3,547,540)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		10,435,234		6,403,088		9,950,628

CASH AND CASH EQUIVALENTS, END OF YEAR (Note 25)	(Won)	10,187,008	(Won)	10,435,234	(Won)	6,403,088

See accompanying notes to financial statements.

BR Korea Co., Ltd.

Notes to financial statements

For the years ended December 31, 2011 and 2010

1. General:

BR KOREA CO., LTD. (the “Company”) was incorporated under the laws of the Republic of Korea on June 10, 1985 in accordance with the joint venture agreement dated April 19, 1985 between three Korean shareholders represented by Mr. Young In Hur and Dunkin’ Brands Inc. Under such agreement, the Company engages in the production, distribution and sale of ice cream, ice cream treats, donuts and other related activities. Sales are made through the Company’s distribution network under its direct management and franchise stores under the brand names of Baskin-Robbins and Dunkin’ Donuts.

As of December 31, 2011, the Company’s common stock amounts to (Won)6,000 million, and the issued and outstanding shares of the Company are owned 66.67% by those Korean shareholders and 33.33% by Dunkin’ Brands Inc.

2. Summary of significant accounting policies:

Basis of financial statement presentation

The Company has prepared the accompanying financial statements in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea (“KAS—NPEs”) for the reporting periods beginning on or after January 1, 2011. In accordance with the KAS—NPEs ‘Effective date and Transitional Provisions’ paragraph 4, on January 1, 2011, the prior periods’ financial position, results of operations, and cash flows under previous generally accepted accounting principles in the Republic of Korea (“previous K-GAAP”) have been carried over and presented as is, with no retrospective adjustments due to the application of KAS—NPEs.

The Company maintains its official accounting records in Korean won and prepares its statutory financial statements in the Korean language (Hangul) in conformity with Accounting Standards for Non-Public Entities in the Republic of Korea. Certain accounting principles applied by the Company that conform with the financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about KAS—NPEs and Korean practices.

The accompanying financial statements to be presented at the annual shareholders’ meeting were approved by the board of directors on March 8, 2012.

The Company’s significant accounting policies used for the preparation of the financial statements are as follow.

Cash and cash equivalents

Cash and cash equivalents includes cash, checks issued by others, checking accounts, ordinary deposits and financial instruments, which can be easily converted into cash and whose value changes due to changes in interest rates are not material, with maturities (or date of redemption) of three months or less from acquisition. Credit card sales are recognized as trade accounts receivable.

Revenue recognition

The Company’s revenue consists of sales of ice cream and donuts to franchisees and to customers (for its retail stores) and other.

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

The Company sells individual franchise agreements, under which a franchisee pays an initial nonrefundable fee (refer to Commission Income) and subsequently purchases ice cream and donuts from the Company. Once the franchise begins operations, the Company recognizes revenue from the sale of ice cream and donuts to a franchise as Sales during the period. Revenue generated from the sale of ice cream and donuts to franchisees is recognized upon delivery; however, revenue is recognized when the sales terms have been fully met if there are sales terms related with post-delivery. Retail store revenues at company-owned stores are recognized at the point of sale, net of sales tax and other sales-related taxes.

The Company offers customer loyalty programs—bonus points, under which customers can earn from 1.5% ~ 5% of any purchase amount above (Won)1,000, as points to use in the future. Such points expire within one year from the date the customer earns them. When a customer earns bonus points under the program, the Company recognizes selling, general and administrative expense in the same amount and a corresponding liability under Allowance for unused points. When points are used, the Company reduces Allowance for unused points and recognizes revenue. At the end of the period, 100% of the unused points are recognized as Allowance for unused points (Note 23), in the Company’s statements of financial position.

Commission income

The Company sells individual franchise agreements, under which a franchisee pays an initial nonrefundable fee. The initial franchise fee is recognized as Commission Income, upon substantial completion of the services required of the Company as stated in the franchise agreement, which is generally upon the opening of the respective franchise. The Company does not consider its Commission Income from such initial nonrefundable fees as part of its main business operations. Thus, presents the related income as part of non operating income.

Gift certificates

Gift certificates are stated at face value, net of any discounts given, at the time of issuance and accounted for as Advances from Customers. The gift certificates generally expire within 5 years of issuance. The redemption of gift certificates is reflected as sales at the time the certificates are redeemed at stores by the portion of advances, net of discounts for the relative amount of redemption. Any expired gift certificates are recognized as Non-operating income.

Allowance for doubtful accounts

The Company provides an allowance for doubtful accounts to cover estimated losses on receivables, based on collection experience and analysis of the collectability of individual outstanding receivables.

Inventories

Inventories are stated at cost which is determined by using the moving average method. The Company maintains perpetual inventory, which is adjusted to physical inventory counts performed at year end. When the market value of inventories (net realizable value for finished goods or merchandise and current replacement cost for raw materials) is less than the carrying value, carrying value is stated at the lower of cost or market.

F-60	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

The Company applies the lower of cost or market method by each group of inventories and loss on inventory valuation is presented as a deduction from inventories and charged to cost of sales.

Classification of securities

At acquisition, the Company classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for under the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments in equity securities over which the Company exercises significant influence, are accounted for under the equity method. Securities accounted for under the equity method are presented as securities accounted for using the equity method in the statement of financial position. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

Valuation of securities

For available-for-sale securities, the average method is used to determine the cost of debt and equity securities for the calculation of gain (loss) on disposal of those securities.

Debt securities that have fixed or determinable payments with a fixed maturity are classified as held-to-maturity securities only if the Company has both the positive intent and ability to hold those securities to maturity. However, debt securities, whose maturity dates are due within one year from the period end date, are classified as current assets.

After initial recognition, held-to-maturity securities are stated at amortized cost in the statements of financial position. When held-to-maturity securities are measured at amortized costs, the difference between their acquisition cost and face value is amortized using the effective interest rate method and the amortization is included in the cost and interest income.

When the possibility of not being able to collect the principal and interest of held-to-maturity securities according to the terms of the contracts is highly likely, the difference between the recoverable amount (the present value of expected cash flows using the effective interest rate upon acquisition of the securities) and book value is recorded as loss on impairment of held-to-maturity securities included in the non-operating expense and the held-to-maturity securities are stated at the recoverable amount after impairment loss. If the value of impaired securities subsequently recovers and the recovery can be objectively related to an event occurring after the impairment loss was recognized, the reversal of impairment loss is recorded as reversal of impairment loss on held-to-maturity securities included in non-operating income. However, the resulting carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured, at the date of the reversal, if no impairment loss was recognized.

Tangible assets

Property, plant and equipment are stated at cost (acquisition cost or manufacturing cost plus expenditures directly related to preparing the assets ready for use). Assets acquired from investment-in-kind, received

F-61	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

through donations or acquired free of charge in other ways are stated at the market value of the item which is considered as the fair value.

Expenditures after acquisition or completion that increase future economic benefit in excess of the most recently assessed capability level of the asset are capitalized and other expenditures are charged to expense as incurred.

In accordance with the Company’s policy, borrowing costs in relation to the manufacture, purchase, construction or development of assets are capitalized as part of the cost of those assets.

When the expected future cash flow from use or disposal of the property, plant and equipment is lower than the carrying amount due to obsolescence, physical damage or other causes, the carrying amount is adjusted to the recoverable amount (the higher of net sales price or value in use) and the difference is recognized as an impairment loss. When the recoverable amount subsequently exceeds the carrying amount of the impaired asset, the excess is recorded as a reversal of impairment loss to the extent that the reversed asset does not exceed the carrying amount before previous impairment as adjusted by depreciation.

Depreciation is computed using the declining-balance method, except for buildings and structures using straight-line method, over the estimated useful lives of the assets as follows:

Assets	Useful lives (Years)

Buildings	30
Structures	15
Machinery and equipment	8
Vehicles	4
Others	4

Intangible assets

Intangible asset amount represents lease premiums paid, which is amortized using the straight-line method over the estimated useful life of 5 years. A lease premium is an amount a lessee pays to the previous lessee related to the property. A long-term lease contract with a contract period of 5 years or more is amortized over the actual contract years. When the leasing right is transferred to a sub-lessee before the end of the lease period, the gain or loss on disposal of the lease premium is recognized in the amount of the difference between the lease premium previously paid and the lease premium received from the sub-lessee.

Accrued severance indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive a lump-sum severance payment upon termination of their employment, based on their current salary rate and length of service. The accrual for severance indemnities is computed as if all employees were to terminate at the period end dates and amounted to (Won)17,395 million and (Won)15,568 million for the years ended December 31, 2011 and 2010, respectively. In accordance with the National Pension Law of Korea, a portion of its severance indemnities which has been transferred in cash to the National Pension Fund through March 1999 is presented as a deduction from accrued severance indemnities. Additionally, the Company has insured a

F-62	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

portion of its obligations for severance indemnities by contributing to benefit plan assets that will be directly paid to employees with Shinhan Bank Co. and others, and records them as plan assets which are directly deducted from accrued severance indemnities. Actual payments for severance indemnities amounted to (Won)3,334 million, (Won)4,075 million and (Won)2,300 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Income tax expense

The Company recognizes deferred income tax assets or liabilities for the temporary differences between the carrying amount of an asset and liability and tax base. A deferred tax liability is generally recognized for all taxable temporary differences with some exceptions and a deferred tax asset is recognized to the extent when it is probable that taxable income will be available against which the deductible temporary difference can be utilized in the future. Deferred income tax asset (liability) is classified as current or non-current asset (liability) depending on the classification of related asset (liability) in the statements of financial position. Deferred income tax asset (liability), which does not relate to specific asset (liability) account in the statements of financial position such as deferred income tax asset recognized for tax loss carryforwards, is classified as current or non-current asset (liability) depending on the expected reversal period. Deferred income tax assets and liabilities in the same tax jurisdiction and in the same current or non-current classification are presented on a net basis. Current and deferred income tax expense are included in income tax expense in the statements of income and additional income tax or tax refunds for the prior periods are included in income tax expense for the current period when recognized. However, income tax resulting from transactions or events, which was directly recognized in shareholders’ equity in current or prior periods, or business combinations, is directly adjusted to equity account or goodwill (or negative goodwill).

Accounting for foreign currency translation

The Company maintains its accounts in Korean won. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the period end dates. The balances have been translated using the market exchange rate announced by Seoul Money Brokerage Services Ltd., which is (Won)1,153.30 and (Won)1,138.90 to US $1.00 at December 31, 2011 and 2010, respectively. The translation gains or losses are reflected in non operating income (expense).

3. Inventories:

Inventories as of December 31, 2011 and 2010 consist of the following:

	Korean Won (In thousands)
	2011		2010

Merchandise	(Won)	6,874,214	(Won)	8,116,884
Finished goods		4,412,773		4,941,342
Semi finished goods		224,481		219,911
Raw materials		16,712,431		10,693,639
Materials in transit		6,345,063		4,336,341

Total	(Won)	34,568,962	(Won)	28,308,117

F-63	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

4. Other current assets:

Other current assets as of December 31, 2011 and 2010 consist of the following:

	Korean Won (In thousands)
	2011		2010

Accounts receivable—other	(Won)	4,431,259	(Won)	3,503,628
Accrued income		687,597		498,843
Advanced payments		1,624,706		2,267,233
Prepaid expenses		404,232		271,603

Total	(Won)	7,147,794	(Won)	6,541,307

5. Securities:

(1) Securities as of December 31, 2011 and 2010 consist of following:

	Korean Won (In thousands)
	2011		2010

Available-for-sale Securities
Dunkin’ Brands Group, Inc	(Won)	1,296,425	(Won)	—

Held-to-maturity securities
Government & public bonds		62,985		68,585

Total	(Won)	1,359,410	(Won)	68,585

Held-to-maturity securities whose maturity are within one year from the period end date in the amount of (Won)4,500 thousand and (Won)5,600 thousand as of December 31, 2011 and 2010, respectively, are classified as securities in the current assets.

(2) Details of available-for-sale Securities as of December 31, 2011 and 2010 consist of following:

			Korean Won (In thousands)
	Number of shares	Ownership	Acquisition cost		Fair value		Book value

Dunkin’ Brands Group, Inc.	45,000	0.2%	(Won)	900,486	(Won)	1,296,425	(Won)	1,296,425

The fair value of available-for-sale Securities that are quoted in active markets is determined using the quoted prices and the accumulated unrealized gain on valuation of available-for-sale Securities before tax effect is (Won)395,939 thousand as of December 31, 2011.

In addition, during the years ended December 31, 2011 and 2010, no impairment loss or reversal of any previously recognized impairment loss on securities occurred.

F-64	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

6. Securities under the equity method:

Details of securities accounted for under the equity method as of December 31, 2011 and 2010 are as follow:

			Korean Won (In thousands)
	Number of shares	Ownership	Acquisition cost		Book value

Nexgen Food Research (NFR)	6,000	100%	(Won)	677,340	(Won)	677,340

KAS-NPEs do not require the equity method to be applied when both condition are met; (a) the investee does not require to be audited in accordance with Korean External Audit Laws, and (b) the ownership of investor does not change significantly from previous periods.

As of December 31, 2011 and 2010, the Company does not reflect its proportionate share of operational results or equity adjustments of NFR as both conditions are met for NFR.

In addition, during the year ended December 31, 2011 and 2010, no impairment loss or reversal of any previously recognized impairment loss on securities under the equity method occurred.

7. Tangible assets:

(1) Tangible assets as of December 31, 2011 and 2010 consist of the following:

	Korean Won (In thousands)
	2011		2010

Land	(Won)	11,103,689	(Won)	11,103,689
Buildings		21,867,337		21,571,820
Structures		996,666		752,500
Machinery		8,409,626		8,080,418
Vehicles		45,373		113,898
Other		23,540,212		20,578,300

Total	(Won)	65,962,903	(Won)	62,200,625

(2) Disclosure of Land Price and Valuation of Land

The Korean government annually announces the public price of domestic land by address and type of purpose pursuant to the laws on Disclosure of Land Price and Valuation of Land. This is determined based on the comprehensive consideration including market price, surrounding road condition, possibility of future development and others. As of December 31, 2011 and 2010, the public price of Company-owned land is (Won)9,720,605 thousand and (Won)8,960,541 thousand, respectively.

F-65	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

(3) Changes in book values of tangible assets for the years ended December 31, 2011 and 2010 consist of the following:

	Korean Won (In thousands)
	2011
	January 1, 2011		Acquisition		Disposal		Depreciation		December 31, 2011

Land	(Won)	11,103,689	(Won)	—	(Won)	—	(Won)	—	(Won)	11,103,689
Buildings		21,571,820		1,576,412		327,480		953,415		21,867,337
Structures		752,500		357,064		—		112,898		996,666
Machinery		8,080,418		3,415,485		1		3,086,276		8,409,626
Vehicles		113,898		—		8,330		60,195		45,373
Others		20,578,300		19,720,428		755,683		16,002,833		23,540,212

Total	(Won)	62,200,625	(Won)	25,069,389	(Won)	1,091,494	(Won)	20,215,617	(Won)	65,962,903

	Korean Won (In thousands)
	2010
	January 1, 2010		Acquisition		Disposal		Depreciation		December 31, 2010

Land	(Won)	11,103,689	(Won)	—	(Won)	—	(Won)	—	(Won)	11,103,689
Buildings		22,532,797		—		—		960,977		21,571,820
Structures		748,657		101,200		—		97,357		752,500
Machinery		11,214,919		529,247		—		3,663,748		8,080,418
Vehicles		46,327		129,632		8		62,053		113,898
Others		18,613,526		16,389,840		310,035		14,115,031		20,578,300

Total	(Won)	64,259,915	(Won)	17,149,919	(Won)	310,043	(Won)	18,899,166	(Won)	62,200,625

During the years ended December 31, 2011 and 2010 no impairment loss or reversal of any previously recognized impairment loss on property, plant and equipment occurred.

8. Insured assets:

As of December 31, 2011, the Company’s buildings and structures, machinery, equipment and inventories are insured up to (Won)112,295,327 thousand for fire and (Won)1,900,000 thousand for gas casualty insurance, and (Won)200,000 thousand for the theft of securities and cash. In addition, the Company carries general insurance for vehicles, product liability insurance, business liability insurance and workers’ compensation and casualty insurance for employees.

F-66	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

9. Intangible assets:

Change in intangible asset which consists of lease premiums for the years ended December 31, 2011 and 2010 are as follows:

	Korean Won (In thousands)
	2011		2010

Beginning balance	(Won)	9,338,876	(Won)	11,031,813
Increase		3,464,718		1,955,074
Amortization		(3,720,031)		(3,604,761)
Disposal		(255,000)		(43,250)
Reclassification		(250,000)		—

Ending balance	(Won)	8,578,563	(Won)	9,338,876

Lease premium paid to the previous lessee, was reclassified as rental deposit, included in guarantee deposits, as the property owner rejected the right to transfer the lease premium and terminated the lease agreement the during the year ended December 31, 2011.

10. Guarantee deposits:

Guarantee deposits paid as of December 31, 2011 and 2010 are as follows:

	Korean Won (In thousands)
	2011		2010

Rental deposits	(Won)	123,569,697	(Won)	112,622,634
Other		20,479		24,507

Total	(Won)	123,590,176	(Won)	112,647,141

The Company obtained lien rights for the amount of (Won)80,312 million and (Won)77,975 million related to its guarantee deposits as of December 31, 2011 and 2010, respectively.

11. Other current liabilities:

Other current liabilities as of December 31, 2011 and 2010 consist of the following:

	Korean Won (In thousands)
	2011		2010

Withholdings	(Won)	3,222,248	(Won)	3,279,270
Accrued expenses		3,642,132		3,685,502

	(Won)	6,864,380	(Won)	6,964,772

12. Accrued severance indemnities:

(1) Employees with more than one year of service are entitled to receive severance indemnities, based on their length of service and salary rate upon termination of their employment. The severance indemnities that would

F-67	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

be payable assuming all eligible employees were to resign amount to (Won)17,395,428 thousand and (Won)15,567,553 thousand as of December 31, 2011 and 2010, respectively. The changes in accrued severance indemnities for the years ended December 31, 2011 and 2010 are as follows:

	Korean Won (In thousands)
	2011		2010

Beginning accrued severance indemnities	(Won)	15,567,553	(Won)	12,772,914
Provision for severance indemnities for the period		5,115,531		6,695,012
Transferred-in from affiliates		45,973		174,604
Actual payment		(3,333,629)		(4,074,977)

Ending accrued severance indemnities	(Won)	17,395,428	(Won)	15,567,553

Deposits in National Pension Fund	(Won)	(23,612)	(Won)	(26,810)
Deposits in financial institutions		(13,121,345)		(11,545,451)

Total benefit plan assets	(Won)	(13,144,957)	(Won)	(11,572,261)

Accrued severance indemnities, net of benefit plan assets	(Won)	4,250,472	(Won)	3,995,292

(2) The Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits by joining retirement pension plan with Shinhan Bank Co. and others. Withdrawal of these retirement pension plan assets, in the amount of (Won)13,121,345 thousand and (Won)11,545,451 thousand as of December 31, 2011 and 2010, respectively, is restricted to the payment of severance indemnities. In addition, a part of severance liabilities has been transferred to the national pension fund under the relevant regulation, which is no longer effective. The amounts of the national pension fund benefit transferred are (Won)23,612 thousand and (Won)26,810 thousand as of December 31, 2011 and 2010, respectively. The benefit plan assets and the national pension fund benefit transferred and outstanding are presented as a deduction from accrued severance indemnities.

13. Assets and liabilities in foreign currency:

Assets and liabilities denominated in foreign currency as of December 31, 2011, 2010 and 2009 are as follows:

	Korean Won (In thousands) and US Dollars
	2011			2010			2009

	Foreign currency	Korean Won equivalent		Foreign currency	Korean Won equivalent		Foreign currency	Korean Won equivalent

Assets:
Cash and cash equivalents	USD 40,543	(Won)	46,758	USD 715,149	(Won)	814,483	USD 314,460	(Won)	367,163

Liabilities:
Accrued expense	USD 60,274	(Won)	69,514	—		—	—		—

Advance from customers	USD 12,656	(Won)	14,597	—		—	—		—

F-68	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

The Company recorded (Won)(2,852) thousand, (Won)(17,252) thousand and (Won)(74,007) thousand of Loss on foreign currency translation in Non-operating incomes (expenses) for the years ended December 31, 2011, 2010, and 2009, respectively.

14. Transactions with related parties:

Dunkin’ Brands, Inc is a significant shareholder of the Company. NEXGEN FOOD RESEARCH is a wholly-owned subsidiary of the Company (Note 6). The entities listed below have investment relationships with the Korean shareholders of Company or the entities which the Korean shareholders invest in.

(1) Transactions with affiliated companies and other related parties in 2011, 2010 and 2009 are as follows:

	Korean Won (In thousands)
	2011				2010				2009

	Revenues		Purchases and others		Revenues		Purchases and others		Revenues		Purchases and others

Shany Co., Ltd.	(Won)	29,156	(Won)	1,320,572	(Won)	1,083,848	(Won)	11,853,327	(Won)	1,150,848	(Won)	8,382,872
Honam Shany Co., Ltd.		—		116,580		—		79,844		—		75,770
Paris Croissant Co., Ltd.		343,449		8,398,987		322,424		6,969,578		175,654		4,586,953
Samlip General Food Co., Ltd.		2,548,977		6,938,463		1,250,728		3,493,164		980,148		4,071,503
SPC Co., Ltd.		2,083,113		5,739,561		2,050,502		4,409,849		—		2,674,935
SPC Networks Co., Ltd.		1,570,524		3,243,939		2,110,253		948,483		15,426		29,568
Mildawon Co., Ltd.		—		53,480		—		309,236		—		66,620
NEXGEN FOOD RESEARCH		—		412,457		—		—		—		—
Dunkin’ Brands, Inc.		2,639,430		3,755,019		1,191,083		3,448,705		352,442		3,193,370
Paris Baguette Bon Doux, Inc.		—		37,525,091		—		23,482,273		—		33,281,213
SPC Euro		—		7,000,897		—		3,048,417		—		4,156,874
SPC Japan		—		629,860		—		5,172,213		—		5,018,539

	(Won)	9,214,649	(Won)	75,134,906	(Won)	8,008,838	(Won)	63,215,089	(Won)	2,674,518	(Won)	65,538,217

F-69	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

(2) Related balances of receivables and payables with related parties as of December 31, 2011 and 2010 are summarized below.

	Korean Won (In thousands)
	2011		2010

Receivables
Shany Co., Ltd.	(Won)	20,350	(Won)	786
Paris Croissant Co., Ltd.		38,847		27,215
Samlip General Food Co., Ltd.		208,959		209,348
SPC Co., Ltd.		147,500		154,120
SPC Networks Co., Ltd.		365,230		—
Dunkin’ Brands, Inc.		458,905		—

	(Won)	1,239,791	(Won)	391,469
Allowance for doubtful accounts		12,398		3,914
Payables(*1)
Shany Co., Ltd.	(Won)	—	(Won)	167,480
Honam Shany Co., Ltd.		12,181		14,529
Paris Croissant Co., Ltd.		472,507		478,588
Samlip General Food Co., Ltd.		917,851		271,371
SPC Co., Ltd.		476,318		497,234
SPC Networks Co., Ltd.		731,846		85,644
Mildawon Co., Ltd.		—		50,832
Dunkin’ Brands Inc.		1,222,819		1,126,000

	(Won)	3,833,522	(Won)	2,690,678

(*1)	Payables consists of trade accounts payable, accrued expenses and accounts payable—other.

15. Shareholders’ equity:

Capital Stock

As of December 31, 2011, the Company has 3,000,000 authorized shares of common stock with a (Won)10,000 par value, of which 600,000 shares were issued and outstanding as of December 30, 2011.

F-70	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2011 and 2010, which are maintained by the Company in accordance with tax and other relevant regulations, consist of the following:

	Korean Won (In thousands)
	2011		2010

Legal reserve(*1)	(Won)	3,000,000	(Won)	3,000,000
Reserve for business rationalization(*2)		3,493,977		3,493,977
Reserve for business development(*3)		17,741,000		17,741,000

	(Won)	24,234,977	(Won)	24,234,977

(*1)	The Korean Business Law requires the Company to appropriate at least 10 percent of the cash dividends paid as legal reserve until such reserve equals 50 percent of its common stock. This reserve is not available for cash dividends and can only be transferred to capital or can be used to reduce deficit.

(*2)	In accordance with the Tax Exemption and Reduction Control Law, the amount of tax benefit associated with certain tax credits are appropriated as a reserve for business rationalization.

(*3)	In order to obtain a tax credit on excess retained earnings’ tax, the Company previously accrued for a reserve for business development. However, as the relevant tax regulation concerning excess retained earnings’ tax was repealed in early 2002, the Company has not accrued for any additional reserve for business development since 2002. The remaining reserve can be used to offset deficit or transferred to paid-in capital. However, if this reserve is used for other purposes, the amount used is subject to additional corporate tax.

Statements of Appropriated Retained Earnings

	2011			2010		2009

	(In thousands)

RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings brought forward from prior year	(Won)	189,063,749		(Won)	165,683,645	(Won)	140,935,163
Net income		27,332,795			33,412,104		35,362,482

		216,396,544			199,095,749		176,297,645

APPROPRIATIONS:
Dividends calculated (Note 20)		8,202,000	(*1)		10,032,000		10,614,000

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	(Won)	208,194,544		(Won)	189,063,749	(Won)	165,683,645

(*1)	Dividends calculated by the Company are pending approval.

F-71	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

16. Statements of comprehensive income:

Statements of comprehensive income for the years ended December 31, 2011, 2010 and 2009 consist of the following:

	2011		2010		2009

	(In thousands)

Net income	(Won)	27,332,795	(Won)	33,412,104	(Won)	35,362,482
Other comprehensive income:

Gain on valuation of AFS financial assets		359,939		—		—
Tax effects		(95,818)		—		—

		300,121		—		—

Comprehensive income	(Won)	27,632,916	(Won)	33,412,104	(Won)	35,362,482

17. Donations and miscelleneous expense:

The Company donates donuts to the Food Bank on a daily basis as part of its Corporate social responsibility.

The Company recognized miscellaneous income and expense related to various types of other income offset by mainly inventory scrap expenses. Gross presentation of miscellaneous income and expense is as follows:

	Korean Won (In thousands)
	2011		2010		2009

Miscellaneous income	(Won)	1,034,374	(Won)	864,534	(Won)	848,083
Miscellaneous (expense)		(1,712,178)		(1,200,664)		(2,016,819)

Miscellaneous, net	(Won)	(677,804)	(Won)	(336,130)	(Won)	(1,168,736)

18. Income tax expense and deferred taxes:

(1) Income tax expense for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Korean Won (In thousands)
	2011		2010		2009

Income tax currently payable	(Won)	8,534,882	(Won)	10,800,834	(Won)	12,723,873
Changes in deferred income tax assets due to temporary differences:
End of year		1,146,485		1,201,484		987,625
Beginning of year		1,201,484		987,625		314,526

		54,999		(213,859)		(673,101)

Tax effect		8,589,881		10,586,975		12,050,772

Changes in deferred income tax liabilities reflected directly in shareholders’ equity:
End of year		—		—		—
Beginning of year		(95,818)		—		—

		(95,818)		—		—

Income tax expense	(Won)	8,494,063	(Won)	10,586,975	(Won)	12,050,772

F-72	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

If the amount in the actual tax return differs from the amount used for the calculation of tax expenses for financial reporting purposes above, the Company reflects such difference in the following fiscal period.

Income tax currently payable as of December 31, 2009 includes additional payment arising from a tax assessment for prior years’ corporate income taxes amounting to (Won)2,133,542 thousand.

(2) The reconciliations between income before income tax and income tax expense for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Korean Won (In thousands)
	2011		2010		2009

Income before income tax	(Won)	35,826,858	(Won)	43,999,079	(Won)	47,413,254
Income tax payable by statutory income tax rate		8,643,700		10,623,577		11,449,808
Tax reconciliations:
Non-deductible expense		75,203		55,479		193,957
Special tax		20,936		9,294		170,405
Tax credit(a)		(132,626)		(152,850)		(1,015,551)
Additional payment from the tax assessment(b)		—		—		2,133,542
Adjustment in beginning balance of deferred tax assets from the tax assessment (b)		—		—		(902,429)
Other(c)		(113,150)		51,475		21,040

Income tax expense	(Won)	8,494,063	(Won)	10,586,975	(Won)	12,050,772

Effective tax rate		23.71%		24.06%		25.42%

(a)	Tax credit consists of research and human resource development tax credit, temporarily investment tax credit, and other tax credits applicable under the special tax control laws of Korea.
(b)	Adjustment to the temporary differences arising from the prior period tax returns and the final tax assessment and the amount reported in the financial statements are included within the increase or decrease columns.
(c)	Other represents the effect from change in the applied corporate tax rate.

F-73	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

(3) Details of changes in accumulated temporary differences for the years ended December 31, 2011 and 2010 are as follows:

	Korean Won (In thousands)
	2011
Descriptions	Beginning balance		Decrease		Increase		Ending balance

Temporary differences to be deducted:
Accrued severance indemnities	(Won)	13,686,988	(Won)	1,407,091	(Won)	3,345,137	(Won)	15,625,034
Foreign currency translation		17,252		17,252		2,852		2,852
Amortization of lease premium		425,559		170,455		128,661		383,765
Advertising		180,491		180,491		—		—
Allowance for doubtful accounts		32,232		32,232		118,721		118,721
Accumulated depreciation—Structures		3,984,050		962,961		530,840		3,551,929
Accumulated depreciation		69,026		4,120		—		64,906

Total		18,395,598		2,774,602		4,126,211		19,747,207

Tax rate (*1)		22.0%,24.2%						24.2%

Deferred income tax assets		4,048,120						4,778,823

Temporary differences to be added:
Severance insurance deposits		(11,545,452)		(612,059)		(2,187,953)		(13,121,346)
Accrued income		(498,843)		(498,843)		(687,596)		(687,596)
Lease premium		(425,559)		(170,455)		(128,661)		(383,765)
Special accumulated depreciation		(419,517)		(49,028)		(50,529)		(421,018)

Total		(12,889,371)		(1,330,385)		(3,450,678)		(15,009,664)

Tax rate (*1)		22.0%,24.2%						24.2%

Deferred income tax liabilities		(2,846,636)						(3,632,338)

Deferred income tax assets, net	(Won)	1,201,484					(Won)	1,146,485

F-74	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

	Korean Won (In thousands)
	2010
Descriptions	Beginning balance		Decrease		Increase		Ending balance

Temporary differences to be deducted:
Accrued severance indemnities	(Won)	9,611,773	(Won)	1,177,583	(Won)	5,252,798	(Won)	13,686,988
Foreign currency translation		74,007		74,007		17,252		17,252
Amortization of lease premium		304,709		11,364		132,214		425,559
Advertising		614,883		434,392		—		180,491
Allowance for doubtful accounts		—		—		32,232		32,232
Accumulated depreciation—Structures		3,985,468		511,419		510,001		3,984,050
Accumulated depreciation		81,032		12,006		—		69,026

Total		14,671,872		2,220,771		5,944,497		18,395,598

Tax rate (*1)		22.0%,24.2%						22.0%,24.2%

Deferred income tax assets		3,229,440						4,048,120

Temporary differences to be added:
Severance insurance deposits		(8,921,668)		(1,177,583)		(3,801,367)		(11,545,452)
Accrued income		(516,444)		(516,444)		(498,843)		(498,843)
Lease premium		(304,709)		(11,364)		(132,214)		(425,559)
Special accumulated depreciation		(395,604)		(26,435)		(50,348)		(419,517)

Total		(10,138,425)		(1,731,826)		(4,482,772)		(12,889,371)

Tax rate		22.0%,24.2%						22.0%,24.2%

Deferred income tax liabilities		(2,241,815)						(2,846,636)

Deferred income tax assets, net	(Won)	987,625					(Won)	1,201,484

(*1)	Based on tax rates announced in 2010, the tax rates expected to be applicable to the Company’s deferred tax assets and liabilities are 24.2 % in 2011 and 22% after 2012 and thereafter.

(4) Balances of income tax payable and prepaid income tax before offsetting as of December 31, 2011 and 2010 are as follows:

	Korean Won (In thousands)
Description	2011		2010

Before offsetting
Prepaid income tax	(Won)	5,001,996	(Won)	4,888,309
Income tax payable		8,534,882		10,800,834

Income tax payable after offsetting	(Won)	3,532,886	(Won)	5,912,523

F-75	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

19. Net income per share:

Net income per share for the years ended December 31, 2011, 2010 and 2009 are computed as follows (In thousands except per share amounts and number of shares):

	2011		2010		2009

Net income	(Won)	27,332,795	(Won)	33,412,104	(Won)	35,362,482
Weighted average number of outstanding shares(*)		600,000		600,000		600,000

Net income per share	(Won)	45,555	(Won)	55,687	(Won)	58,937

(*)	The number of outstanding shares did not change for the years ended December 31, 2011, 2010 and 2009.

20. Dividends:

(1) Dividends for the years December 31, 2011, 2010 and 2009 are as follows:

	Korean Won
	2011		2010		2009

Dividend per share	(Won)	13,670	(Won)	16,720	(Won)	17,690
Number of shares		600,000		600,000		600,000

Dividends	(Won)	8,202,000,000	(Won)	10,032,000,000	(Won)	10,614,000,000

(2) The calculation of dividend to net income ratio for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Korean Won
	2011		2010		2009

Dividend	(Won)	8,202,000,000	(Won)	10,032,000,000	(Won)	10,614,000,000
Net income		27,332,795,164		33,412,104,480		35,362,481,645

Dividend ratio		30.01%		30.03%		30.01%

21. Summary of information for computation of value added:

The accounts and amounts needed for calculation of value added for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Korean won (In thousands)
	2011
	SG & A expenses		Manufacturing cost		Total expenses

Salaries	(Won)	39,681,839	(Won)	4,009,394	(Won)	43,691,233
Provision for severance indemnities		4,507,179		608,352		5,115,531
Employee benefits		6,245,433		847,576		7,093,009
Rent		26,370,435		1,662,524		28,032,959
Depreciation		13,095,509		7,120,108		20,215,617
Amortization of lease premium		3,720,031		—		3,720,031
Taxes and dues		1,909,169		204,744		2,113,913

Total	(Won)	95,529,595	(Won)	14,452,698	(Won)	109,982,293

F-76	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

	Korean won (In thousands)
	2010
	SG & A expenses		Manufacturing cost expenses		Total expenses

Salaries	(Won)	34,303,927	(Won)	3,543,584	(Won)	37,847,511
Provision for severance indemnities		6,209,530		485,482		6,695,012
Employee benefits		5,850,725		795,384		6,646,109
Rent		22,564,643		964,233		23,528,876
Depreciation		11,659,293		7,239,873		18,899,166
Amortization of lease premium		3,604,761		—		3,604,761
Taxes and dues		1,736,351		194,801		1,931,152

Total	(Won)	85,929,230	(Won)	13,223,357	(Won)	99,152,587

	Korean won (In thousands)
	2009
	SG & A expenses		Manufacturing cost		Total. expenses

Salaries	(Won)	30,876,952	(Won)	3,380,604	(Won)	34,257,556
Provision for severance indemnities		3,514,136		501,403		4,015,539
Employee benefits		5,403,641		748,302		6,151,943
Rent		18,163,520		1,042,299		19,205,819
Depreciation		12,128,425		7,786,368		19,914,793
Amortization of lease premium		3,229,923		—		3,229,923
Taxes and dues		1,542,840		180,437		1,723,277

Total	(Won)	74,859,437	(Won)	13,639,413	(Won)	88,498,850

F-77	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

22. Selling, general and administrative expenses:

Selling, general and administrative expenses for the years ended December 31, 2011, 2010 and 2009 consist of the following:

	Korean Won (In thousands)
	2011		2010		2009

Salaries (*1)	(Won)	39,681,839	(Won)	34,303,927	(Won)	30,876,952
Provision for severance indemnities (*1)		4,507,179		6,209,531		3,514,136
Other salaries		3,921,219		3,847,903		3,867,808
Employee benefits (*1)		6,245,433		5,850,725		5,403,641
Rent (*1)		26,370,435		22,564,643		18,163,520
Depreciation (*1)		13,095,509		11,659,293		12,128,425
Amortization of lease premium (*1)		3,720,031		3,604,760		3,229,923
Taxes and dues (*1)		1,909,169		1,736,351		1,542,840
Advertising		27,250,600		30,235,596		26,201,518
Research		603,372		550,848		402,720
Provision for doubtful accounts		1,364,490		31,982		21,800
Commission		36,506,938		32,672,470		25,861,672
Others		29,987,525		28,236,732		24,071,291

	(Won)	195,163,739	(Won)	181,504,761	(Won)	155,286,246

(*1)	Other amounts of expenses under the same categorization are considered as manufacturing costs and recognized as Cost of Sales in the statements of income. See Note 21 for the breakout between selling, general and administrative expenses and manufacturing costs for the above categories of expenses.

23. Commitments and litigations:

(1) Commitments

The Company established an import documentary letter of credit up to US $3 million with two commercial banks of Korea as of December 31, 2011. In addition, as of December 31, 2011, the Company is provided with a line of credit of (Won)10 billion under a factoring agreement with Shinhan Bank.

(2) Litigations

As of December 31, 2011, the Company is a defendant in five litigations with total claims of (Won)1,772 million. However, the Company does not expect that the cost to resolve these matters will have a material effect on the financial statements. The Company does not believe a risk of loss resulting from litigation is probable or reasonably possible.

Seoul Metro filed two lawsuits against the Company in relation to sublease taken from Seoul Express Bus & Central City, amount of claims of (Won)362 million. Seoul Metro is a building owner and leased a property with a rent free period to Seoul Express Bus & Central City, which subsequently has been subleased to the Company. The lawsuit is about an eviction suit filed against all lessee and sub-lessee of Seoul Express Bus & Central, since

F-78	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

Seoul Metro intends to directly operate the property. The Company’s lease payments made to Seoul Express Bus & Central City to the present have been deposited with the courts. The litigations are currently pending the final round decision at the Supreme Courts. Thus, the Company believes that the likelihood of loss or need for additional payment to the courts is remote.

The lawsuit against the Company is filed by the owners of the building and buildings in the neighbor for a fire accident in Myungdong store. The case with the claims of (Won)41 million is currently pending the first round decision in the court. In addition, there is a lawsuit with Media and Convergence due to the change of the business partner for monitors for promotions (“Happy TV”). The case with the claim of (Won)1,368 million is currently pending in the first round.

(3) Allowance for unused points

Customer loyalty programs are operated by the Company to provide customers with incentives to buy their goods and services. Under the programs, customers can earn from 1.5% ~ 5% of any purchase amount above (Won)1,000, as points to use in the future. Such points expire within one year from the date the customer earns them. As the Company’s obligation to provide such awards are in the future, any unused program points as of the period end date, are recognized as Allowance for unused points and amounts to (Won)2,651,480 thousand and (Won)1,428,034 thousand as of December 31, 2011 and 2010 respectively.

24. Segment information:

The Company has two operating divisions, ice cream and donut, in which sales are made through the Company’s distribution network consisting of stores under the Company’s direct management and under the franchise agreement.

The divisions’ sales for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Korean Won (In millions)
	2011		2010		2009

Ice Cream	(Won)	235,227	(Won)	209,367	(Won)	197,608
Donut		217,133		216,696		208,606

	(Won)	452,360	(Won)	426,063	(Won)	406,214

25. Cash flow statements:

Significant transactions not involving cash flows for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Korean Won (In thousands)
	2011		2010		2009

Transfer to current assets from held-to-maturity securities	(Won)	4,500	(Won)	5,600	(Won)	4,390
Transfer from construction in progress to buildings		250,000		—		11,211,800

F-79	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

26. Reconciliation to united states generally accepted accounting principles:

The financial statements have been prepared in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea (“KAS-NPEs”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The classification of the cash flow items on the statements on the cash flow is same for the KAS-NPEs and U.S. GAAP. The significant differences are described in the reconciliation tables below. Other differences do not have a significant effect on either net income or shareholders’ equity. The effects of the significant adjustments to net income for the years ended December 31, 2011 and 2010 which would be required if U.S. GAAP were to be applied instead of KAS-NPEs are summarized as follows :

		Korean Won
		(In thousands except earnings per share)
	Note reference	2011		2010		2009

Net income based on Korean GAAP		(Won)	27,332,795	(Won)	33,412,104	(Won)	35,362,482
Adjustments:
Retirement and severance benefits	26.a		127,471		3,003,808		1,063,693
Compensated absences	26.b		603,219		(116,766)		(5,797)
FIN 48 effect	26.c		(10,457)		(8,766)		(10,099)
Tax effect of the reconciling items	26.e		(277,279)		(632,580)		(232,610)

Net income based on U.S. GAAP		(Won)	27,775,749	(Won)	35,657,800	(Won)	36,177,669

Weighted average number of common shares outstanding			600,000		600,000		600,000
Basic and Diluted Earnings per share based on US GAAP		(Won)	46,293	(Won)	59,430	(Won)	60,296

The effects of the significant adjustments to shareholders’ equity for the years ended December 31, 2011 and 2010 which would be required if U.S. GAAP were to be applied instead of KAS-NPEs are summarized as follows :

		Korean Won (In thousands)
	Note reference	2011		2010

Shareholders’ equity based on Korean GAAP		(Won)	246,931,642	(Won)	229,330,726
Adjustments:
Retirement and severance benefits	26.a		(2,747,769)		(1,710,408)
Compensated absences	26.b		(40,126)		(643,345)
FIN 48 effect	26.c		(29,322)		(18,865)
Tax effect of the reconciling items	26.e		674,671		531,979

Shareholder’s equity based on U.S. GAAP		(Won)	244,789,096	(Won)	227,490,087

F-80	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

a. Retirement and severance benefits

Under the Korean labor law, employees with more than one year of service are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit is based on the terminated employee’s length of employment and rate of pay prior to termination. KAS-NPEs requires that a company record the vested benefit obligation at the end of reporting period assuming all employees were to terminate their employment as of that date. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense.

U.S. GAAP generally requires the use of actuarial methods for measuring annual employee benefit costs including the use of assumptions as to the rate of salary progression and discount rate, the amortization of prior service costs over the remaining service period of active employees and the immediate recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets. The Company recognizes the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee’s expected date of separation or retirement.

Under U.S. GAAP, actuarial gains or losses, which result from a change in the value of either the projected benefit obligation or the plan assets resulting from experience different from that assumed or from a change in an actuarial assumption, that are not recognized as a component of net income or loss are recognized as increases or decreases to other comprehensive income, net of tax, in the period they arise. At a minimum, amortization of a net actuarial gain or loss included in accumulated other comprehensive income is included as a component of net pension cost for a year if, as of the beginning of the year, that net actuarial gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the minimum amortization shall be that excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

The effects of retirement and severance benefits to shareholders’ equity as of December 31, 2011 and 2010 consist of (Won)4,693,495 thousand recognized as retained earnings and (-) (Won)7,441,264 recognized as other comprehensive income, and (Won)4,566,024 thousand recognized as retained earnings and (-) (Won)6,276,432 thousand recognized as other comprehensive income, respectively. Under US GAAP due to the use of the actuarial method, the Company recognized accrued severance indemnities, net of benefit plan assets of (Won)6,998,240 thousand, and (Won)5,705,700 thousand as of December 31, 2011 and 2010, respectively.

b. Compensated absences

Under U.S. GAAP, a liability for amounts to be paid as a result of employee’s rights to compensated absences shall be accrued in the year in which earned. Under KAS-NPEs, while there is no specific provision for the accounting treatment of accruing the compensated absences, the Company accrues such liability in the following year pursuant to industry practice.

c. Income taxes

Under U.S. GAAP, effective January 1, 2009, the Company adopted accounting guidance which clarifies the accounting guidance for uncertainties in income taxes. The guidance requires that the tax effect(s) of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the

F-81	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. With the adoption of the accounting guidance, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle.

Under Korean corporation tax law, the tax deductibility of executive bonuses which are paid without an actual executive bonuses payment policy undergoes a qualitative assessment by the tax authorities. The Company paid such executive bonuses, for the years ended December 31, 2011, 2010 and 2009 in the amount of (Won)33,248 thousand, (Won)30,084 thousand, and (Won)37,939 thousand, respectively. As a result, under US GAAP, the Company recorded additional tax provision related to the uncertain tax position for the years ended December 31, 2011, 2010 and 2009, in the amount of (Won)10,457 thousand, (Won)8,766 thousand, and (Won)10,099 thousand, respectively .

d. Scope of consolidation

Under KAS-NPEs, majority-owned subsidiaries with total assets below (Won)10 billion at prior year end are not consolidated. Under U.S. GAAP, a company is required to consolidate all majority-owned subsidiaries regardless of total asset size if it has control of the subsidiary. However, the reconciliation to US GAAP does not include the consolidation of a majority-owned subsidiary with total assets below (Won)10 billion as the Company believes such amounts are immaterial.

e. Tax effect of the reconciling items

The applicable statutory tax rate used to calculate the tax effect of the reconciling items on the net income reconciliation between KAS-NPEs and U.S. GAAP for the years ended December 31, 2011 and 2010 was 24.2%. Such tax rates are inclusive of resident surtax of 2.2%. The following is a reconciliation of the tax effect of the reconciling items on net income:

	Korean Won (In thousands)
	2011		2010		2009

Net income based on U.S.GAAP	(Won)	27,775,749	(Won)	35,657,800	(Won)	36,177,669
Net income based on Korean GAAP		27,332,795		33,412,104		35,362,482

Total GAAP adjustments on net income		442,954		2,245,696		815,187
Adjustments related to tax items:
FIN 48 effect		10,457		8,766		10,099
Tax effect of the reconciling items		277,279		632,580		232,610

Taxable GAAP adjustment		730,689		2,887,042		1,057,896
Applicable tax rate(*)		24.2%		24.2%,22.0%		24.2%,22.0%

Tax effect of the reconciling items	(Won)	277,279	(Won)	632,580	(Won)	232,610

F-82	(Continued)

BR Korea Co., Ltd.

Notes to financial statements—(continued)

For the years ended December 31, 2011 and 2010

(*)	The Company applied tax rates that are expected to apply in the period in which the liability is expected to be settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Hence, since the adjustment in compensated absences for the year ended December 31, 2010 amounting to (Won)(116,766) thousand is expected to be settled in 2011, the Company applied 24.2% which is an enacted tax rate for fiscal year 2011. In addition, since the adjustment in retirement and severance benefits for the year ended December 31, 2010 amounting to (Won)3,003,808 thousand is expected to be settled in 2012 and thereafter, the Company applied 22.0% which is an enacted tax rate for fiscal year 2012 and thereafter.

The following is a reconciliation of the tax effect of the reconciling items on shareholders’ equity:

	Korean Won (In thousands)
	2011		2010

Shareholders’ equity based on U.S.GAAP	(Won)	244,789,096	(Won)	227,490,087
Shareholders’ equity based on Korean GAAP		246,931,642		229,330,726

Total GAAP adjustments on net income		(2,142,546)		(1,840,639)
Adjustments related to tax items:
FIN 48 effect		29,322		18,865
Tax effect of the reconciling items		(674,671)		(531,979)

Taxable GAAP adjustment		(2,787,895)		(2,353,753)
Applicable tax rate (*)		24.2%		24.2%, 22.0%

Tax effect of the reconciling items	(Won)	(674,671)	(Won)	(531,979)

(*)	The Company applied tax rates that are expected to apply in the period in which the liability is expected to be settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Hence, since the adjustment in compensated absences as of December 31, 2010 amounting to (Won)(643,345) thousand is expected to be settled in 2011, the Company applied 24.2% which is an enacted tax rate for fiscal year 2011. In addition, since the adjustment in retirement and severance benefits as of December 31, 2010 amounting to (Won)(1,710,408) thousand is expected to be settled in 2012 and thereafter, the Company applied 22.0% which is an enacted tax rate for fiscal year 2012 and thereafter.

f. Subsequent event

ASC 855 (formerly, SFAS Statement No. 165), Subsequent Events, was issued in May 2009 and is effective for interim or annual financial periods ending after June 15, 2009. ASC 855 establishes principles and requirements for subsequent events by setting forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The Company has adopted ASC 855 and management has performed its evaluation of subsequent events through March 16, 2012, the date these financial statements are issued or available to be issued, and has determined that there are no subsequent events requiring adjustment or disclosure in the financial statements.

F-83

Report of Independent Auditors

To the board of Directors and Shareholders of

B-R 31 ICE CREAM CO., LTD.:

In our opinion, the accompanying balance sheet and the related statement of income, changes in net assets and cash flows present fairly, in all material respects, the financial position of B-R 31 ICE CREAM CO., LTD. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Japan. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in Japan vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the financial statements.

/s/ PricewaterhouseCoopers Aarata

Tokyo, Japan

April 29, 2011

B-R 31 Ice Cream Co., Ltd.

Balance sheets

(In thousands)

	(Not covered by auditors’ report)
	December 31, 2011	December 31, 2010

Assets
Current assets:
Cash and cash equivalents	¥3,239,687	¥3,912,939
Accounts receivable-trade	3,045,929	2,797,245
Finished products	640,354	528,830
Raw materials	335,519	254,757
Supplies	218,569	200,306
Advance payments	11,872	56,987
Prepaid expenses	134,708	82,720
Deferred tax assets	93,748	131,590
Accounts receivable-other	28,063	20,038
Other current assets	30,458	19,689
Allowance for doubtful accounts	(10,304)	(23,873)

Total current assets	7,768,603	7,981,228

Non-current assets:
Tangible fixed assets
Buildings	1,522,471	1,495,756
Accumulated depreciation	(1,092,515)	(1,057,432)

Buildings, net	429,956	438,324
Structures	195,248	195,248
Accumulated depreciation	(156,970)	(154,183)

Structures, net	38,278	41,065
Machinery and equipment	2,052,109	2,042,838
Accumulated depreciation	(1,589,977)	(1,578,672)

Machinery and equipment, net	462,132	464,166
Store leasehold improvements	2,881,850	2,612,281
Accumulated depreciation	(1,520,945)	(1,397,189)

Store leasehold improvements, net	1,360,905	1,215,092
Retail store equipment	313,768	188,127
Accumulated depreciation	(97,065)	(60,558)

Retail store equipment, net	216,703	127,569
Vehicles and transportation equipment	37,294	18,627
Accumulated depreciation	(18,751)	(16,544)

Vehicles and transportation equipment, net	18,543	2,083
Tools, furniture and fixtures	655,795	582,697
Accumulated depreciation	(470,297)	(388,598)

Tools, furniture and fixtures, net	185,498	194,099
Land	695,362	226,363
Construction in progress	268,230	117,682

Total tangible fixed assets	3,675,607	2,826,443
Intangible assets
Software	194,889	216,138
Telephone subscription rights	17,065	17,065

Total intangible assets	211,954	233,203
Investments and other assets
Investment securities	24,949	25,672
Loans receivable	—	11,206
Loans receivable from employees	12,013	20,000
Other receivables	236,616	117,449
Prepaid expenses	530,922	517,068
Deferred tax assets	132,962	116,808
Lease deposits	2,080,836	1,943,612
Other non-current assets	19,685	19,685
Allowance for doubtful accounts	(93,470)	(83,933)

Investments and other assets	2,944,513	2,687,567

Total non-current assets	6,832,074	5,747,213

Total assets	¥14,600,677	¥13,728,441

B-R 31 Ice Cream Co., Ltd.

Balance sheets—(continued)

(In thousands)

	(Not covered by auditors’ report)
	December 31, 2011	December 31, 2010

Liabilities and Net assets

Current liabilities:
Accounts payable-trade	¥529,888	¥494,760
Accounts payable-other	1,210,192	1,226,993
Accrued expenses	27,478	25,427
Provision for income taxes	566,660	812,790
Accrued consumption taxes	37,510	41,718
Gift card liability	540,768	295,528
Deposits received	106,009	139,794
Employees’ bonuses	32,572	34,352
Directors’ bonuses	17,000	17,000
Other current liabilities	59,490	83,404

Total current liabilities	3,127,567	3,171,766

Non-current liabilities:
Employees’ retirement benefits	143,012	132,108
Directors’ retirement benefits	65,401	54,000
Asset retirement obligations	73,261	—
Long-term deposits received	1,099,229	1,009,692

Total non-current liabilities	1,380,903	1,195,800

Total liabilities	4,508,470	4,367,566

Net Assets:

Stockholders’ equity:
Common stock	735,286	735,286
Capital surplus
Legal capital surplus	241,079	241,079

Total capital surplus	241,079	241,079

Retained earnings
Legal reserve	168,677	168,677
Other
Other reserves	4,140,000	4,140,000
Retained earnings	4,836,010	4,122,041

Total retained earnings	9,144,687	8,430,718

Treasury stock	(16,893)	(16,793)

Total stockholders’ equity	10,104,159	9,390,290

Valuation and translation adjustments:
Net unrealized gains (losses) on available-for-sale securities, net of tax	(835)	1,144
Net gains (losses) on deferred hedges, net of tax	(11,117)	(30,559)

Total valuation and translation adjustments	(11,952)	(29,415)

Total net assets	10,092,207	9,360,875

Total liabilities and net assets	¥14,600,677	¥13,728,441

See accompanying notes to financial statements.

F-86	(Continued)

B-R 31 Ice Cream Co., Ltd.

Statements of income

(In thousands)

	(Not covered by auditors’ report)		(Not covered by auditors’ report)
	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009

Revenues:
Sales of finished products	¥15,729,348	¥14,696,644	¥12,939,121
Royalty income	3,349,178	3,150,990	2,826,902
Rental income of store equipment	980,414	930,737	893,773

Total revenues	20,058,940	18,778,371	16,659,796

Cost of sales:
Finished products at the beginning of the year	528,830	365,758	367,260
Cost of products manufactured during the year	7,693,295	7,006,948	6,135,411

Total	8,222,125	7,372,706	6,502,671

Transfers to other accounts	(78,595)	(45,364)	(32,440)
Finished products at the end of the year	(640,353)	(528,830)	(365,758)

Cost of finished products sold	7,503,177	6,798,512	6,104,473

Cost of store equipment	480,920	439,665	422,465

Total cost of sales	7,984,097	7,238,177	6,526,938

Gross profit	12,074,843	11,540,194	10,132,858

Selling, general and administrative expenses:
Delivery and storage charges	1,468,236	1,255,453	1,125,538
Advertising expenses	2,581,232	2,306,586	2,099,743
Royalty	198,961	184,387	163,255
Rental expenses	365,615	352,524	363,083
Salaries, allowances and bonuses	1,005,028	980,201	905,626
Provision for bonuses	27,077	28,966	25,418
Employees’ retirement benefits	72,645	59,880	55,094
Directors’ retirement benefits	11,400	10,100	10,100
Other wages	194,024	187,517	163,264
Sales promotion expenses	752,143	673,778	573,540
Franchise general expenses	322,149	490,461	—
Depreciation	578,064	562,282	586,890
Inventory write-off	—	—	31,293
Other	1,587,503	1,551,556	1,692,952

Total selling, general and administrative expenses	9,164,077	8,643,691	7,795,796

Operating income	2,910,766	2,896,503	2,337,062

B-R 31 Ice Cream Co., Ltd.

Statements of income—(continued)

(In thousands)

	(Not covered by auditors’ report)		(Not covered by auditors’ report)
	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009

Non-operating income:
Interest income	800	1,082	1,549
Gain on sales of fixed assets	51,983	45,342	33,897
Gain on unused gift card	22,356	15,208	15,595
Royalty income	11,542	—	—
Other	5,839	6,339	8,493

Total non-operating income	92,520	67,971	59,534

Non-operating expenses:
Inventory write-off	—	—	—
Loss on disposals of fixed assets	21,467	20,710	19,900
Other	1,835	2,654	803

Total non-operating expenses	23,302	23,364	20,703

Ordinary income	2,979,984	2,941,110	2,375,893

Extraordinary gains:
Gain on reversal of allowance for doubtful accounts	3,620	5,249	—
Insurance income	15,313	—	—
Compensation on lease termination	—	20,029	—
Refund of consumption taxes	—	4,203	—
Other	1,846	1,154	—

Total extraordinary income	20,779	30,635	—

Extraordinary losses :
Loss on disposals of other fixed assets	21,086	24,137	34,720
Loss on disaster	223,948	—	—
Loss on adjustment for changes of accounting standard for asset retirement obligations	26,010	—	—

Total extraordinary losses	271,044	24,137	34,720

Income before income taxes	2,729,719	2,947,608	2,341,173

Income taxes-current	1,186,988	1,294,000	1,048,000
Income taxes-deferred	9,701	1,758	(14,127)
Total income taxes	1,196,689	1,295,758	1,033,873

Net income	¥1,533,030	¥1,651,850	¥1,307,300

See accompanying notes to financial statements.

F-88	(Continued)

B-R 31 Ice Cream Co., Ltd.

Statements of changes in net assets

(In thousands)

	(Not covered by auditors’ report)		(Not covered by auditors’ report)
	December 31, 2011	December 31, 2010	December 31, 2009

Shareholders’ equity
Common stock
Balance at the beginning of the year	¥735,286	735,286	735,286
Changes during the year
Total changes during the year	—	—	—

Balance at the end of the year	735,286	735,286	735,286

Capital surplus
Legal capital surplus
Balance at the beginning of the year	241,079	241,079	241,079
Changes during the year
Total changes during the year	—	—	—

Balance at the end of the year	241,079	241,079	241,079

Total capital surplus
Balance at the beginning of the year	241,079	241,079	241,079
Changes during the year
Total changes during the year	—	—	—

Balance at the end of the year	241,079	241,079	241,079

Retained earnings
Legal Reserve
Balance at the beginning of the year	168,677	168,677	168,677
Changes during the year
Total changes during the year	—	—	—

Balance at the end of the year	168,677	168,677	168,677

Other reserves
Balance at the beginning of the year	4,140,000	4,140,000	4,140,000
Changes during the year
Total changes during the year	—	—	—

Balance at the end of the year	4,140,000	4,140,000	4,140,000

Retained earnings brought forward
Balance at the beginning of the year	4,122,041	3,192,893	2,463,754
Changes during the year
Dividends	(819,061)	(722,702)	(578,161)
Net income	1,533,030	1,651,850	1,307,300

Total changes during the year	713,969	929,148	729,139

Balance at the end of the year	4,836,010	4,122,041	3,192,893

Total retained earnings
Balance at the beginning of the year	8,430,718	7,501,570	6,772,431
Changes during the year
Dividends	(819,061)	(722,702)	(578,161)
Net income	1,533,030	1,651,850	1,307,300

Total changes during the year	713,969	929,148	729,139

Balance at the end of the year	9,144,687	8,430,718	7,501,570

B-R 31 Ice Cream Co., Ltd.

Statements of changes in net assets—(continued)

(In thousands)

	(Not covered by auditors’ report)		(Not covered by auditors’ report)
	December 31, 2011	December 31, 2010	December 31, 2009

Treasury stock
Balance at the beginning of the year	(16,793)	(16,793)	(16,793)
Changes during the year
Total changes during the year	(100)	—	—

Balance at the end of the year	(16,893)	(16,793)	(16,793)

Total shareholders’ equity
Balance at the beginning of the year	9,390,290	8,461,142	7,732,003
Changes during the year
Dividends	(819,061)	(722,702)	(578,161)
Net income	1,533,030	1,651,850	1,307,300
Acquisiotion of treasury stock	(100)	—	—

Total changes during the year	713,869	929,148	729,139

Balance at the end of the year	10,104,159	9,390,290	8,461,142

Valuation and translation adjustments
Net unrealized gains (losses) on available-for-sale securities, net of tax
Balance at the beginning of the year	1,144	(229)	834
Changes during the year
Net changes of items other than shareholders’ equity	(1,979)	1,373	(1,063)

Total changes during the year	(1,979)	1,373	(1,063)

Balance at the end of the year	(835)	1,144	(229)

Deferred gains or losses on hedges
Balance at the beginning of the year	(30,559)	(5,376)	(34,949)
Changes during the year
Net changes of items other than shareholders’ equity	19,442	(25,183)	29,573

Total changes during the year	19,442	(25,183)	29,573

Balance at the end of the year	(11,117)	(30,559)	(5,376)

Total valuation and translation adjustments
Balance at the beginning of the year	(29,415)	(5,605)	(34,115)
Changes during the year
Net changes of items other than shareholders’ equity	17,463	(23,810)	28,510

Total changes during the year	17,463	(23,810)	28,510

Balance at the end of the year	(11,952)	(29,415)	(5,605)

Total net asset
Balance at the beginning of the year	9,360,875	8,455,537	7,697,888
Changes during the year
Dividends	(819,061)	(722,702)	(578,161)
Net income	1,533,030	1,651,850	1,307,300
Acquisition of Treasury stock	(100)	—	—
Net changes of items other than shareholders’ equity	17,463	(23,810)	28,510

Total changes during the year	731,332	905,338	757,649

Balance at the end of the year	¥10,092,207	9,360,875	8,455,537

See accompanying notes to financial statements.

F-90	(Continued)

B-R 31 Ice Cream Co., Ltd.

Statements of cash flows

(In thousands)

	Fiscal year ended
	(Not covered by auditors’ report)		(Not covered by auditors’ report)
	December 31, 2011	December 31, 2010	December 31, 2009

Cash flows from operating activities
Income before income taxes	¥2,729,719	¥2,947,608	¥2,341,173
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization	997,717	953,594	942,221
Insurance income	(15,313)	—	—
Compensation on lease termination	—	(20,029)	—
Refund of consumption taxes	—	(4,203)	—
Loss on disposals of fixed assets	21,467	20,710	19,900
Loss on devaluation of supplies	—	—	31,293
Loss on disposals of other fixed assets	21,086	24,137	34,720
Loss on adjustment for changes of accounting standard for asset retirement obligations	26,010	—	—
Loss on disaster	222,270	—	—
Increase (decrease) in allowance for doubtful accounts	(4,031)	(5,651)	27,714
Increase (decrease) in provision for bonuses	(1,779)	4,183	(43,356)
Increase (decrease) in provision for retirement benefits	10,904	12,508	19,723
Increase (decrease) in provision for directors’ retirement benefits	11,400	10,100	(67,400)
Interest income	(800)	(1,081)	(1,549)
Decrease (increase) in accounts receivable-trade	(298,184)	(363,244)	(27,226)
Decrease (increase) in other receivables	(119,166)	11,537	(59,825)
Decrease (increase) in inventories	(238,074)	(242,658)	(5,198)
Increase (decrease) in accounts payable-trade	35,128	617	10,961
Decrease (increase) in advance payments	45,115	48,291	—
Decrease (increase) in prepaid expenses	(51,987)	(13,206)	—
Increase (decrease) in accounts payable	47,540	132,622	97,468
Increase (decrease) in gift card liability	245,239	39,991	—
Increase (decrease) in provision for directors’ bonuses	—	3,000	4,000
Increase (decrease) in deposits received	(33,784)	46,099	—
Increase (decrease) in accrued consumption taxes	(4,208)	(38,366)	50,124
Other	(38,542)	(844)	(20,869)

Subtotal	3,607,727	3,565,715	3,353,874
Interest and dividends income	1,032	1,289	1,731
Proceeds from insurance	15,313	—	—
Proceeds from compensation on lease termination	—	20,029	—
Payments relating to disaster	(134,775)	—	—
Income taxes paid	(1,428,885)	(1,159,831)	(871,402)

Net cash provided by operating activities	2,060,412	2,427,202	2,484,203

Cash flows from investing activities:
Payments for investments in securities	(2,612)	(2,590)	(2,562)
Payments for tangible fixed assets	(1,413,831)	(626,402)	(431,877)
Proceeds from sales of tangible fixed assets	3,000	16,777	—
Payments for intangible fixed assets	(79,748)	(29,269)	(112,953)
Payments for long-term prepaid expenses	(384,231)	(370,929)	(306,154)
Payments for lease deposits	(167,866)	(200,990)	(113,025)
Proceeds from lease deposits	19,704	31,273	21,791
Proceeds from loans receivable	12,138	9,889	15,065
Proceeds from long-term deposits	111,821	135,713	110,012
Other	(13,381)	(9,670)	(33,849)

Net cash used in investing activities	(1,915,006)	(1,046,198)	(853,552)

Cash flows from financing activities
Payments for acqusition of treasury stock	(100)	—	—
Cash dividends paid	(818,558)	(701,264)	(577,468)

Net cash used in financing activities	(818,658)	(701,264)	(577,468)

Net (decrease) increase in cash and cash equivalents	(673,252)	679,740	1,053,183

Cash and cash equivalents, beginning of year	3,912,939	3,233,199	2,180,016

Cash and cash equivalents, end of year	¥3,239,687	¥3,912,939	¥3,233,199

See accompanying notes to financial statements.

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009,

not covered by Auditors’ report included herein)

(1) Organization and description of business

B-R 31 Ice Cream Co., Ltd. (the “Company”) was incorporated in 1978 under the laws of Japan. The Company is engaged in the manufacture and sale of ice cream products mainly through franchise stores under the Baskin-Robins brand.

(2) Summary of significant accounting policies

(a) Financial statements basis and presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”). Japanese GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 18 to the financial statements.

In preparing these financial statements, certain reclassifications and rearrangements, including additions of narrative footnote disclosures, have been made to the financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. The financial statements are stated in Japanese yen.

The accompanying financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been prepared on the assumption that the Company is a going concern.

(b) Cash and cash equivalents

Cash and cash equivalents is comprised of cash on hand, bank deposits on demand, and highly liquid short-term investments, generally with original maturities of three months or less, that are readily convertible to cash for which risk of changes in value is insignificant.

(c) Inventories

Inventories consist of finished products, raw materials and supplies. Supplies consist of stand-by store equipment and advertising goods.

Inventories are stated at the lower of acquisition cost or net selling value. Cost is principally determined by the first-in, first-out method, except for stand-by store equipment which is determined by the specific identification method.

(d) Tangible fixed assets

Tangible fixed assets are stated at cost. Depreciation is computed by using the straight-line method over the estimated useful life of the corresponding asset. Estimated useful lives for major assets are as follows:

Buildings:	15 - 35 years
Machinery and equipment:	9 years
Store leasehold improvements:	6 - 10 years

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

(e) Leased assets

In March 2007, the ASBJ issued ASBJ No.13 “Revised Accounting Standard for Lease Transactions” and ASBJ Guidance No.16 “Revised Implementation Guidance on Accounting Standard for Lease Transactions”. The new standard and related implementation guidance eliminated a transitional rule where companies were allowed to account for finance leases that do not transfer ownership of the leased property to the lessee as operating lease transactions and instead required that such transactions be recorded as finance leases on the balance sheet effective for fiscal years beginning on or after April 1, 2008. In accordance with this new standard, starting in fiscal year 2009 the Company capitalized all finance leases on its balance sheet and depreciates the leased assets using the straight-line method, assuming a residual value of zero, over the lease term. However, finance leases that do not transfer ownership which were entered into before December 31, 2008 are accounted for as operating leases with required disclosures in footnotes.

The effect of the change did not have a material impact on operating income, ordinary income, and income before income taxes for fiscal year 2009.

(f) Software for internal use

Software for internal use is stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of 5 years.

(g) Long-term prepaid expenses

Long-term prepaid expenses mainly consist of store signage used for advertising purposes. These assets are depreciated using the straight-line method.

(h) Investment securities

i) Marketable available-for-sale securities

Marketable available-for-sale securities are stated at fair value, primarily based on market prices at the balance sheet date. Unrealized gains or losses, net of applicable taxes, are recorded as a component in “Net Assets”. Cost of marketable securities sold is determined using the moving-average cost method.

ii) Non-marketable available-for-sale securities

Non-marketable available-for-sale securities are stated at cost. Cost of non-marketable securities sold is determined using the moving-average cost method.

(i) Derivatives and hedges

Derivatives are carried at fair value. The Company utilizes derivative instruments to reduce its exposures to the fluctuations in foreign currency exchange rates associated with purchases denominated in foreign currencies. The Company enters into foreign exchange forward contracts on forecasted import transactions, mainly for the purchase of raw materials.

F-93	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

The Company applies hedge accounting to account for its foreign exchange forward contracts because of high correlation and effectiveness. The Company does not perform a detailed effectiveness test since all of foreign currency forward transactions are based on forecasted transactions which are probable, and variability of the hedged items and hedging instruments is perfectly matched during the period that the hedges are designated.

Gains and losses on hedging instruments are deferred until completion of the hedged transactions.

(j) Allowance for doubtful accounts

The Company records an allowance for doubtful accounts on accounts receivable to cover probable credit losses, based on specific cases and past write-off experience.

(k) Employees’ bonuses

Employees’ bonuses are accrued at the end of the year to which such bonuses are attributable.

During fiscal year 2009, the Company changed its bonus payment policy. The periods for which bonus payments relates were changed as follow:

	Summer bonus	Winter bonus

Until fiscal year 2008	Previous year October through March	April through September
Effective fiscal year 2009	January through June	July through December

Furthermore, under the new policy, approximately 80% of annual bonuses are paid in June and December and the remaining portion is paid in February in the following fiscal year. The change in policy did not have any impact to results of operations.

(l) Directors’ bonuses

Directors’ bonuses are accrued at the end of the year to which such bonuses are attributable.

(m) Employees’ retirement benefits

The Company accounts for a pension liability based on the pension obligations and the fair value of the plan assets at the balance sheet date. Pension benefit obligations are determined to be the total amount payable if all eligible employees voluntarily retired at the balance sheet date less the amounts that the Company would be entitled to under the “Gaishoku Sangyo JF Fund” to pay such obligations. See Note 7. Plan assets in the Company’s cash balance fund are stated at fair value.

(n) Directors’ retirement benefits

The Company records a liability for directors’ retirement benefits which is determined to be the total amount payable if all directors retired at the balance sheet date.

F-94	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

(o) Consumption taxes

Consumption tax and local consumption tax on goods and services paid or collected are not included in revenue or expense accounts subject to such taxes in the accompanying statements of income.

(p) Asset retirement obligations

Effective fiscal year 2011, the Company adopted the ASBJ Statement No. 18 “Accounting Standard for Assets Retirement Obligations” and the ASBJ Guidance No. 21 “Guidance on Accounting Standard for Assets Retirement Obligations” issued in March 2008. Prior to the adoption of these standards, the Company did not recognize any asset retirement obligations until the Company was required to settle such obligations.

Upon the application of the new standards, the Company recorded asset retirement obligations in relation to certain lease agreements under which the Company is committed to assume the cost to restore the leased properties to their original condition upon termination of the lease.

The effect of the adoption of this new accounting standards was a decrease of gross profit of ¥2,729 thousand, ordinary income of ¥6,320 thousand, and income before income taxes of ¥32,330 thousand.

(3) Changes in presentation

The Company made the following changes in presentation. Prior year financial statements are not reclassified to conform to the current period presentation.

(a) Statement of income

For the year ended December 31, 2009, franchise general expenses were included in “Other” within selling, general and administrative expenses. Due to materiality for the year ended December 31, 2010, franchise general expenses were presented as a separate line item within selling, general and administrative expenses. Such expense amounted to ¥237,370 thousand for the year ended December 31, 2009.

For the year ended December 31, 2009 inventory write-off was presented in a separate line item within selling, general and administrative expenses. For the year ended December 31, 2010 inventory write-off of ¥1,868 thousand was included in advertising expenses in selling, general and administrative expenses.

(b) Statements of cash flows

For the year ended December 31, 2009, inventory write-off was presented as a separate line item in “Cash flows from operating activities”. For the year ended December 31, 2010, inventory write-off of ¥1,868 thousand was included in “Other” of “Cash flows from operating activities”.

For the year ended December 31, 2009, increase or decrease in advance payments and advances received was included in “Other” of “Cash flows from operating activities”. For the year ended December 31, 2010, it was presented as a separate line item. Decrease in advance payments and advances received amounted to ¥910 thousand and ¥8,974 thousand, respectively for the year ended December 31, 2009.

F-95	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

For the year ended December 31, 2009, increase or decrease in prepaid expenses was included in “Other” within “Cash flows from operating activities”. Due to materiality, for the year ended December 31, 2010, it was presented as a separate line item. Decrease in prepaid expenses amounted to ¥697 thousand for the year ended December 31, 2009.

For the year ended December 31, 2009, increase or decrease in gift card liability was included in “Other” within “Cash flows from operating activities”. Due to materiality, for the year ended December 31, 2010, it was presented as a separate line item. Increase in gift card liability amounted to ¥8,644 thousand for the year ended December 31, 2009.

For the year ended December 31, 2009, proceeds from sales of tangible fixed assets were included in “Other” within “Cash flows from investing activities”. Due to materiality, for the year ended December 31, 2010, it was presented as a separate line item. Proceeds from sales of tangible fixed assets amounted to ¥772 thousand for the year ended December 31, 2009.

(4) Financial instruments

(a) Company’s policy for financial instruments

The Company invests in short-term deposits only and generates financing through operating cash flows. Derivatives are used for foreign exchange forward contracts with the purpose of hedging the exposure to exchange rate fluctuation risks in relation to the import of raw materials.

(b) Nature and extent of risks arising from financial instruments and risk management

Accounts receivable are subject to credit risks of customers. Their collection periods are generally one month. The Company manages these risks through periodic review of due dates and outstanding balances for each customer.

Investments in securities are subject to market volatility risks. These investments are related to capital and/or operating alliances with business partners, and are subject to market value volatility risk. The Company periodically monitors their fair values.

Lease deposits primarily relate to security deposits paid to the lessor for the lease of ice-cream stores. The Company periodically assesses the financial condition of the counterparties as appropriate.

“Long-term deposits received” are security deposit received from franchisees of ice-cream stores for the sublease of the property where the store is located.

Most trade payables such as accounts payable-trade, accounts payable-other and deposits received are settled within one month.

F-96	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

(c) Supplemental information on fair value of financial instruments

Fair values of financial instruments are based on quoted market prices. When quoted market prices are not available, other rational valuation techniques are used instead. Such rational valuation techniques contain certain assumptions. Results may differ if different assumptions were used in the valuation.

(d) Fair value of financial instruments

Effective fiscal 2010, the Company applied the ASBJ Statement No. 10 “Accounting Standard for Financial Instruments” which was issued on March 10, 2008 and the ASBJ Guidance No. 19 “Guidance on Accounting Standard for Financial Instruments and Related Disclosures” which was also issued on March 10, 2008.

The carrying amounts, fair values and unrealized gains (losses) of financial instruments whose fair value is readily determinable as of December 31, 2011 and 2010 are as follows:

	Thousands of Yen
	December 31, 2011
	Carrying amount	Fair value	Unrealized gain (loss)

Assets:
(1) Cash and cash equivalent	¥3,239,687	3,239,687	—
(2) Accounts receivable-trade	3,045,929
Less: Allowance for doubtful accounts	(10,304)

	3,035,625	3,035,625	—
(3) Investment securities	24,949	24,949	—
(4) Lease deposits	1,791,954	1,640,553	(151,401)

Total	¥8,092,217	7,940,815	(151,401)

Liabilities:
(1) Accounts payable-trade	¥(529,888)	(529,888)	—
(2) Accounts payable-other	(1,210,192)	(1,210,192)	—
(3) Provision for income taxes	(566,660)	(566,660)	—
(4) Deposits received	(106,009)	(106,009)	—
(5) Long-term deposits received	(1,060,983)	(985,838)	75,145

Total	¥(3,473,733)	(3,398,588)	75,145

Derivative instruments under hedge accounting	¥(18,747)	(18,747)	—

F-97	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

	Thousands of Yen
	December 31, 2010
	Carrying amount	Fair value	Unrealized gain (loss)

Assets:
(1) Cash and cash equivalent	¥3,912,939	3,912,939	—
(2) Accounts receivable-trade	2,797,245
Less: Allowance for doubtful accounts	(23,873)

	2,773,372	2,773,372	—
(3) Investment securities	25,672	25,672	—
(4) Lease deposits	1,698,903	1,532,000	(166,903)

Total	¥8,410,886	8,243,983	(166,903)

Liabilities:
(1) Accounts payable-trade	¥(494,760)	(494,760)	—
(2) Accounts payable-other	(1,226,993)	(1,226,993)	—
(3) Provision for income taxes	(812,790)	(812,790)	—
(4) Deposits received	(139,794)	(139,794)	—
(5) Long-term deposits received	(983,362)	(909,533)	73,829

Total	¥(3,657,699)	(3,583,870)	73,829

Derivative instruments under hedge accounting	¥(51,533)	(51,533)	—

The methods and assumptions used to estimate the fair value are as follows:

Assets:

(1) Cash and cash equivalent and (2) Accounts receivable-trade

Because of their short maturities, the fair value of these items approximates their carrying amounts, therefore, they are measured at their carrying amounts.

(3) Investment securities

The fair value of equity securities is based on quoted market prices.

(5) Lease deposits

The fair value of lease deposits is calculated by grouping the deposits by maturity and calculating their present value using the yield of government bonds adjusted for credit risk.

The carrying amounts in the tables above do not include the unamortized balance of lease deposits not required to be returned. Furthermore, lease deposits totaling ¥232,000 thousand and ¥274,000 thousand as of

F-98	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

December 31, 2010 and 2011, respectively, are not included in the table above since these lease deposits do not have quoted market prices and their fair value cannot be determined as their future cash flows cannot be estimated.

Liabilities:

(1) Accounts payable-trade, (2) Accounts payable-other, (3) Accrued income taxes, and (4) Deposits received

Because of their short maturities, the fair values of these items approximate their carrying amounts, therefore, they are measured at their carrying amounts.

(5) Long-term deposits received

The fair value of long-term deposits received is calculated by grouping the deposits by maturity and calculating their present value using the yield of government bonds adjusted for credit risk. The carrying amounts shown in the above table do not include unamortized balance of long-term lease deposits not required to be returned.

Derivative Transactions:

Fair value of derivatives is obtained from financial institutions. All of the derivative transactions are foreign exchange forward contracts entered into by the Company with the purpose of hedging the exposure to exchange rate fluctuation risks in relation to the import of raw materials.

The contract amount does not represent the Company’s exposure to market risk associated with the derivative transactions.

	Thousands of Yen
	December 31, 2011
	Contract amount	Contract amount due after one year	Fair value

Foreign exchange forward contracts—to buy U.S. dollars	¥483,264	—	(18,747)

	Thousands of Yen
	December 31, 2010
	Contract amount	Contract amount due after one year	Fair value

Foreign exchange forward contracts—to buy U.S. dollars	¥539,088	—	(51,533)

F-99	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

(5) Investment securities

Marketable available-for-sale securities are stated at fair value based on quoted market prices at the balance sheet date. Unrealized gains or losses, net of applicable taxes, are recorded as a component of “Net assets”. Investment securities are summarized as follow:

December 31, 2011

		Thousands of Yen
		Carrying amount	Acquisition cost	Unrealized gain(loss)

Securities with carrying amounts in excess of acquisition costs	Equity securities	15,419	13,438	1,981
	Other securities	—	—	—

	Subtotal	15,419	13,438	1,981

Securities with carrying amounts below acquisition costs	Equity securities	9,530	12,917	(3,387)
	Other securities	—	—	—

	Subtotal	9,530	12,917	(3,387)

	Total	24,949	26,355	(1,406)

December 31, 2010

		Thousands of Yen
		Carrying amount	Acquisition cost	Unrealized gain(loss)

Securities with carrying amounts in excess of acquisition costs	Equity securities	15,140	12,721	2,419
	Other securities	—	—	—

	Subtotal	15,140	12,721	2,419

Securities with carrying amounts below acquisition costs	Equity securities	10,532	11,021	(489)
	Other securities	—	—	—

	Subtotal	10,532	11,021	(489)

	Total	25,672	23,742	1,930

F-100	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

(6) Leases

Leases entered into on or before December 31, 2008 that do not transfer ownership of the leased property to the lessee are accounted for as operating lease transactions. Pro forma information on an “as if capitalized” basis for the years ended December 31, 2011 and 2010 is as follows:

	Thousands of Yen
	December 31, 2011			December 31, 2010
	Acquisition cost	Accumulated depreciation	Balance at end of year	Acquisition cost	Accumulated depreciation	Balance at end of year

Vehicles, transportation equipment	¥14,858	13,509	1,348	37,719	30,708	7,011
Tools, furniture and fixtures	13,143	6,952	6,191	27,667	16,667	10,999
Software	—	—	—	3,363	2,794	568

Total	¥28,001	20,461	7,539	68,750	50,171	18,579

Future minimum lease payments outstanding at the end of the year are as follow:

	Thousands of Yen
	December 31, 2011	December 31, 2010

Due within one year	¥3,465	11,143
Due after one year	4,596	8,520

Total	¥8,061	19,664

Lease payments, depreciation expense and interest expense are as follow:

	Thousands of Yen
	Fiscal year ended
	December 31, 2011	December 31, 2010	December 31, 2009

Lease payments	¥11,646	25,865	30,080
Depreciation expense (*1)	10,849	23,824	27,992
Interest expense (*2)	475	1,154	1,575

(*1)	Depreciation is computed using the straight-line method over the lease term assuming a residual value of zero.
(*2)	Interest expense is computed and allocated to each period using the interest method assuming interest expense to be the excess of total lease payments over the acquisition cost.

(7) Employees’ retirement benefits

The Company has a defined benefit plan under which the amount of pension benefit that an employee will receive upon retirement, is determined based on various factors such as age, years of service and individual performance.

F-101	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

The Company is responsible for the fulfillment of the pension obligations.

The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or annuity payments.

The funded status of the Company’s benefit plan as of December 31, 2011 and 2010 are as follows:

	Thousands of Yen
	December 31, 2011	December 31, 2010

Retirement benefit obligations	¥(589,206)	(565,309)
Fair value of plan assets	446,194	433,201

Employees’ retirement benefits	¥(143,012)	(132,108)

The Company accounts for a pension liability based on the pension obligations and the fair value of the plan assets at the balance sheet date. Pension obligations are determined to be the total amount payable if all eligible employees voluntarily retired at the balance sheet date less the amounts that the Company would be entitled to under the “Gaishoku Sangyo JF Pension Fund” to pay such obligations.

The Company’s retirement benefit expenses for the years ended December 31, 2011, 2010, and 2009 amounted to ¥90,580 thousand, ¥76,897 thousand, and ¥70,832 thousand, respectively.

In October 2009 the Company transferred its Japanese tax-qualified pension plan to a cash balance plan, due to changes in the Japanese Corporate Tax law. This transfer was accounted for in accordance with ASBJ Guidance No.1, “Accounting for Transfer of Retirement Benefit Plans” and did not have a material impact in the Company’s results of operations.

In addition, the Company makes contributions to a “Gaishoku Sangyo JF Pension Fund” under which the assets contributed by the Company are not segregated in a separate account or restricted to provide benefits only to employees of the Company. For the 12 month period ended March 31, 2011, 2010 and 2009, contributions to such plan amounted to ¥35,422 thousand, ¥32,581 thousand and ¥29,070 thousand, respectively. Such contributions are recorded as net pension cost. The amounts that the Company would be entitled to under the “Gaishoku Sangyo JF Pension Fund” to pay retirement benefit obligations is the amount assuming all eligible employees voluntarily retired at the balance sheet date.

The proportionate amount of plan assets of the welfare pension fund corresponding to the number of participants was ¥447,873 thousand, ¥399,778 thousand and ¥298,139 thousand as of March 31, 2011, 2010, and 2009, respectively.

F-102	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

The estimated fund status of the total “Gaishoku Sangyo JF Pension Fund” is as follow:

	Millions of Yen
	March 31, 2011	March 31, 2010	March 31, 2009

Plan assets	¥114,044	112,959	92,971
Estimated benefit obligations	127,953	123,946	123,473

Fund status	(13,909)	(10,987)	(30,501)

As of March 31, 2011, and 2010, the “Gaishoku Sangyo JF Pension Fund” had ¥698 million and ¥842 million of unrecognized past service liability, respectively. As of March 31, 2009, the “Gaishoku Sangyo JF Pension Fund” had ¥990 million of unrecognized past service liability and ¥16,921 million of deficits.

The Company’s fund contribution ratio to the “Gaishoku Sangyo JF Pension Fund” for the years ended March 31, 2011, 2010, and 2009 was 0.62%, 0.57%, and 0.47%, respectively.

(8) Stock options

The Company did not grant any stock options for the years ended December 31, 2011, 2010, and 2009 and there were no outstanding options as of December 31, 2011, 2010, and 2009.

(9) Production cost

The breakdown of production cost is as follows:

	Thousands of Yen
			(Not covered by auditors’ report)
	Fiscal 2011	Fiscal 2010	Fiscal 2009

Cost of raw materials	¥6,725,618	6,212,453	5,507,902
Labor cost	396,959	418,249	337,772
Other production costs	570,718	376,245	289,736

Total production cost during the year	¥7,693,295	7,006,948	6,135,411

Production cost is determined through process costing based on actual costs.

F-103	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

The breakdown of other production cost is as follows:

Breakdown of other production cost

	Thousands of Yen
	(Not covered by auditors’ report)		(Not covered by auditors’ report)
	Fiscal 2011	Fiscal 2010	Fiscal 2009

Depreciation	¥57,170	49,416	44,819
Utilities	30,636	28,880	28,219
Factory supplies cost	51,829	54,591	44,116
Machinery maintenance and repair cost	60,798	46,160	39,919
Outsourcing cost(*1)	170,429	—	—
Other	199,856	197,195	132,661

Total	¥570,718	376,245	289,736

(*1)	In fiscal 2010, the outsourcing cost of \34,192 thousand was included in “other”.

(10) Transfer to other account

“Transfer to other account” include amounts initially charged to cost of sales but reclassified to selling, general and administrative expenses as they represent the cost of sample products for sales promotion and finish goods used for training of store employees.

(11) Cost of store equipment

Cost of store equipment is mainly comprised of the following:

	Thousands of Yen
	Fiscal year ended
	December 31, 2011	December 31, 2010	December 31, 2009

Depreciation	¥256,896	212,720	181,879
Maintenance and repair cost of store equipment	101,882	108,371	112,953
Rental expense	27,445	27,337	30,029
Supplies	35,881	31,646	31,724
Transportation	14,456	13,889	18,890
Storage charges	16,457	18,703	21,304

(12) Extraordinary gain

“Other” included in extraordinary income represents gains on sales of fixed assets of ¥1,846 thousand and ¥1,154 thousand for fiscal 2011 and 2010, respectively.

F-104	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

(13) Loss on disposal of fixed assets

Loss on disposal of fixed assets is comprised of the following:

	Thousands of Yen
	For the year ended
	December 31, 2011	December 31, 2010	December 31, 2009

Loss on disposals of store equipment arising from store closing and related restoration	¥18,067	23,814	30,512
Loss on disposals of factory equipment	3,019	323	4,208

Total	¥21,086	24,137	34,720

(14) Loss on natural disaster

The loss on natural disaster represents the loss related to the Great East Japan Earthquake on March 11, 2011. This loss is comprised of the following:

(Thousands of Yen)
For the year ended December 31, 2011

Donations	¥110,083
Relief money to franchisees that suffered damages	52,800
Inventories write off	37,504
Provision for natural disasters	1,677
Plant and equipment repairment cost	19,700
Other	2,182

Total	¥223,948

F-105	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

(15) Income taxes

The components of the deferred tax assets and liabilities at December 31, 2011 and 2010 are as follows:

	Thousands of Yen
	December 31, 2011		December 31, 2010
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities

Employees’ retirement benefits	¥52,215	—	53,768	—
Accrued enterprise tax	44,991	—	61,409	—
Allowance for doubtful accounts	30,731	—	37,338	—
Asset retirement obligations	26,657	(14,646)	—	—
Directors’ retirement benefits	23,308	—	21,978	—
Accrued employees’ bonuses	13,256	—	13,981	—
Inventory write-down	10,080	—	11,253	—
Impairment loss on investment property	9,737	—	9,737	—
Deferred loss on hedges	7,630	—	20,973	—
Amortization of long-term prepaid expenses	3,712	—	3,806	—
Other	19,039	—	14,155	—

Total	¥241,356	(14,646)	248,398	—

Reconciliations between the Japanese statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Fiscal year ended
	December 31, 2011	December 31, 2010	December 31, 2009

Japanese statutory income tax rate	40.7%	40.7%	40.7%
Permanent differences, including entertainment expenses	3.2	3.2	3.4
Effect of the decrease of statutory income tax rate	0.5	—	—
Corporate inhabitant tax	0.1	0.1	0.1
Other	(0.8)	(0.1)	(0.1)

Effective income tax rate	43.8%	44.0%	44.2%

F-106	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

Adjustment for deferred income tax assets and deferred income tax liabilities corresponding to the change of Japanese statutory income tax rate

According to the “Revision of corporate income tax law in order to meet the structural changes of economy” (Law No.2011-114), as well as “Act on Special Measures concerning financing of the restoration activities in relation to the Great East Japan Earthquake” (Law No.2011-117), issued in December 2011, the statutory income tax rate was decreased from fiscal years commencing on or after April 1, 2012.

As a result, the statutory income tax rate for the Company will change as follows:

Before December 31, 2012	40.7%
From January 1, 2013 to December 31, 2015	38.0%
On and after January 1, 2016	35.6%

The effect of the future change in the statutory income tax rate resulted in a decrease of “deferred tax assets (net)” of ¥14,372 thousand, and an increase of “income taxes-deferred” of the same amount for the fiscal 2011.

(16) Changes in net assets

Number of shares issued and treasury stock is as follow:

	Common stock
	Shares issued	Treasury stock

Number of shares at December 31, 2009	9,644,554	8,524
Increase in shares during the year	—	—
Decrease in shares during the year	—	—

Number of shares at December 31, 2010	9,644,554	8,524
Increase in shares during the year	—	37
Decrease in shares during the year	—	—

Number of shares at December 31, 2011	9,644,554	8,561

(17) Per share information

The Company has no outstanding potentially dilutive stock.

	December 31, 2011	December 31, 2010	December 31, 2009

Net book value per share	¥1,047.34	971.45	877.49

	Fiscal year ended
	December 31, 2011	December 31, 2010	December 31, 2009

Net income per share	¥159.09	171.42	135.67

F-107	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

The information to compute net income per share is as follow:

	Fiscal year ended
	December 31, 2011	December 31, 2010	December 31, 2009

Net income per share
Net income (in thousands)	¥1,533,030	1,651,850	1,307,300
Amount not attributable to common shareholders (in thousands)	—	—	—

Net income attributable to common stock (in thousands)	1,533,030	1,651,850	1,307,300

Average number of shares	9,636,005	9,636,030	9,636,030

(18) Summary of certain significant differences between Japanese GAAP and U.S. GAAP

The Company maintains its books and records in conformity with Japanese GAAP, which differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Reconciliations of net income and equity under Japanese GAAP with the corresponding amounts under U.S. GAAP, along with a description of those significant differences, statements of comprehensive income, related balance sheet and cash flow effects are summarized below.

Net income reconciliation

		Thousands of Yen
	Note	December 31, 2011	December 31, 2010

Net income under Japanese GAAP		¥1,533,030	1,651,850

U.S. GAAP adjustments:
Asset retirement obligations	a	(42,653)	(81,226)
Capitalized lease assets	c	564	(118)
Compensated absence	b	400	(2,400)
Lease obligation	c	(964)	(2,449)
Employees’ retirement benefit	d	(4,966)	(7,146)
Hedge accounting	e	19,442	(25,183)
Tax effect on adjustments	f	8,491	37,989

Net income under U.S. GAAP		¥1,513,344	1,571,317

F-108	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

Net income per share under U.S. GAAP

	December 31, 2011	December 31, 2010

Net income attributable to the Company’s common shareholders—basic undiluted	¥157.05	163.06
Weighted average shares outstanding—basic undiluted	9,636,005	9,636,030

Statements of comprehensive income

	Thousands of Yen
	December 31, 2011	December 31, 2010

Net income under U.S. GAAP	¥1,513,344	1,571,317
Other comprehensive income, net of tax:
Unrealized (loss) gain on available for sale securities, net of tax	(1,977)	1,372

Comprehensive income under U.S. GAAP	¥1,511,367	1,572,689

Equity reconciliation

		Thousands of Yen
	Note	December 31, 2011	December 31, 2010

Equity under Japanese GAAP		¥10,092,207	9,360,875
U.S. GAAP adjustments:
Asset retirement obligations	a	(521,458)	(478,805)
Capitalized lease assets	c	(521)	(1,085)
Compensated absence	b	(23,800)	(24,200)
Lease obligation	c	232,680	233,644
Employees’ retirement benefit	d	71,588	76,554
Hedge accounting	e	—	—
Other		(17,065)	(17,065)
Tax effect on adjustments	f	94,351	85,859

Equity under U.S. GAAP		¥9,927,982	9,235,777

F-109	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

Balance sheet items according to J GAAP and US GAAP

	Thousands of Yen
	JGAAP		US GAAP
	2011	2010	2011	2010

Current assets	7,768,603	7,981,228	7,768,603	7,981,228
Non-current assets	6,832,074	5,747,213	8,820,532	7,775,685

Total Assets	14,600,677	13,728,441	16,589,135	15,756,913

Current liabilities	(3,127,567)	(3,171,766)	(3,151,367)	(3,195,966)
Non-current liabilities	(1,380,903)	(1,195,800)	(3,509,786)	(3,325,170)
Total equity	(10,092,207)	(9,360,875)	(9,927,982)	(9,235,777)

Total liabilities and equity	(14,600,677)	(13,728,441)	(16,589,135)	(15,756,913)

(a) Asset retirement obligations

On March 31, 2008, the Accounting Standard Board of Japan (“ASBJ”) issued a new accounting standard for asset retirement obligations, ASBJ Statement No. 18 “Accounting Standard for Asset-Retirement Obligations” which is effective for fiscal years beginning on or after April 1, 2010. This new accounting standard requires all entities to recognize legal obligations associated with the retirement of a tangible fixed assets that result from the acquisition, construction or development and (or) the normal operation of a long-lived asset. A legal obligation is an obligation that an entity is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract.

The Company adopted this new accounting standard from the fiscal year beginning on January 1, 2011. Prior to the adoption of the standard, the Company did not recognize any asset retirement cost until the tangible fixed asset was retired and the Company was required to settle such cost.

Under U.S. GAAP, obligations associated with the retirement of tangible fixed assets and the associated asset retirement costs are accounted and reported under FASB ASC Subtopic 410-20, “Asset Retirement Obligations”. Generally, there are no material differences between the new Japanese Standard and current U.S. GAAP, except that under Japanese GAAP asset retirement obligations are not recognized in situations where the entity can provide assurance that another party will ultimately reimburse the entity for the asset retirement cost. Under U.S. GAAP an asset retirement obligation would need to be recognized as such assurance would not extinguish the entity’s legal obligation.

The Company leases several properties in which leasehold improvements, such as counters, partitions, telephone and air conditioning systems have been installed. Most lease agreements in Japan require the lessee to restore the lease property to its original condition, including removal of the leasehold improvements that the lessee has installed, when the lessee moves out of the leased property. As a result, the Company will incur certain future costs for the restoration that is required under the lease arrangements.

F-110	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

The following table summarizes the activities for asset retirement obligations for the years ended December 31, 2011 and 2010 under U.S. GAAP:

	Thousands of Yen
	December 31, 2011	December 31, 2010

i) Asset retirement obligation
Balance under Japanese GAAP	¥(73,261)	—
U.S. GAAP adjustments:
Beginning balance adjustments	(836,339)	(771,388)
Changes for the year	7,961	(64,951)

Total U.S. GAAP adjustments	(828,378)	(836,339)

Balance under U.S. GAAP	¥(901,639)	(836,339)

ii) Asset retirement costs capitalized in tangible fixed assets
Balance under Japanese GAAP	¥40,849	—
U.S. GAAP adjustments:
Beginning balance adjustments	357,534	373,808
Changes for the year	(50,614)	(16,274)

Total U.S. GAAP adjustments	306,920	357,534

Balance under U.S. GAAP	¥347,769	357,534

(b) Compensated absences

Under Japanese GAAP, there is no specific accounting standard that requires an entity to accrue a liability for future compensated absences. U.S. GAAP, FASB ASC Topic 710, “Compensation—General” requires the accrual of a liability for employees’ future compensated absences.

The following table summarizes the balance of accrued compensated absences and the changes during the years ended December 31, 2011 and 2010 under U.S. GAAP:

	Thousands of Yen
	December 31, 2011	December 31, 2010

Balance at under Japanese GAAP	¥—	—
U.S. GAAP adjustments:
Beginning balance adjustments	(24,200)	(21,800)
Adjustments for the year	400	(2,400)

Total U.S. GAAP adjustments	(23,800)	(24,200)

Balance at under U.S. GAAP	¥(23,800)	(24,200)

F-111	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

(c) Leases

In March 2007, the ASBJ issued ASBJ Statement No.13, “Accounting Standard for Lease Transactions,” which replaced the previous accounting standard for lease transactions issued in June 1993. The revised accounting standard requires that all finance lease transactions be capitalized. It also permits leases which existed at the transition date and do not transfer ownership of the leased property to the lessee to continue to be accounted for as operating lease transactions. The Company adopted this revised accounting standard as of January 1, 2009, and capitalizes in the balance sheet all finance lease transactions in which the Company is the lessee, except for those that existed at the transition date and do not transfer ownership, which continue to be accounted for as operating leases with require disclosure in the notes to the financial statements. As of December 31, 2011 and 2010, there were no leased assets to be capitalized under Japanese GAAP.

U.S. GAAP, FASB ASC Topic 840, “Leases” is applied in order to determine whether the lessee should account for a lease transaction as an operating or a capital lease and whether the lessor should account for a lease transaction as an operating lease, a direct financing lease, a sales type lease or a leverage lease. ASC Topic 840 requires the lessee to record a capital lease as an asset and an liability and the lessor to record a direct financing lease as a receivable representing the minimum lease payments along with the derecognition of the leased property from the balance sheet. The Company analyzed its leases in accordance with the criteria specified in ASC 840 and determined that certain leases in which the Company is the lessee should be capitalized, and certain leases in which the Company is the lessor should be classified as direct financing leases.

In addition, the statement of cash flows prepared under Japanese GAAP presents cash flows from capital lease and direct finance lease transactions, which are accounted for as operating lease transactions in accordance with Japanese GAAP, as operating cash flows. Such lease cash flows are included in operating activities whereas such transactions qualify as capital lease transactions or a direct financing lease transaction and deemed repayments of lease obligation or cash received from lease receivables are presented as financing activities under U.S. GAAP.

F-112	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

The following table summarizes the differences between Japanese GAAP and U.S. GAAP for capital leases and direct finance leases as of December 31, 2011 and 2010, and the changes for the years then ended:

Capital leases

	Thousands of Yen
	December 31, 2011	December 31, 2010

i) Capitalized lease assets
Balance under Japanese GAAP	¥—	—
U.S. GAAP adjustments:
Beginning balance adjustments	18,579	26,543
Changes for the year	(11,039)	(7,964)

Total U.S. GAAP adjustments	7,540	18,579

Balance under U.S. GAAP	¥7,540	18,579

ii) Lease obligation
Balance under Japanese GAAP	¥—	—
U.S. GAAP adjustments:
Beginning balance adjustments	(19,664)	(27,510)
Changes for the year	11,603	7,846

Total U.S. GAAP adjustments	(8,061)	(19,664)

Balance under U.S. GAAP	¥(8,061)	(19,664)

F-113	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

Direct finance leases

	Thousands of Yen
	December 31, 2011	December 31, 2010

i) Lease accounts receivable
Balance under Japanese GAAP	¥—	—
U.S. GAAP adjustments:
Beginning balance adjustments	2,089,797	2,025,729
Changes for the year	76,713	64,068

Total U.S. GAAP adjustments	2,166,510	2,089,797

Balance under U.S. GAAP	¥2,166,510	2,089,797

ii) Tangible fixed assets under direct finance leases
Balance under Japanese GAAP	¥569,798	506,233
U.S. GAAP adjustments:
Beginning balance adjustments	(506,233)	(445,159)
Changes for the year	(63,565)	(61,074)

Total U.S. GAAP adjustments	(569,798)	(506,233)

Balance under U.S. GAAP	¥—	—

iii) Unearned interest
Balance under Japanese GAAP	¥—	—
U.S. GAAP adjustments:
Beginning balance adjustments	(1,349,921)	(1,344,478)
Changes for the year	(14,111)	(5,443)

Total U.S. GAAP adjustments	(1,364,032)	(1,349,921)

Balance under U.S. GAAP	¥(1,364,032)	(1,349,921)

(d) Pension

Under Japanese GAAP, the Company accounts for a pension liability based on the pension obligations and the fair value of the plan assets at the balance sheet date. Pension obligations are determined to be the total amount payable if all eligible employees voluntarily retired at the balance sheet date, minus the amounts that the Company would be entitled to receive under the “Japanese Multiemployer plan” to pay such obligations. See Note 7.

Under U.S. GAAP, FASB ASC Topic 715, “Compensation-Retirement Benefits” is applied to employees retirement benefits. If the projected benefit obligation exceeds the fair value of plan assets, the employer shall recognize in its balance sheet a liability that equals the unfunded projected benefit obligation. If the fair value of plan assets exceeds the projected benefit obligation, the employer shall recognize in its statement of financial position an asset that equals the overfunded projected benefit obligation.

F-114	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

The projected benefit obligation as of a date is the actuarial present value of all benefits attributed by the plan’s benefit formula to employee service rendered before that date. Recognizing the funded status of an entity’s benefit plans as a net liability or asset requires an offsetting adjustment to accumulated other comprehensive income (“AOCI”) in shareholders’ equity. The amounts to be recognized in AOCI representing unrecognized gains/losses, prior service costs/credits, and transition assets/obligations are amortized over certain period. Those amortized amounts are reported as net periodic pension cost in the income statement.

The following table summarizes the differences between Japanese GAAP and U.S. GAAP for accrued pension and severance liabilities as of December 31, 2011 and 2010, and the changes for the years then ended:

	Thousands of Yen
	December 31, 2011		December 31, 2010

Accrued pension and severance liabilities
Balance under Japanese GAAP		¥(143,012)	(132,108)

U.S. GAAP adjustments:
Beginning balance adjustments	76,554		83,700
Changes for the year	(4,966)		(7,146)

Total U.S. GAAP adjustments	71,588		76,554

Balance under U.S. GAAP		¥(71,424)	(55,554)

(e) Hedge accounting

The Company utilizes foreign exchange forward contracts in order to hedge foreign exchange risk for forecasted import transactions denominated in foreign currencies. Under Japanese GAAP, the Company records the foreign exchange forward contracts at fair value at the balance sheet date. The resulting foreign exchange forward contracts’ gain or loss is initially reported as a component of valuation and translation adjustments in net assets and subsequently reclassified into earnings when the forecasted transaction affects earnings. The accounting treatment is similar to the cash flow hedge of U.S. GAAP. However, U.S. GAAP requires an entity to meet specific criteria, such as formal documentation of the hedging relationship and assessment of hedging instrument’s effectiveness for derivative instruments to qualify for hedge accounting. The Company’s hedging relationship of the foreign exchange forward contracts and the forecasted import transactions denominated in foreign currencies did not meet the specific criteria for cash flow hedge accounting under U.S. GAAP. As such, forward contracts’ gain and losses reported as a component of net assets under Japanese GAAP have been reclassified to net income under U.S. GAAP.

F-115	(Continued)

B-R 31 Ice Cream Co., Ltd.

Notes to the financial statements—(continued)

Years ended December 31, 2011, 2010 and 2009

(Information as of December 31, 2011 and 2009 and for the years ended December 31, 2011 and 2009, not covered by Auditors’ report included herein)

The following table summarizes the differences between Japanese GAAP and U.S. GAAP for hedge accounting as of December 31, 2011 and 2010.

	Thousands of Yen
	December 31, 2011	December 31, 2010

Accumulated other comprehensive income
Balance under Japanese GAAP	¥(11,117)	(30,559)

U.S. GAAP adjustments:
Beginning balance adjustments	30,559	5,376
Changes for the year	(19,442)	25,183

Total U.S. GAAP adjustments	11,117	30,559

Balance under U.S. GAAP	¥—	—

(f) Tax effect on adjustments

Accounting for income taxes in accordance with Japanese GAAP is substantially similar to accounting for income taxes in accordance with ASC Topic 740. The following tables summarize the impact on the Japanese GAAP deferred tax assets and liabilities in the Company’s consolidated balance sheets as a result of the U.S. GAAP adjustments as of December 31, 2011 and 2010.

	Thousands of Yen
	December 31, 2011	December 31, 2010

Deferred tax assets, net of deferred tax liabilities
Balance under Japanese GAAP	¥226,710	248,398

U.S. GAAP adjustments:
Beginning balance adjustments	85,859	47,870
Changes for the year	8,491	37,989

Total U.S. GAAP adjustments	94,350	85,859

Balance under U.S. GAAP	¥321,060	334,257

F-116

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26,400,000 shares

Common stock

Prospectus

J.P. Morgan	Barclays	Morgan Stanley

BofA Merrill Lynch

Baird	William Blair & Company	Raymond James

Stifel Nicolaus Weisel	Wells Fargo Securities	Moelis & Company

SMBC Nikko	Ramirez & Co., Inc.	The Williams Capital Group, L.P.

March 29, 2012

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.